As confidentially submitted to the Securities and Exchange Commission on December 18, 2020.

This draft registration statement has not been publicly filed with the Securities and Exchange
Commission and all information herein remains strictly confidential.

Registration No. 333-[●]

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Golden Sun Education Group Limited

(Exact name of registrant as specified in its charter)

Cayman Islands	8200	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Profit Huiyin Square North Building,

Huashan 2088, Unit 1001,

Xuhui District, Shanghai, China

+86-0577-56765303

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Cogency Global Inc.

122 East 42nd Street, 18th Floor

New York, NY 10168

800-221-0102

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications, including communications sent to agent for service, should be sent to:

Ying Li, Esq.

Guillaume de Sampigny, Esq.

Hunter Taubman Fischer & Li LLC
800 Third Avenue, Suite 800
New York, NY 10022
212-530-2206

Approximate date of commencement of proposed sale to the public: Promptly after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee(2)
Class A Ordinary shares, par value $1.00 per share (“Class A Ordinary Shares”)(3)			$	$
Underwriter’s Warrants(4)
Class A Ordinary Shares underlying the Underwriter’s Warrants			$	$
Total			$	$

(1)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(a) under the Securities Act of 1933, as amended (the “Securities Act”). Includes the offering price attributable to additional shares that [●] (the “Underwriter”) has the option to purchase up to [●] Class A Ordinary Shares to cover over-allotments, if any.

(2)	Calculated pursuant to Rule 457(a) under the Securities Act, based on an estimate of the proposed maximum aggregate offering price.

(3)	In accordance with Rule 416(a), we are also registering an indeterminate number of additional Class A Ordinary Shares that shall be issuable pursuant to Rule 416 to prevent dilution resulting from share splits, share dividends or similar transactions.

(4)	The Registrant will issue to the Underwriter warrants to purchase a number of Class A Ordinary Shares equal to an aggregate of [●]% of the Class A Ordinary Shares (the “Underwriter Warrants”) sold in the offering. The exercise price of the Underwriter Warrants equals to [●]% of the offering price of the Class A Ordinary Shares offered hereby. The Underwriter Warrants are exercisable within [●] years commencing from the effective date of the offering at any time, and from time to time, in whole or in part. Includes warrants to purchase up to [●] Ordinary Shares subject to the Underwriter’s over-allotment allowance.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell the securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any jurisdiction where such offer or sale is not permitted.

SUBJECT TO COMPLETION

PRELIMINARY PROSPECTUS DATED [●], 2020

Class A Ordinary Shares

Golden Sun Education Group Limited

This is an initial public offering of our Class A ordinary shares, par value $1.00 per share (“Class A Ordinary Shares”). We are offering on a firm commitment basis our Class A Ordinary Shares. Prior to this offering, there has been no public market for our Class A Ordinary Shares. We expect the initial public offering price to be in the range of $[●] to $[●] per Class A Ordinary Share. We have reserved the symbol “GSUN” for purposes of listing our Class A Ordinary Shares on the Nasdaq Capital Market and plan to apply to list our Class A Ordinary Shares on the Nasdaq Capital Market. It is a condition to the closing of this offering that the Class A Ordinary Shares qualify for listing on a national securities exchange.

Our outstanding share capital consists of Class A Ordinary Shares and Class B ordinary shares, par value $1.00 per share (“Class B Ordinary Shares”). Holders of Class A Ordinary Shares and Class B Ordinary Shares have the same rights except for voting and conversion rights. In respect of matters requiring the votes of shareholders, each Class A Ordinary Share is entitled to one vote, and each Class B Ordinary Share is entitled to five votes and is convertible into one Class A Ordinary Share at any time by the holder thereof. Class A Ordinary Shares are not convertible into Class B Ordinary Shares under any circumstances. The Class B holders will be able to exercise approximately [●]% of the total votes for our issued and outstanding share capital immediately following the completion of this offering, assuming the sale of [●] Class A Ordinary Shares, and excluding the effects of the exercise of the Underwriter Warrants and the over-allotment option.

Investing in our Class A Ordinary Shares involves a high degree of risk, including the risk of losing your entire investment. See “Risk Factors” beginning on page 10 to read about factors you should consider before buying our Class A Ordinary Shares.

We are an “emerging growth company” as defined under the federal securities laws and will be subject to reduced public company reporting requirements. Please read the disclosures beginning on page 10 of this prospectus for more information.

Following the completion of this offering, our largest shareholder will beneficially own approximately [●]% of the aggregate voting power of our issued and outstanding Class A Ordinary Shares and Class B Ordinary Shares assuming no exercise of the over-allotment option, or approximately [●]% assuming full exercise of the over-allotment option. As such, we will be deemed a “controlled company” under Nasdaq Marketplace Rules 5615(c). However, even if we are deemed as a “controlled company,” we do not intend to avail ourselves of the corporate governance exemptions afforded to a “controlled company” under the Nasdaq Marketplace Rules. See “Risk Factors” and “Management—Controlled Company.”

	Per Class A Ordinary Share	Total Without Over-Allotment Option	Total With Over-Allotment Option
Initial public offering price	$	$	$
Underwriter’s discounts(1)	$	$	$
Proceeds to our company before expenses(2)	$	$	$

(1)	See “Underwriting” in this prospectus for more information regarding our arrangements with the Underwriter.

(2)	The total estimated expenses related to this offering are set forth in “Underwriting—Discounts and Expenses.”

This offering is being conducted on a firm commitment basis. The Underwriter is obligated to take and pay for all of the Class A Ordinary Shares if any such Class A Ordinary Shares are taken. We have granted the Underwriter an option for a period of 45 days after the closing of this offering to purchase up to 15% of the total number of the Class A Ordinary Shares to be offered by us pursuant to this offering (excluding Class A Ordinary Shares subject to this option), solely for the purpose of covering over-allotments, at the public offering price less the underwriting discounts. If the Underwriter exercises the option in full, the total underwing discounts payable will be $[●] based on an assumed offering price of $[●] per Class A Ordinary Share, and the total gross proceeds to us, before underwriting discounts and expenses, will be $[●].

We have agreed to issue to the Underwriter share purchase warrants, exercisable commencing the effective date of the registration statement of which this prospectus forms a part for a period of five years after the effective date of the offering, to purchase Class A Ordinary Shares equal to 7.5% of the total number of Class A Ordinary Shares sold in this offering, exercisable at a per share price equal to 120% of the public offering price (the “Underwriter Warrants”). The registration statement of which this prospectus is a part also covers the Underwriter Warrants and the Class A Ordinary Shares issuable upon the exercise thereof.

The Underwriter expects to deliver the Class A Ordinary Shares against payment as set forth under “Underwriting,” on or about [●], 2021.

Neither the Securities and Exchange Commission nor any state securities commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

[Underwriter Logo]

Prospectus dated [●], 2021.

i

About this Prospectus

We and the Underwriter have not authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses prepared by us or on our behalf or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the Class A Ordinary Shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted or where the person making the offer or sale is not qualified to do so or to any person to whom it is not permitted to make such offer or sale. For the avoidance of doubt, no offer or invitation to subscribe for Class A Ordinary Shares is made to the public in the Cayman Islands. The information contained in this prospectus is current only as of the date on the front cover of the prospectus. Our business, financial condition, results of operations, and prospects may have changed since that date.

Conventions that Apply to this Prospectus

Unless otherwise indicated or the context requires otherwise, references in this prospectus to:

●	“Affiliated Entities” are to our subsidiaries, Golden Sun Shanghai and Golden Sun Hong Kong, and their respective subsidiaries and schools, and to our VIEs;

●	“China” or the “PRC” are to the People’s Republic of China, excluding Taiwan and the special administrative regions of Hong Kong and Macau for the purposes of this prospectus only;

●	“Chongwen Middle School” are to Wenzhou City Longwan District Chongwen Middle School, which we control via an entrustment agreement among Chongwen Middle School, Golden Sun Shanghai and Mr. Xueyuan Weng, as well as an Concerted Action Agreement among two of Chongwen Middle School’s sponsors and the representative of its employees;

●	“Class A Ordinary Shares” are to our Class A ordinary shares, par value $1.00 per share;

●	“Class B Ordinary Shares” are to our Class B ordinary shares, par value $1.00 per share;

●	“Double First Class University Plan” are to “The World First Class University” and “First Class Academic Discipline Construction” combined, a tertiary education development initiative designed by the PRC government in 2015 aiming to comprehensively develop elite Chinese universities and their individual faculty departments into world-class institutions by the end of 2050;

●	“Gaokao” are to China’s standardized college entrance examination;

●	“Golden Sun Cayman” are to Golden Sun Education Group Limited, an exempted company with limited liability incorporated under the laws of the Cayman Islands;

●	“Golden Sun Hong Kong” are to the wholly owned subsidiary of Golden Sun Cayman, Hongkong Jintaiyang International Education Holding Group, a Hong Kong private limited company;

●	“Golden Sun Shanghai” are to the wholly owned subsidiary of Golden Sun Cayman, Shanghai Golden Sun Education Group Co., Limited, a Hong Kong private limited company;

●	“Golden Sun Wenzhou” are to the wholly owned subsidiary of Golden Sun Hong Kong, Wenzhou Golden Sun Education Development Co., Ltd., a PRC limited liability company;

●	“Gongyu Education” are to the wholly owned subsidiary of Golden Sun Wenzhou, Shanghai Golden Sun Gongyu Education Technology Co., Ltd., a PRC limited liability company;

●	“Group” are to our Company and Affiliated Entities as a whole;

●	“Hongkou Tutorial” are to Shanghai Hongkou Practical Foreign Language Tutorial School;

●	“Hangzhou Jicai” are to Hangzhou Jicai Tutorial School Co., Ltd.;

●	“Industry Report” are to the industry report of Frost & Sullivan International Limited commissioned by us in July 2020 entitled “Independent Market Study on China’s Premium Private Primary and Secondary Education, Non-English foreign Language Training and Zhongkao, Gaokao Training Market Study”;

●	“Jicai Tutorial” are to Hangzhou Jicai and Shanghai Jicai, collectively, which schools are operated under one brand and under one management team, but each of Hangzhou Jicai and Shanghai Jicai are registered as separate legal entities in two different cities;

ii

●	“Key Universities” are to universities in China that are included in Project 211, Project 985 and Double First Class University Plan and that receive a high level of support from the Chinese government;

●	“Lilong Logistics” are to the wholly owned subsidiary of Golden Sun Wenzhou, Wenzhou Lilong Logistics Services Co., Ltd., a PRC limited liability company;

●	“MOE” are to the Ministry of Education of the PRC;

●	“Project 211” are to a project initiated in 1995 by the MOE with the intent of raising the research standards of high-level universities and cultivating strategies for socio-economic development;

●	“Project 985” are to a project first announced in 1998 to promote the development and reputation of the Chinese higher education system by founding world-class universities in the 21st century, involving both national and local PRC governments allocating large amounts of funding to certain universities;

●	“Ouhai Art School” are to Wenzhou City Ouhai District Art School, which we control via a series of contractual arrangements between Ouhai’s shareholders and Golden Sun Wenzhou;

●	“Qinshang Education” are to the wholly owned subsidiary of Zhouzhi Culture, Shanghai Qinshang Education Technology Co., Ltd., a PRC limited liability company;

●	“secondary schools” are to middle and high schools;

●	“Shanghai Jicai” are to Shanghai Yangpu District Jicai Tutorial School;

●	“shares,” “Shares,” or “Ordinary Shares” are to the ordinary shares of Golden Sun Cayman, par value $1.00 per share and conditioned upon and effective immediately prior to the completion of this offering, collectively, our Class A Ordinary Shares and Class B Ordinary Shares;

●	“U.S. dollars,” “$,” and “dollars” are to the legal currency of the United States;

●	“VIE” are to variable interest entity;

●	“we,” “us,” “our Company,” or the “Company” are to one or more of Golden Sun Cayman and its Affiliated Entities, as the case may be;

●	“WFOE” are to wholly foreign-owned enterprise;

●	“Xianjin Technology” are to Shanghai Xianjin Technology Development Co., Ltd., a PRC limited liability company;

●	“Yangfushan Tutorial” are to Wenzhou City Ouhai District Yangfushan Culture Tutorial Center;

●	“Yangtze River Delta” is a triangle-shaped megalopolis comprising areas of Shanghai, southern Jiangsu province and northern Zhejiang province;

●	“Zhongkao” are to China’s standardized high school entrance examination; and

●	“Zhouzhi Culture” are to the wholly owned subsidiary of Gongyu Education, Shanghai Zhouzhi Culture Development Co., Ltd., a PRC limited liability company.

Unless the context indicates otherwise, all information in this prospectus assumes no exercise by the Underwriter of their over-allotment option.

Our business is conducted by Golden Sun Wenzhou and Golden Sun Shanghai, and their subsidiaries and/or VIEs, using Renminbi (“RMB”), the currency of China. Our consolidated financial statements are presented in U.S. dollars. In this prospectus, we refer to assets, obligations, commitments, and liabilities in our consolidated financial statements in U.S. dollars. These dollar references are based on the exchange rate of RMB to U.S. dollars, determined as of a specific date or for a specific period. Changes in the exchange rate will affect the amount of our obligations and the value of our assets in terms of U.S. dollars which may result in an increase or decrease in the amount of our obligations (expressed in dollars) and the value of our assets, including accounts receivable (expressed in dollars).

iii

PROSPECTUS SUMMARY

The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements included elsewhere in this prospectus. In addition to this summary, we urge you to read the entire prospectus carefully, especially the risks of investing in our Class A Ordinary Shares, discussed under “Risk Factors,” before deciding whether to buy our Class A Ordinary Shares.

Overview

Our Company

We are a premium private education service provider located in the Yangtze River Delta, China and a leading provider of Spanish tutorial services in China according to the Industry Report. Established in 1997 and headquartered in Shanghai, China, we have over 23 years of experience in providing educational services that focus on the development of each of our student’s strengths and potential, and promotion of his or her life-long skills and interests in learning. Through our subsidiaries and VIEs, we operate one premium primary private school, one premium secondary private school, three tutorial centers for children and adults, one educational company that partners with high schools to offer their students language classes, and one logistics company that provides logistic services to our schools and tutorial centers.

During the years ended September 30, 2018 and 2019, and the six months ended March 31, 2020, 34%, 45% and 50% of our total revenue was generated from our premium primary and secondary private schools, Ouhai Art School and Chongwen Middle school, respectively. Premium private schools in China, including our primary and secondary schools, offer higher quality education, more advanced educational facilities and a generally more satisfying learning environment to students through higher tuition fees than non-premium or mass market private schools. Ouhai Art School has been offering quality primary school education to our students since 1997. Besides academic courses, we place great emphasis on cultivating students’ artistic quality, believing that students benefit greatly from early exposure to art and music. Chongwen Middle School offers middle school program to students. Chongwen Middle School covers approximately 3 acres of land with garden-like design, and is equipped with advanced facilities, including designated classrooms for extracurricular courses such as calligraphy, art, dance and Chinese classics, and cafeteria with self-ordering system for students and teachers. The curricula offered at these two premium primary and secondary private schools are based on courses mandated by the PRC regulatory authorities, but are further optimized through our own research and development efforts to suit the learning ability and needs of our students. In 2016, we were recognized as one of the Top 10 Renowned Education Brands in Private Education, an award issued every five years by the China Private Educationist Association.

During the years ended September 30, 2018 and 2019, and the six months ended March 31, 2020, 65%, 52% and 46% of our total revenue was generated from our tutorial centers. Each of our three tutorial centers focuses on different groups of targeted students by offering different tutorial programs. Yangfushan Tutorial offers Gaokao repeater tutorial program to high school students who retake Gaokao. Yangfushan Tutorial, by contract, is also entrusted to offer high school program education to students of Central Radio & Television Secondary Specialized School. Hongkou Tutorial offer various English and other foreign language tutorial programs and Gaokao and Zhongkao repeater tutorial programs to individual students as well as companies and other organizations. Jicai Tutorial offers non-English foreign language tutorial programs to individual students, companies and other organizations. Our courses offered to repeaters are specifically designed and exam-oriented to ensure their success in the upcoming Gaokao or Zhongkao. As for foreign language tutoring, we offer English, Spanish, German, French and Japanese courses for our students who intend to study abroad for higher education, for individuals seeking jobs that require certain proficiency in these languages, or for companies or organizations whose workers need to have certain proficiency in these languages.

In addition to offering primary and secondary school programs and tutorial programs, we have also been working, through our newly established subsidiary, Qinshang Education Technology Co., Ltd., or Qinshang, to partner with high schools to provide non-English foreign languages (currently Spanish as secondary language) tutoring services to their students since December 2019. We currently work with 34 partner schools serving approximately 1,161 students in six provinces in China. In addition to in-person on-site educational services, Qinshang also provides online remote lessons for those students. Qinshang’s foreign language programs follow a dual-teacher, online-mobile end-offline learning model, i.e., the main teaching activity is online with one teacher available on our platform, while Qinshang dispatches teachers to each partner school to assist students in learning and attend to the students’ questions. In addition, students are able to reinforce their learning and practice exercises using our mobile application. No significant revenue from Qinshang has been recognized or included in the Company’s consolidated financial results for the six months ended March 31, 2020 and for the years ended September 30, 2019 and 2018, because Qinshang started operations in December 2019. However, we predict that non-English foreign language as a subject in Gaokao has great potential to grow and to be chosen by much more Gaokao participants. Due to our strength and reputation in offering non-English foreign language courses to Gaokao participants, we expect Qinshang’s business will continue to grow in the near future.

Our revenue from providing primary and secondary education services at our primary and secondary schools, i.e., primary and secondary schools revenue, primarily consists of tuition fees and, in some instances, of room and boarding fees. Our revenue from providing tutorial programs at our tutorial centers and Spanish language training program through Qingshang, i.e., tutorial fees revenue, primarily consists of training fees and, in some instances, of room and boarding fees as well. Additionally, we also generate a small percentage of our revenue from providing logistics and consulting services.

Both of our primary and secondary schools are located in Wenzhou city, while our tutorial centers span over eight locations across Wenzhou city and Hangzhou city, Zhejiang province, and Shanghai, China. The following map illustrates the geographic location of our network of schools, including our primary school, our secondary school, tutorial centers and high schools that we provide remote and on-site non-English foreign languages services to the date of this prospectus:

Our schools and tutorial centers

Schools we partner with to provide non-English foreign language programs

Our students have achieved outstanding results in various academic examinations and contests, as well as in extra-curricular activities. In 2019, 13 of our ninth grade students were admitted to key high schools on the province level, representing 37.1% of our ninth grade class. Students that are enrolled in our basic education programs regularly receive awards for their outstanding performances in competitions of academics, art, sports and other areas. For instance, in 2018, four of our students received awards at the international level, one student at the national level, one at the provincial level, and 56 at the city and district levels; in 2019, 46 students received award at the city and district levels, and exhibited more than 60 pieces of works. For students enrolled in our repeater programs, 36.6% and 40.1% of our Gaokao repeaters were admitted to Key Universities in China, and 100% of our Gaokao repeaters were admitted to universities in China; while 98% of our Zhongkao repeaters were admitted to high schools in each of 2018 and 2019, respectively.

We have experienced steady growth in our revenue and student enrollment since fiscal year 2018. Our revenue increased from approximately $11.9 million for the year ended September 30, 2018 to $15.2 million for the year ended September 30, 2019. However, due to the negative impact of COVID-19 which caused temporary closure of our schools and tutorial centers in early 2020, our revenue decreased from approximately $7.8 million for the six months ended March 31, 2019 to $7.2 million for the six months ended March 31, 2020. Our net profit amounted to approximately $2.2 million, $3.5 million and $0.9 million for the years ended September 30, 2018 and 2019 and for the six months ended March 31, 2020, respectively. The following table sets forth the breakdown of our revenue for the years ended September 30, 2019 and 2018 and the six months ended March 31, 2020, respectively:

	For the Six Months Ended March 31, 2020	For the Six Months Ended March 31, 2019	For the Fiscal Year Ended September 30, 2019	For the Fiscal Year Ended September 30, 2018
	(Unaudited)	(Unaudited)
Primary and secondary education services	$3,596,236	$3,749,682	$6,819,042	$4,083,871
Tutorial services	$3,287,874	$3,907,910	$7,927,196	$7,696,499
Other education management services	$308,879	$137,991	$419,615	$85,811
Total revenues	$7,192,989	$7,795,583	$15,165,853	$11,866,181

Competitive Strengths

We believe that the following competitive strengths have contributed to our success and differentiated us from our competitors:

●	Unique niche in non-English foreign language education with significant market coverage;

●	Well-positioned in Gaokao repeater tutoring market in Wenhzou city;

●	Consistent high-quality education with excellent teachers; and

●	Strong management team with rich education experience.

Growth Strategies

Our goal is to continuously promote and improve our position as a premium private education service provider in the Yangtze River Delta Region and a leading non-English foreign language, especially Spanish, tutoring services provider in the PRC. Specifically, we plan to implement the following strategies:

●	Continue to build our brand and reputation;

●	Significantly expand our network of partner schools nationwide to offer Spanish as second foreign language program; and

●	Expand our network of schools and tutorial centers through various measures and maximize synergies through integration of these entities.

Summary of Risk Factors

Investing in our Class A Ordinary Shares involves significant risks. You should carefully consider all of the information in this prospectus before making an investment in our Class A Ordinary Shares. Below please find a summary of the principal risks we face, organized under relevant headings. These risks are discussed more fully in the section titled “Risk factors.”

Risks Relating to Our Business

●	We face intense competition in the PRC education sector, which could lead to adverse pricing pressure, reduced operating margins, loss of market share, departure of qualified teachers and increasing capital expenditure.

●	Our business and results of operations mainly depend on the level of tuition fees and tutorial fees we are able to charge and our ability to maintain and raise tuition fees and tutorial fees.

●	We face risks related to health epidemics, natural disasters, or terrorist attacks in China.

●	Our business is heavily dependent on the reputation of our network of schools and tutorial centers.

●	We may fail to continue to attract and retain students in our schools and our tutorial centers.

●	We cannot assure you that we will successfully renew our agreement to manage Chongwen Middle School or that the agreement will not be terminated.

●	We cannot assure you that we will make any profits from our operations of Chongwen Middle School.

●	If we are not able to continue to secure agreements with some or all of our existing partner schools, or secure new agreements with additional partner schools for our non-English foreign language program, our results of operations and financial condition may be materially and adversely affected.

●	Both our primary and secondary schools and tutorial centers offer refunds to students who withdraw from enrollment within a certain predetermined period, and we cannot assure you that our estimates of refund will be accurate, or that such refunds will remain insignificant to our results of operations and our financial condition.

●	We may fail to continue to attract and retain teachers and we may not be able to maintain consistent teaching quality throughout our schools and tutorial centers.

Risks Relating to Our Corporate Structure

●	If the PRC government deems that the VIE Arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

●	Our VIE Arrangements with Ouhai Art School and Chongwen Middle School and their respective shareholders may not be effective in providing control over Ouhai Art School and Chongwen Middle School.

Risks Relating to Doing Business in the PRC

●	There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through VIE Arrangements, such as our business.

●	Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us.

●	You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

●	Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

Risks Relating to this Offering and the Trading Market

●	There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you pay for them, or at all.

●	You will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased.

Corporate Information

Our principal executive offices are located at Profit Huiyin Square North Building, Huashan 2088, Unit 1001, Xuhui District, Shanghai, PRC, and our phone number is +86-0577-56765303. Our registered office in the Cayman Islands is located at Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205, Cayman Islands, and the phone number of our registered office is +1-345-769 9372. Our agent for service is Cogency Global Inc. located at 122 East 42nd Street, 18th Floor, New York, NY 10168. We maintain a corporate website at http://www.jtyjyjt.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

Corporate Structure

We are a Cayman Islands exempted company incorporated on September 20, 2018. Exempted companies are Cayman Island companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Law (2020 Revision).

The following diagram illustrates our corporate structure upon completion of this offering based on a proposed number of [●] Class A Ordinary Shares being offered, assuming no exercise of the over-allotment, and 1,410 Ordinary Shares, including 1,662.9 Class A Ordinary Shares and 747.1 Class B Ordinary Shares, outstanding as of the date of this prospectus. For more details on our corporate history, please refer to “Corporate History and Structure.”

Liming Xu
Zhou Shen
Jiajia Sun
Lingmin Sun
Anyuan Sun
Peilin Ji
100%
100%
100%
100%
100%
100%
Ever Loyal Industrial Limited
Good Wisdom Development Limited
Able Joyful Industrial Limited
Vast Express Development Co., Ltd
Wise Metro Development Co., Ltd.
Well Joy International Investment Limited
Xueyuan Weng
Pre-IPO%/Post-IPO%
5%/ %
5%/ %
5%/ %
6%/ %
6%/ %
16%/ %
31%/ %
Golden Sun Cayman
100%
100%
Golden Sun Hong Kong
Golden Sun Shanghai
Offshore
Onshore
100%
Golden Sun Wenzhou
100%
100%
100%
Ouhai Art School
Lilong Logistics
Gongyu Education
Yangfushan School
Chongwen Middle School
100%
85%
Zhouzhi Culture
Xianjin Technology
100%
100%
100%
80%
Hangzhou Jicai
Qinshang Education
Shanghai Yangpu District Jicai
Hongkou School
Equity interest
Contractual arrangements

Implications of Our Being an “Emerging Growth Company”

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the “JOBS Act.” An “emerging growth company” may take advantage of reduced reporting requirements that are otherwise applicable to larger public companies. In particular, as an emerging growth company, we:

●	may present only two years of audited financial statements and only two years of related Management’s Discussion and Analysis of Financial Condition and Results of Operations, or “MD&A;”

●	are not required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives, which is commonly referred to as “compensation discussion and analysis”;

●	are not required to obtain an attestation and report from our auditors on our management’s assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

●	are not required to obtain a non-binding advisory vote from our shareholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on frequency” and “say-on-golden-parachute” votes);

●	are exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

●	are eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act; and

●	will not be required to conduct an evaluation of our internal control over financial reporting until our second annual report on Form 20-F following the effectiveness of our initial public offering.

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards under §107 of the JOBS Act. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under §107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions until we no longer meet the definition of an emerging growth company. The JOBS Act provides that we would cease to be an “emerging growth company” at the end of the fiscal year in which the fifth anniversary of our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”) occurred, if we have more than $1.07 billion in annual revenue, have more than $700 million in market value of our Ordinary Share held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Foreign Private Issuer Status

We are a foreign private issuer within the meaning of the rules under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As such, we are exempt from certain provisions applicable to United States domestic public companies. For example:

●	we are not required to provide as many Exchange Act reports, or as frequently, as a domestic public company;

●	for interim reporting, we are permitted to comply solely with our home country requirements, which are less rigorous than the rules that apply to domestic public companies;

●	we are not required to provide the same level of disclosure on certain issues, such as executive compensation;

●	we are exempt from provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information;

●	we are not required to comply with the sections of the Exchange Act regulating the solicitation of proxies, consents, or authorizations in respect of a security registered under the Exchange Act; and

●	we are not required to comply with Section 16 of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction.

Controlled Company

Upon completion of this offering, our CEO, Xueyuan Weng, will beneficially own approximately [●]% of the aggregate voting power of our outstanding Ordinary Shares assuming no exercise of the over-allotment option, or [●]% assuming full exercise of the over-allotment option. As a result, we will be deemed a “controlled company” for the purpose of the Nasdaq listing rules. If we are deemed a controlled company, we are permitted to elect to rely on certain exemptions from the obligations to comply with certain corporate governance requirements, including:

●	the requirement that our director nominees be selected or recommended solely by independent directors; and

●	the requirement that we have a nominating and corporate governance committee and a compensation committee that are composed entirely of independent directors with a written charter addressing the purposes and responsibilities of the committees.

Although we do not intend to rely on the controlled company exemptions under the Nasdaq listing rules even if we are deemed a controlled company, we could elect to rely on these exemptions in the future, and if so, you would not have the same protection afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

THE OFFERING

Class A Ordinary Shares offered by us	[●] Class A Ordinary Shares

Price per Class A Ordinary Share	We currently estimate that the initial public offering price will be in the range of $[●] to $[●] per Class A Ordinary Share.

Ordinary Shares outstanding prior to completion of this offering	1,662.9 Class A Ordinary Shares; 747.1 Class B Ordinary Shares

Ordinary Shares outstanding immediately after this offering

[●] Ordinary Shares including (i) [●] Class A Ordinary Shares and (ii) [●] Class B Ordinary Shares, assuming no exercise of the Underwriter’s over-allotment option and excluding [●] Class A Ordinary Shares underlying the Underwriter’s Warrants

[●] Ordinary Shares including (i) [●] Class A Ordinary Shares and (ii) [●] Class B Ordinary Shares, assuming full exercise of the Underwriter’s over-allotment option and excluding [●] Class A Ordinary Shares underlying the Underwriter’s Warrants

Voting Rights

Class A Ordinary Shares are entitled to one (1) vote per share.

Class B Ordinary Shares are entitled to five (5) votes per share.

Class A and Class B shareholders will vote together as a single class, unless otherwise required by law or our amended and restated memorandum and articles of association. The holder of our Class B Ordinary Shares will hold [●]% to [●] % of the total votes, depending on whether the underwriter exercises its over-allotment option or not, for our issued and outstanding share capital following the completion of this offering and will have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of our directors and the approval of any change in control transaction. See the sections titled “Principal Shareholders” and “Description of Share Capital” for additional information.

Listing	We will apply to have our Class A Ordinary Shares listed on the Nasdaq Capital Market.

Nasdaq Capital Market symbol	“GSUN”

Transfer Agent	Transhare Corporation

Use of proceeds	We intend to use the proceeds from this offering to invest in (1) research and development for artificial intelligence online courses related to non-English foreign language for Gaokao, and the expansion of the school network for non-English foreign language for Gaokao, (2) the acquisitions of schools and tutorial centers, (3) the recruitment and retention of teachers and management personnel, and (4) for working capital and other general corporate purposes. See “Use of Proceeds” on page 48 for more information.

Lock-up	All of our directors and officers and our principal shareholders ([5%] or more shareholders) have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any of our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of 180 days after the effective date of this registration statement. All of our other shareholders have agreed with the Underwriter, subject to certain exceptions, not to sell, transfer, or dispose of, directly or indirectly, any our Ordinary Shares or securities convertible into or exercisable or exchangeable for our Ordinary Shares for a period of [●] months after the effective date of this registration statement. See “Shares Eligible for Future Sale” and “Underwriting” for more information.

Risk factors	The Class A Ordinary Shares offered hereby involve a high degree of risk. You should read “Risk Factors,” beginning on page 10 for a discussion of factors to consider before deciding to invest in our Ordinary Shares.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following historical statements of operations for the fiscal years ended September 30, 2018 and 2019, and balance sheet data as of September 30, 2018 and 2019, which have been derived from our audited financial statements for those periods. The following summary consolidated financial data for the six months ended March 31, 2019 and 2020, and the balance sheet data as of March 31, 2020 have been derived from our unaudited condensed consolidated interim financial statements included elsewhere in this prospectus and have been prepared on the same basis as our audited consolidated financial statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read this data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” appearing elsewhere in the prospectus.

Selected Statements of Operations Information:

	For the Six Months Ended March 31, 2020	For the Six Months Ended March 31, 2019	For the Fiscal Year Ended September 30, 2019	For the Fiscal Year Ended September 30, 2018
	(Unaudited)	(Unaudited)
Revenues	$7,192,989	$7,795,583	$15,165,853	$11,866,181
Gross profit	$3,300,910	$4,222,020	$8,115,203	$6,363,102
Operating expenses	$1,791,066	$1,608,050	$3,433,468	$3,309,779
Income from operations before income taxes	$1,240,454	$2,592,495	$4,589,471	$3,042,789
Income taxes provision (benefit)	$302,310	$632,960	$1,080,212	$869,795
Net income (loss)	$938,144	$1,959,535	$3,509,259	$2,172,994

Selected Balance Sheet Information:

	As of March 31, 2020	As of September 30, 2019	As of September 30, 2018
	(Unaudited)
Current assets	$3,372,260	$4,077,513	$1,733,396
Total assets	$14,164,692	$14,122,806	$12,452,237
Current liabilities	$15,556,438	$16,356,338	$23,322,696
Total liabilities	$20,367,675	$21,203,518	$23,322,696
Total shareholders’ deficit	$(5,984,421)	$(6,822,979)	$(10,458,971)

RISK FACTORS

An investment in our Class A Ordinary Shares involves a high degree of risk. Before deciding whether to invest in our Class A Ordinary Shares, you should consider carefully the risks described below, together with all of the other information set forth in this prospectus, including the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. If any of these risks actually occurs, our business, financial condition, results of operations or cash flow could be materially and adversely affected, which could cause the trading price of our Class A Ordinary Shares to decline, resulting in a loss of all or part of your investment. The risks described below and discussed in other parts of this prospectus are not the only ones that we face. Additional risks not presently known to us or that we currently deem immaterial may also affect our business. You should only consider investing in our Class A Ordinary Shares if you can bear the risk of loss of your entire investment.

Risks Relating to Our Business

We face intense competition in the PRC education sector, which could lead to adverse pricing pressure, reduced operating margins, loss of market share, departure of qualified teachers and increasing capital expenditure.

The education sector in China is fast evolving, highly fragmented and competitive, and we expect competition in this sector to continue and intensify. Furthermore, education institutions’ performance is highly sensitive to demographic changes in China. Student enrollment in primary and secondary education in China can be substantially affected by PRC government policies on family planning. In Zhejiang province and Shanghai where most of our operations are located, we compete with public and other private schools that offer fundamental education programs. We compete with these schools based on a range of factors, including, but not limited to, recruitment capability, expertise and reputation of teachers, students’ academic achievements, school locations and facilities. Public schools may enjoy favorable treatment from government authorities in respect of, among other things, tax exemptions and government subsidies. Our competitors may adopt similar or better curricula, student support services and marketing strategies, with more appealing pricing and service packages than what we are able to offer. In addition, some of our competitors may have more resources than we do and may be able to dedicate greater resources than we can to school development and promotion and respond more quickly than we can to changes in student demand, market needs and/or new technologies. As such, we may need to lower our tuition fees and boarding fees and tutorial fees, or increase our spending in order to be competitive by retaining or attracting students and qualified teachers or identifying and pursuing new market opportunities. Similarly, our non-primary and secondary education programs face similar competition and pricing pressure. Although we are leading in providing non-English foreign language courses and education nationally in the PRC, we cannot assure you that there will not be new competition in the field that replicate our business model or offer similar services to our target partnering schools and their students. If we are unable to successfully compete for new students or partners, maintain or increase our fee levels, attract and retain qualified teachers or other key personnel, enhance the quality of our educational services or control the costs of our operations, our business, results of operations and financial condition may be materially and adversely affected.

Our business and results of operations mainly depend on the level of tuition fees and tutorial fees we are able to charge and our ability to maintain and raise tuition fees and tutorial fees.

The amount of tuition and tutorial fees we are able to charge represents one of the most significant factors affecting our profitability. Substantially all our revenues are derived from and tutorial fees from our primary and secondary schools and training centers. Our fees have been determined based on demand for our educational programs and training courses, the cost of our operations, the geographic markets in which we operate our business, the fees charged by our competitors, our pricing strategy to gain market share and the general economic conditions in China and in the areas in which our schools and our tutorial centers are located, subject to applicable approvals by local government according to the nature of the private schools, e.g., for-profit or not-for-profit. Pursuant to the Law of the People’s Republic of China on the Promotion of Privately-run Schools amended in 2018, the measures for the collection of fees by not-for-profit privately-run schools shall be formulated by the people’s government of various provinces, autonomous regions and centrally-administrated municipalities, which have not been formulated as of the date of this prospectus; the charging criteria of for-profit privately-run schools are subject to market and shall be determined by the schools themselves. For the purposes of this law, among all of our schools and tutorial centers, Hangzhou Jicai is a for-profit privately-run school, and Chongwen Middle School, Ouhai Art School, Yangfushan Tutorial, Shanghai Jicai and Hongkou Tutorial are not-for-profit privately-run schools. There can be no assurance that we will be able to maintain or raise the fee levels we charge in the future due to various reasons, many beyond our control, such as failure to obtain necessary approvals for fee increases, and even if we are able to maintain or raise fees, we are unsure how our fee rates will impact the number of student applications and enrollment. Our business, financial position and results of operations may be materially and adversely affected if we fail to maintain or raise our fees while attracting sufficient students.

We face risks related to health epidemics, natural disasters, or terrorist attacks in China.

China and elsewhere worldwide have recently experienced and, in some parts of the world, including the U.S., are still experiencing an outbreak of a pandemic of COVID-19, a disease caused by a novel and highly contagious form of coronavirus. The pandemic resulted in travel restrictions, massive closure of businesses and schools, and quarantine measures imposed by governments across the world. Because substantially all of our operations are conducted in China and our students had to remain home from January to early April, 2020. Although we implemented measures to proactively respond to the situation by training our teachers to adapt to remote teaching, the outbreak of COVID-19 has caused a disruption to our tutorial business. In April 2020, we resumed in-person teaching across our schools and tutorial centers, without substantial negative impact on the attendance of our teachers and students. Although China has temporarily controlled the outbreak, we currently are unable to predict the duration and severity of the spread of COVID-19, the responses thereto, and their impact on our business and operations, our results of operations, financial condition, cash flows and liquidity, as these depend on rapidly evolving developments, which are highly uncertain and will be a function of factors beyond our control. Such factors include, among others, the continued spread or recurrence of contagion, the implementation of effective preventative and containment measures, the development of effective medical solutions, and the extent to which governmental restrictions on travel, public gatherings, mobility and other activities remain in place or are augmented.

Additionally, our business could be materially and adversely affected by natural disasters, such as earthquakes, floods, landslides, tornados and tsunamis, and other outbreaks of health epidemics such as avian influenza and severe acute respiratory syndrome, or SARS, and Influenza A virus, such as H5N1 subtype and H5N2 subtype flu viruses, as well as terrorist attacks, other acts of violence or war or social instability in the region in which we operate or those generally affecting China. If any of these occur, our schools and facilities may be required to temporarily or permanently close and our business operations may be suspended or terminated. Our students, teachers and staff may also be negatively affected by such event. Our physical facilities may also be affected. In addition, any of these could adversely affect the Chinese economy and demographics of the affected region, which could cause significant declines in the number of our students in that region and could have a material adverse effect on our business, financial condition and results of operations.

Our business is heavily dependent on the reputation of our network of schools and tutorial centers.

Our ability to maintain our reputation depends on a number of factors, some of which are beyond our control. As we continue to grow in size and expand our programs and services, it may become difficult to maintain the quality and consistency of the services we offer, which may lead to diminishing confidence in our brand name.

Numerous factors can potentially impact the reputation of our network of schools and tutorial centers, including but not limited to, the degree of students’ and their parents’ satisfaction with our curriculum, our teachers and teaching quality, the grades of our students, accidents on campus, teacher or student scandals, negative press, interruptions to our educational services, failure to pass an inspection by a government educational authority, loss of certifications and approvals that enable us to operate our schools and tutorial centers in the manner they are currently operated, and unaffiliated parties using our brand without adhering to our standards of education. Any negative impact on the reputation of one or more of our schools or tutorial centers may lead to a decrease in students’ and their parents’ interest in our schools or tutorial centers or lead to termination of our cooperation with our partner schools, which would materially and adversely affect our business.

We have established and developed our student base primarily through a variety of marketing methods. However, we cannot assure you that these marketing efforts will be successful or sufficient in further promoting our brand or in helping us to maintain our competitiveness. If we are unable to further enhance our reputation and increase market awareness of our programs and services, or if we need to incur excessive marketing and promotional expenses in order to remain competitive, our business, financial condition and results of operations may be materially and adversely affected. If we are unable to maintain or strengthen our reputation and brand recognition, we may not be able to maintain or increase student enrollment, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may fail to continue to attract and retain students in our schools and our tutorial centers.

The success of our business largely depends on the number of students enrolled in our schools and tutorial centers, as well as on the amount of fees our students and/or parents are willing to pay. Therefore, our ability to continue to attract students to enroll in our schools and tutorial centers is critical to the continued success and growth of our business. The success of our efforts to enroll students will depend on several factors, including without limitation our ability to:

●	enhance existing programs to respond to market changes and student demands;

●	develop new programs that appeal to our students;

●	expand our geographic reach;

●	manage our growth while maintaining the consistency of our teaching quality;

●	effectively market our schools, tutorial centers and programs to a broader base of prospective students; and

●	respond to the increasing competition in the market.

In addition, local and provincial government authorities may restrict our schools and tutorial centers from providing academic education on the number of students we can recruit or the areas in which we can recruit students. Our business, financial condition and results of operations could be materially and adversely affected if we cannot maintain or increase our enrollment as we expand our programs.

We cannot assure you that we will successfully renew our agreement to manage Chongwen Middle School or that the agreement will not be terminated.

For the years ended September 30, 2018 and 2019, we generated 8% and 24% of our revenue from Chongwen Middle School. For the six months ended March 31, 2019 and 2020, we generated 24% and 26% of our revenue from Chongwen Middle School. Chongwen Middle School is a school sponsored by our CEO and two other sponsors, and, via an entrustment agreement (the “Entrustment Agreement”), entrusted to us to manage. According to the Entrustment Agreement, we have the exclusive right to control the operations of Chongwen Middle School, including making operational and financial decisions. In return, we are entitled to receive the residual return from Chongwen Middle School’s operation and at the same time to bear the risk of loss from the operation. The equity holders of Chongwen Middle School are not involved in the daily operations of Chongwen Middle School but instead receive a fixed amount of return on annual basis. The Entrustment Agreement is valid from September 1, 2015 to September 1, 2023, and may be renewed for another seven years. Chongwen Middle School has the right to terminate the Entrustment Agreement unilaterally if any of its provisions are materially breached by us, or a severe accident has happened on campus. We cannot assure you that the Entrustment Agreement will be renewed with substantially the same terms and conditions, or at all. Additionally, we cannot assure that this agreement will not be terminated by our CEO, Xueyuan Weng, based on the termination provisions. In the event that this entrustment agreement is not renewed or is renewed under different terms and conditions, our results of operations and financial condition may be materially and adversely affected.

We cannot assure you that we will make any profits from our operations of Chongwen Middle School.

According to the Entrustment Agreement, we are obligated to pay a fixed amount of return on an annual basis to the sponsors of the school, regardless of whether our income from operating the school can cover such fixed amount. For the years ended September 30, 2018 and 2019, our net income from Chongwen Middle School amounted to a loss of $0.4 million and net income of $1.1 million, approximately, and for the six months ended March 31, 2019 and 2020, our net income from Chongwen Middle School amounted to approximately $0.5 million and $0.3 million. Nevertheless, we cannot assure you that we will continue to make profits from the operations of Chongwen Middle School. If the return we receive from such operations is unable to cover the fixed amount required to be paid to the sponsors, we are obligated to cover such shortfall with our cash on hand, and our results of operations and financial condition may be materially and adversely affected.

If we are not able to continue to secure agreements with some or all of our existing partner schools, or secure new agreements with additional partner schools for our non-English foreign language program, our results of operations and financial condition may be materially and adversely affected.

In December 2019, we started generating revenue from our non-English foreign language program by partnering with high schools nationwide in China. We intend to continue to grow this segment of our business by actively seeking and partnering with more high schools and by expanding to various parts of China. Typically, our agreements with these partner schools are for three years, and afterwards, these schools are not obligated to renew their agreements with us. If any of our current or future partner schools discontinue our cooperation for reasons such as students’ inability to achieve the language proficiency for Gaokao, we cannot assure you that we will be able to timely secure other agreements with other schools, if at all, and therefore, our results of operations and financial condition may be affected.

Both our primary and secondary schools and tutorial centers offer refunds to students who withdraw from enrollment within a certain predetermined period, and we cannot assure you that our estimates of refund will be accurate, or that such refunds will remain insignificant to our results of operations and our financial condition.

For our schools and tutorial centers, we generally offer refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the education contract the student has with the relevant school or center. The refund is equal, and limited, to the amount of fees that would be charged for any undelivered classes. Refund liability estimates are based on a historical refund ratio on a portfolio basis using the expected value method. As of September 30, 2019 and 2018 and the six months ended March 31, 2020, refund liability amounted to $108,798, $105,031 and $92,695, respectively. The refund amount is currently insignificant to our results of operations and our financial condition. However, we cannot assure you that our estimates of refund will be accurate. Additionally, we cannot assure you that such refunds will remain insignificant to our results of operations and our financial condition.

We may fail to continue to attract and retain teachers and we may not be able to maintain consistent teaching quality throughout our schools and tutorial centers.

Our teachers are critical to maintaining and improving the quality of our educational programs and services, and to supporting the expansion of our network of schools and educational programs and services, maintaining our reputation. We must continue to attract qualified teachers who have a strong command of their subject areas and who meet our qualifications. Currently, there is a limited number of teachers in China with the necessary experience, expertise and qualifications that meet our requirements. We also have to provide competitive compensation packages to attract and retain qualified teachers.

Our teacher retention rates as of September 30, 2019 and the six months ended March 31, 2020, were 78.2% and 84.4%, respectively. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period). Shortages of qualified teachers, or significant decreases in the quality of our educational programs and services, whether actual or perceived in one or more of our schools and tutorial centers, or an increase in hiring costs, may have a material and adverse effect on our business and our reputation. In addition, we may not be able to hire and retain enough qualified teachers to maintain consistent teaching quality in different locations should we establish and/or acquire additional schools as anticipated. Further, any inability to retain teachers may adversely affect our Golden Sun brand and significantly increasing teacher salaries may have a material adverse effect on our business, financial condition and results of operations.

Our historical results, growth rate and profitability may not be indicative of our future performance.

We have experienced growth in revenue in recent years, primarily driven by the increasing number of enrolled students. For the year ended September 30, 2019, there were 9,541 students enrolled in our schools and tutorial centers, representing a 4% increase from 9,194 students in fiscal 2018. For the six months ended March 31, 2020, there were 7,330 students enrolled in our schools and tutorial centers, representing a 23% increase from 5,972 students in the same period of fiscal 2019.

Our financial condition and results of operations may fluctuate due to a number of other factors, such as expansion and related costs in a given period, our ability to maintain and increase our profitability and to enhance our operational efficiency, increased competition and market perception and acceptance of any newly introduced educational programs in any given year. In addition, while we plan to further expand our network of schools, there is no guarantee that we will be able to do so successfully. Furthermore, we may not be successful in continuing to increase the number of students admitted to the schools we operate, and we may not be as successful as we expect in identifying and acquiring or sponsoring additional schools.

We may not sustain our past growth rates in future periods, and we may not sustain profitability on a quarterly or annual basis in the future. Our historical results, growth rates and profitability may not be indicative of our future performance. Our stocks could be subject to significant price volatility should our earnings fail to meet the expectations of the investment community. Any of these events could cause the price of our stocks to materially decrease.

We may not be able to successfully execute our growth strategies or effectively manage our growth, which may hinder our ability to capitalize on new business opportunities.

We experienced steady growth and expansion in the last two years. Managing and supporting our growth require substantial management time and know-how, as well as the commitment of significant resources and expenditure. If any of these elements are not fulfilled, we may not be able to effectively and efficiently manage the growth of our operations, recruit and retain qualified personnel, and integrate entities we acquire into our business operations. Any failure to effectively and efficiently manage our expansion may materially and adversely affect our ability to capitalize on new business opportunities, which in turn may have a material adverse effect on our business and financial results.

We plan to leverage our existing operations and resources to further expand our network of schools by opening additional schools. In addition, we plan to explore acquisition opportunities. We may not succeed in executing our growth strategies due to a number of factors, including failure to do any of the following:

●	identify cities with sufficient growth potential in which we can establish new schools;

●	identify suitable acquisition targets;

●	establish cooperation with partners;

●	effectively execute our expansion plans;

●	acquire or lease suitable land sites in the cities in which we plan to expand our operations;

●	obtain government support in cities where we already have schools or in cities or areas in which we plan to expand our operations;

●	effectively market our schools and tutorial centers in new markets or promote ourselves in existing markets;

●	replicate our successful growth model in new markets or new geographical locations outside of Zhejiang province and Shanghai city area;

●	obtain the requisite licenses and permits from the authorities necessary to open new schools at our desired locations;

●	continue to enhance our course materials or adapt our course materials to changing student needs and teaching methods;

●	follow the expected timetable with respect to the development of new schools; and

●	achieve the benefits we expect from our expansion.

If we fail to successfully execute our growth strategies, we may not be able to maintain our growth rate and, as a result, our business, financial condition and results of operations may be materially and adversely affected.

Our primary and secondary education program, repeater programs and non-English foreign language program depend on our ability to promptly and adequately respond to changes in admission requirements for higher-level education and testing materials.

Our high school students are subject to college level admissions and assessment tests administered by educational authorities in China. Our middle and primary school students are subject to PRC high school and middle school entrance exams, as applicable. The admission scores for the various universities, high schools or middle schools in China usually change from year to year. Testing materials may also change in terms of focus areas, format and the manner in which such tests are administered. These changes require us to continually update and enhance the courses and course materials we offer and to continually train our students to take standardized tests so as to maximize their performance on these tests. If we fail to adequately prepare our students for admission tests in our everyday classroom teaching and any test preparation courses we offer, our students’ admissions rates to may decrease and our programs and services may become less attractive to students. Furthermore, if we fail to timely develop and introduce new educational services and programs in our primary and secondary schools based on the changing education standards, our ability to attract and retain students may decrease. As a result, our reputation, business, financial condition and results of operations may be materially and adversely affected.

The private for-profit primary and secondary education business is relatively new and may not gain wide acceptance in China.

34%, 45% and 50% of our total revenue was generated from our primary and secondary schools for the years ended September 30, 2018 and 2019, and for the six months ended March 31, 2020. Our business and results of operations are dependent upon the acceptance, development and expansion of the market for private for-profit primary and secondary educational services in China. The primary and secondary private school market started to develop in the early 1990s in China and has grown significantly due to favorable policies enacted by the Chinese government. In 1997, the State Council of the PRC promulgated the first regulation to promote the private education industry in China. However, investors of private schools were not permitted to retain reasonable return in China until 2003 when the Law of the People’s Republic of China on the Promotion of Privately-run Schools became effective. The Standing Committee of the National People’s Congress amended the Law on the Promotion of Private Education (the “2016 Private Education Law”), effective on September 1, 2017. Pursuant to the 2016 Private Education Law, sponsors of private schools may choose to register their schools as either non-profit or for-profit schools but sponsors are not permitted to register for-profit schools that provide compulsory education services. Nevertheless, favorable policies and laws provide continuous support and establish standardization of China’s private education industry, which in turn boosts the confidence of students and parents in the industry.

Nevertheless, we face uncertainty as to whether favorable policies and laws will be adverted by the government. Additionally, as a private education provider, we charge relatively higher fees for our primary and secondary schools in comparison with public schools of similar level. The development of this market has been accompanied by significant press coverage and public debate concerning the management and operation of private for-profit schools. Significant uncertainty remains in China as to public acceptance of this business model. If this model fails to gain wide acceptance among the general public, especially among students and their parents, our results of operations will be adversely affected.

We are subject to taxation in multiple jurisdictions, which is complex and often requires making subjective determinations subject to scrutiny by, and disagreements with, tax regulators.

We are subject to many different forms of taxation in each of the countries and regions we form and/or conduct our business, of operation including, but not limited to, income tax, withholding tax, property tax, VAT and social security and other payroll-related taxes. Tax law and administration is complex, subject to change and varying interpretations and often requires us to make subjective determinations. In addition, we take positions in the course of our business with respect to various tax matters, including in connection with our operations. Tax authorities worldwide are increasingly rigorous in their scrutiny of corporate tax structures and may not agree with the determinations that are made, or the positions taken, by us with respect to the application of tax law. Such disagreements could result in lengthy legal disputes, an increased overall tax rate applicable to us and, ultimately, in the payment of substantial amounts of tax, interest and penalties, which could have a material adverse effect on our business, results of operations and financial condition.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended March 31, 2020 and 2019, and during the years ended September 30, 2019 and 2018.

According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. There was no interest and penalty accrued as of March 31, 2020, September 30, 2019 and 2018, because the Company has not received any penalty and interest charge notice from local tax authorities. As of March 31, 2020, the tax years ended December 31, 2015 through December 31, 2019 for the Company’s PRC subsidiaries and VIEs remain open for statutory examination by PRC tax authorities.

 We are subject to various approvals, licenses, permits, registrations and filings for our education and other services in the PRC.

In order to conduct and operate our education business, we are required to obtain and maintain various approvals, licenses and permits and to fulfill registration and filing requirements pursuant to applicable laws and regulations. For instance, to establish and operate a school, we are required to obtain a private school operation permit from the local education bureau and to register with the local civil affairs bureau to obtain a certificate of registration for a privately operated non-enterprise entity for not-for-profit private schools, or register with the local administration for industry and commerce for for-profit private schools.

Given the significant amount of discretion the local PRC authorities may have in interpreting, implementing and enforcing relevant rules and regulations, as well as other factors beyond our control, while we intend to use our best efforts to obtain all requisite permits and complete all necessary filings, renewals and registrations on a timely basis, we cannot assure you that we will be able to obtain all required permits. If we fail to receive any required permit in a timely manner or obtain or renew any permits and certificates, we may be subject to fines, confiscation of the gains derived from our noncompliant operations, suspension of our non-compliant operations, compensation payments for any economic loss suffered by our students or other relevant parties, which may materially and adversely affect our business, financial condition and results of operations.

New legislation or changes in the PRC regulatory requirements regarding private education may affect our business operations and prospects.

The private education sector in China is subject to regulations in various aspects. Relevant rules and regulations could be amended or updated from time to time. For instance, the Law on the Promotion of Private Schools of the PRC was amended in November 2016, which became effective on September 1, 2017, the Decision on Amending the Law for Promoting Private Education of the PRC (the “Decision”), which was further amended in December 2018. According to the Decision, private schools can be established as for-profit private schools or not-for-profit private schools, with the exception of schools that provide compulsory education, which can only be established as not-for-profit private schools. In addition, pursuant to the Decision, (i) school sponsors of for-profit private schools are allowed to receive the operating profits of the schools while the school sponsors of not-for-profit private schools are not permitted to do so; (ii) not-for-profit private schools shall enjoy the same preferential tax and supply of land treatment as public schools while for-profit private schools shall enjoy the preferential tax and supply of land treatment as stipulated by the government; and (iii) for-profit private schools have the discretion to determine the fees to be charged by taking into consideration various factors such as the school operating costs and market demand, and no prior approval from government authorities is required, while not-for-profit private schools shall collect fees pursuant to the measures stipulated by the local PRC government authorities. For details on the distinction between for-profit private schools and not-for-profit private schools under the amended Law on the Promotion of Private Schools of the PRC, please see “Regulations — Regulations Related to Private Education — Law for Promoting Private Education of PRC”.

On December 30, 2016, the Implementation Regulations for Classification Registration of Private Schools (the ’‘Classification Registration Rules’’) was promulgated by five PRC government authorities, including the MOE, which became effective on the same date. According to the Classification Registration Rules, existing private schools are required to choose to register either as not-for-profit or for-profit private schools with competent government authorities. If a school elects to register as a for-profit school, it is required to (i) undertake financial settlement, (ii) clarify the ownership of land, school premises and properties it accumulated during its operations, (iii) pay relevant taxes and fees, and (iv) obtain a new private school operation permit and re-register with relevant authorities. We are still unable to predict or estimate the potential costs and expenses in choosing and adjusting our structure. We may incur significant administration and financial costs when we choose to or we are required to complete the re-registration process, which may materially and adversely affect our business, financial condition and results of operations. However, we cannot assure you that the implementation of the relevant rules and regulations by the competent authorities will not deviate from our understanding.

Uncertainties exist with respect to the interpretation and enforcement of new and existing laws and regulations, including the interpretation and application of the Decision and the way in which the implementation regulations to be promulgated by the local government authorities may impact any of our schools and tutorial centers. We cannot assure you that we will be in compliance with the new rules and regulations, the interpretation of which may be uncertain, or that we will be able to timely and efficiently change our business practices in line with the new regulatory environment. Any such failure could materially and adversely affect our business, financial condition, results of operations and prospects.

In addition, if any of our schools or tutorial centers chooses to be registered as a for-profit private school, there are uncertainties about the timing of the registration. There are also uncertainties relating to the types and extent of government support measures we may be able to enjoy. For instance, with respect to the preferential tax treatment contemplated by the Decision, the Decision does not specify whether any of our schools or tutorial centers will be required to pay additional taxes as the relevant PRC tax laws have not been amended to distinguish between for-profit private schools and not-for-profit private schools, and there is currently no clarity as to whether the tax treatment will change for any of our self-owned schools after the Decision becomes effective. Since the implementation regulations have not been promulgated by the local government authorities as of the date of this prospectus, there is uncertainty as to whether and how our schools or tutorial centers will be able to benefit from any such additional supporting measures as contemplated or at all.

As we currently provide meal catering services at our primary and secondary schools and Yangfushan Tutorial, we may be exposed to potential liabilities if we cannot maintain food quality standards, which could adversely and materially affect our business.

As we provide meal catering services at our primary and secondary schools and Yangfushan Tutorial, we may be exposed to potential liabilities if we are not able to maintain food quality standards. Although we strive to maintain the quality of food we provide, we cannot assure you that we will always meet the food quality standards required by applicable laws and regulations or maintain proper operations of our canteens at our primary and secondary schools and Yangfushan Tutorial. Therefore, we cannot assure you that incidents and other issues caused by poor food quality will not occur in the future and, if we are unable to manage these incidents effectively, our teachers’ and students’ health could suffer and medical emergencies could potentially occur. Any of the foregoing could seriously damage our reputation and affect our student enrollment, which would have a material and adverse effect on our business, financial condition and results of operations.

Accidents or injuries suffered by our students, our employees or other personnel at our school premises may adversely affect our reputation and subject us to liabilities.

We could be held liable for accidents or injuries or other harm to students or other people at our school premises, including those caused by or otherwise arising in connection with our school facilities or employees. We could also face claims alleging that we were negligent, did not adequately maintain our school facilities or provided insufficient supervision to our students and therefore may be held liable for accidents or injuries suffered by our students or other people at our school premises. In addition, if any of our students or teachers commits any acts of violence, we could face allegations that we failed to provide adequate security or were otherwise responsible for his or her actions. Furthermore, in such events, our schools and tutorial centers may be perceived to be unsafe, which may discourage prospective students from applying for or attending our schools and tutorial centers. Although we maintain certain liability insurance, this insurance coverage may not be adequate to fully protect us from these kinds of claims and liabilities. Further, we may not be able to renew our insurance policies in the future at reasonable prices or at all. A liability claim against us or any of our employees could adversely affect our reputation and student enrollment and retention. Also, such claim may create unfavorable publicity, cause us to pay compensation, incur costs in defending such claim, and divert the time and attention of our management, all of which may have a material adverse effect on our business, prospects, financial condition and results of operations.

We maintain limited insurance coverage.

We maintain various insurance policies such as liability insurance for all of our teachers and students to safeguard against risks and unexpected events. However, our insurance coverage is still limited in terms of amount, scope and benefit and we do not maintain property insurance for our buildings or premises, nor do we maintain business insurance for our operations. Consequently, we are exposed to various risks associated with our business and operations. We are nevertheless exposed to risks, including, but not limited to, accidents or injuries in our schools and tutorial centers that are beyond the scope of our insurance coverage, fires, explosions or other accidents for which we do not currently maintain insurance, loss of key management and personnel, business interruption, natural disasters, strikes, terrorist attacks and social instability or any other events beyond our control. The insurance industry in China is still at an early stage of development. Insurance companies in China offer limited business-related insurance products. We do not have any business disruption insurance or key-man life insurance. Any business disruption, litigation or legal proceedings or natural disaster, such as epidemics, pandemics or earthquakes, or other events beyond our control could result in substantial costs and the diversion of our resources. Our business, financial condition and results of operations may be materially and adversely affected as a result.

If we fail to protect our intellectual property rights or prevent the misappropriation of our intellectual property rights, we may lose our competitive edge and our brand, reputation and operations may be materially and adversely affected.

Unauthorized use of any of our intellectual property may adversely affect our business and reputation. We rely on a combination of trademark and trade secret laws to protect our intellectual property rights. Nevertheless, third parties may obtain and use our intellectual property without due authorization. The practice of intellectual property rights enforcement action by the PRC regulatory authorities is in its early stage of development and is subject to significant uncertainty. We may also need to resort to litigation and other legal proceedings to enforce our intellectual property rights. Any such action, litigation or other legal proceedings could result in substantial costs diversion of our management’s attention and resources and could disrupt our business. In addition, there is no assurance that we will be able to enforce our intellectual property rights effectively or otherwise prevent others from using our intellectual property without authorization. Failure to adequately protect our intellectual property could materially and adversely affect our brand name and reputation, and our business, financial condition and results of operations. We may face disputes from time to time relating to the intellectual property rights of third parties. We cannot assure you that materials and other educational content used in our educational programs do not or will not infringe the intellectual property rights of third parties. As of the date of this prospectus, we did not encounter any material claim for intellectual property infringement. However, we cannot assure you that in the future third parties will not claim that we have infringed their proprietary rights. Although we plan to defend ourselves vigorously in any such litigation or legal proceedings, there is no assurance that we will prevail in these matters. Participation in such litigation and legal proceedings may also cause us to incur substantial expenses and divert the time and attention of our management. We may be required to pay damages or incur settlement expenses. In addition, in case we are required to pay any royalties or enter into any licensing agreements with the owners of intellectual property rights, we may find that the terms are not commercially acceptable and we may lose the ability to use the related content or materials, which in turn could materially and adversely affect our educational programs and our operations. Any similar claim against us, even without any merit, could also hurt our reputation and brand image. Any such event could have a material and adverse effect on our business, financial condition and results of operations.

Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.

Pursuant to PRC laws and regulations, we are required to participate in various employee social insurance plans, including pension insurance, unemployment insurance, medical insurance, work-related injury insurance, maternity insurance, and the housing provident fund, and contribute to these plans and fund at the levels specified by the relevant local government authorities from time to time at locations where we operate our business. During the years ended September 30, 2018 and 2019 and the six months ended March 31, 2020, we did not make full contributions to the social insurance plans as required under the relevant laws and regulations. We had outstanding social insurance payments payable in the aggregate amount of approximately $179,397, $230,349 and $243,582, respectively. However, we cannot assure you that the relevant local government authorities will not require us to pay the outstanding amount within a prescribed time or impose late fees or fines on us. A late fee of 0.05% per day and a fine of one to three times the outstanding amount may be imposed by the authority, which may materially and adversely affect our business, financial condition and results of operations.

We have a limited history of operating some of our business lines.

We have been offering non-English foreign language programs via our tutorial centers but have only been offering non-English foreign language programs by partnering with high schools since December 2019. Additionally, we have only been offering logistics services since December 2019 via our newly established logistics company. Our limited history of operating part of our business may not serve as an adequate basis for evaluating our future prospects and operating results, including net revenue, cash flows and profitability.

Unauthorized disclosure or manipulation of student, teacher and other sensitive personal data, whether through breach of our network security or otherwise, could expose us to litigation or otherwise could adversely affect our reputation.

Maintaining our network security and internal controls over access rights is of critical importance because proprietary and confidential student and teacher information, such as names, addresses, and other personal information, is primarily stored in our computer database located at each of our schools and tutorial centers. If our security measures are breached as a result of actions by third-parties, employee error, malfeasance or otherwise, third parties may receive or be able to access student or teacher records, which could subject us to liabilities, interrupt our business and adversely impact our reputation. Additionally, we run the risk that our employees or third parties could misappropriate or illegally disclose confidential educational information in our possession. As a result, we may be required to expend significant resources to provide additional protection from the threat of these security breaches or to alleviate problems caused by these breaches.

Risks Relating to Our Corporate Structure

We control and receive the economic benefits of the business operations of Ouhai Art School and Chongwen Middle School through a series of contractual arrangements (the “VIE Arrangements”) among (i) Ouhai Art School and all the shareholders of Ouhai Art School (the “Ouhai Shareholders”), and (ii) Chongwen Middle School and certain shareholders of Chongwen Middle School, Xueyuan Weng and Dekai Ye, holding in the aggregate 60% of the equity interest in Chongwen Middle School (the “Chongwen Shareholders”) (the “Chongwen Agreements”). Such VIE Arrangements are subject to significant risks, as set forth in the following risk factors.

If the PRC government deems that the VIE Arrangements in relation to our VIEs do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations.

We operate Ouhai Art School and Chongwen Middle School trough the VIE Arrangements. As a result of these VIE arrangements, under generally accepted accounting principles in the United States (“U.S. GAAP”), the assets and liabilities of Ouhai Art School and Chongwen Middle School are treated as our assets and liabilities and the results of operations of Ouhai Art School and Chongwen Middle School are treated in all aspects as if they were the results of our operations. For a description of these VIE Agreements, see “Corporate History and Structure—Our VIE Arrangements.”

In the opinion of our PRC counsel, Zhong Lun Law Firm (“Zhong Lun”), based on its understandings of the relevant PRC laws and regulations, (i) the ownership structures of Ouhai Art School and Chongwen Middle School in China, currently and immediately after giving effect to this offering, are not in violation of applicable PRC laws and regulations currently in effect; and (ii) each of the contracts among Ouhai Art School and the Ouhai Shareholders, and the contracts among Chongwen Middle School and certain of the Chongwen Shareholders is legal, valid, binding, and enforceable in accordance with its terms and applicable PRC laws. However, our PRC counsel has also advised us that there are substantial uncertainties regarding the interpretation and application of current or future PRC laws and regulations. Accordingly, the PRC regulatory authorities may ultimately take a view contrary to the opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or, if adopted, what they would provide.

If our corporate structure and the VIE Arrangements are determined as illegal or invalid by the PRC court, arbitral tribunal, or regulatory authorities, we may lose control of our VIEs and have to modify such structure to comply with regulatory requirements. However, there can be no assurance that we can achieve this without material disruption to our business. Further, if our corporate structure and VIE Arrangements are found to be in violation of any existing or future PRC laws or regulations, or we or Ouhai Art School or Chongwen Middle School fail to obtain or maintain any required permits or approvals, the relevant regulatory authorities would have broad discretion in dealing with such violations, including:

●	revoking the business and/or operating licenses of Ouhai Art School or Chongwen Middle School;

●	discontinuing or restricting the operations of Ouhai Art School or Chongwen Middle School;

●	imposing conditions or requirements with which we, Golden Sun Wenzhou, Ouhai Art School or Chongwen Middle School may not be able to comply;

●	requiring us, Golden Sun Wenzhou, Ouhai Art School or Chongwen Middle School to change our corporate structure and VIE Arrangements;

●	restricting or prohibiting our use of the proceeds from our initial public offering to finance our business and operations in China; and

●	imposing fines.

The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of Ouhai Art School and Chongwen Middle School in our consolidated financial statements, if the PRC government authorities were to find our legal structure and VIE Arrangements to be in violation of PRC laws and regulations. If the imposition of any of these government actions causes us to lose our right to direct the activities of Ouhai Art School and Chongwen Middle School or our right to receive substantially all the economic benefits and residual returns from Ouhai Art School and Chongwen Middle School and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of Ouhai Art School and Chongwen Middle School in our consolidated financial statements. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations.

Our VIE Arrangements with Ouhai Art School and Chongwen Middle School and their respective shareholders may not be effective in providing control over Ouhai Art School and Chongwen Middle School.

For the years ended September 30, 2018 and 2019 and six months ended March 31, 2020, 34%, 45% and 50% of our revenue was derived from our two VIEs, respectively. For the years ended September 30, 2018 and 2019 and six months ended March 31, 2020, 19%, 54% and 75% of our net income was derived from our two VIEs, respectively. We do not have an entity ownership interest in Ouhai Art School or Chongwen Middle School but rely the VIE Arrangements to control and operate their business. However, the VIE Arrangements may not be as effective in providing us with the necessary control over Ouhai Art School, Chongwen Middle School and their operations. Any deficiency in the VIE Arrangements may result in our loss of control over the management and operations of Ouhai Art School or Chongwen Middle School, which will result in a loss in the value of an investment in our company. We rely on contractual rights through our VIE Arrangements to effect control over and management of Ouhai Art School and Chongwen Middle School, which exposes us to the risk of potential breach of contract by the Ouhai Shareholders and the Chongwen Shareholders. In addition, as our CEO, Xueyuan Weng, and his wife, Xiulan Ye, as of the date of this prospectus, collectively own 100% of the shares in Ouhai Art School, it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us. Similarly, Xueyuan Weng, Dekai Ye and Wenzhou City No. 25 Middle School collectively own 100% of the shares in Chongwen Middle School, and it may be difficult for us to change our corporate structure if such shareholders refuse to cooperate with us.

Our VIE Arrangements with Ouhai Art School and Chongwen Middle School are governed by the laws of the PRC and we may have difficulty in enforcing any rights we may have under the VIE Arrangements.

As our VIE Arrangements with Ouhai Art School and Chongwen Middle School are governed by PRC laws and provide for the resolution of disputes through arbitration in the PRC, they would be interpreted in accordance with PRC law and any disputes would be resolved in accordance with PRC legal procedures. Disputes arising from the VIE Arrangements between us and Ouhai Art School and Chongwen Middle School, respectively, will be resolved through arbitration in the PRC, although these disputes do not include claims arising under the United States federal securities law and thus do not prevent you from pursuing claims under the United States federal securities law. The legal environment in the PRC is not as developed as in the United States. As a result, uncertainties in the PRC legal system could further limit our ability to enforce the VIE Arrangements, through arbitration, litigation, and other legal proceedings remain in the PRC, which could limit our ability to enforce the VIE Arrangements and exert effective control over Ouhai Art School and Chongwen Middle School. Furthermore, these contracts may not be enforceable in the PRC if the PRC government authorities or courts take a view that such contracts contravene PRC laws and regulations or are otherwise not enforceable for public policy reasons. In the event we are unable to enforce the VIE Arrangements, we may not be able to exert effective control over Ouhai Art School and Chongwen Middle School, and our ability to conduct our business may be materially and adversely affected.

We may not be able to consolidate the financial results of some of our affiliated companies or such consolidation could materially adversely affect our operating results and financial condition.

A part of our business is conducted through Ouhai Art School and Chongwen Middle School, which currently are considered for accounting purposes as VIEs, and we are considered the primary beneficiary, enabling us to consolidate our financial results in our consolidated financial statements. In the event that in the future a company we hold as a VIE would no longer meet the definition of a VIE, or we are deemed not to be the primary beneficiary, we would not be able to consolidate line by line that entity’s financial results in our consolidated financial statements for PRC purposes. Also, if in the future an affiliate company becomes a VIE and we become the primary beneficiary, we would be required to consolidate that entity’s financial results in our consolidated financial statements for PRC purposes. If such entity’s financial results were negative, this could have a corresponding negative impact on our operating results for PRC purposes. However, any material variations in the accounting principles, practices, and methods used in preparing financial statements for PRC purposes from the principles, practices, and methods generally accepted in the United States and in the SEC accounting regulations must be discussed, quantified, and reconciled in financial statements for the United States and SEC purposes.

The VIE Arrangements between Golden Sun Wenzhou and Ouhai Art School, and those between Golden Sun Shanghai and Chongwen Middle School may result in adverse tax consequences.

PRC laws and regulations emphasize the requirement of an arm’s length basis for transfer pricing arrangements between related parties. The laws and regulations also require enterprises with related party transactions to prepare transfer pricing documentation to demonstrate the basis for determining pricing, the computation methodology, and detailed explanations. Related party arrangements and transactions may be subject to challenge or tax inspection by the PRC tax authorizes.

Under a tax inspection, if our transfer pricing arrangements between us and our VIEs are judged as tax avoidance, or related documentation does not meet the requirements, we and our VIEs may be subject to material adverse tax consequences, such as transfer pricing adjustment. A transfer pricing adjustment could result in a reduction, for PRC tax purpose, of adjustments recorded by us, which could adversely affect us by (i) increasing our VIEs’ tax liabilities without reducing our subsidiaries’ tax liabilities, which could further result in interest being levied to us for unpaid taxes; or (ii) imposing late payment fees and other penalties on our VIEs for the adjusted but unpaid taxes according to the applicable regulations. As a result, our financial position could be materially and adversely affected if our VIEs’ tax liabilities increase or if it is required to pay late payment fees and other penalties.

The Ouhai Shareholders and the Chongwen Shareholders have potential conflicts of interest with our company which may adversely affect our business and financial condition.

The Ouhai Shareholders and the Chongwen Shareholders may have potential conflicts of interest with us. These shareholders may not act in the best interest of our Company or may breach, or cause our VIEs to breach the existing VIE Arrangements we have with them, which would have a material and adverse effect on our ability to effectively control our VIEs and receive economic benefits from our VIEs. For example, the shareholders may be able to cause the VIE Arrangements to be performed in a manner adverse to us by, among other things, failing to remit payments due under the VIE Arrangements to us on a timely basis. We cannot assure you that when conflicts of interest arise, any or all of these shareholders will act in the best interests of our Company or such conflicts will be resolved in our favor. In particular, Wenzhou City No. 25 Middle School, a 40% shareholder of Chongwen Middle School is not a signatory to the Chongwen Agreements, and therefore, is not subject to the terms, conditions and restrictions of the Chongwen Agreements.

Currently, we do not have any arrangements to address potential conflicts of interest between these shareholders and our Company, except that we could exercise our purchase option under the exclusive option agreements with these shareholders to request them to transfer all of their equity interests in our VIEs to a PRC entity or individual designated by us, to the extent permitted by PRC law. If we cannot resolve any conflicts of interest or disputes between us and those individuals, we would have to rely on legal proceedings, which may materially disrupt our business. There is also substantial uncertainty as to the outcome of any such legal proceeding.

We rely on the approval certificates and business license held by our VIEs and any deterioration of the relationship between us and our VIEs could materially and adversely affect our overall business operations.

Pursuant to the VIE Arrangements, a substantial part of our business in the PRC will be undertaken on the basis of the approvals, certificates, business licenses, and other requisite licenses held by our VIEs. There is no assurance that our VIEs will be able to renew its licenses or certificates when their terms expire with substantially similar terms as the ones they currently hold.

Further, our relationship with our VIEs is governed by the VIE Arrangements, which are intended to provide us, through our indirect ownership of Golden Sun Wenzhou and Golden Sun Shanghai, with effective control over the business operations of Ouhai Art School and Chongwen Middle School. However, the VIE Arrangements may not be effective in providing control over the applications for and maintenance of the licenses required for our business operations. Our VIEs could violate the VIE Arrangements, go bankrupt, suffer from difficulties in its business, or otherwise become unable to perform its obligations under the VIE Arrangements and, as a result, our operations, reputation, business, and stock price could be severely harmed.

The exercise of our option to purchase part or all of the shares in Ouhai Art School under the exclusive option agreement might be subject to approval by the PRC government. Our failure to obtain this approval may impair our ability to substantially control Ouhai Art School and could result in actions by Ouhai Art School that conflict with our interests.

Our exclusive option agreement with Ouhai Art School gives Golden Sun Wenzhou the option to purchase all or part of the shares in Ouhai Art School. However, the option may not be exercised if the exercise would violate any applicable laws and regulations in the PRC or cause any license or permit necessary for the operation of Ouhai Art School to be cancelled or invalidated. Under PRC laws, if a foreign entity, through a foreign investment company that it invests in, acquires a domestic related company, China’s regulations regarding mergers and acquisitions would technically apply to the transaction. Application of these regulations requires an examination and approval of the transaction by Ministry of Commerce of the PRC (the “MOFCOM”), or its local counterparts. We cannot guarantee you that we can pass such examination and get the approval to acquire Ouhai Art School. If we are not able to purchase the shares of Ouhai Art School, then we will lose a substantial portion of our ability to control Ouhai Art School and our ability to ensure that Ouhai Art School will act in our interests.

Risks Relating to Doing Business in the PRC

There are uncertainties under the Foreign Investment Law relating to the status of businesses in China controlled by foreign invested projects primarily through VIE Arrangements, such as our business.

All limited liability companies and joint stock limited companies incorporated and operating in the PRC are governed by the Company Law of the People’s Republic of China, or the Company Law, which was amended and promulgated by the Standing Committee of the National People’s Congress on October 26, 2018. In the latest amendment, paid-in capital registration, minimum requirements of registered capital and timing requirements of capital contributions were abolished. Foreign invested projects must also comply with the Company Law, with exceptions as specified in the Foreign Investment Law of PRC.

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of the PRC, which came into effect on January 1, 2020. On December 26, 2019, the State Council issued the Regulations on Implementing the Law of Foreign Investment of the PRC, which also came into effect on January 1, 2020. Foreign Investment Law and its implementation regulations replaced the trio of laws regulating foreign investment in China. Foreign Investment Law stipulates that, for foreign investment, the PRC implements a system of national treatment with the exception of Negative List. Foreign investors are not allowed to invest in fields or sectors prohibited in the market access Negative List for foreign investment. Foreign investors that intend to invest in the fields subject to access restrictions stipulated in market access negative list for foreign investment shall satisfy the conditions stipulated in such Negative List. These policies also apply to enterprises with foreign investment. The PRC does not impose expropriation on foreign investment. Under special circumstances, if required due to the need of public interest, expropriation shall be imposed on foreign investment according to legal procedures, and the foreign-invested enterprises concerned shall receive fair and reasonable compensation. Foreign-invested enterprises can raise funds through public issuance of stocks, corporate bonds and other securities in accordance with the law.

The MOFCOM and the National Development and Reform Commission, or the “NDRC,” promulgated the Special Measures for Foreign Investment Access (2020 version), or the “2020 Negative List,” on June 23, 2020, which became effective on July 23, 2020. According to the 2020 Negative List, the compulsory education business, in which we engage, falls in the “prohibited” category for foreign investors. To comply with PRC laws and regulations, we rely on contractual arrangements with our VIEs to operate such business in China.

Pursuant to the Foreign Investment Law, foreign investment refers to any investment activity directly or indirectly carried out by foreign natural persons, enterprises, or other organizations, including investment in new construction project, establishment of foreign funded enterprise or increase of investment, merger and acquisition, and investment in any other way stipulated under laws, administrative regulations, or provisions of the State Council of the PRC (the “State Council”). The Foreign Investment Law does not explicitly stipulate the contractual arrangements as a form of foreign investment. However, the Implementation Regulations on the Foreign Investment Law still remain silent on whether contractual arrangements should be deemed as a form of foreign investment. Though these regulations do not explicitly classify contractual arrangements as a form of foreign investment, there is still uncertainty regarding whether our VIEs would be identified as a foreign-invested enterprise in the future. As a result, there is no assurance that foreign investment via contractual arrangements would not be interpreted as a type of indirect foreign investment activities under the definition in the future.

If we are deemed to have a non-PRC entity as a controlling shareholder, the provisions regarding control through contractual arrangements could reach our VIE Arrangements, and as a result Ouhai Art School and Chongwen Middle School could become subject to restrictions on foreign investment, which may materially impact the viability of our current and future operations. Specifically, we may be required to modify our corporate structure, change our current scope of operations, obtain approvals, or face penalties or other additional requirements, compared to entities which do have PRC controlling shareholders. Uncertainties exist with respect to the interpretation and implementation of the Foreign Investment Law and how it may impact the viability of our current corporate structure, corporate governance, and business operations.

It is uncertain whether we would be considered as ultimately controlled by Chinese parties. Immediately prior to completion of this offering, Xueyuan Weng, our CEO and a PRC citizen and Peilin Ji, a PRC citizen, beneficially and indirectly own an aggregate of Class A and Class B Ordinary Shares representing approximately 76.34% of the voting rights in our Company. It is uncertain, however, if these factors would be sufficient to give them control over us under the Foreign Investment Law. If future revisions or implementation rules of the Foreign Investment Law mandate further actions, such as the MOFCOM market entry clearance or certain restructuring of our corporate structure and operations, there may be substantial uncertainties as to whether we can complete these actions in a timely manner, if at all, and our business and financial condition may be materially and adversely affected.

Changes in China’s economic, political, or social conditions or government policies could have a material adverse effect on our business and operations.

Substantially all of our assets and operations are currently located in China. Accordingly, our business, financial condition, results of operations, and prospects may be influenced to a significant degree by political, economic, and social conditions in China generally. The Chinese economy differs from the economies of most developed countries in many respects, including the level of government involvement, level of development, growth rate, control of foreign exchange, and allocation of resources. Although the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform, including the reduction of state ownership of productive assets and the establishment of improved corporate governance in business enterprises, a substantial portion of productive assets in China is still owned by the government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. The Chinese government also exercises significant control over China’s economic growth by allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy, and providing preferential treatment to particular industries or companies.

While the Chinese economy has experienced significant growth over the past decades, growth has been uneven, both geographically and among various sectors of the economy. Any adverse changes in economic conditions in China, in the policies of the Chinese government, or in the laws and regulations in China could have a material adverse effect on the overall economic growth of China. Such developments could adversely affect our business and operating results, reduce demand for our products, and weaken our competitive position. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures may benefit the overall Chinese economy, but may have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations. In addition, in the past the Chinese government has implemented certain measures, including interest rate adjustments, to control the pace of economic growth. These measures may cause decreased economic activities in China, which may adversely affect our business and operating results.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us.

The PRC legal system is based on written statutes. Unlike common law systems, it is a system in which legal cases have limited value as precedents. In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters in general. The legislation over the past three decades has significantly increased the protection afforded to various forms of foreign or private-sector investment in China. Our PRC Affiliated Entities are subject to various PRC laws and regulations generally applicable to companies in China. Since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, however, the interpretations of many laws, regulations, and rules are not always uniform and enforcement of these laws, regulations, and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. Since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory and contractual terms, however, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy in the PRC legal system than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) that may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainties over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

You may experience difficulties in effecting service of legal process, enforcing foreign judgments, or bringing actions in China against us or our management named in the prospectus based on foreign laws. It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China.

As a company incorporated under the laws of the Cayman Islands, we conduct a majority of our operations in China and a majority of our assets are located in China. In addition, all of our senior executive officers reside within China for a significant portion of the time and are PRC nationals. As a result, it may be difficult for you to effect service of process upon those persons inside mainland China. It may be difficult for you to enforce judgements obtained in U.S. courts based on civil liability provisions of the U.S. federal securities laws against us and our officers and directors, as none of them currently resides in the U.S. or has substantial assets in the U.S. In addition, there is uncertainty as to whether the courts of the Cayman Islands or the PRC would recognize or enforce judgments of U.S. courts against us or such persons predicated upon the civil liability provisions of the securities laws of the U.S. or any state.

The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States. See “Enforceability of Civil Liabilities.”

It may also be difficult for you or overseas regulators to conduct investigations or collect evidence within China. For example, in China, there are significant legal and other obstacles to obtaining information, documents, and materials needed for regulatory investigations or litigation outside China. Although the authorities in China may establish a regulatory cooperation mechanism with its counterparts of another country or region to monitor and oversee cross border securities activities, such regulatory cooperation with the securities regulatory authorities in the Unities States may not be efficient in the absence of practical cooperation mechanism. Furthermore, according to Article 177 of the PRC Securities Law, or “Article 177,” which became effective in March 2020, no overseas securities regulator is allowed to directly conduct investigation or evidence collection activities within the territory of the PRC. Article 177 further provides that Chinese entities and individuals are not allowed to provide documents or materials related to securities business activities to foreign agencies without prior consent from the securities regulatory authority of the PRC State Council and the competent departments of the PRC State Council. While detailed interpretation of or implementing rules under Article 177 have yet to be promulgated, the inability for an overseas securities regulator to directly conduct investigation or evidence collection activities within China may further increase difficulties faced by you in protecting your interests.

Recent joint statement by the SEC and the Public Company Accounting Oversight Board (United States), or the “PCAOB,” proposed rule changes submitted by Nasdaq, and an act passed by the U.S. Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market,” (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditor.

On May 20, 2020, the U.S. Senate passed an act requiring a foreign company to certify it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditor for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

On June 4, 2020, the U.S. President issued a memorandum ordering the President’s working group on financial markets to submit a report to the President within 60 days of the date of the memorandum that should include recommendations for actions that can be taken by the executive branch and by the SEC or PCAOB to enforce U.S. regulatory requirements on Chinese companies listed on U.S. stock exchanges and their audit firms. However, it remains unclear what further actions, if any, the U.S. executive branch, the SEC, and PCAOB will take to address the problem.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firm’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause investors and potential investors in our Class A Ordinary Shares to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess its compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in May 2018. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach, or experience as it relates to our audit.

Increases in labor costs in the PRC may adversely affect our business and our profitability.

China’s economy has experienced increases in labor costs in recent years. China’s overall economy and the average wage in China are expected to continue to grow. The average wage level for our employees has also increased in recent years. We expect that our labor costs, including wages and employee benefits, will continue to increase. Unless we are able to pass on these increased labor costs to our customers by increasing prices for our products or services, our profitability and results of operations may be materially and adversely affected.

In addition, we have been subject to stricter regulatory requirements in terms of entering into labor contracts with our employees and paying various statutory employee benefits, including pensions, housing fund, medical insurance, work-related injury insurance, unemployment insurance, and maternity insurance to designated government agencies for the benefit of our employees. Pursuant to the PRC Labor Contract Law, or the “Labor Contract Law,” that became effective in January 2008 and its amendments that became effective in July 2013 and its implementing rules that became effective in September 2008, employers are subject to stricter requirements in terms of signing labor contracts, minimum wages, paying remuneration, determining the term of employees’ probation, and unilaterally terminating labor contracts. In the event that we decide to terminate some of our employees or otherwise change our employment or labor practices, the Labor Contract Law and its implementation rules may limit our ability to effect those changes in a desirable or cost-effective manner, which could adversely affect our business and results of operations.

As the interpretation and implementation of labor-related laws and regulations are still evolving, we cannot assure you that our employment practice does not and will not violate labor-related laws and regulations in China, which may subject us to labor disputes or government investigations. If we are deemed to have violated relevant labor laws and regulations, we could be required to provide additional compensation to our employees and our business, financial condition and results of operations could be materially and adversely affected.

The outbreak of COVID-19 may have a material adverse impact on the general economic outlook, economic growth and business sentiment (see “— We face risks related to health epidemics, natural disasters, or terrorist attacks in China.” in this prospectus), and may in turn influence the labor cost. Additionally, certain restrictive measures, including quarantining policies and travel restrictions, implemented by China and other countries in response to the outbreak of COVID-19 may impose obstacles for us to recruit teachers and operational staff suitable for our business, and may in turn influence our labor cost. Such influence, if any, however, remains unclear at of the date of this prospectus.

Our PRC Affiliated Entities did not make adequate social insurance and housing fund contributions for all employees as required by PRC regulations previously, which may subject us to penalties.

According to the PRC Social Insurance Law and the Administrative Regulations on the Housing Funds, companies operating in China are required to participate in pension insurance, work-related injury insurance, medical insurance, unemployment insurance, maternity insurance (collectively known as “social insurance”), and housing funds plans, and the employers must pay all or a portion of the social insurance premiums and housing funds for their employees. For more details, please see “Regulations—Regulations Related to Employment and Social Welfare—Social Insurance and Housing Fund.” The requirement of social insurance and housing fund has not been implemented consistently by the local governments in China given the different levels of economic development in different locations.

Pursuant to the Social Insurance Law and the Regulations on Management of Housing Funds, an enterprise is required, within a prescribed time limit, to register with the relevant social security authority and housing fund management center, and to open the relevant accounts and make timely contributions for their employees; failure to do so may subject the enterprise to order for rectification, and certain fines if the enterprise fails to rectify in time. As of the date of this prospectus, our PRC Affiliated Entities comply with the laws and regulations on Social Insurance and Housing Fund. Although we are in compliance with these laws and regulations, in the event that the relevant authorities determine that we have underpaid in the past two years, our PRC Affiliated Entities may be required to pay outstanding contributions and penalties to the extent they did not make full contributions to the social security and housing provident funds.

We may be required to make up the social insurance contributions as well as to pay late fees at the rate of 0.05% per day of the outstanding amount from the due date. If we fail to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities will impose a fine of one to three times the outstanding amount upon us. With respect to housing fund plans, we may be required to pay and deposit housing funds in full and on time within the prescribed time limit. If we fail to do so, relevant authorities could file applications to competent courts for compulsory enforcement of payment and deposit. However, as of the date of this prospectus, the relevant local authorities confirmed in writing that no records of violation were found on our PRC Entities for social insurance and/or housing fund contribution obligations. Further, these PRC Entities have never received any demand or order from the competent authorities. Therefore, our PRC counsel believes that the risk that the relevant authorities may impose regulatory penalty on our PRC Entities for our underpayment of social insurance and housing funds is remote.

PRC regulations relating to offshore investment activities by PRC residents may subject our PRC resident beneficial owners or our PRC subsidiaries to liability or penalties, limit our ability to inject capital into our PRC subsidiaries, limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, or may otherwise adversely affect us.

On July 4, 2014, State Administration of Foreign Exchange (“SAFE”) issued the Circular on Issues Concerning Foreign Exchange Control over the Overseas Investment and Financing and Round-trip Investment by Domestic Residents via Special Purpose Vehicles, or “SAFE Circular 37.” According to SAFE Circular 37, prior registration with the local SAFE branch is required for PRC residents, (including PRC individuals and PRC corporate entities as well as foreign individuals that are deemed as PRC residents for foreign exchange administration purpose), in connection with their direct or indirect contribution of domestic assets or interests to offshore special purpose vehicles, or “SPVs.” SAFE Circular 37 further requires amendments to the SAFE registrations in the event of any changes with respect to the basic information of the offshore SPV, such as change of a PRC individual shareholder, name and operation term, or any significant changes with respect to the offshore SPV, such as an increase or decrease of capital contribution, share transfer or exchange, or mergers or divisions. SAFE Circular 37 is applicable to our shareholders who are PRC residents and may be applicable to any offshore acquisitions that we make in the future. In February 2015, SAFE promulgated a Notice on Further Simplifying and Improving Foreign Exchange Administration Policy on Direct Investment, or “SAFE Notice 13,” effective in June 2015. Under SAFE Notice 13, applications for foreign exchange registration of inbound foreign direct investments and outbound overseas direct investments, including those required under SAFE Circular 37, will be filed with qualified banks instead of SAFE. The qualified banks will directly examine the applications and accept registrations under the supervision of SAFE.

In addition to SAFE Circular 37 and SAFE Notice 13, our ability to conduct foreign exchange activities in China may be subject to the interpretation and enforcement of the Implementation Rules of the Administrative Measures for Individual Foreign Exchange promulgated by SAFE in January 2007 (as amended and supplemented, the “Individual Foreign Exchange Rules”). Under the Individual Foreign Exchange Rules, any PRC individual seeking to make a direct investment overseas or engage in the issuance or trading of negotiable securities or derivatives overseas must make the appropriate registrations in accordance with SAFE provisions, the failure of which may subject such PRC individual to warnings, fines, or other liabilities.

All of the shareholders who are subject to the SAFE Circular 37 and Individual Foreign Exchange Rules, have completed the initial registrations with the qualified banks as required by the regulations. We may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, however, and we have no control over any of our future beneficial owners. Thus, we cannot provide any assurance that our current or future PRC resident beneficial owners will comply with our request to make or obtain any applicable registrations or continuously comply with all registration procedures set forth in these SAFE regulations. Such failure or inability of our PRC residents beneficial owners to comply with these SAFE regulations may subject us or our PRC resident beneficial owners to fines and legal sanctions, restrict our cross-border investment activities, or limit our PRC subsidiaries’ ability to distribute dividends to or obtain foreign-exchange-dominated loans from us, or prevent us from being able to make distributions or pay dividends, as a result of which our business operations and our ability to distribute profits to you could be materially and adversely affected.

We may rely on dividends and other distributions on equity paid by our PRC subsidiaries, through our Hong Kong subsidiaries, to fund any cash and financing requirements we may have, and any limitation on the ability of our PRC subsidiaries to make payments to us could have a material and adverse effect on our ability to conduct our business.

We are a Cayman Islands holding company and we rely principally on dividends and other distributions on equity from our PRC subsidiaries for our cash requirements, including for services of any debt we may incur. Our PRC subsidiaries’ ability to distribute dividends is based upon its distributable earnings. Current PRC regulations permit our PRC subsidiaries to pay dividends to their respective shareholders only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, each of our PRC subsidiaries, our VIEs and their subsidiaries are required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Our PRC subsidiaries as FIE are also required to further set aside a portion of their after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at their discretion. These reserves are not distributable as cash dividends. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our PRC subsidiaries to distribute dividends or other payments to their respective shareholders could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends or otherwise fund and conduct our business.

In addition, the Enterprise Income Tax Law and its implementation rules provide that a withholding tax rate of up to 10% will be applicable to dividends payable by Chinese companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC resident enterprises are incorporated.

We are a holding company and currently we conduct part of our business operations within the PRC through Ouhai Art School, one of our VIEs. If the board and management of Ouhai Art School decide to keep the profits of Ouhai Art School for its business development and expansion instead of making dividends, Ouhai Art School might not be able to pay its service fees to the WFOE pursuant to the VIE Arrangements, and our WFOE will not be able to make dividend distribution to the Company.

PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

Under PRC laws and regulations, we are permitted to utilize the proceeds from this offering to fund our PRC subsidiaries by making loans to or additional capital contributions to our PRC subsidiaries, subject to applicable government registration, statutory limitations on amount, and approval requirements.

Any loans to Golden Sun Wenzhou or Golden Sun Shanghai, which is treated as a foreign-invested enterprise under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Golden Sun Wenzhou to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of SAFE, or filed with SAFE in its information system. Pursuant to relevant PRC regulations, we may provide loans to Golden Sun Wenzhou or Golden Sun Shanghai up to the larger amount of (i) the balance between the registered total investment amount and registered capital of Golden Sun Wenzhou or Golden Sun Shanghai, respectively, or (ii) twice the amount of the net assets of Golden Sun Wenzhou or Golden Sun Shanghai, respectively, calculated in accordance with the Circular on Full-Coverage Macro-Prudent Management of Cross-Border Financing, or the “PBOC Circular 9.” Moreover, any medium or long-term loan to be provided by us to Golden Sun Wenzhou or Golden Sun Shanghai or other domestic PRC entities must also be filed and registered with the NDRC. We may also decide to finance Golden Sun Wenzhou or Golden Sun Shanghai by means of capital contributions. These capital contributions must be recorded with the MOFCOM or its local counterpart.

On March 30, 2015, SAFE issued the Circular of the State Administration of Foreign Exchange on Reforming the Administrative Approach Regarding the Settlement of the Foreign Exchange Capital of Foreign-invested Enterprises, or “SAFE Circular 19,” which took effect and replaced previous regulations effective on June 1, 2015. Pursuant to SAFE Circular 19, up to 100% of foreign currency capital of a foreign-invested enterprise may be converted into RMB capital according to the actual operation, and within the business scope, of the enterprise at its will. Although SAFE Circular 19 allows for the use of RMB converted from the foreign currency-denominated capital for equity investments in the PRC, the restrictions continue to apply as to foreign-invested enterprises’ use of the converted RMB for purposes beyond their business scope, for entrusted loans or for inter-company RMB loans. On June 9, 2016, SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account, or “SAFE Circular 16,” effective on June 9, 2016, which reiterates some rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-affiliated enterprises. On October 23, 2019, the SAFE issued the Notice of the State Administration of Foreign Exchange on Further Facilitating Cross-border Trade and Investment, which, among other things, expanded the use of foreign exchange capital to domestic equity investment area. Non-investment foreign-funded enterprises are allowed to lawfully make domestic equity investments by using their capital on the premise without violation to prevailing special administrative measures for access of foreign investments (negative list) and the authenticity and compliance with the regulations of domestic investment projects. If our PRC Affiliated Entities require financial support from us or our wholly owned subsidiary in the future and we find it necessary to use foreign currency-denominated capital to provide such financial support, our ability to fund our PRC Affiliated Entities’ operations will be subject to statutory limits and restrictions, including those described above.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including SAFE Circular 19, SAFE Circular 16, and other relevant rules and regulations, we cannot assure you that we will be able to complete the necessary registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans to our PRC subsidiaries or future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we received or expect to receive from our offshore offerings and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our business, including our liquidity and our ability to fund and expand our business.

Fluctuations in exchange rates could have a material and adverse effect on our results of operations and the value of your investment.

The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in political and economic conditions in China and by China’s foreign exchange policies. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. Between July 2008 and June 2010, this appreciation halted and the exchange rate between the RMB and the U.S. dollar remained within a narrow band. Since June 2010, the RMB has fluctuated against the U.S. dollar, at times significantly and unpredictably. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future.

Our business is conducted in the PRC, and our books and records are maintained in RMB, which is the currency of the PRC. The financial statements that we file with the SEC and provide to our shareholders are presented in U.S. dollars. Changes in the exchange rates between the RMB and U.S. dollar affect the value of our assets and the results of our operations, when presented in U.S. dollars. The value of the RMB against the U.S. dollar and other currencies may fluctuate and is affected by, among other things, changes in the PRC’s political and economic conditions and perceived changes in the economy of the PRC and the United States. Any significant revaluation of the RMB may materially and adversely affect our cash flows, revenue, and financial condition. Further, our Class A Ordinary Shares offered by this prospectus are offered in U.S. dollars, we will need to convert the net proceeds we receive into RMB in order to use the funds for our business. Changes in the conversion rate among the U.S. dollar and the RMB will affect the amount of proceeds we will have available for our business.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into more hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

There are uncertainties under the PRC Securities Law relating to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC.

On December 28, 2019, the newly amended Securities Law of the PRC (the “PRC Securities Law”) was promulgated, which became effective on March 1, 2020. According to Article 177 of the PRC Securities Law (“Article 177”), the securities regulatory authority of the State Council may establish a regulatory cooperation mechanism with securities regulatory authorities of another country or region for the implementation of cross-border supervision and administration. Article 177 further provides that overseas securities regulatory authorities shall not engage in activities pertaining to investigations or evidence collection directly conducted within the territories of the PRC, and that no Chinese entities or individuals shall provide documents and information in connection with securities business activities to any organizations and/or persons aboard without the prior consent of the securities regulatory authority of the State Council and the competent departments of the State Council. As of the date of this prospectus, we are not aware of any implementing rules or regulations which have been published regarding application of Article 177.

As advised by our PRC counsel, Article 177 is only applicable where the activities of overseas authorities constitute a direct investigation or evidence collection by such authorities within the territory of the PRC. Our principal business operation is conducted in the PRC. In the event that the U.S. securities regulatory agencies carry out an investigation on us such as an enforcement action by the Department of Justice, the SEC or other authorities, such agencies’ activities will constitute conducting an investigation or collecting evidence directly within the territory of the PRC and accordingly fall within the scope of Article 177. In that case, the U.S. securities regulatory agencies may have to consider establishing cross-border cooperation with the securities regulatory authority of the PRC by way of judicial assistance, diplomatic channels or establishing a regulatory cooperation mechanism with the securities regulatory authority of the PRC. However, there is no assurance that the U.S. securities regulatory agencies will succeed in establishing such cross-border cooperation in this particular case and/or establish such cooperation in a timely manner.

Furthermore, as Article 177 is a recently promulgated provision and, as the date of this prospectus, there have not been implementing rules or regulations regarding the application of Article 177, it remains unclear as to how it will be interpreted, implemented or applied by the Chinese Securities Regulatory Commission or other relevant government authorities. As such, there are uncertainties as to the procedures and requisite timing for the U.S. securities regulatory agencies to conduct investigations and collect evidence within the territory of the PRC. If the U.S. securities regulatory agencies are unable to conduct such investigations, there exists a risk that they may determine to suspend or de-register our registration with the SEC and may also delist our securities from Nasdaq or other applicable trading market within the US.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the “EIT Law,” that became effective in January 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the implementation rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances, and properties of an enterprise. In addition, a circular, known as SAT Circular 82, issued in April 2009 by the State Administration of Taxation, or the “SAT,” specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Further to SAT Circular 82, the SAT issued a bulletin, known as SAT Bulletin 45, which took effect in September 2011, to provide more guidance on the implementation of SAT Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore incorporated resident enterprises.” SAT Bulletin 45 provides procedures and administrative details for the determination of resident status and administration on post-determination matters. Although both SAT Circular 82 and SAT Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals, the determining criteria set forth in SAT Circular 82 and SAT Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups, or by PRC or foreign individuals.

If the PRC tax authorities determine that the actual management organ of Golden Sun Cayman is within the territory of China, Golden Sun Cayman may be deemed to be a PRC resident enterprise for PRC enterprise income tax purposes and a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Finally, dividends payable by us to our investors and gains on the sale of our shares may become subject to PRC withholding tax, at a rate of 10% in the case of non-PRC enterprises or 20% in the case of non-PRC individuals (in each case, subject to the provisions of any applicable tax treaty), if such gains are deemed to be from PRC sources. It is unclear whether non-PRC shareholders of our company would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. Any such tax may reduce the returns on your investment in our shares. Although up to the date of this prospectus, Golden Sun Cayman has not been notified or informed by the PRC tax authorities that it has been deemed to be a resident enterprise for the purpose of the EIT Law, we cannot assure you that it will not be deemed to be a resident enterprise in the future.

We face uncertainty with respect to indirect transfers of equity interests in PRC resident enterprises by their non-PRC holding companies.

In February 2015, SAT issued a Public Notice Regarding Certain Corporate Income Tax Matters on Indirect Transfer of Properties by Non-Tax Resident Enterprises, or “SAT Circular 7.” SAT Circular 7 provides comprehensive guidelines relating to indirect transfers of PRC taxable assets (including equity interests and real properties of a PRC resident enterprise) by a non-resident enterprise. In addition, in October 2017, SAT issued an Announcement on Issues Relating to Withholding at Source of Income Tax of Non-resident Enterprises, or “SAT Circular 37,” effective in December 2017, which, among others, amended certain provisions in SAT Circular 7 and further clarify the tax payable declaration obligation by non-resident enterprise. Indirect transfer of equity interest and/or real properties in a PRC resident enterprise by their non-PRC holding companies are subject to SAT Circular 7 and SAT Circular 37.

SAT Circular 7 provides clear criteria for an assessment of reasonable commercial purposes and has introduced safe harbors for internal group restructurings and the purchase and sale of equity through a public securities market. As stipulated in SAT Circular 7, indirect transfers of PRC taxable assets are considered as reasonable commercial purposes if the shareholding structure of both transaction parties falls within the following situations: i) the transferor directly or indirectly owns 80% or above equity interest of the transferee, or vice versa; ii) the transferor and the transferee are both 80% or above directly or indirectly owned by the same party; iii) the percentages in bullet points i) and ii) shall be 100% if over 50% the share value of a foreign enterprise is directly or indirectly derived from PRC real properties. Furthermore, SAT Circular 7 also brings challenges to both foreign transferor and transferee (or other person who is obligated to pay for the transfer) of taxable assets. Where a non-resident enterprise transfers PRC taxable assets indirectly by disposing of the equity interests of an overseas holding company, which is an indirect transfer, the non-resident enterprise as either transferor or transferee, or the PRC entity that directly owns the taxable assets, may report such indirect transfer to the relevant tax authority and the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding, or deferring PRC tax. As a result, gains derived from such indirect transfer may be subject to PRC enterprise income tax, and the transferee or other person who is obligated to pay for the transfer is obligated to withhold the applicable taxes, currently at a rate of 10% for the transfer of equity interests in a PRC resident enterprise. Both the transferor and the transferee may be subject to penalties under PRC tax laws if the transferee fails to withhold the taxes and the transferor fails to pay the taxes.

According to SAT Circular 37, where the non-resident enterprise fails to declare the tax payable pursuant to Article 39 of the EIT Law, the tax authority may order it to pay the tax due within required time limits, and the non-resident enterprise shall declare and pay the tax payable within such time limits specified by the tax authority. If the non-resident enterprise, however, voluntarily declares and pays the tax payable before the tax authority orders it to do so within required time limits, it shall be deemed that such enterprise has paid the tax in time.

We face uncertainties as to the reporting and assessment of reasonable commercial purposes and future transactions where PRC taxable assets are involved, such as offshore restructuring, sale of the shares in our offshore subsidiaries, and investments. In the event of being assessed as having no reasonable commercial purposes in an indirect transfer transaction, we may be subject to filing obligations or taxed if we are a transferor in such transactions, and may be subject to withholding obligations (to be specific, a 10% withholding tax for the transfer of equity interests) if we are a transferee in such transactions, under SAT Circular 7 and SAT Circular 37. For transfer of shares by investors who are non-PRC resident enterprises, our PRC subsidiaries may be requested to assist in the filing under the SAT circulars. As a result, we may be required to expend valuable resources to comply with the SAT circulars or to request the relevant transferors from whom we purchase taxable assets to comply with these circulars, or to establish that we should not be taxed under these circulars, which may have a material adverse effect on our financial condition and results of operations.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may have a material adverse effect on our ability to conduct our business.

We are a holding company incorporated in the Cayman Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders and service any debt we may incur. If our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other distributions to us. In addition, the PRC tax authorities may require our PRC subsidiaries to adjust their taxable income under the contractual agreements between Golden Sun Wenzhou and Ouhai Art School in a manner that would materially and adversely affect their ability to pay dividends and other distribution to us. See “—Risks Relating to Our Corporate Structure—The VIE Agreements between Golden Sun Wenzhou and Ouhai Art School may result in adverse tax consequences.”

Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of their respective after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. These limitation on the ability of our PRC subsidiaries to pay dividends or make other distributions to us could materially and adversely limit our ability to grow, make investments, or acquisitions that could be beneficial to our business, pay dividends, or otherwise fund and conduct our business.

Governmental control of currency conversion may affect the value of your investment and our payment of dividends.

The PRC government imposes controls on the convertibility of the RMB into foreign currencies and, in certain cases, the remittance of currency out of China. We receive substantially all of our revenue in the RMB. Under our current corporate structure, Golden Sun Cayman may rely on dividend payments from our PRC subsidiaries, Golden Sun Wenzhou and Golden Sun Shanghai, to fund any cash and financing requirements we may have. Under existing PRC foreign exchange regulations, payments of current account items, such as profit distributions and trade and service-related foreign exchange transactions, can be made in foreign currencies without prior approval from SAFE by complying with certain procedural requirements. Therefore, our PRC subsidiaries are able to pay dividends in foreign currencies to us without prior approval from SAFE, subject to the condition that the remittance of such dividends outside of the PRC complies with certain procedures under PRC foreign exchange regulation, such as the overseas investment registrations by our shareholders or the ultimate shareholders of our corporate shareholders who are PRC residents. Approval from or registration with appropriate government authorities is, however, required where the RMB is to be converted into foreign currency and remitted out of China to pay capital expenses such as the repayment of loans denominated in foreign currencies. The PRC government may also at its discretion restrict access in the future to foreign currencies for current account transactions. If the foreign exchange control system prevents us from obtaining sufficient foreign currencies to satisfy our foreign currency demand, we may not be able to pay dividends in foreign currencies to our shareholders.

There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of Golden Sun Wenzhou, and dividends payable by Golden Sun Wenzhou to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.

Under the EIT Law and its implementation rules, the profits of a foreign-invested enterprise generated through operations, which are distributed to its immediate holding company outside the PRC, will be subject to a withholding tax rate of 10%. Pursuant to the Arrangement between the Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the “Double Tax Avoidance Arrangement,” a withholding tax rate of 10% may be lowered to 5% if the PRC enterprise is at least 25% held by a Hong Kong enterprise for at least 12 consecutive months prior to distribution of the dividends and is determined by the relevant PRC tax authority to have satisfied other conditions and requirements under the Double Tax Avoidance Arrangement and other applicable PRC laws.

However, based on the Circular on Certain Issues with Respect to the Enforcement of Dividend Provisions in Tax Treaties, or the “SAT Circular 81,” which became effective on February 20, 2009, if the relevant PRC tax authorities determine, in their discretion, that a company benefits from such reduced income tax rate due to a structure or arrangement that is primarily tax-driven, such PRC tax authorities may adjust the preferential tax treatment. According to Circular on Several Issues regarding the “Beneficial Owner” in Tax Treaties, which became effective as of April 1, 2018, when determining an applicant’s status as the “beneficial owner” regarding tax treatments in connection with dividends, interests, or royalties in the tax treaties, several factors will be taken into account. Such factors include whether the business operated by the applicant constitutes actual business activities, and whether the counterparty country or region to the tax treaties does not levy any tax, grant tax exemption on relevant incomes, or levy tax at an extremely low rate. This circular further requires any applicant who intends to be proved of being the “beneficial owner” to file relevant documents with the relevant tax authorities. Golden Sun Wenzhou is wholly owned by our Hong Kong subsidiary. However, we cannot assure you that our determination regarding our qualification to enjoy the preferential tax treatment will not be challenged by the relevant PRC tax authority or we will be able to complete the necessary filings with the relevant PRC tax authority and enjoy the preferential withholding tax rate of 5% under the Double Tax Avoidance Arrangement with respect to dividends to be paid by Golden Sun Wenzhou to our Hong Kong subsidiary, in which case, we would be subject to the higher withdrawing tax rate of 10% on dividends received.

If we become directly subject to the scrutiny, criticism, and negative publicity involving U.S.-listed Chinese companies, we may have to expend significant resources to investigate and resolve the matter which could harm our business operations, stock price, and reputation.

U.S. public companies that have substantially all of their operations in China have been the subject of intense scrutiny, criticism, and negative publicity by investors, financial commentators, and regulatory agencies, such as the SEC. Much of the scrutiny, criticism, and negative publicity has centered on financial and accounting irregularities and mistakes, a lack of effective internal controls over financial accounting, inadequate corporate governance policies or a lack of adherence thereto and, in many cases, allegations of fraud. As a result of the scrutiny, criticism, and negative publicity, the publicly traded stock of many U.S. listed Chinese companies sharply decreased in value and, in some cases, has become virtually worthless. Many of these companies are now subject to shareholder lawsuits and SEC enforcement actions and are conducting internal and external investigations into the allegations. It is not clear what effect this sector-wide scrutiny, criticism, and negative publicity will have on us, our business, and the price of our Class A Ordinary Shares. If we become the subject of any unfavorable allegations, whether such allegations are proven to be true or untrue, we will have to expend significant resources to investigate such allegations and/or defend our company. This situation will be costly and time consuming and distract our management from developing our business. If such allegations are not proven to be groundless, we and our business operations will be severely affected and you could sustain a significant decline in the value of our Class A Ordinary Shares.

The disclosures in our reports and other filings with the SEC and our other public pronouncements are not subject to the scrutiny of any regulatory bodies in the PRC.

We are regulated by the SEC, and our reports and other filings with the SEC are subject to SEC review in accordance with the rules and regulations promulgated by the SEC under the Securities Act and the Exchange Act. Our SEC reports and other disclosure and public pronouncements are not subject to the review or scrutiny of any PRC regulatory authority. For example, the disclosure in our SEC reports and other filings are not subject to the review by China Securities Regulatory Commission, a PRC regulator that is responsible for oversight of the capital markets in China. Accordingly, you should review our SEC reports, filings, and our other public pronouncements with the understanding that no local regulator has done any review of us, our SEC reports, other filings, or any of our other public pronouncements.

The approval of the China Securities Regulatory Commission, or the “CSRC,” may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering.

The Regulations on Mergers and Acquisitions of Domestic Companies by Foreign Investors, or the “M&A Rules,” adopted by six PRC regulatory agencies in 2006 and amended in 2009, requires an overseas SPV formed for listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals to obtain the approval of the CSRC, prior to the listing and trading of such SPV’s securities on an overseas stock exchange. In September 2006, the CSRC published a notice on its official website specifying documents and materials required to be submitted to it by an SPV seeking the CSRC approval of its overseas listings. The application of the M&A Rules remains unclear.

Our PRC legal counsel has advised us based on their understanding of the current PRC law, rules, and regulations that the CSRC’s approval is not required for the listing and trading of our shares on the Nasdaq Capital Market in the context of this offering, given that:

●	we established our PRC subsidiaries by means of direct investment rather than by merger with or acquisition of PRC domestic companies as defined in the M&A Rules; and

●	no explicit provision in the M&A Rules classifies the respective VIE Arrangements as a type of acquisition transaction falling under the M&A Rules.

Our PRC legal counsel, however, has further advised us that there remains some uncertainty as to how the M&A Rules will be interpreted or implemented in the context of an overseas offering and its opinions summarized above are subject to any new laws, rules and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. We cannot assure you that relevant PRC governmental agencies, including the CSRC, would reach the same conclusion as we do. If it is determined that the CSRC approval is required for this offering, we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering. These sanctions may include fines and penalties on our operations in the PRC, limitations on our operating privileges in the PRC, delays in or restrictions on the repatriation of the proceeds from this offering into the PRC, restrictions on or prohibition of the payments or remittance of dividends by our PRC subsidiaries, or other actions that could have a material and adverse effect on our business, financial condition, results of operations, reputation, and prospects, as well as the trading price of our Class A Ordinary Shares. The CSRC or other PRC regulatory agencies may also take actions requiring us, or making it advisable for us, to halt this offering before the settlement and delivery of the Shares that we are offering. Consequently, if you engage in market trading or other activities in anticipation of and prior to the settlement and delivery of the shares we are offering, you would be doing so at the risk that the settlement and delivery may not occur.

The M&A Rules and certain other PRC regulations establish complex procedures for some acquisitions of Chinese companies by foreign investors, which could make it more difficult for us to pursue growth through acquisitions in China.

The M&A Rules discussed in the preceding risk factor and recently adopted regulations and rules concerning mergers and acquisitions established additional procedures and requirements that could make merger and acquisition activities by foreign investors more time consuming and complex. For example, the M&A Rules require that the Ministry of Commerce be notified in advance of any change-of-control transaction in which a foreign investor takes control of a PRC domestic enterprise, if (i) any important industry is concerned, (ii) such transaction involves factors that have or may have impact on the national economic security, or (iii) such transaction will lead to a change in control of a domestic enterprise which holds a famous trademark or PRC time-honored brand. Mergers or acquisitions that allow one market player to take control of or to exert decisive impact on another market player must also be notified in advance to the Ministry of Commerce when the threshold under the Provisions on Thresholds for Prior Notification of Concentrations of Undertakings, or the “Prior Notification Rules,” issued by the State Council in August 2008 is triggered. In addition, the security review rules issued by the Ministry of Commerce that became effective in September 2011 specify that mergers and acquisitions by foreign investors that raise “national defense and security” concerns and mergers and acquisitions through which foreign investors may acquire de facto control over domestic enterprises that raise “national security” concerns are subject to strict review by the Ministry of Commerce, and the rules prohibit any activities attempting to bypass a security review, including by structuring the transaction through a proxy or contractual control arrangement. In the future, we may grow our business by acquiring complementary businesses. Complying with the requirements of the above-mentioned regulations and other relevant rules to complete such transactions could be time consuming, and any required approval processes, including obtaining approval from the Ministry of Commerce or its local counterparts may delay or inhibit our ability to complete such transactions. It is clear that our business would not be deemed to be in an industry that raises “national defense and security” or “national security” concerns. The Ministry of Commerce or other government agencies, however, may publish explanations in the future determining that our business is in an industry subject to the security review, in which case our future acquisitions in the PRC, including those by way of entering into contractual control arrangements with target entities, may be closely scrutinized or prohibited. Our ability to expand our business or maintain or expand our market share through future acquisitions would as such be materially and adversely affected.

Risks Relating to this Offering and the Trading Market

There has been no public market for our Class A Ordinary Shares prior to this offering, and you may not be able to resell our Class A Ordinary Shares at or above the price you pay for them, or at all.

Prior to this offering, there has not been a public market for our Class A Ordinary Shares. We plan to apply for the listing of our Class A Ordinary Shares on the Nasdaq Capital Market. An active public market for our Class A Ordinary Shares, however, may not develop or be sustained after the offering, in which case the market price and liquidity of our Class A Ordinary Shares will be materially and adversely affected.

The initial public offering price for our Class A Ordinary Shares may not be indicative of prices that will prevail in the trading market and such market prices may be volatile.

The initial public offering price for our Class A Ordinary Shares will be determined by negotiations between us and the Underwriter, and may not bear a direct relationship to our earnings, book value, or any other indicia of value. We cannot assure you that the market price of our Class A Ordinary Shares will not decline significantly below the initial public offering price. The financial markets in the United States and other countries have experienced significant price and volume fluctuations in the last few years. Volatility in the price of our Class A Ordinary Shares may be caused by factors outside of our control and may be unrelated or disproportionate to changes in our results of operations.

You will experience immediate and substantial dilution in the net tangible book value of Class A Ordinary Shares purchased.

The initial public offering price of our Class A Ordinary Shares is substantially higher than the (pro forma) net tangible book value per share of our Class A Ordinary Shares. Consequently, when you purchase our Class A Ordinary Shares in the offering, upon completion of the offering you will incur immediate dilution of $[●] per share if the over-allotment option is not exercised or $[●] per share if the over-allotment option is fully exercised, assuming an initial public offering price of $[●]. See “Dilution.” In addition, you may experience further dilution to the extent that additional Class A Ordinary Shares are issued upon exercise of outstanding options we may grant from time to time.

If we fail to implement and maintain an effective system of internal controls or fail to remediate the material weaknesses in our internal control over financial reporting that have been identified, we may fail to meet our reporting obligations or be unable to accurately report our results of operations or prevent fraud, and investor confidence and the market price of our Class A Ordinary Shares may be materially and adversely affected.

Prior to this offering, we have been a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in preparing our consolidated financial statements as of and for the fiscal years ended September 30, 2018 and 2019 and the six months ended March 31, 2020, we and our independent registered public accounting firm have identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Public Company Accounting Oversight Board of the United States, or “PCAOB,” and other control deficiencies. The material weaknesses identified included (i) a lack of accounting staff and resources with appropriate knowledge of U.S. GAAP and SEC reporting and compliance requirements; and (ii) a lack of independent directors and an audit committee. Following the identification of the material weaknesses and control deficiencies, we plan to continue to take remedial measures including (i) hiring more qualified accounting personnel with relevant U.S. GAAP and SEC reporting experience and qualifications to strengthen the financial reporting function and to set up a financial and system control framework; (ii) implementing regular and continuous U.S. GAAP accounting and financial reporting training programs for our accounting and financial reporting personnel; (iii) setting up an internal audit function as well as engaging an external consulting firm to assist us with assessment of Sarbanes-Oxley compliance requirements and improvement of overall internal control; and (iv) appointing independent directors, establishing an audit committee, and strengthening corporate governance. However, the implementation of these measures may not fully address the material weaknesses in our internal control over financial reporting. Our failure to correct the material weaknesses or our failure to discover and address any other material weaknesses or control deficiencies could result in inaccuracies in our financial statements and could also impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price of our Class A Ordinary Shares, may be materially and adversely affected. Moreover, ineffective internal control over financial reporting significantly hinders our ability to prevent fraud.

Upon completion of this offering, we will become a public company in the United States subject to the Sarbanes-Oxley Act of 2002. Section 404 of the Sarbanes-Oxley Act of 2002 will require that we include a report of management on our internal control over financial reporting in our annual report on Form 20-F beginning with our annual report for the fiscal year ending September 30, 2022. In addition, once we cease to be an “emerging growth company,” as such term is defined in the JOBS Act, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm, after conducting its own independent testing, may issue a report that is qualified if it is not satisfied with our internal controls or the level at which our controls are documented, designed, operated, or reviewed, or if it interprets the relevant requirements differently from us. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational, and financial resources and systems for the foreseeable future. We may be unable to complete our evaluation testing and any required remediation in a timely manner.

Recent joint statement by the SEC and PCAOB, proposed rule changes submitted by Nasdaq, and an act passed by the US Senate all call for additional and more stringent criteria to be applied to emerging market companies upon assessing the qualification of their auditors, especially the non-U.S. auditors who are not inspected by the PCAOB. These developments could add uncertainties to our offering.

On April 21, 2020, SEC Chairman Jay Clayton and PCAOB Chairman William D. Duhnke III, along with other senior SEC staff, released a joint statement highlighting the risks associated with investing in companies based in or have substantial operations in emerging markets including China. The joint statement emphasized the risks associated with lack of access for the PCAOB to inspect auditors and audit work papers in China and higher risks of fraud in emerging markets.

On May 18, 2020, Nasdaq filed three proposals with the SEC to (i) apply minimum offering size requirement for companies primarily operating in “Restrictive Market”, (ii) adopt a new requirement relating to the qualification of management or board of director for Restrictive Market companies, and (iii) apply additional and more stringent criteria to an applicant or listed company based on the qualifications of the company’s auditors.

On May 20, 2020, the Senate passed an act requiring a foreign company to certify that it is not owned or manipulated by a foreign government if the PCAOB is unable to audit specified reports because the company uses a foreign auditor not subject to PCAOB inspection. If the PCAOB is unable to inspect the company’s auditors for three consecutive years, the issuer’s securities are prohibited to trade on a national exchange.

The lack of access to the PCAOB inspection in China prevents the PCAOB from fully evaluating audits and quality control procedures of the auditors based in China. As a result, the investors may be deprived of the benefits of such PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of these accounting firms’ audit procedures or quality control procedures as compared to auditors outside of China that are subject to the PCAOB inspections, which could cause existing and potential investors in our stock to lose confidence in our audit procedures and reported financial information and the quality of our financial statements.

Our auditor, the independent registered public accounting firm that issues the audit report included elsewhere in this prospectus, as an auditor of companies that are traded publicly in the United States and a firm registered with the PCAOB, is subject to laws in the United States pursuant to which the PCAOB conducts regular inspections to assess our auditor’s compliance with the applicable professional standards. Our auditor is headquartered in Manhattan, New York, and has been inspected by the PCAOB on a regular basis with the last inspection in 2018. However, the recent developments would add uncertainties to our offering and we cannot assure you whether Nasdaq or regulatory authorities would apply additional and more stringent criteria to us after considering the effectiveness of our auditor’s audit procedures and quality control procedures, adequacy of personnel and training, or sufficiency of resources, geographic reach or experience as it relates to the audit of our financial statements.

We will incur substantial increased costs as a result of being a public company.

Upon consummation of this offering, we will incur significant legal, accounting, and other expenses as a public company that we did not incur as a private company. The Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the SEC and Nasdaq, impose various requirements on the corporate governance practices of public companies.

Compliance with these rules and regulations increases our legal and financial compliance costs and makes some corporate activities more time-consuming and costlier. We have incurred additional costs in obtaining director and officer liability insurance. In addition, we incur additional costs associated with our public company reporting requirements. It may also be more difficult for us to find qualified persons to serve on our board of directors or as executive officers.

We are an “emerging growth company,” as defined in the JOBS Act and will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the prior March 31, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include exemption from the auditor attestation requirement under Section 404 in the assessment of the emerging growth company’s internal control over financial reporting and permission to delay adopting new or revised accounting standards until such time as those standards apply to private companies.

After we are no longer an “emerging growth company,” or until five years following the completion of our initial public offering, whichever is earlier, we expect to incur significant additional expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 and the other rules and regulations of the SEC. For example, as a public company, we have been required to increase the number of independent directors and adopt policies regarding internal controls and disclosure controls and procedures.

We are currently evaluating and monitoring developments with respect to these rules and regulations, and we cannot predict or estimate with any degree of certainty the amount of additional costs we may incur or the timing of such costs.

Our dual class share structure will concentrate a majority of voting power in our Chairman and Chief Executive Officer, who is the only owner of our Class B Ordinary Shares.

Our Class B Ordinary Shares have five votes per share, and our Class A Ordinary Shares, which are the shares we are offering pursuant to this prospectus, have one vote per share, on all matters subject to vote at general meetings of the Company. Following this offering, assuming the underwriter does not exercise its over-allotment option, Mr. Xueyuan Weng, our Chairman and CEO, will beneficially hold in the aggregate [●]% to [●]% of the total votes for our total issued and outstanding share capital, depending on whether the underwriter exercises its over-allotment option or not. Because of the five-to-one voting ratio between our Class B Ordinary Shares and Class A Ordinary Shares, the holder of our Class B Ordinary Shares collectively could control a majority of the aggregate voting power of our issued Ordinary Shares and therefore be able to control all matters submitted to our shareholders for approval. After the completion of this offering, the sole owner of our Class B Ordinary Shares, Mr. Xueyuan Weng, who is also our Chairman and Chief Executive Officer, will beneficially own 747.1 Class B Ordinary Shares assuming the underwriter does not exercise its over-allotment option. Mr. Weng will beneficially have [●]% to [●]% of the total votes for our total issued and outstanding share capital, depending on whether the underwriter exercises its over-allotment option, immediately after the completion of this offering, and this concentrated control may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate actions requiring shareholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our share capital that you may feel are in your best interest as one of our shareholders. Such concentration of voting power could also have the effect of delaying, deterring, or preventing a change of control or other business combination, which could, in turn, have an adverse effect on the market price of our Class A Ordinary Shares or prevent our shareholders from realizing a premium over the then-prevailing market price for their Class A Ordinary Shares.

As a “controlled company” within the meaning of the Nasdaq listing rules, we may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Following this offering, our largest shareholder will own more than a majority of the voting power of our outstanding ordinary shares. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Substantial future sales of our Class A Ordinary Shares or the anticipation of future sales of our Class A Ordinary Shares in the public market could cause the price of our Class A Ordinary Shares to decline.

Sales of substantial amounts of our Class A Ordinary Shares in the public market after this offering, or the perception that these sales could occur, could cause the market price of our Class A Ordinary Shares to decline. An aggregate of 2,410 Ordinary Shares are outstanding, including 1,662.9 Class A Ordinary Shares and 747.1 Class B Ordinary Shares, before the consummation of this offering and [●] Class A Ordinary Shares will be outstanding immediately after the consummation of this offering if the Underwriter’s over-allotment option is not exercised, and [●] Class A Ordinary Shares will be outstanding immediately after the consummation of this offering if the Underwriter’s over-allotment option is fully exercised. Sales of these shares into the market could cause the market price of our Class A Ordinary Shares to decline.

We do not intend to pay dividends for the foreseeable future.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment in our Class A Ordinary Shares if the market price of our Class A Ordinary Shares increases.

If securities or industry analysts do not publish research or reports about our business, or if the publish a negative report regarding our Class A Ordinary Shares, the price of our Class A Ordinary Shares and trading volume could decline.

Any trading market for our Class A Ordinary Shares may depend in part on the research and reports that industry or securities analysts publish about us or our business. We do not have any control over these analysts. If one or more of the analysts who cover us downgrade us, the price of our Class A Ordinary Shares would likely decline. If one or more of these analysts cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the price of our Class A Ordinary Shares and the trading volume to decline.

The market price of our Class A Ordinary Shares may be volatile or may decline regardless of our operating performance, and you may not be able to resell your shares at or above the initial public offering price.

The initial public offering price for our Class A Ordinary Shares will be determined through negotiations between the Underwriter and us and may vary from the market price of our Class A Ordinary Shares following our initial public offering. If you purchase our Class A Ordinary Shares in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. We cannot assure you that the initial public offering price of our Class A Ordinary Shares, or the market price following our initial public offering, will equal or exceed prices in privately negotiated transactions of our shares that have occurred from time to time prior to our initial public offering. The market price of our Class A Ordinary Shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

●	actual or anticipated fluctuations in our revenue and other operating results;

●	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

●	actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

●	announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;

●	price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;

●	lawsuits threatened or filed against us; and

●	other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. Stock prices of many companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from our business, and adversely affect our business.

Our management has broad discretion to determine how to use the funds raised in the offering and may use them in ways that may not enhance our results of operations or the price of our Class A Ordinary Shares.

We anticipate that we will use the net proceeds from this offering for working capital and other corporate purposes. Our management will have significant discretion as to the use of the net proceeds to us from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the market price of our Class A Ordinary Shares.

If we cease to qualify as a foreign private issuer, we would be required to comply fully with the reporting requirements of the Exchange Act applicable to U.S. domestic issuers, and we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer.

We expect to qualify as a foreign private issuer upon the completion of this offering. As a foreign private issuer, we will be exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders will be exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States domestic issuers, and we will not be required to disclose in our periodic reports all of the information that United States domestic issuers are required to disclose. While we currently expect to qualify as a foreign private issuer immediately following the completion of this offering, we may cease to qualify as a foreign private issuer in the future, in which case we would incur significant additional expenses that could have a material adverse effect on our results of operations.

Because we are a foreign private issuer and are exempt from certain Nasdaq corporate governance standards applicable to U.S. issuers, you will have less protection than you would have if we were a domestic issuer.

Nasdaq listing rules require listed companies to have, among other things, a majority of its board members be independent. As a foreign private issuer, however, we are permitted to, and we may follow home country practice in lieu of the above requirements, or we may choose to comply with the above requirement within one year of listing. The corporate governance practice in our home country, the Cayman Islands, does not require a majority of our board to consist of independent directors. Thus, although a director must act in the best interests of the Company, it is possible that fewer board members will be exercising independent judgment and the level of board oversight on the management of our company may decrease as a result. In addition, Nasdaq listing rules also require U.S. domestic issuers to have a compensation committee, a nominating/corporate governance committee composed entirely of independent directors, and an audit committee with a minimum of three members. We, as a foreign private issuer, are not subject to these requirements. Nasdaq listing rules may require shareholder approval for certain corporate matters, such as requiring that shareholders be given the opportunity to vote on all equity compensation plans and material revisions to those plans, certain ordinary share issuances. We intend to comply with the requirements of Nasdaq listing rules in determining whether shareholder approval is required on such matters and to appoint a nominating and corporate governance committee. We may, however, consider following home country practice in lieu of the requirements under Nasdaq listing rules with respect to certain corporate governance standards which may afford less protection to investors.

Although as a Foreign Private Issuer we are exempt from certain corporate governance standards applicable to US issuers, if we cannot satisfy, or continue to satisfy, the initial listing requirements and other rules of the Nasdaq Capital Market, our securities may not be listed or may be delisted, which could negatively impact the price of our securities and your ability to sell them.

We will seek to have our securities approved for listing on the Nasdaq Capital Market upon consummation of this offering. We cannot assure you that we will be able to meet those initial listing requirements at that time. Even if our securities are listed on the Nasdaq Capital Market, we cannot assure you that our securities will continue to be listed on the Nasdaq Capital Market.

In addition, following this offering, in order to maintain our listing on the Nasdaq Capital Market, we will be required to comply with certain rules of the Nasdaq Capital Market, including those regarding minimum shareholders’ equity, minimum share price, minimum market value of publicly held shares, and various additional requirements. Even if we initially meet the listing requirements and other applicable rules of the Nasdaq Capital Market, we may not be able to continue to satisfy these requirements and applicable rules. If we are unable to satisfy the Nasdaq Capital Market criteria for maintaining our listing, our securities could be subject to delisting.

If the Nasdaq Capital Market does not list our securities, or subsequently delists our securities from trading, we could face significant consequences, including:

●	a limited availability for market quotations for our securities;

●	reduced liquidity with respect to our securities;

●	a determination that our Class A Ordinary Share is a “penny stock,” which will require brokers trading in our Class A Ordinary Share to adhere to more stringent rules and possibly result in a reduced level of trading activity in the secondary trading market for our Class A Ordinary Share;

●	limited amount of news and analyst coverage; and

●	a decreased ability to issue additional securities or obtain additional financing in the future.

Anti-takeover provisions in our amended and restated memorandum and articles of association may discourage, delay, or prevent a change in control.

Some provisions of our amended and restated memorandum and articles of association, which will become effective on or before the completion of this offering, may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including, among other things, the following:

●	provisions that authorize our board of directors to issue shares with preferred, deferred or other special rights or restrictions without any further vote or action by our shareholders; and

●	provisions that restrict the ability of our shareholders to call meetings and to propose special matters for consideration at shareholder meetings.

Our board of directors may decline to register transfers of Ordinary Shares in certain circumstances.

Our board of directors may, in its sole discretion, decline to register any transfer of any Ordinary Share which is not fully paid up or on which we have a lien. Our directors may also decline to register any transfer of any share unless (i) the instrument of transfer is lodged with us, accompanied by the certificate for the shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer; (ii) the instrument of transfer is in respect of only one class of shares; (iii) the instrument of transfer is properly stamped, if required; (iv) in the case of a transfer to joint holders, the number of joint holders to whom the share is to be transferred does not exceed four; (v) the shares transferred are free of any lien in favor of us; or (vi) a fee of such maximum sum as the Nasdaq Capital Market may determine to be payable, or such lesser sum as our board of directors may from time to time require, is paid to us in respect thereof.

If our directors refuse to register a transfer they shall, within three months after the date on which the instrument of transfer was lodged, send to each of the transferor and the transferee notice of such refusal. The registration of transfers may, on 14 days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and the register closed at such times and for such periods as our board of directors may from time to time determine, provided, however, that the registration of transfers shall not be suspended nor the register closed for more than 30 days in any year.

This, however, is unlikely to affect market transactions of the Ordinary Shares purchased by investors in the public offering. Once the Ordinary Shares have been listed, the legal title to such Ordinary Shares and the registration details of those Ordinary Shares in the Company’s register of members will remain with DTC/Cede & Co. All market transactions with respect to those Ordinary Shares will then be carried out without the need for any kind of registration by the directors, as the market transactions will all be conducted through the DTC systems.

Because we are an “emerging growth company,” we may not be subject to requirements that other public companies are subject to, which could affect investor confidence in us and our Class A Ordinary Shares.

For as long as we remain an “emerging growth company,” as defined in the JOBS Act, we will elect to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies”, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of shareholder approval of any golden parachute payments not previously approved. Because of these lessened regulatory requirements, our shareholders would be left without information or rights available to shareholders of more mature companies. If some investors find our Class A Ordinary Shares less attractive as a result, there may be a less active trading market for our Class A Ordinary Shares and our share price may be more volatile. See “Implications of Our Being an ‘Emerging Growth Company.’”

The laws of the Cayman Islands may not provide our shareholders with benefits comparable to those provided to shareholders of corporations incorporated in the United States.

We are an exempted company incorporated under the laws of the Cayman Islands with limited liability. Our corporate affairs are governed by our amended and restated memorandum and articles of association, by the Companies Law (2020 Revision) of the Cayman Islands and by the common law of the Cayman Islands. The rights of shareholders to take action against our directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law in the Cayman Islands is derived in part from comparatively limited judicial precedent in the Cayman Islands and from English common law. Decisions of the Privy Council (which is the final Court of Appeal for British overseas territories such as the Cayman Islands) are binding on a court in the Cayman Islands. Decisions of the English courts, and particularly the Supreme Court and the Court of Appeal are generally of persuasive authority but are not binding in the courts of the Cayman Islands. Decisions of courts in other Commonwealth jurisdictions are similarly of persuasive but not binding authority. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the United States. In particular, the Cayman Islands has a less developed body of securities laws relative to the United States. Therefore, our public shareholders may have more difficulty protecting their interests in the face of actions by our management, directors or controlling shareholders than would shareholders of a corporation incorporated in a jurisdiction in the United States.

Shareholders of Cayman Islands exempted companies like us have no general rights under Cayman Islands law to inspect corporate records or to obtain copies of the register of members of these companies. Our directors have discretion under our articles of association to determine whether or not, and under what conditions, our corporate records may be inspected by our shareholders, but are not obliged to make them available to our shareholders. This may make it more difficult for you to obtain the information needed to establish any facts necessary for a shareholder motion or to solicit proxies from other shareholders in connection with a proxy contest.

As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by our management, members of the board of directors or controlling shareholders than they would as public shareholders of a company incorporated in the United States. For a discussion of significant differences between the provisions of the Companies Law of the Cayman Islands and the laws applicable to companies incorporated in the United States and their shareholders, see “Description of Share Capital — Differences in Corporate Law.”

You may be unable to present proposals before annual general meetings or extraordinary general meetings not called by shareholders.

Cayman Islands law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. These rights, however, may be provided in a company’s articles of association. Our articles of association allow our shareholders holding shares representing in aggregate not less than 10% of our voting share capital in issue, to requisition a general meeting of our shareholders, in which case our directors are obliged to call such meeting. Advance notice of at least 21 clear days is required for the convening of our annual general shareholders’ meeting and at least 14 clear days’ notice any other general meeting of our shareholders. A quorum required for a meeting of shareholders consists of at least one shareholder present or by proxy, representing not less than one-third of the total issued shares carrying the right to vote at a general meeting of the Company. For these purposes, “clear days” means that period excluding (a) the day when the notice is given or deemed to be given and (b) the day for which it is given or on which it is to take effect.

If we are classified as a passive foreign investment company, United States taxpayers who own our Class A Ordinary Shares may have adverse United States federal income tax consequences.

A non-U.S. corporation such as ourselves will be classified as a passive foreign investment company, which is known as a PFIC, for any taxable year if, for such year, either:

●	At least 75% of our gross income for the year is passive income; or

●	The average percentage of our assets (determined at the end of each quarter) during the taxable year which produce passive income or which are held for the production of passive income is at least 50%.

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business), and gains from the disposition of passive assets.

If we are determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. taxpayer who holds our Class A Ordinary Shares, the U.S. taxpayer may be subject to increased U.S. federal income tax liability and may be subject to additional reporting requirements.

Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our 2021 taxable year or for any subsequent year, more than 50% of our assets may be assets which produce passive income, in which case we would be deemed a PFIC, which could have adverse US federal income tax consequences for US taxpayers who are shareholders. We will make this determination following the end of any particular tax year.

Although the U.S. tax law with regards to VIEs is unclear, we treat Ouhai Art School and Chongwen Middle School as being owned by us for United States federal income tax purposes, not only because we exercise effective control over the operations of such entities but also because we are entitled to substantially all of their economic benefits, and, as a result, we consolidate their operating results in our consolidated financial statements (see “Corporate History and Structure”). Therefore, the income and assets of Ouhai Art School and Chongwen Middle School should be included in the determination of whether or not we are a PFIC in any taxable year. For purposes of the PFIC analysis, in general, a non-U.S. corporation is deemed to own its pro rata share of the gross income and assets of any entity in which it is considered to own at least 25% of the equity by value. It is important to emphasize that there is little to no guidance other than the statute itself (Internal Revenue Code Section 1297(c)) and analogous portions of the code, treasury regulations and other accepted authorities and as such it is possible for the IRS to challenge the argument that the look through rule would apply in this case, especially since the statute explicitly says “stock”.

The classification of certain of our income as active or passive, and certain of our assets as producing active or passive income, and hence whether we are or will become a PFIC, depends on the interpretation of certain United States Treasury Regulations as well as certain IRS guidance relating to the classification of assets as producing active or passive income. Such regulations and guidance are potentially subject to different interpretations. If due to different interpretations of such regulations and guidance the percentage of our passive income or the percentage of our assets treated as producing passive income increases, we may be a PFIC in one or more taxable years.

For a more detailed discussion of the application of the PFIC rules to us and the consequences to U.S. taxpayers if we were or are determined to be a PFIC, see “Material Income Tax Consideration—United States Federal Income Taxation—Passive Foreign Investment Company.”

Our pre-IPO shareholders will be able to sell their shares upon completion of this offering subject to restrictions under Rule 144 under the Securities Act.

2,410 of our Ordinary Shares are issued and outstanding before this offering. Our pre-IPO shareholders may be able to sell their Class A Ordinary Shares under Rule 144 after the completion of this offering. See “Shares Eligible for Future Sale” below. Because these shareholders have paid a lower price per Ordinary Share than participants in this offering, when they are able to sell their pre-IPO shares under Rule 144, they may be more willing to accept a lower sales price than the IPO price. This fact could impact the trading price of the Class A Ordinary Shares following the completion of the offering, to the detriment of participants in this offering. Under Rule 144, before our pre-IPO shareholders can sell their shares, in addition to meeting other requirements, they must meet the required holding period. We do not expect any of the Class A Ordinary Shares to be sold pursuant to Rule 144 during the pendency of this offering.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that reflect our current expectations and views of future events, all of which are subject to risks and uncertainties. Forward-looking statements give our current expectations or forecasts of future events. You can identify these statements by the fact that they do not relate strictly to historical or current facts. You can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions in this prospectus. These statements are likely to address our growth strategy, financial results and product and development programs. You must carefully consider any such statements and should understand that many factors could cause actual results to differ from our forward-looking statements. These factors may include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially. Factors that could cause actual results to differ from those discussed in the forward-looking statements include, but are not limited to:

●	assumptions about our future financial and operating results, including revenue, income, expenditures, cash balances, and other financial items;
●	our ability to execute our growth, and expansion, including our ability to meet our goals;
●	current and future economic and political conditions;
●	our capital requirements and our ability to raise any additional financing which we may require;
●	our ability to attract clients and further enhance our brand recognition;
●	our ability to hire and retain qualified management personnel and key employees in order to enable us to develop our business;
●	trends and competition in the education industry;
●	the impact of the outbreak of the coronavirus disease (“COVID-19”) and other pandemic or natural disaster; and
●	other assumptions described in this prospectus underlying or relating to any forward-looking statements.

We describe certain material risks, uncertainties and assumptions that could affect our business, including our financial condition and results of operations, under “Risk Factors.” We base our forward-looking statements on our management’s beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may, and are likely to, differ materially from what is expressed, implied or forecast by our forward-looking statements. Accordingly, you should be careful about relying on any forward-looking statements. Except as required under the federal securities laws, we do not have any intention or obligation to update publicly any forward-looking statements after the distribution of this prospectus, whether as a result of new information, future events, changes in assumptions, or otherwise.

Industry Data and Forecasts

This prospectus contains data related to the education industry in China. This industry data includes projections that are based on a number of assumptions which have been derived from industry and government sources which we believe to be reasonable. The education industry may not grow at the rate projected by industry data, or at all. The failure of the industry to grow as anticipated is likely to have a material adverse effect on our business and the market price of our Class A Ordinary Shares. In addition, the rapidly changing nature of the education industry subjects any projections or estimates relating to the growth prospects or future condition of our industry to significant uncertainties. Furthermore, if any one or more of the assumptions underlying the industry data turns out to be incorrect, actual results may, and are likely to, differ from the projections based on these assumptions.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Cayman Islands as an exempted company with limited liability. We incorporated under the laws of the Cayman Islands because of certain benefits associated with being a Cayman Islands company, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of foreign exchange control or currency restrictions and the availability of professional and support services. The Cayman Islands, however, has a less developed body of securities laws as compared to the United States and provides significantly less protection for investors than the United States. Additionally, Cayman Islands companies may not have standing to sue in the Federal courts of the United States.

Substantially all of our assets are located in the PRC. In addition, a majority of our directors and officers are nationals or residents of the PRC and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon us or these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed Cogency Global Inc. as our agent to receive service of process with respect to any action brought against us in the United States District Court for the Southern District of New York under the federal securities laws of the United States or of any state in the United States or any action brought against us in the Supreme Court of the State of New York in the County of New York under the securities laws of the State of New York.

Ogier, our counsel with respect to the laws of the Cayman Islands, and Zhong Lun, our counsel with respect to PRC law, have advised us that there is uncertainty as to whether the courts of the Cayman Islands or the PRC would (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in the Cayman Islands or the PRC against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Ogier has further advised us that there is currently no statutory enforcement or treaty between the United States and the Cayman Islands providing for enforcement of judgments. A judgment obtained in the United States, however, may be recognized and enforced in the courts of the Cayman Islands at common law, without any re-examination on the merits of the underlying dispute, by an action commenced on the foreign judgment debt in the Grand Court of the Cayman Islands, provided such judgment: (i) is given by a foreign court of competent jurisdiction; (ii) is final; (iii) is not in respect of taxes, a fine or a penalty; and (iv) was not obtained in a manner and is not of a kind the enforcement of which is contrary to natural justice or public policy of the Cayman Islands. Furthermore, it is uncertain that Cayman Islands courts would enforce: (1) judgments of U.S. courts obtained in actions against us or other persons that are predicated upon the civil liability provisions of the U.S. federal securities laws; or (2) original actions brought against us or other persons predicated upon the Securities Act. Ogier has informed us that there is uncertainty with regard to Cayman Islands law relating to whether a judgment obtained from the U.S. courts under civil liability provisions of the securities laws will be determined by the courts of the Cayman Islands as penal or punitive in nature.

Zhong Lun has further advised us that the recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedure Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity between China and the United States for the mutual recognition and enforcement of court judgments. Zhong Lun has further advised us that under PRC law, PRC courts will not enforce a foreign judgment against us or our officers and directors if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

USE OF PROCEEDS

Based upon an assumed initial public offering price of $[●] per Class A Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, we estimate that we will receive net proceeds from this offering, after deducting the estimated underwriting discounts and the estimated offering expenses payable by us, of approximately $[●] if the Underwriter does not exercise their over-allotment option, and $[●] if the Underwriter exercises their over-allotment option in full.

We plan to use the net proceeds we receive from this offering for the following purposes:

●	approximately 40% for acquisitions of tutorial centers for non-English foreign language for Gaokao, as well as overseas schools and tutorial centers;

●	Approximately 30% for research and development of the artificial intelligence online courses related to non-English foreign language for Gaokao, and the expansion of the operating center for non-English foreign language for Gaokao;

●	approximately 20% for acquisitions of tutorial centers for art and language training;

●	approximately 10% for the recruitment and retention of teachers and management personnel; and

●	The balance (if any) to fund working capital and for other general corporate purposes.

The foregoing represents our current intentions based upon our present plans and business conditions to use and allocate the net proceeds of this offering. Our management, however, will have significant flexibility and discretion to apply the net proceeds of this offering. If an unforeseen event occurs or business conditions change, we may use the proceeds of this offering differently than as described in this prospectus. To the extent that the net proceeds we receive from this offering are not immediately used for the above purposes, we intend to invest our net proceeds in short-term, interest-bearing bank deposits or debt instruments.

DIVIDEND POLICY

We intend to keep any future earnings to finance the expansion of our business, and we do not anticipate that any cash dividends will be paid in the foreseeable future.

Under the Cayman Islands law, a Cayman Islands company may pay a dividend on its shares out of either profit or share premium amount, provided that in no circumstances may a dividend be paid if this would result in the company being unable to pay its debts due in the ordinary course of business.

If we determine to pay dividends on any of our Class A Ordinary Shares in the future, as a holding company, we will be dependent on receipt of funds from our direct subsidiaries, Golden Sun Shanghai and Golden Sun Hong Kong.

Current PRC regulations permit our PRC subsidiaries to pay dividends to Golden Sun Shanghai and Golden Sun Hong Kong only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, each of our Affiliated Entities in China is required to set aside at least 10% of its after-tax profits each year, if any, to fund a statutory reserve until such reserve reaches 50% of its registered capital. Each of such entity in China is also required to further set aside a portion of its after-tax profits to fund the employee welfare fund, although the amount to be set aside, if any, is determined at the discretion of its board of directors. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation.

The PRC government also imposes controls on the conversion of RMB into foreign currencies and the remittance of currencies out of the PRC. Therefore, we may experience difficulties in complying with the administrative requirements necessary to obtain and remit foreign currency for the payment of dividends from our profits, if any. Furthermore, if our Affiliated Entities in the PRC incur debt on their own in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments. If we or our PRC subsidiaries are unable to receive all of the revenue from our operations, we may be unable to pay dividends on our Class A Ordinary Shares.

Cash dividends, if any, on our Class A Ordinary Shares will be paid in U.S. dollars. Golden Sun Hong Kong may be considered a non-resident enterprise for tax purposes, so that any dividends Golden Sun Wenzhou pays to Golden Sun Hong Kong may be regarded as China-sourced income and as a result may be subject to PRC withholding tax at a rate of up to 10%. See “Material Income Tax Consideration—People’s Republic of China Enterprise Taxation.”

In order for us to pay dividends to our shareholders, we will rely on payments made from Chongwen Middle School to Golden Sun Shanghai and from Ouhai Art School to Golden Sun Wenzhou pursuant to the VIE Agreements among them and from subsidiaries of Golden Sun Wenzhou to Golden Sun Wenzhou, and the distribution of such payments to Golden Sun Hong Kong and Golden Sun Cayman as dividends from our subsidiaries. If Chongwen Middle School or Ouhai Art School incurs debt on its own behalves in the future, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us.

Pursuant to the Arrangement between Mainland China and the Hong Kong Special Administrative Region for the Avoidance of Double Taxation and Tax Evasion on Income, or the Double Tax Avoidance Arrangement, the 10% withholding tax rate may be lowered to 5% if a Hong Kong resident enterprise owns no less than 25% of a PRC project. The 5% withholding tax rate, however, does not automatically apply and certain requirements must be satisfied, including without limitation that (a) the Hong Kong project must be the beneficial owner of the relevant dividends; and (b) the Hong Kong project must directly hold no less than 25% share ownership in the PRC project during the 12 consecutive months preceding its receipt of the dividends. In current practice, a Hong Kong project must obtain a tax resident certificate from the Hong Kong tax authority to apply for the 5% lower PRC withholding tax rate. As the Hong Kong tax authority will issue such a tax resident certificate on a case-by-case basis, we cannot assure you that we will be able to obtain the tax resident certificate from the relevant Hong Kong tax authority and enjoy the preferential withholding tax rate of 5% under the Double Taxation Arrangement with respect to any dividends paid by Golden Sun Wenzhou to its immediate holding company, Golden Sun Hong Kong. As of the date of this prospectus, we have not applied for the tax resident certificate from the relevant Hong Kong tax authority. Golden Sun Hong Kong intends to apply for the tax resident certificate if and when Golden Sun Wenzhou plans to declare and pay dividends to Golden Sun Hong Kong. See “Risk Factors—Risks Relating to Doing Business in the PRC—There are significant uncertainties under the EIT Law relating to the withholding tax liabilities of Golden Sun Wenzhou, and dividends payable by Golden Sun Wenzhou to our offshore subsidiaries may not qualify to enjoy certain treaty benefits.”

CAPITALIZATION

The following table sets forth our capitalization as of March 31, 2020:

●	on an actual basis; and

●	on an as adjusted basis to reflect the issuance and sale of the Class A Ordinary Shares by us in this offering at the assumed initial public offering price of $[●] per Class A Ordinary Share, which is the midpoint of the estimated initial public offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts, and the estimated offering expenses payable by us.

You should read this capitalization table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial and Operating Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and the related notes appearing elsewhere in this prospectus.

	March 31, 2020
	Actual	As adjusted (Over-allotment option not exercised)(1)	As adjusted (Over-allotment option exercised in full)(1)
	$	$	$
Cash	$1,607,874
Long-term bank loans	$1,219,099
Notes payable – long term	$3,592,138
Shareholders’ Equity:
Ordinary Shares, $1.00 par value, 50,000 Ordinary Shares authorized, 2,410 Ordinary Shares issued and outstanding, including 1,662.9 Class A Ordinary Shares and 747.1 Class B Ordinary Shares; [●] Ordinary Shares issued and outstanding, as adjusted
Class A ordinary shares	$1,663
Class B ordinary shares	747
Additional paid-in capital	$1,653,957
Statuary reserves	$868,889
Accumulated deficit	$(7,505,612)
Accumulated other comprehensive loss	$(1,004,065)
Total Shareholders’ Equity	$(5,984,421)
Total Capitalization	$(1,173,184)

(1)	Reflects the sale of Class A Ordinary Shares in this offering at an assumed initial public offering price of $[●] per share, and after deducting the estimated underwriting discounts, and estimated offering expenses payable by us. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price and other terms of this offering determined at pricing. Additional paid-in capital reflects the net proceeds we expect to receive, after deducting the underwriting discounts, and estimated offering expenses payable by us. We estimate that such net proceeds will be approximately $[●].

A $1.00 increase (decrease) in the assumed initial public offering price of $[●] per Class A Ordinary Share would increase (decrease) each of additional paid-in capital, total shareholders’ equity and total capitalization by $[●] million, assuming the number of Class A Ordinary Shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts, and estimated expenses payable by us.

DILUTION

If you invest in our Class A Ordinary Shares, your interest will be diluted for each Class A Ordinary Share you purchase to the extent of the difference between the initial public offering price per Class A Ordinary Share and our net tangible book value per Class A Ordinary Share after this offering. Dilution results from the fact that the initial public offering price per Class A Ordinary Share is substantially in excess of the net tangible book value per Class A Ordinary Share attributable to the existing shareholders for our presently outstanding Class A Ordinary Shares.

Our net tangible book value as of March 31, 2020, was deficit of $13.4 million, or $[●] per Class A Ordinary Share. Net tangible book value represents the amount of our total consolidated tangible assets, less the amount of our total consolidated liabilities. Dilution is determined by subtracting the net tangible book value per Class A Ordinary Share (as adjusted for the offering) from the initial public offering price per Class A Ordinary Share and after deducting the estimated underwriting discounts, and the estimated offering expenses payable by us.

After giving effect to our sale of [●] Class A Ordinary Shares offered in this offering based on the initial public offering price of $[●] per Class A Ordinary Share after deduction of the estimated underwriting discounts, and the estimated offering expenses payable by us, our as adjusted net tangible book value as of March 31, 2020, would have been $[●], or $[●] per outstanding Class A Ordinary Share. This represents an immediate increase in net tangible book value of $[●] per Class A Ordinary Share to the existing shareholders, and an immediate dilution in net tangible book value of $[●] per Class A Ordinary Share to investors purchasing Class A Ordinary Shares in this offering. The as adjusted information discussed above is illustrative only.

The following table illustrates such dilution:

	No Exercise of Over-Allotment Option	Full Exercise of Over-Allotment Option
Assumed Initial public offering price per Class A Ordinary Share	$	$
Net tangible book value per Ordinary Share as of March 31, 2020	$	$
As adjusted net tangible book value per Ordinary Share attributable to payments by new investors	$	$
Pro forma net tangible book value per Ordinary Share immediately after this offering	$	$
Amount of dilution in net tangible book value per Ordinary Share to new investors in the offering	$	$

The following tables summarize, on a pro forma as adjusted basis as of March 31, 2020, the differences between existing shareholders and the new investors with respect to the number of Class A Ordinary Shares purchased from us, the total consideration paid and the average price per Class A Ordinary Share before deducting the estimated underwriting discounts, and the estimated offering expenses payable by us.

	Class A Ordinary Shares purchased			Total consideration			Average price per Class A Ordinary
Over-allotment option not exercised	Number	Percent		Amount	Percent		Share

($ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

	Class A Ordinary Shares purchased			Total consideration			Average price per Class A Ordinary
Over-allotment option exercised in full	Number	Percent		Amount	Percent		Share

($ in thousands)
Existing shareholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

The pro forma as adjusted information as discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of our Class A Ordinary Shares and other terms of this offering determined at the pricing.

CORPORATE HISTORY AND STRUCTURE

Our Corporate History

Golden Sun Education Group Limited, or Golden Sun Cayman, was incorporated in the Cayman Islands on September 20, 2018.

Our principal executive office is located at Profit Huiyin Square North Building, Huashan 2088, Unit 1001, Xuhui District, Shanghai, PRC. Our telephone at this address is +86-0577-56765303. Our registered office in the Cayman Islands is located at the offices of Vistra (Cayman) Limited, P.O. Box 31119 Grand Pavilion, Hibiscus Way, 802 West Bay Road, Grand Cayman, KY1 – 1205 Cayman Islands, and the phone number of our registered office is +1-345-769 9372. We maintain a corporate website at http://www.jtyjyjt.com. The information contained in, or accessible from, our website or any other website does not constitute a part of this prospectus.

The SEC maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC using its EDGAR system.

Our Corporate Structure

The following diagram illustrates our corporate structure upon completion of this offering based on a proposed number of [●] Class A Ordinary Shares being offered, assuming no exercise of the over-allotment, and 1,410 Ordinary Shares, including 1,662.9 Class A Ordinary Shares and 747.1 Class B Ordinary Shares, outstanding as of the date of this prospectus.

For details of each shareholder’s ownership, please refer to the beneficial ownership table in the section captioned “Principal Shareholders.”

Our VIE Arrangements

Neither we nor our subsidiaries own any share in Ouhai Art School or Chongwen Middle School. Instead, we control and receive the economic benefits of the business operations of Ouhai Art School and Chongwen Middle School through a series of contractual arrangements (the “VIE Arrangements”).

As a result of our direct ownership in Golden Sun Wenzhou and Golden Sun Shanghai, as well as the VIE Arrangements, we are regarded as the primary beneficiary of our VIEs under U.S. GAAP. We have consolidated the financial results of our VIEs in our consolidated financial statements in accordance with U.S. GAAP.

Each of the agreements under the VIE Arrangements is described in detail below. For the complete text of these agreements, please see the copies filed as exhibits to the registration statement of which this prospectus forms a part.

Ouhai Art School

On March 1, 2019, Golden Sun Wenzhou, Ouhai Art School, and Xiulan Ye and Xueyuan Weng, the shareholders of Ouhai (“Ouhai Shareholders”) entered into these contractual arrangements (the “Ouhai Agreements”) for a term of 10 years with preferred renewal rights. The Ouhai Agreements are designed to provide Golden Sun Wenzhou with the power, rights, and obligations equivalent in all material respects to those it would possess as the person with exclusive rights to control the operations of Ouhai Art School, including the power to control Ouhai Art School and the rights to the assets, property, and revenue of Ouhai Art School.

In the opinion of Zhong Lun, our PRC counsel:

●	the ownership structures of Golden Sun Wenzhou and Ouhai Art School, both currently and immediately after giving effect to this offering, do not and will not contravene any PRC laws or regulations currently in effect; and

●	the Ouhai Agreements among Golden Sun Wenzhou, Ouhai Art School, and the Ouhai Shareholders governed by PRC laws are valid and binding upon each party to such arrangements and enforceable against each party thereto in accordance with their terms and applicable PRC laws and regulations currently in effect.

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for the operation of Ouhai Art School do not comply with PRC government restrictions on foreign investment in our business, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the VIE Arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Relating to Doing Business in the PRC—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us” for more details.

Exclusive Education Consulting and Services Agreement

Pursuant to the Exclusive Education Consulting and Services Agreement between Ouhai Art School and Golden Sun Wenzhou, Golden Sun Wenzhou (the “Exclusive Services Agreement”) provides Ouhai Art School with education consulting and other management services relating to its day-to-day business operations and management, on an exclusive basis, utilizing its advantages in technology, human resources, and information. For services rendered to Ouhai Art School by Golden Sun Wenzhou under the Exclusive Services Agreement, Golden Sun Wenzhou is entitled to collect a service fee equal to 100% of the net income of Ouhai Art School, which is Ouhai Art School’s earnings before tax after deducting relevant costs and reasonable expenses.

The Exclusive Services Agreement became effective on March 31, 2019 and will remain effective for 10 years unless otherwise terminated as required by laws or regulations, or by relevant governmental or regulatory authorities.

There is no provision in the Exclusive Services Agreement prohibiting related party transactions. Upon the establishment of the audit committee at the consummation of this offering, the Company’s audit committee will be required to review and approve in advance any related party transactions, including transactions involving Golden Sun Wenzhou or Ouhai Art School.

Business Operations Agreement

Under the Business Operations Agreement between Golden Sun Wenzhou and the Ouhai Shareholders, together holding 100% of the shares in Ouhai Art School, the Ouhai Shareholders agreed to comprehensively guarantee the performance of Ouhai Art School’s obligations, including making payments for outstanding payables. Under the terms of the Business Operations Agreement, without prior written consent by Golden Sun Wenzhou, Ouhai Art School is prohibited from: (1) borrowing any loans or debts from a third party, (2) selling or obtaining any assets or rights to or from a third party, (3) providing any guaranty in connection with any assets or intellectual property of a third party, and (4) transferring any rights and obligations of this agreement to a third party. Additionally, Golden Sun Wenzhou has the exclusive rights to hire and fire employees of Ouhai Art School, to manage Ouhai Art School’s operations, and to operate Ouhai Art School’s finance.

The Business Operations Agreement can be terminated unilaterally by Golden Sun Wenzhou after any of the Ouhai Agreements is terminated or expires, including, without limitation, the Exclusive Services Agreement.

In order to guarantee the performance of Ouhai Art School’s obligations under any contracts, including those under the Exclusive Services Agreement and provide Golden Sun Wenzhou control over Ouhai Art School, Ouhai Art School provided Golden Sun Wenzhou with the Pledge Guarantee Agreement for Accounts Receivables (as discussed below) based on its income from March 31, 2019 to February 28, 2028, including tuition and fees, accommodation fees and other income.

Pledge Guarantee Agreement for Accounts Receivables

In order to guarantee the performance of Ohai Art Schools’ obligations under the Exclusive Services Agreement (the “Guaranteed Performance”), Ouhai Art School, as pledgor, and Golden Sun Wenzhou, as pledgee entered into a Pledge Guarantee Agreement for Accounts Receivables. Under this agreement, Ouhai Art School agreed to pledge to Golden Sun Wenzhou all accounts receivables (including from tuition fees and other services) generated from the operations of Ouhai Art School from March 31, 2019 to February 28, 2028. A list of accounts receivables being pledged was registered with the People’s Bank of China Credit Reference Center, as required. Golden Sun Wenzhou may exercise its rights under this agreement if the Guaranteed Performance is not fulfilled. This pledge will not lapse until the Guaranteed Performance is fully performed.

Exclusive Option Agreement

Under the Exclusive Option Agreement, the Ouhai Shareholders, together holding 100% of the shares in Ouhai Art School, irrevocably granted Golden Sun Wenzhou (or its designee) an exclusive option to purchase, to the extent permitted under PRC law, once or at multiple times, at any time, part or all of their shares in Ouhai Art School or the assets of Ouhai Art School. The option price is determined by the evaluation process authorized by the official agency at the time of purchase and no less than the minimum amount to the extent permitted under PRC law.

Under the Exclusive Option Agreement, Golden Sun Wenzhou may at any time under any circumstances, purchase or have its designee purchase, at its discretion, to the extent permitted under PRC law, all or part of the Ouhai Shareholders’ shares in Ouhai Art School or the assets of Ouhai Art School. The Exclusive Option Agreement, together with the Pledge Guarantee Agreement for Accounts Receivables, the Exclusive Services Agreement, and the Shareholders’ Powers of Attorney, enable Golden Sun Wenzhou to exercise effective control over Ouhai Art School.

The Exclusive Option Agreement remains effective for 10 years, unless terminated earlier by either party pursuant to the agreement or extended by Golden Sun Wenzhou.

Shareholders’ Powers of Attorney

Under each of the Powers of Attorney, the Ouhai Shareholders authorized Golden Sun Wenzhou to act on their behalf as their exclusive agent and attorney with respect to all rights as shareholders, including but not limited to: (a) attending shareholders’ meetings; (b) exercising all the shareholder’s rights, including voting, that shareholders are entitled to under the laws of China and the Articles of Association, including but not limited to the sale or transfer or pledge or disposition of shares in part or in whole; and (c) designating and appointing on behalf of shareholders the legal representative, the executive director, supervisor, the chief executive officer, and other senior management members of Ouhai Art School.

The Powers of Attorney is irrevocable and continuously valid from the date of execution of the Powers of Attorney, so long as the Ouhai Shareholders are shareholders of Ouhai Art School.

Spousal Consent

The spouse of certain of Ouhai Shareholders agreed, via a spousal consent, to the execution of the “Transaction Documents” including: (a) Exclusive Option Agreement entered into with Golden Sun Wenzhou and Ouhai Art School; (b) Exclusive Education Consulting and Services Agreement entered into with Golden Sun Wenzhou; and (c) Powers of Attorney executed by the Ouhai Art School Shareholder, and the disposal of the shares of Ouhai Art School held by the Ouhai Art School Shareholder and registered in his or her name.

The spouse of certain of the Ouhai Shareholders further undertakes not to make any assertions in connection with the shares of Ouhai Art School which are held by the Ouhai Art School Shareholder. The spouse of the Ouhai Art School Shareholder confirms that the Ouhai Art School Shareholder can perform, amend, or terminate the Transaction Documents without his or her authorization or consent. He or she undertakes to execute all necessary documents and take all necessary actions to ensure appropriate performance of the agreements.

The spouse of certain of the Ouhai Shareholders also undertakes that if he or she obtains any share of Ouhai Art School which are held by the Ouhai Art School Shareholder for any reasons, he or she shall be bound by the Transaction Documents and comply with the obligations thereunder as a shareholder of Ouhai Art School. For this purpose, upon Golden Sun Wenzhou’s request, he or she shall sign a series of written documents in substantially the same format and content as the Transaction Documents and Exclusive Services Agreement (as amended from time to time).

Chongwen Middle School

On April 27, 2015, the Company, through its wholly-own subsidiary, Golden Sun Shanghai, entered into an entrustment agreement (“Entrustment Agreement”) with Chongwen Middle School and Xueyuan Weng for the period from September 1, 2015 to September 1, 2023, and may be renewed for an additional seven years if elected. Pursuant to the Entrustment Agreement, Golden Sun Shanghai has the exclusive right to control the operations of Chongwen Middle School, including making operational and financial decisions. In return, the Company is entitled to receive the residual return from Chongwen Middle School’s operation and at the same time to bear the risk of loss from the operation. The Chongwen Shareholders are not involved in the daily operations of Chongwen Middle School but instead receive a fixed amount of return on annual basis. Currently, the shareholders of Chongwen Middle School are Wenzhou City No. 25 Middle School, Dekai Ye, and Xueyuan Weng, and the board of advisors, as the Chongwen Middle School’s highest authority, is composed of five members, three of them were appointed by each three shareholders of Chongwen Middle School, the local education bureau appointed one director, and all employees of Chongwen Middle School appointed one director.

In order to ensure our effective control over Chongwen Middle School, as well as the continuous and stable development of Chongwen Middle School, improve the efficiency of Chongwen Middle School and decision-making, and ensure the rights and interests of faculty and staff, on June 28, 2020, Xueyuan Weng, Dekai Ye, and Min Wang (representative of all employees of Chongwen Middle School) signed a Concerted Action Agreement pursuant to which the parties agreed that: (1) Dekai Ye shall act in concert with Xueyuan Weng on matters that shall be discussed and approved by the board of advisors of Chongwen Middle School, such as recommending advisors to sit on the board, and proposals for resolutions; (2) without infringing on the rights and interests of faculty, Min Wang, representing all employees, shall act in concert with Xueyuan Weng on matters that shall be discussed and approved by the board of advisors. As support to Min Wang’s authority to represent all employees of Chongwen Middle School, the workers’ congress passed a resolution to authorize Min Wang to sign the Concerted Action Agreement on June 28, 2020.

In the opinion of Zhong Lun, our PRC counsel:

●	Chongwen Middle School is deemed a VIE of the Company based on the effective control of Golden Sun Shanghai over Chongwen Middle School;

●	the ownership structures of Golden Sun Shanghai and Chongwen Middle School, both currently and immediately after giving effect to this offering, do not and will not contravene any PRC laws or regulations currently in effect; and

●	the Entrustment Agreement is governed by PRC laws and is valid and binding upon each party to such agreement and enforceable against each party thereto in accordance with the terms and applicable PRC laws and regulations currently in effect

However, there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules. Accordingly, the PRC regulatory authorities may in the future take a view that is contrary to or otherwise different from the above opinion of our PRC counsel. It is uncertain whether any new PRC laws or regulations relating to VIE structures will be adopted or if adopted, what they would provide. If the PRC government finds that the agreements that establish the structure for the operation of Ouhai Art School or Chongwen Middle School do not comply with PRC government restrictions on foreign investment in our business, we could be subject to severe penalties including being prohibited from continuing operations. See “Risk Factors—Risks Relating to Our Corporate Structure—If the PRC government deems that the VIE Arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations” and “Risk Factors—Risks Relating to Doing Business in the PRC—Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protection available to you and us” for more details.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with the section headed “Selected Consolidated Financial and Operating Data” and our consolidated financial statements and the related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

We are engaged in the provision of education and management services in the People’s Republic of China (“PRC”). We offer private educational services in primary and secondary schools, tutorial foreign language education services and education and other management services. We generate revenues from the following primary sources: (i) primary and secondary education services and, (ii) tutorial services and other education management services.

We have experienced significant growth since we commenced business operations. Our total revenue increased by approximately 28% from approximately $11.9 million for the fiscal year ended September 30, 2018 (“fiscal year 2018”) to approximately $15.2 million for the fiscal year ended September 30, 2019 (“fiscal year 2019”). Our net income increased by approximately 61% from approximately $2.2 million in fiscal year 2018 to approximately $3.5 million in fiscal year 2019. Our primary and secondary schools revenue represented approximately 45% and 34% of total revenue in fiscal year 2019 and fiscal year 2018, respectively. Our primary and secondary school revenue significantly increased by approximately $2.7 million or 67% from $4.1 million in fiscal year 2018 to $6.8 million in fiscal year 2019.

For the six months ended March 31, 2020, our revenue decreased by approximately 8%, to approximately $7.2 million from $7.8 million for the same period of last year. For the six months ended March 31, 2020, our net income decreased by approximately 52% to approximately $0.9 million from $2.0 million for the same period of last year. The decrease in revenue and net income was primarily attributable to negative impact on our tutorial service revenue in the first half of the fiscal year ended September 30, 2020 (“fiscal year 2020”) due to restrictions on in-person tutorial sessions caused by the outbreak of COVID-19.

Factors Affecting Our Results of Operations

We believe the most significant factors that affect our business and results of operations include the following:

●	The number of students enrolled: the number of students enrolled is largely driven by the demand for the educational programs we offer, our reputation and brand recognition and our ability to improve the variety and quality of our courses offering. We are also seeking to offer a broader range of courses and use internet technology to improve students’ learning experience, in order to attract more students.

●	Pricing of tuition fee: our education service fee for primary and secondary schools is mainly affected by tuition policy set by local governments. Our fees for our tutorial services are primarily based on demand for our courses, the targeted market for our courses and fees charged by our competitors for the same or similar courses.

●	Our ability to manage our cost of revenues: our ability to manage cost of revenues directly affects our profitability. Our cost of revenues mainly consists of labor costs, which are compensation for our teachers and educational staff, student-related costs, depreciation expenses and lease payment for our schools and tutorial centers. We expect our cost of revenues to increase in absolute amounts as we continue to grow our business.

Because of the significant uncertainties surrounding the COVID-19 outbreak, the extent of the business disruption and the related financial impact due to any potential resurgence of COVID-19 cannot be reasonably estimated at this time.

Results of Operations

For the years ended September 30, 2019 and 2018

Revenue

We generate revenues from the following primary sources: (i) primary and secondary education services, (ii) tutorial services and (iii) other education management services. The following table sets forth the breakdown of our net revenue for the periods presented:

	For the years ended September 30,
	2019		2018		Amount	%
Revenue by type	Amount	% of total revenue	Amount	% of total revenue	Increase (Decrease)	Increase (Decrease)
Primary and secondary education service	$6,819,042	45%	$4,083,871	34%	$2,735,171	67%
Tutorial services	7,927,196	52%	7,696,499	65%	230,697	3%
Other education management services	419,615	3%	85,811	1%	333,804	389%
Total revenue	$15,165,853	100%	$11,866,181	100%	$3,299,672	28%

Revenue increased approximately by $3.3 million, or 28%, to approximately $15.2 million for the year ended September 30, 2019 from approximately $11.9 million for the year ended September 30, 2018. The significant increase in revenue was mainly contributed to an approximately $2.7 million increase in primary and secondary revenue in fiscal year 2019.

Primary and secondary education services

We offer primary and secondary educational service and charges tuition fees to our students in the PRC. In fiscal years 2019 and 2018, we operated and are still operating two schools, Chongwen Middle School and Ouhai Art School. Our tuition fees vary based on grade levels and are generally collected in advance prior to the beginning of each semester. We recognize primary and secondary education services revenue over the corresponding school semester.

Our primary and secondary education services revenue increased approximately by $2.7 million, or 67%, to approximately $6.8 million for the year ended September 30, 2019 from approximately $4.1 million for the year ended September 30, 2018. The increase in primary and secondary education services revenue was due to the increase in the number of students enrolled and higher annual tuition fees charged in fiscal year 2019. The total number of students enrolled in our schools increased from 1,742 for fiscal year 2018 to 2,004 students for fiscal year 2019. The average annual tuition per student for our primary and secondary education services increased by 45% from $2,344 per student in fiscal year 2018 to $3,403 per student in fiscal year 2019.

Tutorial services

We offer various off-campus foreign language tutoring programs. We recognize revenues from program fees collected for enrollment in the programs we offer at our tutoring centers, proportionally as we deliver the instruction over the period of the program. Program fees initially collected are recorded as deferred revenue until they are recognized as revenues over the period when services are performed, which typically lapses from 1 to 12 months.

Our tutorial services revenue was approximately $7.9 million in fiscal year 2019, increased by 3% from $7.7 million in fiscal year 2018, which was consistent with the fact that the number of students enrolled in our tutorial programs slightly increased by 1% from an aggregate of 7,452 students for fiscal year 2018 to an aggregate of 7,537 students for fiscal year 2019. In addition, our average tutorial program fees in fiscal year 2019 was $1,052 per student, increased by 2% from $1,033 per student in fiscal year 2018.

Other education management services

We offer other education management services, which are education management consulting services for academic management, or procurement services, primarily to our affiliated schools and kindergartens. Revenue is recognized when services are provided to our customers in an amount of consideration to which we are entitled in exchange for our services. The revenue is recognized over time, based on a straight-line basis over the school year, as customers simultaneously receive and consume the benefits of these services throughout the service period.

Our other education management services revenue increased approximately by $0.3 million to approximately $0.4 million for the year ended September 30, 2019 from approximately $0.1 million for the year ended September 30, 2018. The increase in other revenue was primarily due to increasing management service provided to our affiliated school and kindergartens.

Cost of Revenues

Our cost of revenue primarily consists of labor costs, which are compensation for our teachers and educational staff, student-related costs, depreciation expenses, utility and lease payment for our schools and companies.

Cost of revenue increased by approximately $1.5 million, or 28%, to approximately $7.1 million for the year ended September 30, 2019 from approximately $5.5 million for the year ended September 30, 2018. The higher cost of revenue in fiscal year 2019 was primarily due to the increased compensation to the teachers and education staff in fiscal year 2019. We expect our cost of revenue to increase in line with the increase in revenue, largely as a result of a planned increase in the number of teachers to support our growing business.

Gross profit

Gross profit increased by approximately $1.8 million, or 28%, to approximately $8.1 million for the year ended September 30, 2019 from approximately $6.4 million for the year ended September 30, 2018. Average gross profit margin was remained stable at 54% for both years ended September 30, 2019 and 2018.

Operating Expenses

	For the years ended
	September 30, 2019		September 30, 2018
	Amount	% of revenue	Amount	% of revenue	Amount Increase	% Increase
Selling expenses	$599,628	4%	$759,953	6%	$(160,325)	(21)%
General and administrative expenses	2,833,840	19%	2,549,826	21%	284,014	11%
Total	$3,433,468	23%	$3,309,779	28%	$123,689	4%

Operating expenses increased by approximately $0.1 million or 4% from approximately $3.3 million in fiscal year 2018 to approximately $3.4 million in fiscal year 2019. The increase in operating expenses was mainly due to a $0.3 million increase in general and administrative expenses in fiscal year 2019.

Selling expenses

Our selling expenses consist of advertisement expenses, online promotion expenses and recruiting related expenses.

Selling expenses decreased by approximately $0.2 million to approximately $0.6 million for the year ended September 30, 2019 as compared to approximately $0.8 million for the year ended September 30, 2018. The decrease in selling expenses was mainly due to less marketing and promotional activities in fiscal year 2019 as compared to fiscal year 2018.

General and administrative expenses

Our general and administrative expenses primarily consist of compensation and benefits of administrative staff, amortization and depreciation expenses related to property and equipment used in our general and administrative activities, professional services fees and office expenses.

General and administrative expenses increased by approximately $0.3 million, or 11%, to approximately $2.8 million for the year ended September 30, 2019 from approximately $2.5 million for the year ended September 30, 2018. As a percentage of revenues, general and administrative expenses represented approximately 19% and 21% of our total revenues for the year ended September 30, 2019 and 2018, respectively. The increase in general and administrative expenses was primarily attributable to increases in employee salary and additional professional and consulting fees incurred in fiscal year 2019.

Interest expense

Our net interest expense was $147,016 and $69,790 for fiscal year 2019 and 2018, respectively. As of September 30, 2019, and 2018, we had an aggregate of approximately $2.5 million and $0.7 million bank loan balances outstanding, respectively. The average interest rate was approximately 7.3% and 8.2% for the years ended September 30, 2019 and 2018, respectively.

Income before income taxes

Our income before income taxes was approximately $4.6 million for the year ended September 30, 2019, an increase of approximately $1.5 million as compared to approximately $3.0 million for the year ended September 30, 2018. The increase was primarily attributable to our increased primary and secondary education services revenue in fiscal year 2019.

Provision for income taxes

Our provision for income taxes was approximately $1.1 million for the year ended September 30, 2019, an increase of $0.2 million from approximately $0.9 million for the year ended September 30, 2018. The increased income tax provision was in line with increased taxable income in fiscal year 2019. Our effective income tax rate was 23.5% and 28.6% for the fiscal year 2019 and 2018, respectively.

Under the Enterprise Income Tax (“EIT”) Law of the PRC, domestic enterprises and Foreign Invested Enterprises (“FIEs”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. According to the Law on the Promotion of Private Education (“2016 Private Education Law”) effective as of September 1, 2017, private schools may enjoy preferential tax treatment, and will be entitled to similar tax benefits as public schools. Yangfushan Tutorial is entitled to a preferential rate of 10% as qualified as “small-scaled minimal profit enterprise.” Our other VIEs and PRC subsidiaries are subject to a statutory 25% income tax rate.

Net income

Our net income was approximately $3.5 million for the year ended September 30, 2019, an increase of approximately $1.3 million from approximately $2.2 million for the year ended September 30, 2018. The increase in net income was primarily due to higher amount of revenue in fiscal year 2019 as discussed above under Revenue and Gross Profit.

For the six months ended March 31, 2020 and 2019

Impact of COVID-19

Beginning in late 2019, an outbreak of a novel strain of coronavirus (COVID-19) first emerged in China and has spread globally. In March 2020, the World Health Organization (“WHO”) declared the COVID-19 as a pandemic. Governments in affected countries are imposing travel bans, quarantines and other emergency public health measures, which have caused material disruption to businesses globally resulting in an economic slowdown. These measures, though intended to be temporary in nature, may continue and increase depending on developments in the COVID-19 outbreak or any reoccurrence of an outbreak.

Zhejiang Province, where we conduct a substantial part of our business, was heavily impacted by COVID-19. We followed the recommendations of local health authorities to minimize exposure risk for our schools and tutorial centers, including the postponement of commencement of new semester, temporary closure of our tutorial centers and suspension of other office activities, and conducting remote teaching. Our in-person classes did not resume until April 2020.

Nevertheless, the COVID-19 outbreak did not have significant impact on our results of operations and financial conditions for our primary and secondary schools, because we provided remote education to those students. The COVID-19 outbreak had however a significant negative impact on our tutorial services for the six months ended March 31, 2020. Revenue from our tutorial program decreased by 16%, or approximately $0.6 million, from $3.9 million in the first half of fiscal year 2019 to $3.3 million in the period of fiscal 2020, due to the closure of tutoring classes as a result of restrictions on in-person sessions caused by COVID-19 for the period from January 2020 to May 2020.

The full extent to which the COVID-19 outbreak in China impacts our financial condition and results of operations for our fiscal year ending September 30, 2021 is uncertain and will depend on future developments that currently cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions necessary to contain the COVID-19 outbreak or treat its impact, the disruption to the general business activities of China and the impact on the economic growth and business of our production facility and distributors for the foreseeable future, among others.

In light of this uncertainty, we are closely monitoring the development of the COVID-19 pandemic and will plan to continually assess its potential impact to our business. We have observed a decrease in net income of approximately $1.0 million for the six months ended March 31, 2020 compared to the same period of fiscal year 2019. However, we expect our net income for the fiscal year ended September 30, 2020 to remain at the same level as the previous fiscal year.

Revenue

We generate revenues from the following main sources: (i) primary and secondary education services, (ii) tutorial service and (iii) other education management service. The following table sets forth the breakdown of our revenue for the periods presented:

	For the six months ended
	March 31, 2020		March 31, 2019		Amount	%
Revenue by type	Amount	% of total revenue	Amount	% of total revenue	Increase (Decrease)	Increase (Decrease)
Primary and secondary schools education services	$3,596,236	50%	$3,749,682	48%	$(153,446)	(4)%
Tutorial services	3,287,874	46%	3,907,910	50%	(620,036)	(16)%
Other education management services	308,879	4%	137,991	2%	170,888	124%
Total revenue	$7,192,989	100%	$7,795,583	100%	$(602,594)	(8)%

Revenue decreased approximately $0.6 million, or 8%, to approximately $7.2 million for the six months ended March 31, 2020 from approximately $7.8 million for the six months ended March 31, 2019. The decrease in revenue was mainly due to an approximately $0.6 million decrease in tutorial service revenue for the six months ended March 31, 2020.

Primary and secondary education services

Primary and secondary schools education revenue decreased approximately $0.2 million or 4% to approximately $3.6 million for the six months ended March 31, 2020 from approximately $3.7 million for the six months ended March 31, 2019. The decrease in primary and secondary schools revenue was due to lower tuition fees charged because of COVID-19 in the six months ended March 31, 2020. The total number of students enrolled in education services of our schools increased from 1,464 for the six months ended March 31, 2019 to 1,540 students for the six months ended March 31, 2020. The average fee per student for primary and secondary schools revenue decreased by 9% from $2,561 per student for the six months ended March 31, 2019 to $2,335 per student in the six months ended March 31, 2020. With remote learning in effect mandated by the COVID-19 lockdown and no students staying on campus and consuming meals, we received less boarding and meal revenue from February to April 2020.

Tutorial services

Our tutorial services revenue decreased approximately $0.6 million, or 16%, to approximately $3.3 million for the six months ended March 31, 2020 from approximately $3.9 million for the six months ended March 31, 2019. The COVID-19 outbreak had a significant negative impact on our tutorial services for the six months ended March 31, 2020, due to restrictions on in-person sessions as a consequence of COVID-19, which significantly reduced the class sessions offered to our students. Although our total registered number of student enrollment in tutorial programs increased by 1,282 from an aggregate of 4,508 students for the six months ended March 31, 2019 to an aggregate of 5,790 students for the six months ended March 31, 2020. Our average fee per student decreased by $299 from $867 per student for the six months ended March 31, 2019 to $568 per student for the six months ended March 31, 2020, as a result of less in-person class sessions as a consequence of COVID-19.

Other education management services

Our other education management services revenue increased approximately $0.2 million, or 124%, to approximately $0.3 million for the six months ended March 31, 2020 from approximately $0.1 million for the six months ended March 31, 2019. The increase was due to increase in our management consulting services offered to our affiliated schools and kindergartens.

Cost of Revenues

Cost of revenues increased by approximately $0.3 million, or 9%, to approximately $3.9 million for the six months ended March 31, 2020 from approximately $3.6 million for the six months ended March 31, 2019. The higher cost of revenue for the six months ended March 31, 2020 was primarily due to an approximately $0.1 million increase in rental expense related to Yangshushan Tutorial school moving to a new campus and increased compensation to our teachers and staff. We expect our cost of revenue to increase in line with the increase in revenue, largely as a result of a planned increase to expand our campus and recruit teachers to support our growing business.

Gross profit

Gross profit decreased by approximately $0.9 million, or 22%, to approximately $3.3 million for the six months ended March 31, 2020 from approximately $4.2 million for the six months ended March 31, 2019. Overall gross profit margin was approximately 46% for the six months ended March 31, 2020, as compared to approximately 54% for the six months ended March 31, 2019. The decreased gross profit and average gross margin in the first half of fiscal 2020 was primarily due to a decrease in revenue from tutorial service and the increasing compensation to our teachers and staff as well as the increasing rental expense due to the expansion of our training centers.

Operating Expenses

	For the six months ended
	March 31, 2020		March 31, 2019
	Amount	% of revenue	Amount	% of revenue	Amount Increase	% Increase
Selling expenses	$186,828	3%	$314,635	4%	$(127,807)	(41)%
General and administrative expenses	1,604,238	22%	1,293,415	17%	310,823	24%
Total	$1,791,066	25%	$1,608,050	21%	$183,016	11%

Operating expenses increased by approximately $0.2 million or 11% from approximately $1.6 million in the six months ended March 31, 2019 to approximately $1.8 million in the six months ended March 31, 2020. The increase in operating expenses was mainly due to approximately $0.3 million increase in general and administrative expenses in the six months ended March 31, 2020.

Selling expenses

Selling expenses decreased by approximately $0.1 million to approximately $0.2 million for the six months ended March 31, 2020 as compared to approximately $0.3 million for the six months ended March 31, 2019. The decrease in selling expenses was mainly due to less marketing and promotional activities in for the six months ended March 31, 2020 as compared to the same period of last year.

General and administrative expenses

General and administrative expenses increased by approximately $0.3 million, or 24%, to approximately $1.6 million for the six months ended March 31, 2020 from approximately $1.3 million in the same period of last year. As a percentage of revenues, general and administrative expenses represented approximately 22% and 17% of our total revenues for the six months ended March 31, 2020 and 2019, respectively. The increase of general and administrative expenses was primarily attributable to increased employee salary and benefit and additional operational cost related to COVID-19 incurred for the six months ended March 31, 2020 as compared to the same period of last year.

Interest expense

Our net interest expense was approximately $0.3 million and $0.1 million for the six months ended March 31, 2020 and 2019, respectively. As of March 31, 2020 and 2019, we had an aggregate of approximately $3.1 million and $1.6 million bank loan balances outstanding, respectively, and we paid 8% interest on a note payable with balance of $3.9 million as of March 31, 2020. The average interest rate was approximately 7.0% and 8.0% for the six months ended March 31, 2020 and 2019 for the bank loans, respectively. For the six months ended March 31, 2020, we also recorded interest expense of approximately $0.2 million on note payable.

Income before income taxes

Income before income tax was approximately $1.2 million and $2.6 million for the six months ended March 31, 2020 and 2019, respectively. The decrease of approximately $1.4 million was primarily attributable to lower revenue, lower gross profits and more expenses incurred during six months ended March 31, 2020 as stated above.

Provision for income taxes

Income tax provision was $0.3 million and $0.6 million for the six months ended March 31, 2020 and 2019, respectively. The decreased income tax provision was in line with decreased taxable income in the six months ended March 31, 2020.

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. According to the Law on the Promotion of Private Education (“2016 Private Education Law”) effective as of September 1, 2017, private schools may enjoy preferential tax treatment, and will be entitled to similar tax benefits as public schools. Our VIEs and subsidiaries are subject to statutory 25% income tax rate. Yangfushan Tutorial is entitled to preferential rate of 10% as a qualified as “small-scaled minimal profit enterprise.”. Our other VIEs and PRC subsidiaries are subject to statutory 25% income tax rate.

Net income

Our net income was approximately $0.9 million for the six months ended March 31, 2020, representing a decrease of approximately $1.0 million from net income of approximately $2.0 million for the six months ended March 31, 2019. The decrease was primarily due to lower revenue and gross profit ended March 31, 2020 as compared to the six months ended March 31, 2019.

Liquidity and Capital Resources

Our net interest expense was approximately $0.3 million and $0.1 million for the six months ended March 31, 2020 and 2019, respectively. As of March 31, 2020 and 2019, we had an aggregate of approximately $3.1 million and $1.6 million bank loan balances outstanding, respectively, and we paid 8% interest on a note payable with balance of $3.9 million as of March 31,2020. The average interest rate was approximately 7.0% and 8.0% for the six months ended March 31, 2020 and 2019 for the bank loans, respectively. For the six months ended March 31, 2020 and 2019, we also recorded interest expense of approximately $0.2 million on note payable.

Income before income taxes

Income before income tax was approximately $1.2 million and $2.6 million for the six months ended March 31, 2020 and 2019, respectively. The decrease of approximately $1.4 million was primarily attributable to lower revenue, lower gross profits and more expenses incurred during six months ended March 31, 2020 as stated above.

All of our operations are conducted in China and all of our revenues, expenses, and cash are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars. As of March 31, 2020, approximately $1.6 million cash was fully held in mainland PRC.

Golden Sun Cayman is a holding company with no material operations of its own. We conduct our operations through our subsidiaries and VIEs in China. As a result, our ability to pay dividends depends upon dividends paid by our subsidiary. Our subsidiaries in China are permitted to pay dividends to us only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our subsidiaries are required to set aside at least 10% of its after-tax profits each year based on PRC accounting standards, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. The statutory reserve funds are not distributable as cash dividends. Remittance of dividends by our subsidiary out of China is subject to approval by the banks designated by SAFE. Our subsidiaries have not paid dividends and will not be able to pay dividends until it generates accumulated profits and meet the requirements for statutory reserve funds. In addition, we would need to accrue and pay withholding taxes if we were to distribute funds from our subsidiaries in China to us. We do not intend to repatriate such funds in the foreseeable future, as we plan to use existing cash balance in PRC for general corporate purposes.

Cash flows

For the years ended September 30, 2019 and 2018

The following table sets forth a summary of our cash flows for the years indicated:

	For the years ended
	September 30, 2019	September 30, 2018
Net cash provided by operating activities	$6,805,694	$3,892,212
Net cash used in investing activities	(592,548)	(620,605)
Net cash used in financing activities	(4,040,189)	(2,635,277)
Effect of exchange rate changes on cash	(120,604)	(50,187)
Net increase (decrease) in cash	2,052,353	586,143

Operating Activities

Net cash provided by operating activities was approximately $6.8 million for the year ended September 30, 2019, compared to net cash provided by operating activities of approximately $3.9 million for the year ended September 30, 2018. Net cash provided by operating activities for the year ended September 30, 2019 mainly consisted of approximately $3.5 million of net income, adjustments of $0.9 million non-cash items, an increase of approximately $1.3 million in deferred revenue due to more fees collected from the increasing number of students enrolled in our primary and secondary schools and an increase of $1.1 million tax payable due to higher taxable income.

Net cash provided by operating activities for the year ended September 30, 2018 mainly consisted of approximately $2.2 million of net income, adjustments of $0.6 million non-cash items, and an increase of $1.2 million tax payable due to higher taxable income.

Investing Activities

Net cash used in investing activities was approximately $0.6 million for both years ended September 30, 2019 and 2018 to purchase of property and equipment used in school operation.

Financing Activities

Net cash used in financing activities was approximately $4.0 million for the year ended September 30, 2019, primarily including repayment of due to related party of $5.1 million and repayment of note payable of $0.9 million, offset by the net proceeds from bank loans of approximately $1.9 million.

Net cash used in financing activities was approximately $2.6 million for the year ended September 30, 2018, primarily including repayment of due to related party approximately $2.0 million and repayment of note payable of $0.8 million.

Capital Expenditures

Our capital expenditures consist primarily of additions to fixed assets as a result of our business growth. Our capital expenditures amounted to approximately $0.6 million for the years ended September 30, 2019 and 2018, respectively.

Cash flows

For the six months ended March 31, 2020 and 2019

The following table sets forth a summary of our cash flows for the periods indicated:

	For the six months ended
	March 31, 2020	March 31, 2019
Net cash provided by (used in) operating activities	$(1,934,500)	$2,184,830
Net cash provided by (used in) investing activities	(879,617)	(265,465)
Net cash used in financing activities	1,273,911	(851,165)
Effect of exchange rate changes on cash and cash equivalent	38,429	43,658
Net increase (decrease) in cash and cash equivalent	(1,501,777)	1,111,858

Operating Activities

Net cash used in operating activities was approximately $1.9 million for the six months ended March 31, 2020, compared to net cash provided by operating activities of approximately $2.2 million for the six months ended March 31, 2019. Net cash used in operating activities for the six months ended March 31, 2020 mainly consisted of approximately $0.9 million of net income, adjustments of $0.3 million non-cash items, a decrease of approximately $2.7 million in deferred revenue due to the fact that the COVID-19 restricted our ability to offer in-person tutorial sessions to students therefore we collected less tutorial fees from our students enrolled in our tutorial programs and an increase of $0.6 million prepayments to third parties in a short term.

Net cash provided by operating activities was approximately $2.2 million for the six months ended March 31, 2019, mainly consisting of approximately $2.0 million of net income, adjustments of $0.4 million non-cash items, an increase of $0.6 million in taxes payables with increased taxable income, offset by an increase of $0.5 million prepayments and other assets resulting from more purchase and security deposits, and a decrease of approximately $0.5 million in deferred revenue because the related deferred revenue was recognized as revenue as service offered.

Investing Activities

Net cash used in investing activities was approximately $0.9 million for the six months ended March 31, 2020, mainly consisted of approximately $0.8 million to purchase of property and equipment used in school operation

Net cash used in investing activities was approximately $0.3 million for the six months ended March 31, 2019, mainly consisted of approximately $0.3 million to purchase of property and equipment used in school operation

Financing Activities

Net cash provided by financing activities was approximately $1.3 million for the six months ended March 31, 2020, including proceeds from related party of approximately $1.0 million, proceeds from bank loans of approximately $0.7 million and a repayment of note payable of $0.3 million.

Net cash used in financing activities was approximately $0.9 million for the six months ended March 31, 2019, including repayment of related parties approximately $1.7 million, offset by approximately $0.8 million net proceeds from bank loans.

Capital Expenditures

Our capital expenditures consist primarily of additions to fixed assets as a result of our business growth. Our capital expenditures amounted to approximately $0.9 million and $0.3 million for the six months ended March 31, 2020 and 2019, respectively.

Contractual Obligations

We had various outstanding bank loans of approximately $3.1 million as of March 31, 2020. We have also entered into non-cancellable operating lease agreements for an office and operating facility. The leases are expiring through 2029.

The following table sets forth our contractual obligations and commercial commitments as of March 31, 2020:

	Payment Due by Period
	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 Years
Operating lease arrangements	$6,594,998	$1,724,352	$2,747,609	$1,242,346	$880,691
Construction in progress payable	2,021,143	967,013	873,484	180,646
Bank loans	3,116,887	1,897,788	1,219,099	-	-
Long term accounts payable	3,945,632	353,494	620,090	1,346,935	1,625,113
Capital injection	9,876,961	-	-	-	9,876,961
Total	$25,555,621	$4,942,647	$5,460,282	$2,769,927	$12,382,765

Off-balance Sheet Commitments and Arrangements

Except for the capital injection obligation mentioned above, there were no off-balance sheet arrangements for the six months ended March 31, 2020 and 2019 and for the years ended September 30, 2019 and 2018, that have or that in the opinion of management are likely to have, a current or future material effect on our financial condition or results of operations.

Related Party Transactions

Due to related party

Due to related party in the amount of $2,015,675, $1,013,599 and $6,146,849 as of March 31, 2020, September 30, 2019 and 2018, respectively, represented the balance of the funds advanced by the controlling shareholder of the Company for working capital purpose. These balances were unsecured, non-interest bearing and due upon demand.

Accounts receivable-related party

The balance of $159,442 account receivable from related parties as of March 31, 2020 represented amounts due from educational management services provided to several kindergartens owned by the principal shareholder of the Company. The entire balance of these accounts received have been fully collected in June 2020. The balance was nil for the years ended September 30, 2019 and 2018.

Revenue earned from related parties

For the six months ended March 31, 2020 and 2019, the Company provided certain educational management service to certain kindergartens owned by Mr. Weng and earned other revenue of $166,136 and $89,546, respectively. For the year ended September 30, 2019, the Company provided educational management consulting services to certain kindergartens owned by Mr. Weng and earned revenue in the amount of $275,966 from related parties. There was no such revenue earned for the year ended September 30, 2018.

Guarantee provided to a related party

On September 26, 2019, Xianjin signed an agreement with Shanghai Pudong Development Bank to provide guarantee for a related party’s borrowing of $1,092,774 for a period from September 26, 2019 to September 26, 2022. The related party is owned by Mr. Weng, who, in turn, further personally indemnifies the Company against any potential losses caused by the above guaranty. As of March 31, 2020 and September 30, 2019, the Company did not record any guarantee liability since there was no indications of default by the related party and Mr. Weng’s indemnity.

Guarantee provided by related parties

Two related parties of the Company guaranteed the repayment of the Company’s short-term and long-term loan of approximately $3.1 million, $2.5 million and $0.7 million as of March 31, 2020, September 30, 2019 and 2018, respectively.

Impact of Inflation

We do not believe the impact of inflation on our Company is material. Our operations are in China and China’s inflation rates have been relatively stable in the last two years: approximately 2.1% in 2018 and approximately 1.6% in 2019.

Critical Accounting Policies

We prepare our consolidated financial statements in conformity with U.S. GAAP, which requires us to make judgments, estimates and assumptions that affect our reported amount of assets, liabilities, revenue, costs and expenses, and any related disclosures. Although there were no material changes made to the accounting estimates and assumptions in the past two years, we continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from our expectations as a result of changes in our estimates.

We believe that the following accounting policies involve a higher degree of judgment and complexity in their application and require us to make significant accounting estimates. Accordingly, these are the policies we believe are the most critical to understanding and evaluating our consolidated financial condition and results of operations.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to useful lives of property and equipment and intangible assets, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition and advances from customers, valuation of prepayments and other assets and realization of deferred tax assets. Actual results could differ from those estimates.

Revenue recognition

The Company generates revenues primarily from tuitions fees and other fees collected from services provided. Revenue is recognized when the price is fixed or determinable, persuasive evidence of the arrangement exists, the service is performed or the product is delivered and collectability of the resulting receivable is reasonably assured

The Company has adopted ASC 606, “Revenue from Contracts with Customers” and all subsequent ASUs that modified ASC 606, using the modified retrospective approach for the year ended September 30, 2019 and has elected to apply it retrospectively for the year ended September 30, 2018. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company currently generated its revenue from the following main sources:

Primary and secondary schools revenue

The Company offers primary and secondary schools curriculum educational service, which provides full time curricula and coursework to students. The Company also offers accommodations, other ancillary school activities, tutorial materials and meal catering services for participating students. Tuition fees are generally collected before the beginning of each school year.

Each contract with a student in respect of the educational programs contains multiple performance obligations consisting of the provision of the curriculum education services, accommodations and meal catering services, as well as other ancillary school activities, if applicable, (collectively as “educational services”). These performance obligations are distinct in the context of the contract. The consideration expected to be received is allocated at contract inception among the performance obligations based on their stand-alone selling prices. Revenue attributable to educational services is recognized over time, based on a straight-line basis over the school year, as students simultaneously receive and consume the benefits of these services throughout the service period.

The tuition fees are generally collected in advance are initially recorded as deferred revenue. There are no variable considerations in the contracts with customers, except that the Company approves certain refunds to student who decides to withdraw. The Company generally offers refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the contract. The refund is equal to and limited to the amount related to the undelivered classes. The Company estimates and records refund liability for the potion the Company does not expect to be entitled based on historical refund ratio on a portfolio basis using the most likely amount method.

Tutorial service revenue

The Company offers various off-campus small-group foreign language tutoring programs. Each contract of tutorial service programs represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation, which is satisfied proportionately based on a straight-line basis over the program term as students simultaneously receive and consume the benefits of these services throughout the program term. The Company is the principal in providing tutorial services as it controls such services before the services are transferred to the customer. The program fees are generally collected in advance and are initially recorded as deferred revenue. Generally, the Company approves refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the contract. The refund is equal to and limited to the amount related to the undelivered classes. The Company estimates and records refund liability for the potion the Company does not expect to be entitled based on historical refund ratio on a portfolio basis using the most likely amount method.

Other revenues

The Company also provides education and management services to schools and kindergartens, including but not limited to branding, academic management, basic education resources, human resources, procurement and logistics management services. The promised services in each education and management service contract are combined and accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The revenue is recognized on a straight-line basis over the period of the education and management service, as customers simultaneously receive and consume the benefits of these services throughout the service period.

Practical expedient

As a practical expedient, the Company elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. The Company has applied the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, the Company elects the portfolio approach in applying the new revenue guidance.

Contract balance

Contract liabilities are presented as deferred revenue in the consolidated balance sheets, which represents service fee payment received from students in advance of completion of performance obligations under a contract. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. Substantially all of which was recognized as revenue during the Company’s following fiscal year.

Refund liability

Refund liability mainly relates to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method.

Cost of revenues

Cost of revenues mainly consists of salaries to instructors and tutors, rental expenses for office space and learning centers, depreciation and amortization of properties and equipment and teaching materials used in the provision of educational services.

Income taxes

In China, the Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended March 31, 2020 and for the years ended September 30, 2019 and 2018. All of the tax returns of the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	For the six months ended March 31, 2020	For the six months ended March 31, 2019	For the years ended September 30, 2019	For the years ended September 30, 2018
Balance sheet items, except for equity accounts	US$1=RMB 7.0872	US$1=RMB 6.7114	US$1=RMB 7.1378	US$1=RMB 6.8681
Items in the statements of income and cash flows	US$1=RMB 7.0126	US$1=RMB 6.8306	US$1=RMB 6.8279	US$1=RMB 6.5359

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company not using US$ as its functional currency.

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company has two operating segments: (i) primary and secondary schools services; (ii) tutorial and other services. The Company’s CODM, who has been identified as the Chief Executive Officer (“CEO”), evaluates performance based on the operating segment’s revenue and their operating results. The Company’s CEO does not review the financial position by operating segments, thus no total assets or liabilities of each operating segment are separately reported. As the Company’s long-lived assets are all located in the PRC and substantially all of the Company’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the company’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Company will adopt this guidance effective October 1, 2022. The Company is evaluating the impact on its consolidated financial statements.

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments - Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning after December 15, 2020. The ASU requires a modified retrospective adoption method. The Company is still evaluating the impact of adoption on its financial statements and disclosures.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, which is fiscal 2021 for us, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on the Company’s financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

INDUSTRY

All the information and data presented in this section have been derived from the industry report of Frost & Sullivan International Limited (“Frost & Sullivan”) commissioned by us in July 2020 entitled “Independent Market Study on China’s Premium Private Primary and Secondary Education, Non-English foreign Language Training and Zhongkao, Gaokao Training Market Study” (the “Industry Report”) unless otherwise noted. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion contains projections for future growth, which may not occur at the rates that are projected or at all.

Education Industry in China

All information and data presented in this section has been derived from the Frost & Sullivan Report. Frost & Sullivan has advised us that the statistical and graphical information contained herein is drawn from its database and other sources. The following discussion includes projections for future growth, which may not occur at the rates that are projected or at all.

ANALYSIS OF CHINA’S PREMIUM PRIVATE PRIMARY AND SECONDARY EDUCATION MARKET

China’s mass education system includes formal and informal education. Formal education is designed and delivered based on the predetermined teaching program of administrative authorities on education. After graduation, students will be granted official certificates/diplomas. Primarily, informal education is comprised of training for hobbies and interests, after-school education for academic subjects, language training, vocational training and higher informal education.

Market Size of China’s Premium Private Primary and Secondary Education Market

Premium private primary and secondary schools refer to private schools whose annual tuition fee is higher than the average per student public fiscal budget on education in each province. The standard for each province is very different considering the economic development and the fiscal budget of the province.

The total revenue of premium private primary and secondary education grows at a faster compound annual growth rate (“CAGR”) of 18.2% from 2015 to 2019 comparing with the overall private primary and secondary education, which was 9.4% during the same period. The market is expected to keep growing at a high CAGR in the coming years from 2019 to 2024, driven by the increasing income of Chinese households and their increasing expectation for quality of education.

Total Revenue of Premium Private Primary and Secondary Education (China), 2015 – 2024E

Source: Frost & Sullivan

The number of student enrollments in premium private primary and secondary schools accounts for around 20% of the total student enrollment in private primary and secondary schools in China. From 2015 to 2019, the number of students enrolled in premium private primary and secondary schools increased from 2.6 million to 3.9 million, representing a CAGR of approximately 10.7%. High school is the fastest growing segment with a CAGR of approximately 12.9%.

Total Number of Student Enrolments of Premium Private Primary and Secondary Education (China), 2015 – 2024E

Source: Frost & Sullivan

Market Size of Yangtze River Delta’s Premium Private Primary and Secondary Education Market

The average annual tuition fee of premium private education in Yangtze River Delta, which includes Shanghai, Zhejiang and Jiangsu, is within the range of RMB20,000-100,000.

The total revenue of premium private primary and secondary education in the region grew from RMB9.0 billion in 2014 to RMB15.8 billion in 2019 with a CAGR of approximately 15.1%. The revenue is expected to grow to RMB29.7 billion in 2024, mainly due to the higher disposable income and expenditure on education of residents in Yangtze River Delta.

Total Revenue of Premium Private Primary and Secondary Education (Yangtze River Delta), 2015 – 2024E

Source: Frost & Sullivan

The number of students enrolled in premium private primary and secondary schools in Yangtze River Delta increased from 384,700 in 2015 to 507,8000 in 2019, representing a CAGR of approximately 7.2%. Going forward, the total number enrollments is likely to grow to 679,500 in 2024 with a CAGR of approximately 6.0% from 2019 to 2024.

Total Number of Student Enrollments of Premium Private Primary and Secondary Education (Yangtze River Delta), 2015 – 2024E

Source: Frost & Sullivan

Market Drivers of China and Yangtze River Delta’s Premium Private Primary and Secondary Education Market

Great Attention on Children’s Education of Chinese Households: In China, children’s education has always been highly valued by parents. As long as their children receive high-quality education, parents have strong willingness to afford great cost. In addition, there are emerging Chinese parents who would like their children to receive not only exam-oriented education, but also differentiated education such as art and music training, which are usually provided by some premium private schools. Under this trend, the development of private primary and secondary education is likely to grow.

Supports from Central and Local Government: Since the 1980s, the Chinese government, both at Central and Local level, has launched a series of policies to encourage the development of private education institutions. In some regions, local government has taken many favorable policies to attract well-branded private schools to establish local branch such as free land, financial support for campus building and so on.

Improved Investment on Private Education of the Entire Society: The Chinese government has issued several regulations such as the Private Education Promotion Law to promote the development of private education. Advocated by the government and driven by market demand, the entire Chinese society has paid great attention to the development of private education. Many private capitals are interested in this field and have invested in the market. Under this circumstance, private primary and secondary education industry is likely to enjoy more investment from different sources and benefit from this trend.

Increase of Income and Wealth: As China’s economy grows, the disposable income of Chinese citizens has increased tremendously, from RMB34,700 in 2015 to RMB48,600 in 2019 with a CAGR of approximately 8.8%. Additionally, with more disposable income, Chinese are likely to further increase their investment in education, as most Chinese families highly value the importance of education of their children.

Competitive Landscape of Premium Private Primary and Secondary Education Market in Yangtze Delta

The premium private primary and secondary education market in Yangtze Delta is rather fragmented. In 2019, the top five providers together only occupied 17.1% of the market share in terms of student enrollments.

The student enrollments of the Company was 1,493 in 2019, taking approximately 0.3% market share in the premium private primary and secondary education market in Yangtze River Delta.

Source: Frost & Sullivan

Opportunities and Challenges of China and Yangtze River Delta’s Premium Private Primary and Secondary Education Market

Opportunities:

Increasing Demand of High-quality Education: The requirements of Chinese residents on educational resources, such as teachers, campus environment, and educational facilities are rising in recent years. Up to now, high-quality educational resources in China are still limited. In most cases, the limited education resources were unequally allocated in different schools. Chinese parents always tend to seek the schools with high-quality educational resources for their children.

Asset-light Development Model: Premium private primary and secondary school operators with high brand recognition and reputation could expand their business by hosting public and private schools and output education consultation and management services without owning the schools. The asset-light development model provides a large potential market for premium private school operators as the customer base is rather large in China.

Challenges:

Dominance of Public Education: Compared with public education system, private education is still in a developing stage in mainland China. Public education is dominant and has taken a majority of educational resources. For example, over 90 percent of public educational funds were spent on public schools. Additionally, a vast majority of teachers, approximately 90%, work in public schools. Therefore, most Chinese still default to attend public schools for primary and secondary education. It is not easy to change this status quo. Generally, public schools have longer history than private schools; hence, many believe public schools are more experienced and trustworthy. Also, private schools typically charge higher tuitions and fees than public schools. This has set barriers for many Chinese households who want to send their children to private schools. However, the continuous growth of Chinese people’s disposable income and wealth is likely to help weaken this negative challenge.

ANALYSIS OF CHINA’S NON-ENGLISH FOREIGN LANGUAGE TRAINING SERVICES MARKET

Non-English foreign languages refer to all the foreign languages other than English. China’s Non-English Foreign Language Training Market is defined as non-English foreign language teaching and training services market where students obtain non-English foreign language training and training services provided by training institutions. The services could be provided either online or offline. The market is further segmented into interest-oriented, study/work-oriented and College entrance examination, or Gaokao-oriented non-English foreign language trainings.

Market Size of China’s Non-English Foreign Language Training Services Market

The market of non-English foreign language training services increased from RMB10.7 billion in 2015 to RMB21.2 billion in 2019, representing a CAGR of approximately 18.6%, mainly due to the growing popularity of non-English foreign language among Chinese. In 2020, the market dropped due to the spread of COVID-19. However, it is expected that the market will recover soon after the spread of the disease is largely controlled in China.

Going forward, the market is likely to keep the growing trend as non-English foreign language talents are becoming increasingly important in China. The market is forecasted to grow at a CAGR of approximately 16.1% from 2019 to 2024, reaching RMB44.7 billion in 2024.

Japanese training services accounts for the largest part in the non-English foreign language training services market in China. In 2019, Japanese took approximately 53.8% of the total market share. Spanish accounted for approximately 3.3% of the total market in 2019, increasing from approximately 2.8% of the total market in 2015. The market is expected to keep the fast growing pace due to the promotion of non-English foreign language test in Gaokao.

Revenue of Non-English Foreign Language Training Services Market (China), 2015 – 2024E

Source: Frost & Sullivan

Market Drivers of China’s Non-English Foreign Language Training Services Market

Growing Number of Students Studying Abroad: Over the past years, the number of Chinese students studying abroad has been growing and China has become the world’s largest student origin country. As of 2019, the number of students to start studying abroad was 716,200. The CAGR of 2015 to 2019 was approximately 8.1%. The number of students studying abroad increased from 1,264,300 to 1,636,500 with a CAGR of approximately 6.7% from 2015 to 2019. Around 25% of the students choose to study in non-English speaking countries. For example, Chinese students studying in Spain increased from 8,400 in 2015 to 13,400 in 2019, representing a CAGR of approximately 12.4%. During the same period, Chinese students studying in Japan increased from 94,100 to 124,400 at a CAGR of 7.2%. Basic language skills are needed in order to live and study in these countries. Under these circumstances, an increasing number of Chinese students are enrolled in non-English foreign language training institutions before going abroad, which drives the development of non-English foreign language training services market.

Increasing Demand for Non-English foreign Language Talents: Chinese enterprises have accelerated their globalization process, creating an increasing demand for bilingual and multilingual talents. Proficiency in non-English foreign language is sometimes essential for conducting various business activities across different companies from other countries. Globalization has also raised the standard of career requirements. The awareness of the importance of non-English foreign language training has prompted an increasing number of adults to improve their language skills.

Competitive landscape of China’s Non-English foreign Language Training Services Market

China’s non-English foreign language training services market is extremely fragmented with top 3 players only accounting for 5.7% market in 2019.

The Company generated approximately RMB33.8 million from non-English foreign language training services in 2019, accounting for approximately 0.2% market share in China.

Source: Frost & Sullivan

China’s Spanish training services market is also fragmented. In 2019, the top 3 providers together took approximately 5.9% market share in terms of revenue.

Company H was China’s largest Spanish training service provider with a revenue of RMB16.9 million, accounting for approximately 2.4% market share in 2019. The Company ranked at the second place with a revenue of RMB13.9 million in 2019 and took approximately 2.0% market share.

Source: Frost & Sullivan

Market Size of China’s Gaokao-oriented Non-English Foreign Language Training Services Market

The market of Gaokao-oriented non-English foreign language training services witnessed a rapid growth from 2015 to 2019. In 2019, this segment reached RMB601.5 million, accounting for approximately 3% of the total non-English foreign language training service market. Compared to other segment of non-English foreign language training services market,this segment is the only segment that is not strongly impacted by the spread of COVID-19 in 2020 because Gaokao was held and students participated in the 2020 Gaokao.

Going forward, the market is expected to grow at a CAGR of approximately 73.7% from 2019 to 2024, reaching RMB9.5 billion in 2024.

Revenue of Gaokao-oriented Non-English foreign Language Training Services Market (China), 2015 – 2024E

Source: Frost & Sullivan

Market Drivers of China’s Gaokao-oriented Non-English Foreign Language Training Services Market

Fierce Competition: Gaokao is the most critical set of examinations for a student in China as many students and their parents believe that it determines the future of a student. Comparing with English, competition for students who take non-English foreign language test in Gaokao is less fierce as the tests are generally easier than that of English. For example, the vocabulary for Japanese test in Gaokao is around 2,000, much less than the number of 3,000 thousand in English test. Hence, students who are not good at English may prefer to choose non-English foreign languages. The tough competition has and is likely to further drive the development of Gaokao-oriented non-English foreign language training services market in China.

Growing Penetration Rate of Non-English Foreign Language Test in Gaokao: The penetration rate of non-English foreign language test in Gaokao is rather low at current stage. In 2019, approximately 0.5% of the total students participating in Gaokao chose non-English foreign language for the foreign language test. However, the PRC government initiated One Road One Belt strategy in recent years to invest in nearly 70 countries and international organizations. In line with the development of One Road One Belt strategy, the PRC government has noticed that it has become increasingly important to foster multilingual talents in order to cooperate with other countries. For example, the Ministry of Education issued the Letter Regarding the Reply to No.0013 (No.006 of Education Category) Proposal of the First Session of the 13th CPPCC National Committee in September 2018. In the letter, the Ministry of Education paid high attention on the set of courses of non-English foreign languages in primary and secondary schools, promoted multilingual curricula and the exams of non-English foreign language in Gaokao and encouraged the development of multilingual talents. In line with the promotion of the non-English foreign language tests, it is expected that around 4% of the total Gaokao takers would choose non-English foreign language by 2024. The growing penetration rate is likely to drive the market in the coming years.

Increasing Disposable Income and Expenditure on Education: Along with the growth of macro economy, the disposable income of Chinese residents has also witnessed stable growth from 2015 to 2019. Benefiting from the growing disposable income, the per capita annual expenditure on education in China grew from RMB1,456 in 2015 to RMB2,132 in 2019. Also, as Chinese parents pay much attention on children’s education and score of Gaokao, it is likely that an increasing share of students choose to take non-English foreign language test in Gaokao would participate in training to achieve higher score. The growing spending on training services is likely to sustain and further drive the development of Gaokao-oriented non-English foreign language training services market in China.

Opportunities and Challenges of China’s Non-English Foreign Language Training Services Market

Opportunities:

Online Education Revolution: With the increasing penetration rate of the Internet and electronic equipment such as laptops and smart phones, the online education market provided new development opportunities to the non-English foreign language training services market. Proper online learning tools and courses, such as live class, are more flexible and convenient for students to arrange study time. The online education enlarges the capability of training service providers as it allows a larger number of students to attend the same class. It also attracts students who are not able to attend offline classes. In addition, new technologies such as big data and artificial intelligence will provide innovation of learning scenes with more accuracy and interactivity. Under this circumstance, the revolution of online education is expected to present great development potential for the market.

Opportunities in Tier 3 and Lower Tier Cities: Compared with residents in tier 1 and tier 2 cities like Beijing and Shanghai, the willingness of taking part in non-English foreign language training of residents in tier 3 and lower tier cities is relatively lower due to the high training fee. The market in tier 3 and lower tier cities still shows large potential for market players. As the consumption power of citizens in tier 3 and lower tier cities increases, expanding the business to tier 3 and lower tier cities is likely to be new growth opportunities for the market players who plan to establish branches in these regions.

Challenges:

Fierce Competition on Resources: The non-English foreign language training services market in China has witnessed a growth in the past five years. With limited human resources in the market, it is extremely important for non-English foreign language training services providers to compete for talents by paying high-level salary and providing friendly working environment to teachers. Players have been competing for highly qualified teachers, as well as seeking for better school locations to attract students. Market players also need to invest on resources such as online software development, equipment updating and renting expenses. The scarcity of resources has become a big threat to the players, especially for small ones.

Increasing Labor Costs and Rental Expenses: As the labor costs increase in recent years, the Gaokao-oriented non-English foreign language training service providers are facing an increasing cost of wages and salaries. As teaching resources are relatively scare in the market, players need to pay higher wages and salaries in order to attract talents. In addition, the learning centers of the institutions are generally located in busy downtown areas in the cities where the rents are high. The increasing operating expenses are a challenge to the operation of Gaokao-oriented non-English foreign language training services operators.

ANALYSIS OF YANGTZE RIVER DELTA’S GAOKAO RETAKE TRAINING SERVICES MARKET

In order to be admitted to colleges in China, upper secondary school students are required to take the college entrance examinations, or Gaokao. Gaokao is the most critical set of examinations for a student as the results determine whether a student will be able to attend a high-ranked college, or any at all, which in turn has a significant impact on the student’s future job prospects. Students whose Gaokao results are not satisfactory may study for another year and retake the examinations the next year. Some of these students take the examinations for more than two times. Retake training service refers to the tutoring provided to students who decide to retake the exams of Gaokao, hoping that they would get better scores the next year.

Benefitting from the favorable policy that public schools are not allowed to enroll former students, the total revenue of specialized schools that provide Gaokao retake training services has witnessed a growth from 2015 to 2019 with a CAGR of approximately 3.6%. The market is likely to continue its growthing in the coming future due to the fierce competition of Gaokao. The number of students enrolled in Gaokao retake training services in Zhejiang increased from 9.1 thousand to 9.8 thousand from 2015 to 2019. The number is forecast to reach 11.4 thousand in 2024.

Number of Former Students Enrolled in Specialized Gaokao Retake Training Schools (Zhejiang), 2015 – 2024E

Source: Frost & Sullivan

Competitive landscape of Zhejiang’s Gaokao Retake Training Services Market

The Gaokao retake training services market in Zhejiang province is relatively concentrated with dozens of services providers. In 2019, the top five providers together occupied 41.9% of the market share in terms of student enrollments.

Company J was the largest Gaokao retake training services providers in 2019, the total enrollment of Company J was 1.6 thousand students, accounting for 16.3% of the market. Company K ranked at the second place with a number of 1.5 thousand students. The Company ranked at the third place in the Gaokao retake training services market in Zhejiang province. The student enrollments of the Company was 0.4 thousand in 2019, taking approximately 4.1% market share in Zhejiang province. Followed by Company L and Company M, they each had approximately 0.3 thousand students enrolled in 2019.

Source: Frost & Sullivan

Opportunities and Challenges of Yangtze River Delta’s Gaokao Retake Training Services Market

Opportunities:

Increasing Penetration Rate of Specialized Schools: Although public schools are not allowed to enroll former students who want to retake Gaokao according to the Notice of the Ministry of Education on Several Issues about Strengthening School-Running Management of Basic Education issued by the Ministry of Education in February 2020, a large number of students still choose to study in formal upper secondary schools. However, as the supervision becomes stricter in China, it is likely that an increasing share of students would attend specialized schools focusing on providing retake training services in the future.

Challenges:

Growing Concentration Rate: Students and their parents prefer schools with high reputation, and high enrollment rate. Schools with good track record performance can attract more students. Hence the concentration rate of the market is likely to keep growing. It would become harder for small brands without good track record performance to recruit students.

BUSINESS

Overview

We are a premium private education service provider located in the Yangtze River Delta, China and a leading provider of Spanish tutorial services in China according to the Industry Report. Established in 1997 and headquartered in Shanghai, China, we have over 23 years of experience in providing educational services that focus on the development of each of our student’s strengths and potential and promotion of his or her life-long skills and interests in learning. Through our subsidiaries and VIEs, we operate one premium primary private school, one premium secondary private school, three tutorial centers for children and adults, one educational company that partners with high schools to offer their students language classes, and one logistics company that provides logistic services to our schools and tutorial centers

During the years ended September 30, 2018 and 2019, and the six months ended March 31, 2020, 34%, 45% and 50% of our total revenue was generated from our premium primary and secondary private schools, Ouhai Art School and Chongwen Middle school, respectively. Premium private schools in China, including our primary and secondary schools, offer higher quality education, more advanced educational facilities and a generally more satisfying learning environment to students through higher tuition fees than non-premium or mass market private schools. Ouhai Art School has been offering quality primary school education to our students since 1997. Besides academic courses, we place great emphasis on cultivating students’ artistic quality, believing that students benefit greatly from early exposure to art and music. Chongwen Middle School offers middle school program to students. Chongwen Middle School covers approximately 3 acres of land with garden-like design, and is equipped with advanced facilities, including designated classrooms for extracurricular courses such as calligraphy, art, dance and Chinese classics, and cafeteria with self-ordering system for students and teachers. The curricula offered at these two premium primary and secondary private schools are based on courses mandated by the PRC regulatory authorities, but are further optimized through our own research and development efforts to suit the learning ability and needs of our students. In 2016, we were recognized as one of the Top 10 Renowned Education Brands in Private Education, an award issued every five years by the China Association for Non-Government Education.

During the years ended September 30, 2018 and 2019, and the six months ended March 31, 2020, 65%, 52% and 46% of our total revenue was generated from our tutorial centers. Each of our three tutorial centers focuses on different groups of targeted students by offering different tutorial programs. Yangfushan Tutorial offers Gaokao repeater tutorial program to high school students who retake Gaokao. Yangfushan Tutorial, by contract, is also entrusted to offer high school program education to students of Central Radio & Television Secondary Specialized School. Hongkou Tutorial offer various English and non-English foreign language tutorial programs and Gaokao and Zhongkao repeater tutorial programs to individual students as well as companies and other organizations. Jicai Tutorial offers non-English foreign language tutorial programs to individual students, companies and other organizations. Our courses offered to repeaters are specifically designed and exam-oriented to ensure their success in the upcoming Gaokao or Zhongkao. As for language tutoring, we offer English, Spanish, German, French and Japanese courses for our students who intend to study abroad for higher education, for individuals seeking jobs that require certain proficiency in these languages, or for companies or organizations whose workers need to have certain proficiency in these languages.

In addition to offering primary and secondary school programs and tutorial programs, we have also been working, through our newly established subsidiary, Qinshang Education Technology Co., Ltd., or Qinshang, to partner with high schools to provide non-English foreign languages (currently Spanish as secondary language) tutoring services to their students since December 2019. We currently work with 34 partner schools serving approximately 1,161 students in six provinces in China. In addition to in-person on-site educational services, Qinshang also provides online remote lessons for those students. Qinshang’s non-English foreign language programs follow a dual-teacher, online-mobile end-offline learning model, i.e., the main teaching activity is online with one teacher available on our platform, while Qinshang dispatches teachers to each partner school to assist students in learning and attend to the students’ questions. In addition, students are able to reinforce their learning and practice exercises using our mobile application. No significant revenue has been recognized or included in the Company’s consolidated financial results for the six months ended March 31, 2020 and for the years ended September 30, 2019 and 2018, because Qinshang started operations in December 2019. However, we predict that non-English foreign language as a subject in Gaokao has great potential to grow and to be chosen by much more Gaokao participants. Due to our strength and reputation in offering non-English foreign language courses to Gaokao participants, we expect Qinshang’s business will continue to grow in the near future.

Our revenue from providing primary and secondary education services at our primary and secondary schools, i.e., primary and secondary schools revenue, primarily consists of tuition fees and, in some instances, of room and boarding fees. Our revenue from providing tutorial programs at our tutorial centers and Spanish language training program through Qingshang, i.e., tutorial service revenue, primarily consists of training fees and, in some instances, of room and boarding fees. Additionally, we also generate a small percentage of our revenue from providing logistics and consulting services.

Both of our primary and secondary schools are located in Wenzhou city, while our tutorial centers span over eight locations across Wenzhou city and Hangzhou city, Zhejiang province, and Shanghai, China. The following map illustrates the geographic location of our network of schools, including our primary school, our secondary school, tutorial centers and high schools that we provide remote and on-site non-English foreign languages services to as of the date of this prospectus:

Our self-owned or managed schools

Schools we partner with to provide non-English foreign language programs

Our students have achieved outstanding results in various academic examinations and contests, as well as in extra-curricular activities. In 2019, 13 of our ninth grade students were admitted to key high schools on the province level, representing 37.1% of our ninth grade class. Students that are enrolled in our basic education programs regularly receive awards for their outstanding performances in competitions of academics, art, sports and other areas. For instance, in 2018, four of our students received awards at the international level, one student at the national level, one at the provincial level, and 56 at the city and district levels; in 2019, 46 students received award at the city and district levels, and published more than 60 pieces of works. For students enrolled in our repeater programs, 36.6% and 40.1% of our Gaokao repeaters were admitted to Key Universities in China, and 100% of our GaoKao repeaters were admitted to universities in China; while 98% of our Zhongkao repeaters were admitted to high schools in each of 2018 and 2019, respectively.

We have experienced steady growth in our revenue and student enrollment since fiscal year 2018. Our revenue increased from approximately $11.9 million for the year ended September 30, 2018 to $15.2 million for the year ended September 30, 2019. However, due to negative impact from COVID-19 which caused temporary closure of our schools and tutorial centers in early 2020, our revenue decreased from approximately $7.8 million for the six months ended March 31, 2019 to $7.2 million for the six months ended March 31, 2020. Our net profit amounted to approximately $2.2 million, $3.5 million and $0.9 million in the years ended September 30, 2018 and 2019 and the six months ended March 31, 2020, respectively. The following table sets forth the breakdown of our revenue for the years ended September 30, 2019 and 2018 and the six months ended March 31, 2020, respectively:

	For the six months ended March 31,		For the years ended September 30,
	2020	2019	2019	2018
	(Unaudited)	(Unaudited)
Primary and secondary education services	$3,596,236	$3,749,682	$6,819,042	$4,083,871
Tutorial services	$3,287,874	$3,907,910	$7,927,196	$7,696,499
Other education management services	$308,879	$137,991	$419,615	$85,811
Total revenues	$7,192,989	$7,795,583	$15,165,853	$11,866,181

Our Competitive Strengths

We believe that the following competitive strengths contribute to our business growth and differentiate us from our competitors:

Unique niche in non-English foreign language education with significant market coverage

Our non-English foreign language tutoring services generated 65%, 52% and 46% of our total revenues for the years ended September 30, 2018 and 2019, and the six months ended March 31, 2020, respectively. We partner with selective high schools throughout China to provide Spanish as secondary language to their students, offering them online lessons as well as on-site support. In 2019, we were the second largest Spanish as secondary language provider in China according to the Industry Report. Currently, our market share of this service market is approximately 2.0% in the entire PRC, and approximately 9.3% in Shanghai, ranking at the first place in the market of Spanish training services market in Shanghai.

We believe that our leadership position, coupled with our strong brand and reputation in the market, have effectively created a substantial barrier to entry to new competitors in Shanghai and surrounding areas for non-English foreign language services, and nationwide for Spanish as a secondary language. We believe that we are well-positioned to compete in the highly fragmented non-English foreign language tutoring services market in China.

Well-positioned in Gaokao repeater tutoring market in Wenhzou City

Yangfushan Tutorial is the only full-time school for Gaokao repeaters in Wenzhou city, China. The campus of Yangfushan Tutorial covers approximately seven acres with a gross floor area, or GFA, of more than 50,000 sq. ft. Over 10 years, Yangfushan Tutorial has served more than 5,000 students, with over 3,500 successfully admitted to 4-year university programs. Currently, a majority of Yangfushan Tutorial’s teachers hold Advanced Teaching Qualifications, the highest primary and secondary school teacher qualification available in China and are recognized as leaders in their respective academic subjects on the county/city levels. Yangfushan Tutorial has been recognized as a Top 10 Gaokao repeater institutions by China Education Net (China’s largest and well-recognized education online resources center) in 2010, and School of Excellence evaluated by the county education bureau in 2018. With a 100% university acceptance rate in Gaokao in 2020, Yangfushan Tutorial has one of the highest acceptance rate and is the third largest in student enrollments among schools offering Gaokao repeater programs in Zhejiang province, and we believe that Yangfushan Tutorial is well-positioned to remain one of the top Gaokao repeater schools in the region.

Consistent high-quality education with excellent teachers

We are committed to provide high quality educational services. We have an excellent and highly-committed team of professional teachers and educational staff. As of March 31, 2020, we employed 286 teachers and educational staff across our primary and secondary schools and tutorial centers. Among these teachers and educational staff, 88% held bachelor’s degrees or higher. Our teachers and educational staff have an average of 12.8 years of educational experience. As of March 31, 2020, 16% of our teachers held Advanced Teaching Qualifications (高级教师), the highest primary and secondary teacher qualification available in China. We also show our commitment to teaching excellence by following a highly rigorous and selective recruiting policy, providing continuing training in teaching techniques and skills, offering opportunities for career advancement, and encouraging experienced teachers to mentor or give guidance to young teachers. Additionally, to reduce the turn-over rate of our teachers and for consistent education quality, we provide friendly working environment (such as providing employee dormitory and three meals on campus), clear career paths and opportunities to promotion, and competitive benefits and perks. Leveraging our highly-qualified faculty team, we have developed strong research and development capabilities. We have also published textbooks in Spanish, German, and French as second language.

Strong management team with rich education experience

Additionally, our management team has a proven track record in the education and education management industry. In particular, Mr. Xueyuan Weng, our CEO, has extensive experience as an educator and in corporate management. Mr. Weng has served as the CEO of Golden Sun Shanghai since November 2013 and has been involved with our schools and tutorial centers since April 2008. Prior to joining the Company, as a teacher, director and school principal at various schools for over 20 years. He has in-depth understanding of the operations of our Company, our schools and tutorial centers. Under Mr. Weng’s leadership and management, we have become a leading non-English foreign language provider in China.

We believe our management team’s extensive experience in the education sector has provided us with valuable industry insight and management expertise, enabling us to manage our operations and growth and promote our brand as a leading provider of private educational services in China.

Our Growth Strategies

Our goal is to continuously promote and improve our position as a premium private education service provider in the Yangtze River Delta Region and a leading Spanish as secondary language provider in the PRC by pursuing the following growth strategies:

Continue to build our brand and reputation

We plan to continue promoting our “Golden Sun” brand in China’s private education services market. We believe that building our brand and reputation for providing private primary and secondary education and other tutorial services will allow us to reach a broader base of students and increase our market share in student enrollment. We intend to expand our advertising on major Internet portals, the national media and reputable educational publications. We expect to market any newly acquired school using the “Golden Sun” brand in order to enhance our brand recognition in new geographic markets. In addition, we will hire additional school representatives to enhance our recruitment coverage in new regions that we plan to enter into from time to time.

Significantly expand our network of partner schools nationwide to offer Spanish as second language program

We plan to solidify our position as a top Spanish as second language educational services provider by not only ensuring our teachers are highly qualified and provide high quality services, but also significantly expand our network of high school partners. Currently, we are partnering with 11 high schools, and 13 more schools have entered into cooperative agreements with us commencing September 2020. Leveraging our remote courses platform, in the next five years, we plan to work with at least 500 high schools across China to offer to their students Spanish as secondary language program, in order to prepare these students for Gaokao. We plan to achieve this goal by leveraging our sales network, increasing local advertising efforts, referrals made by our current and prospective partner schools, students, teachers and parents, as well as by acquiring non-English foreign language tutorial centers, in order to accelerate our service level and geographical coverage. We plan to partner with at least 100 schools in the next year, and with our development strategy, to greatly increase the number of partner schools from year to year. Our goal is to become the largest Spanish as second language program provider in China, with the most coverage among our competitors.

Expand our network of schools and tutorial centers through various measures and maximize synergies through integration of these entities

We plan to expand our network of schools and tutorial centers by organically establishing non-English foreign language and Gaokao repeater tutorial centers, duplicating our model of providing foreign language tutorial services to schools, and selectively pursuing acquisitions of one language school in the U.S. and one language school in Spain, in order to provide our non-English foreign language students opportunities to further their language studies outside of China. As of the date of this prospectus, we have not identified any particular locality to establish our tutorial centers, nor have we identified target schools for providing management services or identified acquisition target. We look for schools that share a common purpose with us and that focus on creating an environment of strong teaching and academic excellence. We expect the target schools to have an area of at least 10,000 sq. ft. with at least 500 enrolled students, and certified by the Cervantes Institute, a well-recognized non-profit organization created by the Spanish government for the promotion of the Spanish language. We also look for schools with sound financial health in areas with sufficient financial resources and economic foundation to support private education.

Our Schools and Our Tutorial Centers

We currently operate two schools through our PRC affiliated entities, namely Wenzhou Chongwen Middle School (“Chongwen Middle School) and Wenzhou Ouhai Art School (“Ouhai Art School”), and three tutorial centers Wenzhou City Ouhai District Yangfushan Tutorial School (“Yangfushan Tutorial”), Shanghai Hongkou Practical Foreign Language Tutorial School (“Hongkou Tutorial”) and Shanghai Jicai Non-English as Second Language Tutorial School (“Jicai Tutorial”). All of our schools and tutorial centers are located in either Wenzhou city, Hangzhou city, Zhejiang province or Shanghai in China. Through our schools and tutorial centers, we offer educational programs that cover primary and secondary and supplemental tutoring programs. In December, 2019, we established Qinshang to offer non-English foreign language to students enrolled in the high schools we select and partner with throughout the PRC, with a focus on Spanish language.

The following table sets forth the basic information of our schools and tutorial centers as of March 31, 2020.

Name	Year Opened / Acquired	Type of School	Programs / Services Offered	Number of Students	Number of Classes	Number of Teachers and Educational Staff
Chongwen Middle School	1996(1)	Private Secondary School	Middle school	-	13	46
			High School*	-	2	6
			Sub-total	661	15	52
Ouhai Art School	1997(2)	Private Primary School	Primary school	879	25	63
			Sub-total	879	25	63
Yangfushan Tutorial	2008(3)	Tutorial center	Gaokao Repeater Tutorial Program	-	8	30 (shared by both repeater program and high school program)
			High School	-	1
			Sub-total	509	9	30
Hongkou Tutorial	2000(4)	Tutorial center	Gaokao Repeater Tutorial Program	-	2	--
			Zhongkao Repeater Tutorial Program	0	5	--
			English Program	-	120	--
			Non-English foreign Language Program	-	30	--
			Sub-total	381	157	61
Jicai Tutorial	1999 and 2017(5)	Tutorial center	Non-English foreign Language Program	4,764	327	96
			Sub-total	4,764	327	96
Qinshang	2019	Partner with high schools	Non-English foreign Language Program	136	17	13
			Sub-total	136	17	13
Total				7,330	550	299

(1)	Chongwen Middle School commenced operation in 1996. The Company started operating the school as a VIE in 2015.

(2)	Ouhai School commended operation in 1997. Mr. Xueyuan Weng, our CEO acquired the school in 2015 and the Company started to operate the school as a VIE since 2019.

(3)	Yangfushan Tutorial commenced operation in 2008. Mr. Weng acquired the school in 2008 and the school was later acquired by the Company in 2018.

(4)	Hongkou Tutorial commenced operation in 2000 by our affiliate, and was formally transferred to the Company in 2015.

(5)	Shanghai Jicai and Hangzhou Jicai commenced operation in 2001 and 2017, respectively, by our affiliates, and were formally transferred to the Company in 2016 and 2019, respectively.

*	We ceased to offer high school program after the last of our high school class at Chongwen Middle School graduated in July 2020.

As of March 31, 2020, we had an aggregate number of 7,330 students, including 661 students in Chongwen Middle School, 879 students in Ouhai Art School, 509 students in Yangfushan Tutorial, 381 in Hongkou Tutorial and 4,764 students in Jicai Tutorial. Our schools and tutorial centers employed an aggregate number of 286 teachers and educational staff and 163 non-teaching staff. We have experienced significant growth since 1997, as the national and local governments in the PRC have adopted various policies to encourage and support the growth of private primary and secondary education in China. Since the commencement of operation of our first school in 1997, an aggregate number of approximately 100,000 students have graduated from our schools and tutorial centers. Our schools and tutorial centers are either located in Wenzhou city, Hangzhou city or Shanghai. As of March 31, 2020, our schools and tutorial centers in aggregate had over 127 multi-media classrooms, all with wifi-coverage, three sports fields and 322 student dormitory rooms.

Our Primary and Secondary Schools

We operate two premium private schools, including one primary school and one secondary school. Typically, premium private schools in China, including our primary and secondary schools, offer higher quality education, more advanced educational facilities and a generally more satisfying learning environment to students through higher tuition fees than non-premium or mass market private schools.

Ouhai Art School has been offering quality primary school education to our students since 1997. Besides academic courses, we place great emphasis on cultivating students’ artistic quality, believing that students benefit greatly from early exposure to in art and music.

Chongwen Middle School is a school sponsored by our CEO and, via the Entrustment Agreement, entrusted to us to manage. According to the Entrustment Agreement, we have the exclusive right to control the operations of Chongwen Middle School, including making operational and financial decisions. In return, we are entitled to receive the residual return from Chongwen Middle School’s operation and at the same time to bear the risk of loss from the operation. The equity holders of Chongwen Middle School are not involved in the daily operation decisions of school but instead receive a fixed amount of return on annual basis.. The Entrustment Agreement is valid from September 1, 2015 to September 1, 2023, and may be renewed for another seven years. Chongwen Middle School has the right to terminate the Entrustment Agreement unilaterally if any of its provisions are materially breached by us, or a severe accident has happened on campus. We receive 100% of Chongwen Middle School’s income (the majority of which is from tuition and room and boarding fees) directly from the students, and pay a fixed annual amount to sponsors of the school. Chongwen Middle School offers middle school educations to its students. Before July 2020, Chongwen Middle school also offered a high school program, but we decided to terminate this program after the last class graduated in July 2020 because we believe that it is more profitable for us to focus on middle school student recruitment and education. Chongwen Middle School covers approximately 3 acres of land with garden-like design, and is equipped with advanced facilities, including designated classrooms for extracurricular courses such as calligraphy, art, dance and Chinese classics, and cafeteria with self-ordering system for students and teachers.

The following table summarizes some of the key elements of our basic educational programs for various level:

	Basic educational – high school program	Basic educational – middle school program	Basic educational – primary school program
Post-graduation plans	● University/college education in the PRC or elsewhere, or entering into the work force	● High school education in the PRC	● Middle school education in the PRC

Coursework	● Government-mandated coursework ● Elective courses developed by our school faculty	● Government-mandated coursework ● Elective courses developed by our school faculty	● Government-mandated coursework ● Elective courses developed by our school faculty, with focuses on art, musical instruments, and dual language curricula from 1st grade

Student to teacher ratio	● 7 students to 1 teacher (in the 2019/2020 school year)	● 8 students to 1 teacher (in the 2019/2020 school year)	● 7 students to 1 teacher (in the 2019/2020 school year)

Examinations taken	● Gaokao (China’s standardized college entrance examination)	● Zhongkao (China’s standardized high school entrance examination)	● No examinations required; admission based on school district

Both of our primary and secondary schools are boarding schools. We believe students will be offered a better opportunity to foster deeper connections with their teachers and peers for academic development and personal growth while being able to develop their independence and foster a sense of community by boarding and studying on campus with their classmates and have frequent direct access to teachers. Therefore, we incorporate design concepts and construct our campus in such a way as to enhance the accommodation experience of our boarding students. All of our students are housed in our boarding facilities. Currently, we have four student dormitory buildings, and each student dormitory building has the capacity to house 300-500 students. Currently, between 300 and 490 students are housed in each building. Average room and boarding fees are RMB1,867 (approximately $266) per school year.

Additionally, we pride ourselves to be able to offer a relatively low student to teacher ratio, because we believe a smaller class allows our teachers to devote more time and attention to each student, promoting interaction between teachers and students and improving quality of learning, student development and teacher-student connection. Despite the increasing demand for our educational services, we continue to control the size of classes in our primary and secondary schools. Each class in our high school and middle school programs typically has no more than 40 students, and each class in our elementary school programs typically has no more than 35 students. Our overall student-teacher ratio of our primary and secondary schools ranges from 7:1 to 8:1 as of the end of the 2018/2019 school year, as compared with the average student-teacher ratio of private primary and secondary schools in China which ranges from 17:1 to 18:1, for the same period, according to the Industry Report.

Our Tutorial centers

We currently operate three tutorial centers, each offering different programs and serving different groups of students.

Yangfushan Tutorial is the only full-time school for Gaokao repeaters in Wenzhou city, China. Students of Yangfushan Tutorial are Gaokao repeaters who are not satisfied with their previous Gaokao result and desire to retake the annual Gaokao, in order to achieve a better result and to potentially get into a better university or college. Students of Yangfushan Tutorial are enrolled for one year to retake the curriculum of the senior year of high school. For the 2017/2018 and 2018/2019 school years, 100% of our students were successfully admitted to 4-year university or 3-year associate college programs, with approximately 90% admitted to 4-year universities and approximately 40% admitted to Key Universities in China. Yangfushan Tutorial, by contract, is also entrusted to offer high school program education to students of Central Radio & Television Secondary Specialized School.

Hongkou Tutorial and Jicai Tutorial are tutorial centers that offer various language courses and part-time Gaokao and Zhongkao repeater courses to individual students and corporate customers. Individual students and corporate customers typically sign up to take a specific course for a period of time. The repeater courses offered at Hongkou Tutorial saw a 98% admittance rate into high schools in both the 2017/2018 and 2018/2019 school years, with a 69% admittance rate into district key schools (as such are determined by the local education bureau) and an 11% admittance rate into city key schools. For Gaokao repeaters, the universities admittance rate for 2018/2019 school year (the first year Hongkou Tutorial offer such course) was 98%.

Jicai Tutorial is comprised of two locations, Hangzhou and Shanghai; each location is registered as a separate entity under PRC law. However, they operate under one management, one brand, and for accounting purposes, are considered as one tutorial center. Jicai Tutorial tutors more than 10,000 students every year, including students who sign up individually, and those who are signed up as a group by their employers or organizations. Jicai Tutorial focuses on non-English foreign language tutoring, preparing students for overseas studies and work, for various examinations and tests, as well as cultivating students’ interests in languages. To ensure we offer consistent high quality learning experience to our students, 56.5% of Jicai Tutorial’s teachers are full time teachers, and over 90% of them have overseas studies experience with more than 3 years of experience teaching in China. Jicai Tutorial has also developed and regularly updates its own textbooks suitable for various classes. As of March 31, 2020, Jicai Tutorial has published nine textbooks for non-English foreign language learning, including German, French, Spanish and Japanese.

Qinshang

According to the Industry Report, with the acceleration of the globalization of Chinese companies, the needs for talents speaking a non-English foreign language has increased recent years. In 2018, China’s Ministry of Education added Spanish, German and French as optional subjects to Gaokao, adding to the then existing Japanese language as option subjects, giving students the possibility of choosing one of these languages as their secondary language (as opposed to only English previously) test. Believing that secondary language education will be widely required by students, and leveraging our success with Jicai Tutorial, in December 2019, we established Qinshang. Qinshang offers secondary language tutorial services to students enrolled in the selective high schools we partner with. Currently, we offer Spanish to these students, but intend to offer other non-English foreign languages, including Japanese and German, in September 2021. We believe that this model is particularly sustainable because we will be utilizing our partner schools’ resources without having to own or lease land or space.

We are highly selective in identifying partner schools. Typically, we look at a school’s track records and whether electing Spanish or another non-English secondary language as their second language in Gaokao would be beneficial to the students. Additionally, we prioritize those with over 1,500 students in each grade, to ensure volume.

Qinshang also provides online remote lessons for students of the high schools it partners with. Qinshang’s non-English foreign language program follows a dual-teacher, online-mobile end-offline learning model, where the main teaching activity is online with one of our teachers via our platform, while Qinshang dispatches teachers to each partner school to assist students in learning and attend to the students’ questions. In addition, students are able to reinforce their learning and practice exercises using our mobile application, effectively utilizing students’ fragmented time to reinforce their learning. Through our mobile learning application, students can access our standard lessons and tests dataroom with pushed pre-recorded video explanations, as well as customized learning solutions designed by our platform’s artificial intelligent program. Based on each students’ learning data, our on-site teachers will then be able to offer targeted guidance to that student. Currently, we are utilizing platform and application offered by a third party. We have tested multiple versions and demos internally, and we expect the development of our own platform and application to be completed and be put in use by January 2021.

Not-for-Profit/For-profit status

According to PRC laws and regulations, entities and individuals who establish private schools are commonly referred to as “sponsors” instead of “owners” or “shareholders.” The sponsors of privately-run schools may establish non-profit or for-profit privately-run schools at their own discretion. However, they are not allowed to establish for-profit privately-run schools providing compulsory education.

The sponsor of a non-profit privately-run school shall not receive proceeds from school operations, and the cash surplus of the school shall be reinvested in the school for its operations. The sponsor of a for-profit privately-run school may receive proceeds from school operations, and the cash surplus of the school shall be disposed of in accordance with the Company Law and other relevant laws and administrative regulations

Under PRC laws and regulations, although private education is mainly treated as a public welfare undertaking, sponsors of private schools may choose to require reasonable returns from the annual earnings of the school after deduction of certain costs, expenses, donations, subsidies and required contributions to development funds. According to the Decision on Amending the Law for Promoting Private Education of the PRC (the “Decision”), amended in December 2018, private schools can be established as for-profit private schools or not-for-profit private schools, with the exception of schools that provide compulsory education, which can only be established as not-for-profit private schools. In addition, pursuant to the Decision, (i) school sponsors of for-profit private schools are allowed to receive the operating profits of the schools while the school sponsors of not-for-profit private schools are not permitted to do so; (ii) not-for-profit private schools shall enjoy the same preferential tax and supply of land treatment as public schools while for-profit private schools shall enjoy the preferential tax and supply of land treatment as stipulated by the government; and (iii) for-profit private schools have the discretion to determine the fees to be charged by taking into consideration various factors such as the school operating costs and market demand, and no prior approval from government authorities is required, while not-for-profit private schools shall collect fees pursuant to the measures stipulated by the local PRC government authorities.

All of the five schools and tutorial centers in our network in operation as of March 31, 2020 were established before September 1, 2017, and are subject to the provisions of the 2016 Private Education Law, which became effective on September 1, 2017, requiring them to register their status as not-for-profit or for-profit. Nevertheless, how and when our schools and tutorial centers are to register their status are governed by local rules and regulations.

Both Chongwen Middle School and Ouhai Art School are not-for-profit schools whose sponsors do not require reasonable returns from the school’s operations under their respective articles of association. As of the date of this prospectus, these two schools are required by local regulations to register by the end of 2022. We are closely monitoring any local rules and regulations that will address the issue on how and when we should register the status of our schools.

As for our tutorial centers, Hongkou Tutorial, Yangfushan Tutorial and Shanghai Jicai were established as not-for-profit schools and Hangzhou Jicai was established as a for-profit school. As of the date of this prospectus, Shanghai Jicai and Hongkou Tutorial are required by local regulations to register by the end of 2020, and Yangfushan Tutorial and Hangzhou Jicai are required to register by the end of 2022. We have inquired into such registration for Shanghai Jicai and Hongkou Tutorial; however, the governing authority informed us that there are difficulties in the registration process, and there are still some uncertainties in the implementation of relevant regulations. In addition, we accepted the advice of the governing authority and registered the two teaching sites that originally belonged to Shanghai Jicai separately as for-profit branches of Zhouzhi Culture, while not making changes to the status of Shanghai Jicai. These new registrations do not affect our corporate structure. We are closely monitoring any local rules and regulations that will address the issue on how and when we should register the status of our tutorial centers. When possible, we intend to register Hongkou Tutorial, Yangfushan Tutorial, Shanghai Jicai and Hangzhou Jicai as for-profit school.

Qishang operates as a for-profit company and not as school, and therefore does not need to be registered.

As we are unable to fully evaluate at this stage the potential impact of the current interpretation of the Decision on Amending the Law for Promoting Private Education of the PRC and its relevant implementing measures on our operations, such as tax liabilities, our decision to register each of the schools as a not-for-profit or for-profit school is subject to and may be affected by the impact of such regulatory change on our operations when they take effect. Please refer to “Regulations—Regulations Related to Private Education—2. Law for Promoting Private Education of PRC” in this prospectus for details of private school categories.

Our Management System

We have established a centralized and standardized management system for our network of schools and tutoring centers. As our role with respect to our primary and secondary schools, tutorial centers and Qinshang are different due to the different services each of them offers or the business model each follows, we tailor our policies and measures for these three categories and implement the same standard within the same category under our centralized and standardized management system.

Across the board, our Chairman and CEO, Mr. Xueyuan Weng oversees the operations of our network of schools and tutoring centers. Major decisions and policies such as principal nominations, tuition and tutorial fee levels, construction of material new facilities and the use of significant funds are determined by relevant departments on the Group level.

For our primary and secondary schools and Yangfushan Tutorial, each school has one principal to oversee the overall operations of such school, assisted by one or more deputy principals, primarily in charge of such school’s education, logistics, security, ethics and student enrollments. Each of our primary and secondary schools and Yangfushan Tutorial have different departments in charge of various aspects of such school’s day-to-day operations, including the administrative office, department of student affairs, department of teaching and R&D, department of logistics, and department of student enrollment. Directors or heads of each department and management meet at least every two weeks to provide updates on their work, priorities, issues and concerns, to discuss and make plans and goals, and to formulate materials management policies for the schools.

Hongkou Tutorial has a principal, who primarily oversees the school’s overall operations and a general deputy principal, who is in charge of implementation of school policies and operations. These principles are assisted by several deputy principals who each manages a separate campus. They meet up monthly to reflect on the operations of the school.

Jicai Tutorial has one principal, in charge of the overall operations of the school and managing various departments reporting directly to the principal on a weekly basis.

Due to its business model, Qinshang operates as a company and is managed by Zhou Shen, executive director and general manager. Management meets up for discussion weekly and the meeting minutes are reported to Mr. Weng weekly, while Qinshang’s financials are reported monthly.

All of our principals have extensive experience in education and school administration. Besides reporting to Mr. Weng regarding any significant events at real time and attend principals meeting at the beginning and the closing of each school semester, Principals also participate in regular meetings with Mr. Weng to discuss major issues about their respective schools.

As for the management of financial matters, the finance department on the Group level conducts periodic audits on the finance departments at the school level. Annual financial reports of each school are submitted to the finance department at the Group level. Monthly meetings are conducted at the Group level.

Our Programs

Basic educational program

Currently, we offer basic educational program, teaching curricula required by the PRC regulatory authorities. Our program includes a primary school educational program at Ouhai Art School, a middle school educational program at Chongwen Middle School, and a high school program at Yangfushan Tutorial. Previously, we also offered a high school program at Chongwen Middle School, but this program was terminated after the last class graduated after the 2019/2020 school year in August 2020. The curriculum of our basic educational program is designed based on these mandatory standards. We also provide elective classes for students to develop their individual strengths and interests. Our curriculum is guided by detailed and demanding government standards that specify what students should know and be able to do at the end of each school year in various fields of study.

Before the 2020/2021 school year, students who wished to attend our basic educational program in our primary and middle schools were required to participate in examinations prepared and administered by our schools as well as an in-person interview, the results of which determined admission. Starting from the 2020/2021 school year, due to a change in local law, i.e., the Implementation Measures for Enrollment of Schools Providing Compulsory Education in Ouhai District and the Implementation Measures for Enrollment of Schools Providing Compulsory Education in Longwan District, both issued by the Wenzhou Education Bureau in May 2020, students who can attend our basic educational program are generally limited to students who reside within the respective school districts of our schools, as all K-12 private schools, including our schools, will not be allowed to recruit students outside of their school districts, unless the enrollment capacity of the school is not filled by local students. Nevertheless, this change of policy did not have a negative impact on our ability to enroll students, because both Ouhai Art School and Chongwen Middle School are highly regarded locally as boarding schools, and therefore have been able to effectively attract students in our school district. Students attending our basic educational program in our middle school generally prepared for and took the Zhongkao, a standardized annual admission test administered by local authorities at a prefectural level for admission into high schools in the same geographic region.

As of March 31, 2020, for our basic educational program, including primary, middle and high school programs, we offered approximately 42 courses across 11 subjects in the aggregate. These courses include approximately nine courses that are mandated by the PRC national government, two courses mandated by the provincial or local governments and approximately 31 elective courses we believe would be beneficial to students’ development in areas such as arts, Chinese literature, English literature, math and logics, science and sports, including Chinese chess, Scratch programming, tangram, and table tennis. We primarily use course materials designated by the governmental authorities for our basic educational program which we complement with materials that our teachers have designed and developed based on their research and experience.

The table below sets forth the core subjects taught at our schools for our basic educational program in the 2019/2020 school year.

School Program	Major Subjects Taught
Primary school program	Chinese, math, English, science, information & technology, physical education, music, arts, Integrated practice activity and local curriculum

Middle program	Chinese, math, English, science, information & technology, social studies, physical education, music and arts

High school program	Chinese, math, English, physics, chemistry, biology, political studies, history and geography

Full-time Gaokao repeater tutorial program

Yangfushan Tutorial students are enrolled to retake the senior year of high school program, in preparation of their retaking Gaokao, which is a standardized annual admission test administered by local authorities at a provincial level and the result of which is critical in determining student admission into undergraduate programs in universities in China. Students at Yangfushan Tutorial are offered courses for subjects that students are required to take for Gaokao, i.e., three mandatory subjects (Chinese, math and foreign language), as well as three subjects of a student’s choosing from seven subjects (politics, geography, history, physics, chemistry, biology and technology).

Other tutorial programs

We offer various tutorial programs, including part-time Gaokao and Zhongkao repeater program, English as second language program, and non-English as second language program.

Our Students

We have operated in Wenzhou city and Shanghai for over 20 years. We believe that prospective students are attracted to our schools and tutorial centers due to our brand name and the quality of our programs. Our target students are from families with medium-to high-levels of household income, Gaokao and Zhongkao repeaters, companies or organizations with training needs, as well as high schools with students who can benefit from non-English foreign languages when participating in Gaokao.

During recruitment season, typically June and July of every year for our primary and secondary schools, we typically increase our recruitment activities to reach out to prospective students and their parents through Wechat, our website and physical flyers. We also rely on the recommendations of our previous students and their parents. As for tutorial centers, recruitment typically runs year-round.

As of March 31, 2020, excluding approximately 136 students Qinshang served from high schools across Zhejiang, Jiangxi and Fujian provinces, across our five schools and tutorial centers, we had an aggregate of 7,330 students from several provinces across China.

We generally require students to take an entry examination on subjects such as Chinese, math, English and science before being admitted into our primary school and middle schools. In addition to academic requirements, the admissions and entrance standards of our schools are designed to identify those students who have a strong desire to learn, a passion for their areas of interest and an ability to contribute to a positive classroom dynamic. These characteristics are generally identified through personal interviews by admissions representatives.

For other programs, we welcome students that are committed to improve their knowledge and skills.

Our Teachers

Our schools and tutorial centers seek to hire teachers and educational staff who hold the necessary academic credentials, are dedicated and active professionals in their field, and are committed to improving their students’ academic performance. For our primary and secondary schools, we also require our teachers to possess the qualifications required by PRC regulatory authorities. Typically, our teachers at Yangfushan Tutorial, Hongkou Tutorial and Chongwen School have 10-20 years of educational experience, while those at Ouhai Art School and Jicai Tutorial have an average of 3-5 years of educational experience. As of March 31, 2020, approximately 32.8% of our teachers and educational staff held a master’s degrees or above, 55.2% held bachelor’s degrees.

In order to ensure the consistency of teaching quality and engagement with our students, we strive to hire and retain full time teachers, rather than part time or temporary teachers. Over 98% of our teachers and educational staff at our primary and secondary schools were full time employees for the years of 2018 and 2019, and 37% and 48% at our tutorial centers were full time employees for the years of 2018 and 2019, respectively.

Our teachers are hired based on classroom experience, educational background, expertise in their specific subject areas, communication skills with students and parents and a commitment to students and teaching. We expect teachers to have or develop excellent technical teaching skills, the ability to mentor other teachers and the ability to develop innovative curriculum. They are also required to meet PRC regulatory requirements. We post descriptions of vacant positions on our website and social media available to the general public to respond to. We also recruit qualified graduates from reputable teaching universities and foreign language schools. We review official transcripts and resumes to evaluate a candidate’s academic achievement and work experience. Qualified candidates are interviewed, required to pass a written test and teach a mock class in front of respective school’s hiring team. Once hired, a teacher is also expected to pass a probation period during which he or she would be evaluated and guided regularly. After such probation period, if a teacher meets our standard, he or she would be hired full time with full benefits.

Newly hired teachers undergo a training program on teaching skills and techniques as well as our culture and pedagogy. We also provide continuing training to our teachers in areas such as ethics, lesson preparation, teaching skills, production efficiency, teaching without script. We typically provide our teachers with 1-10 days of ongoing training each year in our school. We also arrange or encourage experienced teachers to mentor, assist, and provide guidance to newly hired teachers and regularly hold teaching research meetings and activities among teachers of the same subjects.

Our teachers are regularly evaluated both qualitatively, based upon their teaching skills, and quantitatively, based upon their students’ test scores, typically every semester, or more often.

Our teachers’ compensation is based on their experience, education background, and the results of evaluations of their performance. We provide outstanding teachers with bonuses and other benefits and perks, and provide capable and experienced teachers with opportunities to be promoted to management roles. In addition to incentivizing qualified teachers to stay, we also periodically evaluate our teachers and educational staff, and those who do not meet our teaching standards are let go. Compensation to teachers that do not perform well according to our semi-annual review is frozen or reduced, and repeat failure to perform satisfactorily will lead to discharge. Our teacher retention rates as of September 30, 2019 and March 31, 2020 were 78.2% and 84.4%, respectively. “Retention rate” is calculated as 100% minus the quotient of the number of teachers who cease being employed during the period by the number of teachers at the beginning of that period (not including teachers hired during that period).

Tuition and Tutorial Fees

We charge our students tuition and room and boarding fees (if applicable) at our schools and tutorial centers. For the years ended September 30, 2018 and 2019 and for the six months ended March 31, 2020, the average annual fee charged per students in our primary and secondary school amounted to $2,344, $3,403 and $2,335, respectively.

For our tutorial centers, tutorial fees vary depending on the type of programs or courses we offer. For the years ended September 30, 2018 and 2019 and six months ended March 31, 2020, tutorial fees represented 65%, 52% and 46% of our revenue, respectively. For the years ended September 30, 2018 and 2019 and for the six months ended March 31, 2020, the average annual fee charged per students in tutorial program amounted to $1,033, $1,052 and $568, respectively. We expect that this source of revenue will continue to account for a majority of our revenue in the future.

Ancillary Services

Currently, logistic services provided on campus, including cafeteria, cleaning, and security, are provided by salaried personnel hired by each school. In December 2019, the Company established Wenzhou Lilong Logistics Services Co., Ltd., in order to take over such logistic services. Logistic services offered at Ouhai Art School are currently being transitioned to Lilong and we are planning on transitioning such services in all of our other schools and tuition centers as well. We also expect to provide such logistic services to non- affiliated schools in the future.

Research and Development

We have strong research and development capabilities and have devoted significant resources developing our courses and innovative teaching methods and materials. In addition, for primary and secondary schools, we encourage our teachers to develop, update and improve our curricula and course materials based upon the latest official government curricula for each of our subjects as well as on students’ needs and preferences. For other programs, we encourage our teachers to do the same based upon the teaching goal of a specific course or program and on students’ needs and preferences.

For our primary and secondary programs, the development process for our curricula and course materials is based on meeting the requirements of national and local teaching content and criteria, taking into consideration of the latest examination requirements, but also analyze new educational needs and trends. For Ouhai Art School, we also place emphasis on the development of our students’ skills and knowledge in art and music, offering more art and music courses. For repeater programs, we focus on all the subjects and courses that the students are participating in, emphasizing the examination requirements. For other tutorial programs and courses, our curricula and materials are developed to meet the specific goals of that program/course. As our students’ academic ability levels vary widely, our curricula are designed with the flexibility to address a particular class or a particular student’s strengths and weaknesses. Our teachers also implement and revise the curricula based on feedback from the classroom.

Leveraging our strong research and development capacities, specifically for non-English foreign language, from 2012 to 2019, we have published 13 textbooks for Spanish, German, and French studies, covering areas such as vocabulary, grammar, and examination-oriented content.

We also regularly evaluate, update and improve course materials based upon student performance and feedback from teachers, students and parents, typically performed before every semester.

Additionally, Qinshang provides online remote lessons for students through our mobile learning application, gaining access to our standard lessons and tests dataroom with pushed pre-recorded video explanations, as well as customized learning solutions designed by our platform’s artificial intelligent program. Currently, we are utilizing platform and application offered by a third party. We have tested multiple versions and demos internally, and we expect the development of our own platform and application to be completed and be put in use by January 2021.

Marketing

We employ various methods in marketing our schools, our tutorial centers and our services. We take measures to increase word-of-mouth referrals which have been key to bringing in new students and building our brands. In addition, we also advertise via our social media accounts (primarily Wechat) and our websites, and post advertisement posters on school campuses and other areas with high traffic of our target students, especially during student recruiting seasons.

Referrals. Word-of-mouth referrals by former and current students and their families have historically been a very significant source of student enrollment. We actively work with our alumni and current students to encourage them to recommend our programs to potential students. We believe that our student enrollment will continue to benefit from referrals by our extensive network of alumni and families, many of whom have enjoyed pleasant and satisfactory learning experiences and achieved their study goals at our schools and tutorial centers.

Social media and traditional media advertising. We maintain several official accounts with the most used social media in China, WeChat, China’s largest social media mobile application as of March 31, 2020. We regularly post updates and news about our schools and tutorial centers on our official WeChat accounts. Currently, our 14 WeChat accounts have an aggregate of 66,309 followers. We also selectively post advertisement on university school campuses in their cafeteria and dormitory areas, as well as other areas with high traffic of our target students, such as newsstands.

Promotional events. From time to time, especially during student recruiting seasons in May and June, we visit daycares and kindergartens or organize in-person promotional and recruiting events so that prospective students and their parents can learn more about our schools, tutorial centers, programs, teachers and services. Prospective students and their parents would be able to meet and interact with our teachers and staff, and ask questions about our schools and tutorial centers.

Competition

The premium private primary and secondary educational services market in China is rapidly evolving, highly fragmented and competitive. The total number of premium private primary and secondary schools in the Yangtze River Delta area has increased steadily, from around 300 in 2015 to around 400 in 2019. The proportion of students in premium private primary and secondary schools against the total number of students in primary and secondary schools also increased from 21.6% to 23.2% during the same period. However, according to the Industry Report, the top five providers together only represented 17.1% of the market share in terms of student enrollments, while the Company’s primary and secondary student enrollments in 2019 represented only 0.3% market share in the premium private primary and secondary education market in Yangtze River Delta. Because the market share of private primary and secondary schools is relatively small compared to that of public schools, our primary competitors are public primary and secondary schools in areas where we recruit our students. We also expect to face competition from primary and secondary schools, both private and public, located in other geographic regions where we plan to expand our network of primary and secondary schools.

China’s non-English foreign language training services market is extremely fragmented as well with the top five providers only accounting for 5.7% of the market in 2019. On the other hand, China’s Spanish training services market is also fragmented. In 2019, the top three providers together represented approximately 5.9% market share in terms of revenue, and we are the second largest Spanish training provider in China, according to the Industry Report, with approximately a 2.0% market share.

Zhejiang’s Gaokao repeater market is relatively concentrated with the top five providers accounting for approximately 41.9% of the market in 2019. We are the third largest provider in terms of student enrollments in Zhejiang in 2019, according to the Industry Report, with approximately a 4.1% market share.

We believe that the competition in the primary and secondary educational services market, the non-English foreign language services market and the Gaokao repeater market is generally based on brand, student academic performance, parent satisfaction, quality of teachers, campus size, locations, cost of rent, and tuition fees. We expect competition to persist and intensify. We believe that we are able to compete effectively because of our strong brand recognition and track record. However, some of our existing and potential competitors, especially public schools, may have access to resources that we do not have. Some of these competitors, particularly public schools, have governmental support in forms of government subsidies and other payments or fee reductions. These competitors may devote greater resources, financial or otherwise, than we can to student recruitment, campus development and brand promotion and respond more quickly than we can to changes in student demands and market needs. See “Risk Factors—Risks Related to Our Business— We face intense competition in the PRC education sector, which could lead to adverse pricing pressure, reduced operating margins, loss of market share, departure of qualified teachers and increasing capital expenditure.”

Facilities

Currently, each of Chongwen Middle School and Ouhai Art School owns the buildings and land on which their respective campuses are located, totaling an aggregate gross floor area (GFA) of 21,219.2 square meters and 26,410 square meters of land in Wenzhou city, Zhejiang province, China.

For our tutorial school campuses and offices, we currently lease properties with a total combined gross floor area and site area of approximately 10,517 square meters in Wenzhou and Hangzhou in Zhejiang province, and Shanghai, from various non-related entities or grant of use from the local government.

The below table sets forth a summary of our facilities:

No.	Company	Lease (L)/ Own (O)	Lease Amount	Area	Location	Lease Term
1	Chongwen Middle School	O	N/A	Land area: 108,317 sq ft GFA: 141,858 sq ft	Longwan District, Wenzhou City	N/A
2	Ouhai Art School	O	N/A	Land area: 141,616 sq ft GFA: 81,672 sq ft	Ouhai District, Wenzhou City	Until December 29, 2047
3	Yangfushan Tutorial	L	$109,297/year subject to annual increase	GFA: 51,071 sq ft	Ouhai District, Wenzhou City	April 1, 2019-March 31, 2029
4	Hongkou Tutorial	L	$4,185/month	GFA: 4,340 sq ft	Hongkou District, Shanghai	February 1, 2020-January 31, 2023
5	Hongkou Tutorial	L	$93,478/year	GFA: 10,689 sq ft	Yangpu District, Shanghai	April 1, 2019-August 30, 2021
6	Hongkou Tutorial	L	$29/half day for classroom; $431/month for office	GFA: 3,767 sq ft	Hongkou District, Shanghai	September 1, 2020-August 31, 2023
7	Hongkou Tutorial	L	$127 each classroom/day	Classroom reservation with daily rate	Hongkou District, Shanghai	January 1, 2017-December 31, 2020
8	Hongkou Tutorial	L	$1,338/month with 8% increase per year after 2 years	GFA: 549 sq ft	Hongkou District, Shanghai	March 17, 2019-March 16, 2021
9	Hangzhou Jicai	L	4/20/2019 to 4/19/2021: $17,728/month 4/20/2021 to 6/19/2022: $18,619/month	GFA: 11,540 sq ft	Xiacheng District, Hangzhou	April 20, 2017-June 19, 2022
10	Shanghai Jicai	L	03/15/2019 to 01/14/2020: $18,212/month 01/15/2020 to 01/14/2022: $19,123/month 01/15/2022 to 01/14/2023: $20,070/month	GFA: 8,963 sq ft	Xuhui District, Shanghai	March 15, 2019-March 31, 2023
11	Shanghai Jicai	L	$5,321/month	GFA: 3,984 sq ft	Huangpu District, Shanghai	August 1, 2016-July 31, 2023
12	Shanghai Jicai	L	$3,896/month	GFA: 2,391 sq ft	Yangpu District, Shanghai	June 1, 2017-May 31, 2025

No.	Company	Lease (L)/ Own (O)	Lease Amount	Area	Location	Lease Term
13	Shanghai Jicai	L	$5,083/month	GFA: 2,274 sq ft	Pudong District, Shanghai	April 1, 2020-March 31, 2022
14	Zhouzhi Culture	L	03/15/2019 to 01/14/2020: $13,166/month 01/15/2020 to 01/14/2022: $13,824/month 01/15/2022 to 01/14/2023: $14,509/month	GFA: 6,479 sq ft	Hongkou District, Shanghai	March 15, 2019-January 14, 2023
15	Qinshang Education	L	04/01/2020 to 03/31/2022: $19,684/month 04/01/2022 to 03/31/2024: $20,669/month 04/01/2024 to 03/31/2025: $21,692/month	GFA: 9,688 sq ft	Xuhui District, Shanghai	January 1, 2020-March 31, 2025
16	Golden Sun Wenzhou	L	Free	GFA: 269 sq ft	Longwan District, Wenzhou City	October 22, 2018-October 21, 2021
17	Lilong Logistics	L	Free	GFA: 269 sq ft	Longwan District, Wenzhou City	December 2, 2019-December 1, 2022
18	Gongyu Education	L	Rent free until March 31, 2020, and $4,648/month subject to annual increase	GFA: 2,246 sq ft	Xuhui District, Shanghai	January 1, 2020–March 31, 2025
19	Gongyu Education	L	$1,338/month with 8% increase per year after 2 years	GFA: 549 sq ft	Hongkou District, Shanghai	March 17, 2019-March 16, 2021

We have applied for assurance letters from the local regulatory authorities in order to confirm that the land use of all of our schools and tutorial centers has been in compliance with all applicable laws and regulations. While there are risks that the land use will be found illegal due to lack of such assurance and thus buildings will be demolished, we believe that such risks are relatively low for land and buildings for the use of education.

Our Golden Sun Wenzhou and Lilong Logistics locations are leased from the local government free of rent because of local government’s incentives programs For locations we lease, except one location that we pay rent based on frequency of use, all of our current leases contain priority renewal provisions which provide that we have the right of first refusal to renew the lease upon the expiration of the lease term. There is no renewal provision for two locations (Golden Sun Wenzhou and Lilong) that we are granted rights to use for free by the government. Upon the expiration of these grants, depending on the then operating situation of these locations, both for office use only, we may negotiate with the government for renewal or to move offices. We do not expect any material disruption to our operations for either option.

Employees

We had 478, 523, 541 and 542 employees as of September 30, 2018, 2019, and 2020 and as of December 1, 2020, respectively. The majority of our employees are full-time and have signed employment agreements for two to three years, which are being renewed with substantially same terms upon the employee passing the end-of-contract evaluation. The following table sets forth the numbers of our employees, categorized by function as of December 1, 2020.

	As of September 30, 2018	As of September 30, 2019	As of September 30, 2020	As of December 1, 2020
Teachers	316	327	279	279
Cafeteria and dining hall staff	16	30	45	44
Student living staff	29	29	29	29
Security and safety staff	6	7	7	7
Technology staff	0	1	15	17
Management and Administrative staff	111	129	166	166
Total	478	523	541	542

As required by PRC laws and regulations, we participate in various employee social security plans for part of our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries as well as performance-based bonuses. However, we did not make adequate social insurance and housing fund contributions for all employees as required by PRC regulations. None of our employees are represented by any collective bargaining arrangements, and we consider our relations with our employees to be good.

Intellectual Property

As of the date of this prospectus, we hold six trademarks and we are currently applying for five trademarks with the Trademark Office of SAIC in China.

Shanghai Jicai holds seven copyrights to various textbooks that have been developed internally and provide a basis for improving the quality of our educational services. Our strategic plan calls for continued and extensive investment in maintaining and expanding these assets.

We have also registered 12 domain names with the China Internet Network Information Center.

To protect our intellectual properties, we rely on a combination of trademark, copyright and trade secret laws. From time to time, we are required to obtain licenses with respect to course materials owned by third parties for our educational services, in particular for our international program which requires foreign-language educational materials.

Insurance

We maintain insurance to cover students and teachers’ medical expenses for injuries they might sustain at our school. We also maintain insurance to cover our liability should any injuries occur at our schools and tutorial centers. We do not maintain property insurance for our school and tutorial center facilities and vehicles, business interruption insurance, product liability insurance or key-man life insurance. See “Risk Factors—Risks Relating to Our Business and Industry—We have limited insurance coverage with respect to our business and operations.” We consider our insurance coverage to be in line with that of other private primary and secondary education providers and other tutorial services providers of a similar scale in the respective areas in China.

Legal Proceedings

From time to time, we are subject to legal proceedings, investigations and claims incidental to the conduct of our business. We are not currently a party to any legal proceeding or investigation which, in the opinion of our management, is likely to have a material adverse effect on our business, financial condition or results of operations.

Seasonality

We do not experience seasonality in our overall operations.

The Impact of COVID-19

There has been an outbreak of COVID-19 that was first reported in Wuhan, Hubei province, in December 2019, and was declared a pandemic by the World Health Organization in March 2020. COVID-19 significantly disrupted travel and the local economy across the PRC. In order to contain the COVID-19 outbreak, the MOE issued a notice in February 2020, which, among other things, postponed the commencement of the spring semester for 2019/2020 school year for all universities, middle and high schools, elementary schools and kindergartens in the PRC, and encouraged the proliferation of online teaching. It further stipulated that all training service providers in the PRC are required to temporarily cease providing offline training services to students until authorized by the provincial education bureaus.

Accordingly, we postponed the commencement of the spring semester of all of our schools and tutorial centers. We interactively took measures to ensure teaching goals can be achieved, such as training our teachers to conduct classes online. The impact of COVID-19 varied depending on the teachers, students, and the method of teaching and learning before COVID-19.

The outbreak did not have significant impact on our results of operations and financial conditions for our primary and secondary schools, because we provided remote education to those students. We encountered minimal negative impact, including, among other things, the impact from a reduction of room and boarding fees we would have charged from February to April 2020.

The outbreak had a significant negative impact on our tutorial education services, however, for the six months ended March 31, 2020. Our regular foreign language training program revenue decreased by 16% (or approximately $0.6 million, from $3.9 million for the same period of 2019 to $3.3 million in 2020) due to restrictions on in-person tutorial session.

We also adjusted our marketing strategy to address the needs of our students. For example, because the results of learning might have been negatively affected by the outbreak, and thus, students expect that the outcome of their Gaokao and Zhongkao results will not be satisfactory or ideal, more students have been inquiring into our repeater programs. Hongkou Tutorial therefore has strengthen the marketing efforts to recruit more repeater students. Additionally, anticipating that may students may have to alter or postpone overseas study plans, we also strengthened our efforts to recruit students for language preparation courses inside China, rather than targeting sending those students overseas for language preparation. For our non-English foreign language programs, we have successfully migrated more than 100 courses online, reduced our physical classroom area to cut rent, integrated departments to improve efficiency and reduced unnecessary costs.

Given the gradual decline in the number of newly confirmed COVID-19 cases in China in March 2020, the business activities in China have started to resume. As such, we have re-opened all of our schools and tutorial centers by May 2020. To facilitate the re-opening of our schools and tutorial centers, based on each school’s situation and learning environment, we have formulated and implemented COVID-19 response measures, including: (i) setting up disease prevention and control task force and laying out detailed policies and actions in preparation of reopen; and (ii) taking proactive measures to ensure the health of our teachers and students, including establishing students’ and teachers’ health files, educating and reinforcing personal hygiene measures, disinfecting and improving ventilation on campus, strictly enforcing 14-day isolation for those who traveled, stockpiling personal protective equipment, setting up temporary isolation location for those who have fever, staggering arrival and departure time for students, temperature check, and refraining from organizing gatherings.

Our management will continue to assess the financial impact, including potential impairment of the Company’s tangible and intangible assets. In addition, we may face challenges if COVID-19 resurges in the areas our schools and tutorial centers locate and are forced to shut down again for an extended period of time, which may impact the operation of our business and financial performance in the fiscal year ending September 30, 2020. Please see “Risk Factors — We face risks related to health epidemics, natural disasters, or terrorist attacks in China.” in this prospectus for more details.

REGULATIONS

REGULATION

As we operate our business solely in China, we are subject to a variety of PRC laws, rules and regulations across a number of aspects of our business. This section summarizes the principal PRC laws, rules and regulations relevant to our business and operations.

Regulations Related to Private Education

1. Education Law of PRC

On March 18, 1995, the National People’s Congress of the PRC, enacted the Education Law of PRC, or the Education Law, which was amended on August 27, 2009 and further amended on December 27, 2015. The Education Law sets forth provisions relating to the fundamental education systems of the PRC, including a school education system comprising infant school education, primary education, secondary education and higher education, a system of nine-year compulsory education, a national education examination system, and a system of education certificates. The Education Law stipulates that the state shall encourage enterprises, institutions, mass associations, other social organizations and private citizens to establish schools and other educational institutions in accordance with the law.

2. Law for Promoting Private Education of PRC

On December 28, 2002, the Standing Committee of the National People’s Congress, promulgated the Law for Promoting Private Education of PRC, or the Law for Promoting Private Education and was later amended on December 29, 2018. Pursuant to the Law for Promoting Private Education, with regard to privately-run schools, the State applies the principles of enthusiastic encouragement, vigorous support, correct guidance, and administration according to law. The sponsors of privately-run schools may establish non-profit or for-profit privately-run schools at their own discretion. However, they shall not establish for-profit privately-run schools providing mandatory education. The sponsor of a non-profit privately-run school shall not gain proceeds from school running, and the cash surplus of the school shall be used for school running. The sponsor of a for-profit privately-run school may gain proceeds from school running, and the cash surplus of the school shall be disposed of in accordance with the Company Law and other relevant laws and administrative regulations. As of the date of this prospectus, among all of our schools and tutorial centers, Hangzhou Jicai is a for-profit privately-run school, and Chongwen Middle School, Ouhai Art School, Yangfushan Tutorial, Shanghai Jicai and Hongkou Tutorial are not-for-profit privately-run schools.

Furthermore, according to Art. 38 of the Law for Promoting Private Education, the items and rates of fees to be charged by privately-run schools shall be determined according to the cost of running a school, market demand and other factors and made available to the public. They are subject to the supervision by the relevant authority. The measures for the collection of fees by non-profit privately-run schools shall be formulated by the governments of respective provinces, autonomous regions and centrally-administered municipalities; the charging criteria of for-profit privately-run schools are subject to market regulation and shall be determined by the schools themselves.

3. Implementation Rules for the Law for Promoting Private Education of PRC and Its Revised Draft

On March 5, 2004, the PRC State Council promulgated the Implementation Rules for the Law for Promoting Private Education of PRC. According to the implementation rules, any social organizations or individuals, except the state governments, may run non-state schools of different types and levels with non-state financial funds, but may not run any special natured non-state schools engaging in military, police or political education.

On August 10, 2018, the Ministry of Justice announced Implementation Rules for the Law for Promoting Private Education of PRC (Revised Draft) (Draft for Review) for public comments. The draft for review stipulates that the establishment of private training and education institutions that enroll school-age children and adolescents in kindergartens, primary and secondary schools, and implement other cultural and educational activities related to school cultural education courses or related to entrance examinations and examinations shall be examined and approved by the education administrative department of the government at or above the county level in accordance with the Article 12 of the Law for Promoting Private Education. Establishing private training and educational institutions that implement education and teaching activities that contribute to the improvement of quality and personality development such as language ability, art, sports, and technology, as well as private training and educational institutions that carry out cultural education and non-academic continuing education for adults, can apply directly for registration as a legal person. However, such private training and/or educational institutions are not allowed to carry out the above-mentioned cultural and educational activities that require the approval of the educational administrative department. In addition, non-profit private schools shall not be controlled by means of mergers and acquisitions, franchise chains, agreement control, etc., in such a manner that is considered to be operated by a holding company.

4. Several Opinions of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education

On December 29, 2016, the State Council issued the Several Rules of the State Council on Encouraging the Operation of Education by Social Forces and Promoting the Healthy Development of Private Education (Guofa [2016] No. 81), which aims to ease the access to the operation of private schools and encourages social forces to enter the education industry. The rules also provide that each level of the PRC government shall increase their support for the private schools in terms of financial investment, financial support, funding policy, preferential tax treatments, land policies, fee policies, autonomy operation, protection of the rights of teachers and students, etc.

5. Implementation Regulations on Classification Registration of Private Schools

On December 30, 2016, the Ministry of Education (MOE), the Ministry of Civil Affairs (MCA), the State Administration for Industry and Commerce (currently known as the State Administration for Market Regulation) (SAIC), the Ministry of Human Resources and Social Security (MOHRSS), and the State Commission Office of Public Sectors Reform (SCOPSR) jointly issued the Implementation Rules on the Classification Registration of Private Schools (Jiaofa [2016] No. 19). If a private school established before promulgation of the Amendment chooses to register as a non-profit school, it shall amend its articles of association, continue its operation and complete the new registration process. If such private school chooses to register as a for-profit school, it shall conduct financial liquidation process, acquire the property rights of its assets such as lands, school buildings, and have its net balance examined by relevant government authorities. It shall also pay up relevant taxes, apply for a new Permit for Operating a Private School, re-register the for-profit school as a corporation and continue its operation. Specific provisions regarding the above registrations are yet to be introduced by PRC government at the Province level. As of the date of this prospectus, the local government where the schools under the Company’s control are located have not issued local regulations on how to implement these regulations. The Company intend to register and keep the status of non-profit for Chongwen Middle School and Ouhai Art School, and intend to register Yangfushan Tutorial, Hongkou Tutorial, Hangzhou Jicai, and Shanghai Jicai as for-profit.

6. Teachers Law of the People’s Republic of China

On October 31, 1993, the standing Committee of the National People’s Congress promulgated the Teachers Law of the People’s Republic of China (“Teachers Law”), which became effective on January 1, 1994, and was amended on August 27, 2009. According to the Teachers Law, China institute a system of qualifications for teachers, the qualifications for teachers in primary and middle schools shall be evaluated and approved by the administrative departments of education under the local people’s governments at or above the county level. Besides, Schools and other institutions of education shall gradually institute a system of appointment for teachers. Appointment of teachers shall be based on the principle of equality between both parties. The school and the teacher shall sign an appointment contract defining each other’s rights, obligations and responsibilities.

7. Local Regulations related to Private Education in Shanghai

On December 26, 2007, local government of Shanghai issued Implementation Opinions on Promoting the Healthy Development of Private Education. This Implementation Opinions provide guidance for the development of local private education. For example, this Implementation Opinions (1) details the implementation of classified management for profit/non-profit institutions and designates multiple government departments to jointly promote this work; (2) details the tuition reform arrangements, and clarifies that the charging standards of for-profit private schools are determined by the schools themselves; (3) emphasizes that private schools should pay social insurance premiums and housing provident funds for teachers and staff in full in accordance with the law. Besides, this Implementation Opinions also arranged specific work in other areas and designated corresponding responsible government agencies.

On December 18, 2017, The Shanghai Municipal Education Commission and other three institutions jointly issued the Standards for the Establishment of Private Training Institutions in Shanghai, The Measures for the Administration of For-profit private Training Institutions in Shanghai and the Measures for the Administration of Non-profit Private Training Institutions in Shanghai, which took effect on January 1, 2018.

According to the Standards for the Establishment of Private Training Institutions in Shanghai, the establishment of a privately-run training institution in Shanghai shall meet the following basic conditions : (1) having organizers who meet the requirements of relevant laws, regulations and normative documents.; (2) having a lawful name, a standardized article of association and a necessary organizational structure; (3) having an internal management system that meets the requirements of relevant laws, regulations and rules.; (4) having the legal representative, the President (the person in charge of administration) and the main managerial personnel who meet the prescribed qualifications for the post; (5) having a contingent of teachers suitable for the type, level and scale of training; (6) having funds matching the training programs offered; (7) having premises, facilities and equipment suitable for the training program and the scale provided; (8) having a curriculum (training) plan and teaching materials corresponding to the training program offered; (9) other conditions prescribed by laws, regulations and rules.

In addition, in view of the for-profit private training institutions and non-profit private training institutions, The Measures for the Administration of For-profit private Training Institutions in Shanghai and the Measures for the Administration of Non-profit Private Training Institutions in Shanghai make specific provisions respectively from aspects of recruiting students, collect fees, teaching activities, teachers’ personnel, assets and financial management, security management. Among them, the Measures for the Administration of Non-profit Private Training Institutions in Shanghai has made special provisions on the requirements of related training activities in the stage of compulsory education.

8. Local Regulations related to Private Education in Zhejiang

In 2018, Zhejiang province completed the construction of a new policy system for private education, including an overall guideline issued by the Zhejiang provincial government and seven supporting specific regulations. On December 26, 2017, Zhejiang Provincial government issued the Implementation Opinions on Encouraging Social Forces to Set up Education and Promoting the Healthy Development of Private Education, which stipulated in principle the development of private education from 21 aspects, including the classified management of for-profit private schools and non-profit private schools. Corresponding to this, government agencies under the provincial government have specifically formulated seven supporting local rules, including “Implementation Measures for the Change of Registration Types of Existing Private Schools”, “Measures for the Financial Settlement of Private Schools”, “Implementation Measures for Public Finance to Support the Development of Private Education”, “Implementation Measures for the Implementation of the Autonomy of Private Schools”, “Implementation Measures for the Construction of the System of Faculty Development in Private Schools “, “Measures for Financial Management of Private Schools” and “Measures for Information Disclosure and Information Management of Private Schools.”

Regulations Relating to Foreign Investment

1. Foreign Investment Law of PRC

On March 15, 2019, the National People’s Congress approved the Foreign Investment Law of PRC, or the Foreign Investment Law, which replaces the Sino-foreign Joint Ventures Law of PRC, the Sino-foreign Cooperative Enterprises Law of PRC and the Foreign Investment Enterprise Law of PRC.

The Foreign Investment Law aims to further open up and expand the Chinese market, promote foreign investment and protect the legitimate rights and interests of foreign investors. The Foreign Investment Law defines the foreign investment as direct or indirect investment by foreign investors in China. It includes the following categories: (i) foreign investors alone or jointly with other investors establish a foreign investment enterprise in China; (ii) foreign investors acquire shares, equity, property shares or other similar rights and interests in Chinese domestic enterprises; (iii) foreign investors alone or jointly with other investors invest in new projects in China; and (iv)legal and administrative investment in other ways specified by regulations or the State Council.

The Foreign Investment Law stipulates the pre-access national treatment and negative list management system for foreign investment. Under the Pre-entry National Treatment, foreign investors enjoy at least the same level of market access to investment with domestic investors. The Negative List refers to the special administrative measures required by the government to implement foreign investment in certain industries. The Negative List stipulates that foreign investors are not allowed to invest in industries where investment is prohibited. The Negative List also stipulates industries where investment is restricted, and foreign investors should meet the relevant stipulated conditions. China grants national treatment to foreign investment outside of the negative list. The Negative List shall be approved by the State Council and published after approval.

The Foreign Investment Law stipulates that the PRC government shall not expropriate or requisition the investment of foreign investors, except under special circumstances in accordance with the existing law and regulations. In case of expropriation or requisition, statutory procedures shall be followed, and fair and reasonable compensation shall be made in a timely manner. Foreign investors may, according to the present law and regulations, freely remit into or out of China, in RMB or any other foreign currency, their capital contributions, profits, capital gains, income from asset disposal, intellectual property royalties, lawfully acquired compensation, indemnity or liquidation income, etc., within the territory of China. The PRC government shall protect the intellectual property of foreign investors and foreign-funded enterprises, as well as the legitimate rights and interests of intellectual property obligees and relevant obligations.

2. Implementation Regulations for the Foreign Investment Law of PRC

On December 26, 2019, the State Council promulgated the Implementation Regulations for the Foreign Investment Law of the People’s Republic of China, which stipulate implementation measures and detailed rules to ensure the effective implementation of the Foreign Investment Law.

3. Industry Guidelines on Encouraged Foreign Investment (Edition 2019)

On June 30, 2019, the Ministry of Commerce and the National Development and Reform Commission jointly promulgated the Industry Guidelines on Encouraged Foreign Investment (Edition 2019), which provides that non-educational vocational training institutions belong to the encouraged category. As of the date of this prospectus, Jicai Tutorial, Yangfushan Tutorial and Hongkou Tutorial belong to the encouraged category.

4. Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2020)

On June 23, 2020, the Ministry of Commerce and the National Development and Reform Commission jointly promulgated the Special Administrative Measures (Negative List) for Foreign Investment Access (Edition 2020)which stimulate that pre-school education, ordinary high school and higher education institutions are subject to Sino-foreign cooperative education, and must be led by the Chinese Party (the president or the chief executive shall have Chinese nationality, and the Chinese Party shall comprise not less than half of the council, board or joint administrative committee).

It is prohibited to invest in mandatory education institutions or religious education institutions. Furthermore, training business is not on the Negative List (Edition 2020).

Ouhai Art School is a mandatory education institution, and therefore, it is prohibited from receiving foreign investment. Neither we nor our subsidiaries own any share in Ouhai Art School. Instead, we control and receive the economic benefits of Ouhai Art School’s business operations through a series of VIE Agreements.

Regulations Related to Intellectual Property Rights

1. Trademark

The SCNPC adopted The Trademark Law of PRC in 1982 and revised it in 1993, 2001, 2013 and 2019 respectively, with its implementation rules adopted in 2002 and revised in 2014 by the State Council. The PRC Trademark Office of the State Administration for Industry and Commerce, currently known as PRC State Intellectual Property Office of the State Administration for Market Regulation, or the Trademark Office, handles trademark registrations and grants a protection term of ten years to registered trademarks which may be renewed for consecutive ten-year periods upon request by the trademark owner. The PRC Trademark Law has adopted a ‘first-to-file’ principle with respect to trademark registration. Where a trademark for which a registration has been made is identical or similar to another trademark which has already been registered or been subject to a preliminary examination and approval for use on the same kind of or similar commodities or services, the application for registration of such trademark may be rejected. Any person applying for the registration of a trademark may not prejudice the existing right first obtained by others, nor may any person register in advance a trademark that has already been used by another party and has already gained a ’sufficient degree of reputation’ through such party’s use.

2. Patents

The SCNPC adopted the Patent Law of PRC in 1984 and amended it in 1992, 2000 and 2008, respectively. A patentable invention, utility model or design must meet three conditions, namely novelty, inventiveness and practical applicability. Patents cannot be granted for scientific discoveries, rules and methods for intellectual activities, methods used to diagnose or treat diseases, animal and plant breeds or substances obtained by means of nuclear transformation. The Patent Office under the State Intellectual Property Office is responsible for receiving, examining and approving patent applications. A patent is valid for a twenty-year term for an invention and a ten-year term for a utility model or design, both starting from the application date. Except under certain specific circumstances provided by law, any third-party user must obtain consent or a proper license from the patent owner to use the patent, otherwise the use will constitute an infringement of the rights of the patent holder.

3. Copyright

The SCNPC adopted The Copyright Law of PRC in 1982 and revised it in 2010. Work of Chinese citizens, legal persons or other organizations shall enjoy copyright pursuant to this Law regardless of whether they are published. Work shall include literature, art and natural science, social science, engineering and technical work created in the following forms: (1) Written works; (2) Oral works; (3) Musical, dramatic, opera, dance, acrobatic artistic works; (4) Art, architectural works; (5) Photographic works;(6) Film work and work created using methods similar to film making; (7) Graphic works and model works such as engineering design plan, product design plan, map, schematic diagram, etc.; (8) Computer software; and (9) Any other work stipulated by laws and administrative regulations. Persons who have committed the infringement acts shall bear civil liability to stop the infringement, eliminate the impact, make apologies, compensate losses, etc., in accordance with the circumstances.

4. Domain Name

The Ministry of Industry and Information Technology promulgated the Administrative Measures on Internet Domain Names in 2017. Pursuant to such measures, the Ministry of Industry and Information Technology is in charge of the overall administration of domain names in China. Domain name registration services shall in principle implement “first apply first register”. A domain name applicant will become the domain name holder upon the completion of the application procedure.

Regulations Related to Employment

On June 29, 2007, the SCNPC, adopted the Labor Contract Law of PRC, or the Labor Contract Law, which became effective as of January 1, 2008 and was revised in 2012. The Labor Contract Law requires employers to enter into written contracts with their employees, restricts the use of temporary workers. Pursuant to the Labor Contract Law, employment contracts lawfully executed prior to the implementation of the Labor Contract Law and continuing as of the date of its implementation will continue to be performed. Where an employment relationship was established prior to the implementation of the Labor Contract Law but no written employment contract was concluded, a contract must be concluded within one month after the Labor Contract Law’s implementation. All PRC enterprises are generally required to implement a standard working time system of eight hours a day and forty hours a week, and if the implementation of such standard working time system is not appropriate due to the nature of the job or the characteristics of business operation, the enterprise may implement a flexible working time system or comprehensive working time system after obtaining approvals from the relevant authorities. According to the Social Insurance Law promulgated by SCNPC effective from July 1, 2011, Regulation of Insurance for Work-Related Injury, Provisional Measures on Insurance for Maternity of Employees, Regulation of Unemployment Insurance, Decision of the State Council on Setting Up Basic Medical Insurance System for Staff Members and Workers in Cities and Towns, Interim Regulation on the Collection and Payment of Social Insurance Premiums and Interim Provisions on Registration of Social Insurance, an employer is required to contribute the social insurance for its employees in China, including the basic pension insurance, basic medical insurance, unemployment insurance, maternity insurance and injury insurance. Under the Regulations on the Administration of Housing Funds, promulgated by the State Council on April 3, 1999 and as amended on March 24, 2002, an employer is required to make contributions to a housing fund for its employees. We participate in various employee social security plans for part of our employees that are administered by local governments, including housing, pension, medical insurance and unemployment insurance. We compensate our employees with basic salaries as well as performance-based bonuses. However, we did not make adequate social insurance and housing fund contributions for all employees as required by PRC regulations. See “Risks Related to Our Business—Failure to make adequate contributions to various employee benefit plans as required by PRC regulations may subject us to penalties.”

Regulations Related to Foreign Exchange

From 2012, SAFE has promulgated several circulars to substantially amend and simplify the current foreign exchange procedure. Pursuant to these circulars, the opening of various special purpose foreign exchange accounts, the reinvestment of RMB proceeds by foreign investors in the PRC and remittance of foreign exchange profits and dividends by a foreign-invested enterprise to its foreign shareholders no longer require the approval or verification of SAFE. In addition, domestic companies are no longer limited to extend cross-border loans to their offshore subsidiaries but are also allowed to provide loans to their offshore parents and affiliates and multiple capital accounts for the same entity may be opened in different provinces. SAFE also promulgated the Circular on Printing and Distributing the Provisions on Foreign Exchange Administration over Domestic Direct Investment by Foreign Investors and the Supporting Documents in May 2013, which specifies that the administration by SAFE or its local branches over direct investment by foreign investors in the PRC shall be conducted by way of registration and banks shall process foreign exchange business relating to the direct investment in the PRC based on the registration information provided by SAFE and its branches. In February 2015, SAFE promulgated SAFE Circular 13, which took effect on June 1, 2015. SAFE Circular 13 delegates the power to enforce the foreign exchange registration in connection with inbound and outbound direct investments under relevant SAFE rules from local branches of SAFE to banks, thereby further simplifying the foreign exchange registration procedures for inbound and outbound direct investments.

SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming the Administration of Foreign Exchange Settlement of Capital of Foreign-invested Enterprises (the “Circular 19”), effective on June 1, 2015, in replacement of SAFE Circular 142 (the Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises. According to Circular 19, the flow and use of the RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company is regulated such that RMB capital may not be used for the issuance of RMB entrusted loans or the repayment of inter-enterprise loans or the repayment of banks loans that have been transferred to a third party. Although Circular 19 allows RMB capital converted from foreign currency-denominated registered capital of a foreign-invested enterprise to be used for equity investments within the PRC, it also reiterates the principle that RMB converted from the foreign currency-denominated capital of a foreign-invested company may not be directly or indirectly used for purposes beyond its business scope. Thus, it is unclear whether SAFE will permit such capital to be used for equity investments in the PRC in actual practice. SAFE promulgated the Notice of the State Administration of Foreign Exchange on Reforming and Standardizing the Foreign Exchange Settlement Management Policy of Capital Account (the “Circular 16”), effective on June 9, 2016, which reiterates some of the rules set forth in Circular 19, but changes the prohibition against using RMB capital converted from foreign currency-denominated registered capital of a foreign-invested company to issue RMB entrusted loans to a prohibition against using such capital to issue loans to non-associated enterprises. Violations of SAFE Circular 19 or Circular 16 could result in administrative penalties.

On January 26, 2017, SAFE issued the Notice of State Administration of Foreign Exchange on Improving the Check of Authenticity and Compliance to Further Promote Foreign Exchange Control (the “SAFE Circular 3”), which stipulates several capital control measures with respect to the outbound remittance of profit from domestic entities to offshore entities, including (i) under the principle of genuine transaction, banks shall check board resolutions regarding profit distribution, the original version of tax filing records and audited financial statements; and (ii) domestic entities shall hold income to account for previous years’ losses before remitting the profits. Moreover, pursuant to SAFE Circular 3, domestic entities shall make detailed explanations of the sources of capital and utilization arrangements, and provide board resolutions, contracts and other proof when completing the registration procedures in connection with an outbound investment.

Under our current structure, our income will primarily derive from dividend payments from our subsidiaries in China. Even though we may remit the income outside of China, the fluctuation of exchange rate may be a disadvantage to us if RMB depreciates.

Regulations Related to Taxation

1. Enterprise Income Tax

On March 16, 2007, the National People’s Congress enacted the Enterprise Income Tax Law of PRC, or the Enterprise Income Tax Law, while the State Council promulgated the Implementing Rules of the Enterprise Income Tax Law of PRC, or the Implementing Rules on December 6, 2007, both of which became effective on January 1, 2008. The Enterprise Income Tax Law was further amended by SCNPC on February 24, 2017, which stimulates that corporate income tax shall be payable by a resident enterprise for income derived from or accruing in or outside China. Corporate income tax shall be payable by a non-resident enterprise, for income derived from or accruing in China by its office or premises established in China, and for income derived from or accruing outside China for which the established office or premises has a de facto relationship. The corporate income tax shall be at the rate of 25%. The applicable tax rate for income of a non-resident enterprise under the provisions of the third paragraph of Article 3 shall be 20%. Corporate income tax for qualified small profit enterprises shall be at a reduced tax rate of 20%. Corporate income tax for key advanced and new technology enterprises supported by the State shall be at a reduced tax rate of 15%. On the other hand, the State Administration of Taxation provides certain specific criteria for determining whether the “de facto management body” of a PRC-controlled offshore enterprise is located in China. Simply speaking, the criteria is more focused on substantive rather than format. Pursuant to its Circular 82 of 2009, the criteria to determine “de facto management body” include: (a) the senior management and core management departments in charge of its daily operations function have their presence mainly in the PRC; (b) its financial and human resources decisions are subject to determination or approval by persons or bodies in the PRC; (c) its major assets, accounting books, company seals, and minutes and files of its board and shareholders’ meetings are located or kept in the PRC; and (d) more than half of the enterprise’s directors or senior management with voting rights habitually reside in the PRC. Furthermore, the SAT published Bulletin 45 in September 2011, which provides more guidance on the implementation of the definition and provides for procedures and administration details on determining resident status and administration on post-determination matters. However, the SAT Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups rather than those controlled by PRC individuals or foreign individuals. So far there is no further criteria passed yet and no applicable legal precedents either, therefore it remains unclear how the PRC tax authorities will determine the PRC tax resident treatment of a foreign company controlled by individuals. Under these existing criteria, it is possible that we will be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. If so, it would likely result in unfavorable tax consequences to our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment. Please see “Risk Factors— Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.” for more details.

On August 21, 2006, China and Hong Kong SAR signed the Arrangement between Mainland China and Hong Kong SAR concerning Avoiding Double Taxation and Preventing Tax Evasion on Income. When a Chinese company distributes dividends to Hong Kong residents (beneficiary owners of dividends), if the recipient directly owns at least 25% of the equity interest in the above-mentioned Chinese company, the Chinese withholding tax rate is 5%, otherwise it is 10%.

On October 14, 2019, the State Administration of Taxation promulgated the Announcement of State Taxation Administration on Promulgation of the Administrative Measures on Non-resident Taxpayers Enjoying Treaty Benefits, which stimulate that non-resident taxpayers claiming treaty benefits shall be handled in accordance with the principles of “self-assessment, claiming benefits, retention of the relevant materials for future inspection”. Where a non-resident taxpayer self-assesses and concludes that it satisfies the criteria for claiming treaty benefits, it may enjoy treaty benefits at the time of tax declaration or at the time of withholding through the withholding agent, simultaneously gather and retain the relevant materials pursuant to the provisions of these Measures for future inspection, and accept follow-up administration by the tax authorities.

2. Value-Added Tax

On December 13, 1993, the State Council promulgated the Provisional Regulations on Value-added Tax (VAT) of PRC and revised on November 10, 2008, February 6, 2016, and November 19, 2017. On December 25, 1993, the Ministry of Finance promulgated the Implementation Rules for the Provisional Regulations on Value-added Tax of PRC, which were revised on December 15, 2008 and October 28, 2011. The organizations and individuals engaging in sale of goods or processing, repair and assembly services, sale of services, intangible assets, immovables and importation of goods in the People’s Republic of China shall be taxpayers of VAT, and shall pay VAT pursuant to these Regulations.

On November 16, 2011, the Ministry of Finance and the State Administration of Taxation promulgated the Pilot Plan for Imposition of Value-Added Tax to Replace Business Tax. On March 23, 2016, the Ministry of Finance and the State Administration of Taxation further promulgated the Notice on Fully Promoting the Pilot Plan for Replacing Business Tax by Value-Added Tax, which stimulate that the income from the provision of educational services that is exempt from VAT refers to the income from the provision of academic education services for students participating in the government-designated enrollment plan, including tuition, accommodation, teaching materials, and textbook fees that have been inspected and approved by relevant government agencies and collected in accordance with prescribed standards And examination registration fees, as well as income from catering expenses provided by the school cafeteria. In addition to the above income, the sponsorship fees and school selection fees collected by the school in any name are subject to VAT.

Regulations Related to Company

The Company Law of PRC, or the Company Law was promulgated on December 29, 1993 and revised on December 25, 1999, August 28, 2004, October 27, 2005, December 28, 2013, and October 26, 2018. According to the Company Law, companies are generally divided into two categories: limited liability companies and joint stock limited companies. The Company Law also applies to foreign-invested limited liability companies, but if other relevant laws on foreign investment provide otherwise, those provisions shall be adopted. The Company Law revised in 2013 abolished the general time limit for shareholders to make full capital contributions to the company, unless other relevant laws, administrative regulations and decisions of the State Council may provide otherwise for companies in specific industries. Generally speaking, shareholders can set the time limit for capital contribution by themselves in the company’s articles of association. In addition, the first payment of the company’s registered capital is no longer restricted by the minimum amount, and the company’s business license will no longer record its paid-up capital. In addition, the shareholders’ contribution to the registered capital does not need to be verified by a capital verification agency.

Regulations Related to Property

On March 16, 2007, the National People’s Congress promulgated the Property Law of PRC, or the Property Law, which forbids schools, kindergartens, hospitals and other public institutions and social organizations to mortgage educational facilities, medical and health facilities and other public welfare facilities.

On May 28, 2020, the National People’s Congress promulgated the Civil Code of PRC, or the Civil Code, which will become effective on January 1, 2021. The Civil Code merged and replaced a series of special laws in the field of civil law, including the Property Law. The Civil Code stipulates that non-profit legal persons established for public welfare purposes, such as schools, kindergartens, and medical institutions, shall not mortgage their educational facilities, medical and health facilities and other public welfare facilities. In practice, the Civil Code limits the ban on property mortgages to non-profit private schools. However, since the Civil Code is newly promulgated, its interpretation and implementation may be open to change.

Regulations Related to Dividend Distribution

The principal regulations governing the distribution of dividends paid by WFOEs include the PRC Company Law. Under the PRC Company Law, WFOEs in China may pay dividends only out of their accumulated profits, if any, as determined in accordance with the PRC accounting standards and regulations. In addition, a WFOE in China is required to set aside at least 10% of its after-tax profits based on PRC accounting standards each year to its general reserves until its cumulative total reserve funds reaches 50% of its registered capital. These reserve funds, however, may not be distributed as cash dividends.

Regulations Related to Foreign Exchange Registration of Offshore Investment by PRC Residents

In July 2014, SAFE issued SAFE Circular 37, which regulates foreign exchange matters in relation to the use of SPVs by PRC residents or entities to seek offshore investment and financing or conduct round trip investment in China. Under SAFE Circular 37, an SPV refers to an offshore entity established or controlled, directly or indirectly, by PRC residents or entities for the purpose of seeking offshore financing or making offshore investment, using legitimate domestic or offshore assets or interests, while “round trip investment” refers to the direct investment in China by PRC residents or entities through SPVs, namely, establishing foreign-invested enterprises (namely, Golden Sun Shanghai and Golden Sun Wenzhou) to obtain the ownership, control rights, and management rights of Ouhai Art School. Circular 37 requires that, before making contributions to an SPV, PRC residents or entities are required to complete foreign exchange registration with SAFE or its local branch.

In February 2015, SAFE promulgated SAFE Notice 13. SAFE Notice 13 has amended SAFE Circular 37 by requiring PRC residents or entities to register with qualified banks instead of SAFE or its local branch in connection with their establishment of an SPV.

In addition, pursuant to SAFE Circular 37, an amendment to registration or subsequent filing with qualified banks by such PRC resident is also required if there is a material change with respect to the capital of the offshore company, such as any change of basic information (including change of such PRC residents, change of name, and operation term of the SPV), increases or decreases in investment amount, transfers or exchanges of shares, or mergers or divisions. Failure to comply with these registration requirements as set forth in SAFE Circular 37 and SAFE Notice 13, and misrepresentation on or failure to disclose controllers of foreign-invested enterprises that are established by round-trip investment may result in bans on the foreign exchange activities of the relevant onshore company, including the payment of dividends and other distributions to its offshore parent or affiliates, and may also subject relevant PRC residents to penalties under the Foreign Exchange Administration Regulations of the PRC.

All of our shareholders who are subject to the SAFE Circular 37 have completed the initial registrations with the qualified banks as required by SAFE Circular 37.

Regulations Related to Foreign Debt

As an offshore holding company, we may make additional capital contributions to Golden Sun Shanghai or Golden Sun Wenzhou subject to approval from the local department of commerce and SAFE, with no limitation on the amount of capital contributions. We may also make loans to Golden Sun Shanghai or Golden Sun Wenzhou subject to the approval from SAFE or its local office and the limitation on the amount of loans.

By means of making loans, Golden Sun Wenzhou is subject to the relevant PRC laws and regulation relating to foreign debts. On January 8, 2003, the NDRC, SAFE, and Ministry of Finance, or “MOF,” jointly promulgated the Circular on the Interim Provisions on the Management of Foreign Debts, or the “Foreign Debts Provisions,” which became effective on March 1, 2003, and was partially abolished on May 10, 2015. Pursuant to the Foreign Debts Provisions, the total amount of foreign loans received by a foreign-invested enterprise shall not exceed the difference between the total investment in projects as approved by the MOFCOM or its local counterpart and the amount of registered capital of such foreign-invested enterprise. In addition, on January 12, 2017, the People’s Bank of China, or the “PBOC”, issued the PBOC Circular 9, which sets out the statutory upper limit on the foreign debts for PRC non-financial entities, including both foreign-invested enterprises and domestic-invested enterprises. Pursuant to the PBOC Circular 9, the foreign debt upper limit for both foreign-invested enterprises and domestic-invested enterprises is calculated as twice the net assets of such enterprises. As to net assets, the enterprises shall take the net assets value stated in their latest audited financial statements.

The PBOC Circular 9 does not supersede the Foreign Debts Provisions, but rather serve as a supplement to it. It provides a one-year transitional period from January 11, 2017 for foreign-invested enterprises, during which foreign-invested enterprises, such as Golden Sun Shanghai and Golden Sun Wenzhou, could adopt their calculation method of foreign debt upper limit based on either the Foreign Debts Provisions or the PBOC Circular 9. The transitional period ended on January 11, 2018. Upon its expiry, pursuant to the PBOC Circular 9, the PBOC and SAFE shall re-evaluate the calculation method for foreign-invested enterprises and determine what the applicable calculation method should be. As of the date of this prospectus, neither the PBOC nor SAFE has promulgated and made public any further rules, regulations, notices, or circulars in this regard.

See “Risk Factors—Risks Relating to Doing Business in the PRC—PRC regulation of parent/subsidiary loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from using the proceeds of this offering to make loans or additional capital contributions to our PRC operating subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”

Regulations Related to Social Welfare

Under the Social Insurance Law of the PRC that was promulgated by the SCNPC on October 28, 2010 and came into force as of July 1, 2011, and most recently amended on December 29, 2018, together with other laws and regulations, employers are required to pay basic pension insurance, unemployment insurance, basic medical insurance, employment injury insurance, maternity insurance, and other social insurance for its employees at specified percentages of the salaries of the employees, up to a maximum amount specified by the local government regulations from time to time. On July 20, 2018, the General Office of the State Council issued the Plan for Reforming the State and Local Tax Collection and Administration Systems, which stipulated that the SAT will become solely responsible for collecting social insurance premiums. When an employer fails to fully pay social insurance premiums, relevant social insurance collection agency shall order it to make up for any shortfall within a prescribed time limit, and may impose a late payment fee at the rate of 0.05% per day of the outstanding amount from the due date. If such employer still fails to make up for the shortfalls within the prescribed time limit, the relevant administrative authorities shall impose a fine of one to three times the outstanding amount upon such employer.

In accordance with the Regulations on the Management of Housing Fund which was promulgated by the State Council in 1999 and recently amended in 2019, employers must register at the designated administrative centers and open bank accounts for depositing employees’ housing funds. Employer and employee are also required to pay and deposit housing funds, with an amount no less than 5% of the monthly average salary of the employee in the preceding year in full and on time.

As of the date of this prospectus, our PRC Affiliated Entities comply with the laws and regulations on social insurance and housing fund. Although we are currently in compliance with these laws and regulations, in the event that the relevant authorities determine that we have underpaid in the past two years, our PRC Affiliated Entities may be required to pay outstanding contributions and penalties to the extent they did not make full contributions to the social security and housing provident funds. See “Risk Factors—Risks Relating to Doing Business in the PRC—Our PRC Affiliated Entities did have not made adequate social insurance and housing fund contributions for all employees as required by PRC regulations previously, which may subject us to penalties.”

Regulations Related to Mergers and Acquisitions and Overseas Listings

On August 8, 2006, six PRC governmental and regulatory agencies, including MOFCOM and the CSRC, promulgated the M&A Rules governing the mergers and acquisitions of domestic enterprises by foreign investors, which became effective on September 8, 2006 and was amended on June 22, 2009. The M&A Rules, among other things, require that offshore SPVs that are controlled by PRC companies or individuals and that have been formed for overseas listing purposes through acquisitions of PRC domestic interest held by such PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

Our PRC counsel, Zhong Lun, has advised us that, based on its understanding of current PRC laws, rules, and regulations, and the M&A Rules, the CSRC approval is not required in the context of this offering because: (i) our PRC subsidiaries were established by means of direct investment rather than by a merger with or an acquisition of any PRC domestic companies as defined under the M&A Rules, and was not a PRC domestic company as defined under the M&A Rules, and (ii) no explicit provision in the M&A Rules classifies the respective contractual arrangements among our PRC subsidiaries, our consolidated VIEs and their shareholders as a type of acquisition transaction falling under the M&A Rules. Notwithstanding the above opinion, our PRC counsel has further advised us that uncertainties still exist as to how the M&A Rules will be interpreted and implemented and its opinions summarized above are subject to any new laws, rules, and regulations or detailed implementations and interpretations in any form relating to the M&A Rules. If the CSRC or other PRC regulatory agencies subsequently determine that prior CSRC approval was required, we may face regulatory actions or other sanctions from the CSRC or other PRC regulatory agencies. See “Risk Factors— Risks Relating to Doing Business in the PRC—The approval of the China Securities Regulatory Commission, or the ‘CSRC,’ may be required in connection with this offering under a regulation adopted in August 2006, and, if required, we cannot assure you that we will be able to obtain such approval, in which case we may face sanctions by the CSRC or other PRC regulatory agencies for failure to seek the CSRC approval for this offering.”

MANAGEMENT

Set forth below is information concerning our directors, executive officers, and other key employees.

The following individuals are our executive management and members of the board of directors.

Name	Age	Position(s)
Xueyuan Weng	55	Chairman, Director, Chief Executive Officer
Yunan Huang	42	Chief Financial Officer
Xiaoyi Wang	34	Chief Operating Officer
Kai Lin	39	Chief Technology Officer
Liming Xu	58	Director
Peilin Ji	62	Director
Steve Fu*	48	Independent Director Nominee
Robert Travers*	34	Independent Director Nominee
Wenlong Xia*	47	Independent Director Nominee
Jin’an Li*	42	Independent Director Nominee

*	This individual has indicated his consent to occupy such position upon effectiveness of this registration statement.

The following is a brief biography of each of our executive officers and directors:

Mr. Xueyuan Weng has served as a director of Golden Sun Cayman since its inception in September 2018, the executive director of Golden Sun Wenzhou since October 2018, the chairman of board of supervisors of Chongwen Middle School since August 2018, the executive director of Yinuo Education Technology Co., Ltd., a technology company servicing the education sector since November 2017, the executive director of Gongyu Education since September 2017, the chairman of Golden Sun Hong Kong since June 2017, the executive director of Shanghai Golden Sun Education Technology Co., Ltd., a technology company focuses on the development of education software and computer software, since December 2015, the chairman of the board of supervisors of Ouhai Art School since March 2015, the chairman of Golden Sun Shanghai since November 2013, the supervisor of Wenzhou Kunlong Industrial Co., Ltd., a company that intends to engage in the research and development of educational device and computer software, since April 2010 and the chairman of the board of supervisors of Ouhai Art School since April 2008. Prior to joining the Company, Mr. Weng served as the chairmen of Wenzhou New Thought Education Group from September 2000 to August 2008. He served as the chairman of Wenzhou New Century School from September 1997 to August 2000. Prior to that, he worked at various local middle schools and the local government in Whenzhou from 1986 to 1997. Mr. Weng received and EMBA degree from Macau University of Science and Technology in 2009, an MBA degree from Peking University in 2006 and a bachelor’s degree in Political Science from Wenzhou Teachers College in 1986.

Ms. Yunan Huang has served the chief financial officer of Golden Sun Cayman since September 1, 2020. From July 2010 to December 2019, she served as the deputy general manager and board secretary of Guangdong Guixin Electronics Technology Co., Ltd., a Guangzhou-based semiconductors company. From July 2009 to July 2010, she served as the assistant to the chairman of Qiaojiangnan Co., Ltd., a Beijing-based restaurant services and management company. Ms. Huang received an MBA from the National University of Singapore in 2008, an MBA from Beijing University in 2009, and a bachelor’s degree in international business English from Guangdong University of Foreign Studies. She holds a Certified Management Accountant Certification by the American Institute of Certified Public Accountants and a Chartered Global Management Accountant Certification by the Chartered Institute of Management Accountants.

Ms. Xiaoyi Wang has served as the chief operating officer of Golden Sun Cayman since August 2020. From May 2014 to July 2020, she served as the executive deputy principal of Hongkou Tutorial. From April 2014 to July 2010, she served as the assistant to the principal of Shanghai Huangpu Youth Continuing Education School. Ms. Wang has 10 years of school management experience and is familiar with all aspects of operating a school. She received an MBA from Shanghai International Studies University (“SISU”) in 2018, spending time studying at Halmstad University in Sweden and ESIC Business & Marketing School in Spain and a bachelor’s degree from the SISU in Advertisement (English) in 2010.

Mr. Kai Lin has served as the chief technology officer of Golden Sun Cayman since August 2020. From December 2019 to July 2020, he served as the CTO of Qinshang. From September 2018 to October 2019, he served as the CTO of Shanghai Dianjin Pingchang Financial Information Services Co., Ltd., a Shanghai-based financing company focused on automotive financing. From September 2015 to September 2018, Mr. Lin served as the director of technology of Shanghai Hongjiang Group Co., Ltd., a Shanghai-based asset management company. Mr. Lin has 17 years of information technology experience and is familiar with all aspects of development of internet products and software development. He received a bachelor’s degree in computer control and application from Beijing Technology University in 2003.

Mr. Liming Xu has served as the Company’s director since November 10, 2020. He has also served as the chairman of the board of directors of Hongkou Tutorial since May 2014. From May 2002 to April 2014, Mr. Xu served as the principal of Shanghai Huangpu Youth Continuing Education School. He has over 35 years of experience as an educator and in managing schools. He received a bachelor’s degree in physics from Jiangxi Normal University in 1984.

Ms. Peilin Ji has served as the Company’s director since November 10, 2020. Since January 2013, she has invested in various companies in the restaurant and education industries. She has been engaging in various investment activities since 2007. Previously, she was the business operator for Shanghai Sports Lottery from January 2004 to September 2006, and Yangpu district night market from February 1987 to December 2003. She graduated from Tongji High School in 1975.

Mr. Steve Fu is an independent director nominee of Golden Sun Cayman. From January 2014 to August 2019, Mr. Fu served as the chief financial officer of Hebron Technology Co., Ltd., a Wenzhou-based NASDAQ listed company engaged in developing, manufacturing and providing customized installation of valves and pipe fittings for use in the pharmaceutical, biological, food and beverage, and other clean industries, and he also served as the director of Hebron Technology Co., Ltd. from January 2014 to November 2018. Mr. Fu also served as a director and the chief financial officer of SOS Health Rescue Services Ltd., one of the largest health rescue services providers in China, offering the equivalent of a private 911 call service for emergencies. Mr. Fu has over 24 years of investment, financing experience as well as financial management and restructuring work experience in Asia, and he has extensive leadership experience in strategy, financial management and capital markets. Mr. Fu is a Fellow Chartered Accountant and Certified Public Accountant (CPA). Mr. Fu received a bachelor’s degree in accountancy from Nanyang Technological University, Singapore, in 1996.

Mr. Robert Travers is an independent director nominee of Golden Sun Cayman. Mr. Travers is a serial entrepreneur. He is a part-owner and consultant for various companies and clients across the US, specializing in sales, business development, product management and partnerships. Since January 2014, he served as the managing director and consultant of Lost Lighter LLC, a U.S.-based software developer. Mr. Travers received a bachelor’s degree in entrepreneurship & small business management from Quinnipiac University in 2009.

Mr. Wenlong Xia is an independent director nominee of Golden Sun Cayman. He is the founder and has served as the president of Accord Power Inc., a New York-based a solar photovoltaic company since its establishment in June 2011. In 2018, Mr. Xia was elected the president of Sino-American Commerce Association, a New York-based non-profit organization with more than 110 small businesses as members and has been serving as the president since then. Prior to founding Accord Power, Mr. Xia worked at several various global investment banks for twenty years, specializing in risk analysis and management, and financial modelling for multi-billion dollar portfolios. Ms. Xia received a master’s degree in computer science and engineering from the Chinese Academy of Sciences in 1985, and a bachelor’s degree in computer science from Beijing Aeronautics Institute in 1982.

Mr. Jin’an Li is an independent director nominee of Golden Sun Cayman. He has served as the chairman of Shanghai Houyouan Asset Management Co., Ltd., an asset management company since March 2018, and the chief strategy officer of Guohou Finance Asset Management Co., Ltd., an asset management company since January 2018. From March 2015 to January 2018, he served as the chief executive officer and chief risk officer of China Securities Credit Investment Co., Ltd. (“China Securities”), a credit technology provider, and the chairman of China Securities (Shanghai) Credit Investment Co., Ltd., the Shanghai branch of China Securities. He has over 20 years of experience in managing several well-recognized securities firm in China, and has ample experience in securities in finance, particularly in a public company’s operations, management, and investments. He received an EMBA from Shanghai National Accounting Institute in 2007, an MBA from the W. P. Carey School of Business of Arizona State University in 2007, a PhD in finance in 2005, a master’s degree in money and banking from Chinese Academy of Social Sciences in 1996, and a bachelor’s degree in finance and accounting from Jiangxi University of Finance and Economics in 1989.

Our officers are appointed by and serve at the discretion of our board of directors and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

For additional information, see “Description of Share Capital—Directors.”

Family Relationships

None of our directors or executive officers has a family relationship as defined in Item 401 of Regulation S-K.

Involvement in Certain Legal Proceedings

To the best of our knowledge, none of our directors or executive officers has, during the past 10 years, been involved in any legal proceedings described in subparagraph (f) of Item 401 of Regulation S-K.

Board of Directors

Our board of directors will consist of seven directors upon closing of this offering, four of whom shall be “independent” within the meaning of the corporate governance standards of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 of the Exchange Act.

Duties of Directors

Under Cayman Islands law, all of our directors owe three types of duties to us: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Companies Law (2020 Revision) of the Cayman Islands imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however, the courts of the Cayman Islands have held that a director owes the following fiduciary duties: (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association expected to be amended and effective on or before the completion of this offering. We have the right to seek damages if a duty owed by any of our directors is breached.

The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company; and

●	maintaining or registering a register of mortgages, charges, or other encumbrances of the company.

Terms of Directors and Executive Officers

Our officers are appointed by and serve at the discretion of our board of directors. and the shareholders voting by ordinary resolution. Our directors are not subject to a set term of office and hold office until the next general meeting called for the election of directors and until their successor is duly appointed or such time as they die, resign or are removed from office by a shareholders’ ordinary resolution. The office of a director will be vacated automatically if, among other things, the directors resigns in writing, becomes bankrupt or makes any arrangement or composition with his/her creditors generally or is found to be or becomes of unsound mind.

Qualification

There is currently no shareholding qualification for directors, although a shareholding qualification for directors may be fixed by our shareholders by ordinary resolution.

Employment Agreements and Indemnification Agreements

We will enter into employment agreements with each of our executive officers. Pursuant to employment agreements, the form of which is filed as Exhibit 10.1 to this Registration Statement, we agree to employ each of our executive officers for a specified time period, which may be renewed upon both parties’ agreement 30 days before the end of the current employment term, and payment of cash compensation and benefits shall become payable when the Company becomes a public reporting company in the US. We may terminate the employment for cause, at any time, without notice or remuneration, for certain acts of the executive officer, including but not limited to the commitments of any serious or persistent breach or non-observance of the terms and conditions of the employment, conviction of a criminal offense, willful disobedience of a lawful and reasonable order, fraud or dishonesty, receipt of bribery, or severe neglect of his or her duties. An executive officer may terminate his or her employment at any time with a one-month prior written notice. Each executive officer agrees to hold, both during and after the employment agreement expires, in strict confidence and not to use or disclose to any person, corporation or other entity without written consent, any confidential information.

We will also enter into indemnification agreements with each of our directors and executive officers. Under these agreements, we agree to indemnify our directors and executive officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being a director or officer of our company.

Compensation of Directors and Executive Officers

For the fiscal year ended September 30, 2019, we paid an aggregate of $84,599 as compensation to our executive officers, and we did not compensate our non-executive directors for their services other than to reimburse them for out-of-pocket expenses incurred in connection with their attendance at meetings of the board of directors. We have not set aside or accrued any amount to provide pension, retirement, or other similar benefits to our directors and executive officers. Our PRC subsidiaries and our VIEs are required by law to make contributions equal to certain percentages of each employee’s salary for his or her pension insurance, medical insurance, unemployment insurance, and other statutory benefits and a housing provident fund.

Insider Participation Concerning Executive Compensation

Our current board of directors, which comprises of three directors, has been making all determinations regarding executive officer compensation from the inception of the Company. When our Compensation Committee is set up, it will be making all determination regarding executive officer compensation (please see below).

Committees of the Board of Directors

We will establish three committees under the board of directors prior to effectiveness of this registration statement: an audit committee, a compensation committee, and a nominating and corporate governance committee. We will adopt a charter for each of the three committees. Each committee’s members and functions are described below.

Audit Committee. Our audit committee will consist of Steve Fu, Wenlong Xia, and Jin’an Li. Steve Fu will be the chairperson of our audit committee. We have determined that Steve Fu, Wenlong Xia, and Jin’an Li satisfy the “independence” requirements of the Nasdaq listing rules under and Rule 10A-3 under the Securities Exchange Act. Our board also has determined that Steve Fu qualifies as an audit committee financial expert within the meaning of the SEC rules or possesses financial sophistication within the meaning of the Nasdaq listing rules. The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our company. The audit committee will be responsible for, among other things:

●	appointing the independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by the independent auditors;

●	reviewing with the independent auditors any audit problems or difficulties and management’s response;

●	discussing the annual audited financial statements with management and the independent auditors;

●	reviewing the adequacy and effectiveness of our accounting and internal control policies and procedures and any steps taken to monitor and control major financial risk exposures;

●	reviewing and approving all proposed related party transactions;

●	meeting separately and periodically with management and the independent auditors; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Compensation Committee. Our compensation committee will consist of Wenlong Xia, Steve Fu, and Jin’an Li. Wenlong Xia will be the chairperson of our compensation committee. We have determined that Wenlong Xia, Steve Fu, and Jin’an Li satisfy the “independence” requirements of the Nasdaq listing rules and Rule 10C-1 under the Securities Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers. Our chief executive officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee will be responsible for, among other things:

●	reviewing and approving the total compensation package for our most senior executive officers;

●	approving and overseeing the total compensation package for our executives other than the most senior executive officers;

●	reviewing and recommending to the board with respect to the compensation of our directors;

●	reviewing periodically and approving any long-term incentive compensation or equity plans;

●	selecting compensation consultants, legal counsel or other advisors after taking into consideration all factors relevant to that person’s independence from management; and

●	reviewing programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating and Corporate Governance Committee. Our nominating and corporate governance committee will consist of Jin’an Li, Steve Fu, and Robert Travers. Jin’an Li will be the chairperson of our nominating and corporate governance committee. Jin’an Li, Steve Fu, and Robert Travers satisfy the “independence” requirements of the Nasdaq listing rules. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees. The nominating and corporate governance committee will be responsible for, among other things:

●	identifying and recommending nominees for election or re-election to our board of directors or for appointment to fill any vacancy;

●	reviewing annually with our board of directors its current composition in light of the characteristics of independence, age, skills, experience and availability of service to us;

●	identifying and recommending to our board the directors to serve as members of committees;

●	advising the board periodically with respect to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any corrective action to be taken; and

●	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.

Code of Business Conduct and Ethics

Our board of directors will adopt a code of business conduct and ethics, which is to be filed as Exhibit 99.1 of this registration statement and applicable to all of our directors, officers and employees. We will make our code of business conduct and ethics publicly available on our website prior to the initial closing of this offering.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our Ordinary Shares as of the date of this prospectus, and as adjusted to reflect the sale of the Ordinary Shares offered in this offering for:

●	each of our directors and executive officers; and

●	each person known to us to own beneficially more than 5% of our Ordinary Shares.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all Ordinary Shares shown as beneficially owned by them. Percentage of beneficial ownership of each listed person prior to this offering is based on 2,410 Ordinary Shares outstanding as of the date of this prospectus. Percentage of beneficial ownership of each listed person after this offering includes Ordinary Shares outstanding immediately after the completion of this offering, assuming the Underwriter do not exercise their over-allotment option.

The number and percentage of Ordinary Shares beneficially owned after the offering are based on [●] Ordinary Shares outstanding, including [●] Class A Ordinary Shares and [●] Class B Ordinary Shares, assuming no exercise of the over-allotment option, in this offering. Information with respect to beneficial ownership has been furnished by each director, officer, or beneficial owner of 5% or more of our Ordinary Shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of Ordinary Shares beneficially owned by a person listed below and the percentage ownership of such person, Ordinary Shares underlying options, warrants, or convertible securities held by each such person that are exercisable or convertible within 60 days of the date of this prospectus are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all Ordinary Shares shown as beneficially owned by them. As of the date of the prospectus, we have 14 shareholders of record, none of whom are located in the United States. We will be required to have at least 300 unrestricted round lot shareholders at closing in order to satisfy the Nasdaq listing rules.

	Ordinary Shares Beneficially Owned Prior to this Offering				Ordinary Shares Beneficially Owned After this Offering (Over-allotment option not exercised)
	Class A Ordinary Shares	Class B Ordinary Shares	%	Voting Power %	Class A Ordinary Shares	Class B Ordinary Shares	%	Voting Power %
Directors and Executive Officers(1):
Xueyuan Weng, CEO	0	747.1	31%	69.2%	0	747.1	[●]%	[●]%

Yunan Huang, CFO	0	0	0	0	0	0	[●]%	[●]%

Xiaoyi Wang	0	0	0	0	0	0	[●]%	[●]%

Kai Lin	0	0	0	0	0	0	[●]%	[●]%

Liming Xu(3)	120.5	0	5%	2.23%	120.5	0	[●]%	[●]%

Peilin Ji(2)	385.6	0	16%	7.14%	385.6	0	[●]%	[●]%

Steve Fu	0	0	0	0	0	0	[●]%	[●]%

Robert Travers	0	0	0	0	0	0	[●]%	[●]%

Wenlong Xia	0	0	0	0	0	0	[●]%	[●]%

Jin’an Li	0	0	0	0	0	0	[●]%	[●]%

All directors and executive officers as a group (10 individuals):	506.1	747.1	52%	78.57%	506.1	747.1	[●]%	[●]%

5% Shareholders:

Xueyuan Weng, CEO	0	747.1	31%	69.2%	0	747.1	[●]%	[●]%

Well Joy International Investment Limited(2) No.8, Gaotian Road, Hongdian Street, Lucheng District, Wenzhou City, Zhejiang Province, China	385.6	0	16%	7.14%	385.6	0	[●]%	[●]%

Vast Express Development Co., Ltd.(4) No. 54, Dalang Bridge Road, Shacheng Town, Longwan District, Wenzhou City, Zhejiang Province, China	144.6	0	6%	2.68%	144.6	0	[●]%	[●]%

Wise Metro Development Co., Ltd.(5) No. 54, Dalang Bridge Road, Shacheng Town, Longwan District, Wenzhou City, Zhejiang Province, China	144.6	0	6%	2.68%	144.6	0	[●]%	[●]%

Ever Loyal Industrial Limited(3) No. 68, Lane 5135, Yanggaonan Road, Pudongxin District, Shanghai, China	120.5	0	5%	2.23%	120.5	0	[●]%	[●]%

Good Wisdom Development Limited (6) Room 101, No. 103, Lane 988, Dahua Road, Baoshan District Shanghai, China	120.5	0	5%	2.23%	120.5	0	[●]%	[●]%

Able Joyful Industrial Limited (7) Room 1607, Trend Centre, 29-31 Cheung Lee Street, Chai Wan, Hong Kong	120.5	0	5%	2.23%	120.5	0	[●]%	[●]%

(1)	Unless otherwise indicated, the business address of each of the individuals is Profit Huiyin Square North Building, Huashan 2088, Unit 1001, Xuhui District, Shanghai, China.

(2)	Peilin Ji is the 100% owner of Well Joy International Investment Limited that holds 385.6 Class A Ordinary Shares.

(3)	Liming Xu is the 100% owner of Ever Loyal Industrial Limited that holds 120.5 Class A Ordinary Shares. (4) Lingmin Sun is the 100% owner of Vast Express Development Co., Ltd. that holds 144.6 Class A Ordinary Shares.

(5)	Anyuan Sun is the 100% owner of Wise Metro Development Co., Ltd. that holds 144.6 Class A Ordinary Shares.

(6)	Zhou Shen is the 100% owner of Good Wisdom Development Limited that holds 120.5 Class A Ordinary Shares.

(7)	Jiajia Sun is the 100% owner of Able Joyful Industrial Limited that holds 120.5 Class A Ordinary Shares.

As of the date of this prospectus, none of our outstanding Ordinary Shares are held by record holders in the United States.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our Company.

RELATED PARTY TRANSACTIONS

Contractual Arrangements with Our VIEs and their respective Shareholders

See “Corporate History and Structure.”

Employment Agreements

See “Management—Employment Agreements and Indemnification Agreements.”

Transactions with Related Parties

Mr. Xueyuan Weng is the Company’s CEO, director and principal shareholder. Our transactions with him are summarized as follow:

	For the six months ended March 31,	For the years ended September 30,
	2020	2019	2018
Amounts due to related party(1):
Due to Mr. Xueyuan Weng	$2,015,675	$1,013,599	$6,146,849

Amounts due from related parties(2):
Wenzhou City Cangnan Country Qiaodun Town Taiyangcheng Kindergarten	$42,329	-	-
Wenzhou City Lucheng District Jintaiyang Kindergarten	$49,385	-	-
Wenzhou City Yongjia County Wuniuchunmiao Kindergarten	$25,398	-	-
Wenzhou City Yongjia County Wuniu Jintaiyang Kindergarten	$42,330	-	-
	$159,442	-	-

Revenue earned from related party(2)
Other revenue – management consulting service revenue	$166,136	$275,966	-

(1)	The balance of the amounts due to related party represent non-interesting bearing and unsecured borrowing from related party for working capital purpose. The due to related party are due on demand.

(2)	For the years ended September 30, 2018 and 2019 and for the six months ended March 31, 2020, the Company provided certain educational management consulting service to certain kindergartens owned by Mr. Weng and earned other revenue of nil, $275,966 and $166,136, respectively. As of March 31, 2020, September 30, 2019 and September 30, 2018, the accounts receivable from these Kindergartens amounted to $159,442, nil and nil, respectively. The balance of these accounts receivable were fully collected by June, 2020.

VIE Arrangements

See “Corporate History and Structure—Our VIE Arrangements.”

Purchase of Yangfushan Tutorial

On January 18, 2019, Mr. Xueyuan Weng, sole sponsor of Yangfushan Tutorial, transferred all of his right of sponsorship in Yangfushan Tutorial to Golden Sun Wenzhou for RMB100,000 (approximately $14,749) according to a transfer agreement between the parties.

Balances with Related Parties

We have the following related party balances with majority shareholder:

	As of March 31, 2020	As of September 30, 2019	As of September 30, 2018
	(Unaudited)
Due to related party balance:
Weng Xueyuan,	$2,015,675	$1,013,599	$6,146,849

The related party balance is short-term in nature, non-interest bearing, and unsecured.

Guarantee provided to a related party

On September 26, 2019, the Company’s subsidiary Xianjin signed an agreement with Shanghai Pudong Development Bank to provide guarantee for a related party’s borrowing of $1,092,774 for a period from September 26, 2019 to September 26, 2022. The related party, Wenzhou Kunlong Industrial Co., Ltd., is owned by Mr. Weng, who further personally indemnifies the Company against any losses caused by the above guaranty. As of September 30, 2019, the Company did not record any guarantee liability due to no indications of default by the related party and Mr. Weng’s indemnity.

Guarantee provided by related parties

Two related parties of the Company guaranteed the repayment of the Company’s short-term and long-term loan of approximately $3.1 million, $2.5 million and $0.7 million as of March 31, 2020, September 30, 2019 and 2018, respectively.

DESCRIPTION OF SHARE CAPITAL

The following description of our share capital and provisions of our amended and restated memorandum and articles of association, as amended from time to time, are summaries and do not purport to be complete. Reference is made to our amended and restated memorandum and articles of association, copies of which are filed as an exhibit to the registration statement of which this prospectus is a part (and which is referred to in this section as, respectively, the “memorandum” and the “articles”).

We were incorporated as an exempted company with limited liability under the Companies Law (2020 Revision) of the Cayman Islands, or the “Cayman Companies Law,” on September 20, 2018. A Cayman Islands exempted company:

●	is a company that conducts its business mainly outside the Cayman Islands;

●	is prohibited from trading in the Cayman Islands with any person, firm or corporation except in furtherance of the business of the exempted company carried on outside the Cayman Islands (and for this purpose can effect and conclude contracts in the Cayman Islands and exercise in the Cayman Islands all of its powers necessary for the carrying on of its business outside the Cayman Islands);

●	does not have to hold an annual general meeting;

●	does not have to make its register of members open to inspection by shareholders of that company;

●	may obtain an undertaking against the imposition of any future taxation;

●	may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

●	may register as a limited duration company; and

●	may register as a segregated portfolio company.

Ordinary Shares

Our authorized share capital is $50,000 divided into 45,000 Class A Ordinary Shares, par value $1.00 per share and 5,000 Class B Ordinary Shares par value $1.00 per share. All of our issued and outstanding Ordinary Shares are fully paid and non-assessable. Our Ordinary Shares are issued in registered form, and are issued when registered in our register of members. Unless the board of directors determine otherwise, each holder of our Ordinary Shares will not receive a certificate in respect of such Ordinary Shares. Our shareholders who are non-residents of the Cayman Islands may freely hold and vote their Ordinary Shares. We may not issue shares or warrants to bearer.

Subject to the provisions of the Cayman Companies Law and our articles regarding redemption and purchase of the shares, the directors have general and unconditional authority to allot (with or without confirming rights of renunciation), grant options over or otherwise deal with any unissued shares to such persons, at such times and on such terms and conditions as they may decide. Such authority could be exercised by the directors to allot shares which carry rights and privileges that are preferential to the rights attaching to Ordinary Shares. No share may be issued at a discount except in accordance with the provisions of the Cayman Companies Law. The directors may refuse to accept any application for shares, and may accept any application in whole or in part, for any reason or for no reason.

At the completion of this offering, there will be [●] Class A Ordinary Shares issued and outstanding held by at least 300 unrestricted round lot shareholders and beneficial owners which is the minimum requirement by the Nasdaq Capital Market. Shares sold in this offering will be delivered against payment from the Underwriter upon the closing of the offering in New York, New York, on or about [●], 2021.

Listing

We will apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “GSUN.”

Transfer Agent and Registrar

The transfer agent and registrar for our Class A Ordinary Shares is Transhare Corporation, at 2849 Executive Drive, Suite 200, Clearwater, Fl. 33762.

Dividends

Subject to the provisions of the Cayman Companies Law and any rights attaching to any class or classes of shares under and in accordance with the articles:

(a)	the directors may declare dividends or distributions out of our funds which are lawfully available for that purpose; and

(b)	our shareholders may, by ordinary resolution, declare dividends but no such dividend shall exceed the amount recommended by the directors.

Subject to the requirements of the Cayman Companies Law regarding the application of a company’s share premium account and with the sanction of an ordinary resolution, dividends may also be declared and paid out of any share premium account. The directors when paying dividends to shareholders may make such payment either in cash or in specie.

Unless provided by the rights attached to a share, no dividend shall bear interest.

Voting Rights

Subject to any rights or restrictions as to voting attached to any shares, unless any share carries special voting rights, on a show of hands every shareholder who is present in person and every person representing a shareholder by proxy shall have one vote per Ordinary Share. Each holder of Ordinary Shares shall, on a poll, be entitled to one vote for each Ordinary Share he or she holds save that each holder of Class B Ordinary Shares shall, on a poll, be entitled to exercise five (5) votes for each Class B Ordinary Share he or she holds on any and all matters. In addition, all shareholders holding shares of a particular class are entitled to vote at a meeting of the holders of that class of shares. Votes may be given either personally or by proxy.

Variation of Rights of Shares

Whenever our capital is divided into different classes of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Unless the terms on which a class of shares was issued state otherwise, the rights conferred on the shareholder holding shares of any class shall not be deemed to be varied by the creation or issue of further shares ranking pari passu with the existing shares of that class.

Alteration of Share Capital

Subject to the Cayman Companies Law, we may, by ordinary resolution:

(a)	increase our share capital by new shares of the amount fixed by that ordinary resolution and with the attached rights, priorities and privileges set out in that ordinary resolution;

(b)	consolidate and divide all or any of our share capital into shares of larger amount than our existing shares;

(c)	convert all or any of our paid up shares into stock, and reconvert that stock into paid up shares of any denomination;

(d)	sub-divide our shares or any of them into shares of an amount smaller than that fixed, so, however, that in the sub-division, the proportion between the amount paid and the amount, if any, unpaid on each reduced share shall be the same as it was in case of the share from which the reduced share is derived; and

(e)	cancel shares which, at the date of the passing of that ordinary resolution, have not been taken or agreed to be taken by any person and diminish the amount of our share capital by the amount of the shares so cancelled or, in the case of shares without nominal par value, diminish the number of shares into which our capital is divided.

Subject to the Cayman Companies Law and to any rights for the time being conferred on the shareholders holding a particular class of shares, we may, by special resolution, reduce our share capital in any way.

Calls on Shares and Forfeiture

Subject to the terms of allotment, the directors may make calls on the shareholders in respect of any monies unpaid on their shares including any premium and each shareholder shall (subject to receiving at least 14 clear days’ notice specifying when and where payment is to be made), pay to us the amount called on his shares. Shareholders registered as the joint holders of a share shall be jointly and severally liable to pay all calls in respect of the share. If a call remains unpaid after it has become due and payable the person from whom it is due and payable shall pay interest on the amount unpaid from the day it became due and payable until it is paid at the rate fixed by the terms of allotment of the share or in the notice of the call or if no rate is fixed, at the rate of ten percent per annum. The directors may waive payment of the interest wholly or in part.

We have a first and paramount lien on all shares (whether fully paid up or not) registered in the name of a shareholder (whether solely or jointly with others). The lien is for all monies payable to us by the shareholder or the shareholder’s estate:

(a)	either alone or jointly with any other person, whether or not that other person is a shareholder; and

(b)	whether or not those monies are presently payable.

At any time the directors may declare any share to be wholly or partly exempt from the lien on shares provisions of the articles.

We may sell, in such manner as the directors may determine, any share on which the sum in respect of which the lien exists is presently payable, if due notice that such sum is payable has been given (as prescribed by the articles) and, within 14 days of the date on which the notice is deemed to be given under the articles, such notice has not been complied with.

Unclaimed Dividend

A dividend that remains unclaimed for a period of six years after it became due for payment shall be forfeited to, and shall cease to remain owing by, the company.

Forfeiture or Surrender of Shares

If a shareholder fails to pay any call, the directors may give to such shareholder not less than 14 clear days’ notice requiring payment and specifying the amount unpaid including any interest which may have accrued, any expenses which have been incurred by us due to that person’s default and the place where payment is to be made. The notice shall also contain a warning that if the notice is not complied with, the shares in respect of which the call is made will be liable to be forfeited.

If such notice is not complied with, the directors may, before the payment required by the notice has been received, resolve that any share the subject of that notice be forfeited (which forfeiture shall include all dividends or other monies payable in respect of the forfeited share and not paid before such forfeiture).

A forfeited share may be sold, re-allotted or otherwise disposed of on such terms and in such manner as the directors determine and at any time before a sale, re-allotment or disposition the forfeiture may be cancelled on such terms as the directors think fit.

A person whose shares have been forfeited shall cease to be a shareholder in respect of the forfeited shares, but shall, notwithstanding such forfeiture, remain liable to pay to us all monies which at the date of forfeiture were payable by him to us in respect of the shares, together with all expenses and interest from the date of forfeiture or surrender until payment, but his liability shall cease if and when we receive payment in full of the unpaid amount.

A declaration, whether statutory or under oath, made by a director or the secretary shall be conclusive evidence that the person making the declaration is a director or secretary and that the particular shares have been forfeited or surrendered on a particular date.

Subject to the execution of an instrument of transfer, if necessary, the declaration shall constitute good title to the shares.

Share Premium Account

The directors shall establish a share premium account and shall carry the credit of such account from time to time to a sum equal to the amount or value of the premium paid on the issue of any share or capital contributed or such other amounts required by the Cayman Companies Law.

Redemption and Purchase of Own Shares

Subject to the Cayman Companies Law and any rights for the time being conferred on the shareholders holding a particular class of shares, we may by action of our directors:

(a)	issue shares that are to be redeemed or liable to be redeemed, at our option or the shareholder holding those redeemable shares, on the terms and in the manner our directors determine before the issue of those shares;

(b)	with the consent by special resolution of the shareholders holding shares of a particular class, vary the rights attaching to that class of shares so as to provide that those shares are to be redeemed or are liable to be redeemed at our option on the terms and in the manner which the directors determine at the time of such variation; and

(c)	purchase all or any of our own shares of any class including any redeemable shares on the terms and in the manner which the directors determine at the time of such purchase.

We may make a payment in respect of the redemption or purchase of its own shares in any manner authorized by the Cayman Companies Law, including out of any combination of capital, our profits and the proceeds of a fresh issue of shares.

When making a payment in respect of the redemption or purchase of shares, the directors may make the payment in cash or in specie (or partly in one and partly in the other) if so authorized by the terms of the allotment of those shares or by the terms applying to those shares, or otherwise by agreement with the shareholder holding those shares.

Conversion Rights

Each Class B Ordinary Share shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such Share, at the office of the Company or any transfer agent for such Shares, into one fully paid and non-assessable Class A Ordinary Share. The directors shall at all times reserve and keep available out of the Company’s authorised but unissued Class A Ordinary Shares, solely for the purpose of effecting the conversion of the Class B Ordinary Shares, such number of its Class A Ordinary Shares as shall from time to time be sufficient to effect the conversion of all outstanding Class B Ordinary Shares; and if at any time the number of authorised but unissued Class A Ordinary Shares shall not be sufficient to effect the conversion of all then outstanding Class B Ordinary Shares, in addition to such other remedies as shall be available to the holders of such Class B Ordinary Shares, the directors will take such action as may be necessary to increase its authorised but unissued Class A Ordinary Shares to such number of Shares as shall be sufficient for such purposes. All conversions of Class B Ordinary Shares to Class A Ordinary Shares shall be effected by way of redemption or repurchase by the Company of the relevant Class B Ordinary Shares and the simultaneous issue of Class A Ordinary Shares in consideration for such redemption or repurchase. The shareholder and the Company will procure that any and all necessary corporate actions are taken to effect such conversion.

Transfer of Shares

Our board of directors may, in its absolute discretion, decline to register any transfer of any Ordinary Share that has not been fully paid up or is subject to a company lien. Our board of directors may also decline to register any transfer of such Ordinary Share unless:

(a)	the instrument of transfer is lodged with the Company, accompanied by the certificate for the Ordinary Shares to which it relates and such other evidence as our board of directors may reasonably require to show the right of the transferor to make the transfer;

(b)	the instrument of transfer is in respect of only one class of shares;

(c)	the instrument of transfer is properly stamped, if required;

(d)	the Ordinary Share transferred is fully paid and free of any lien in favor of us;

(e)	any fee related to the transfer has been paid to us; and

(f)	the transfer is not to more than four joint holders.

If our directors refuse to register a transfer, they are required, within three months after the date on which the instrument of transfer was lodged, to send to each of the transferor and the transferee notice of such refusal.

The registration of transfers may, on 14 calendar days’ notice being given by advertisement in such one or more newspapers or by electronic means, be suspended and our register of members closed at such times and for such periods as our board of directors may from time to time determine. The registration of transfers, however, may not be suspended, and the register may not be closed, for more than 30 days in any year.

Inspection of Books and Records

Holders of our Ordinary Shares will have no general right under the Cayman Companies Law to inspect or obtain copies of our register of members or our corporate records.

General Meetings

As a Cayman Islands exempted company, we are not obligated by the Cayman Companies Law to call shareholders’ annual general meetings; accordingly, we may, but shall not be obliged to, in each year hold a general meeting as an annual general meeting. Any annual general meeting held shall be held at such time and place as may be determined by our board of directors. All general meetings other than annual general meetings shall be called extraordinary general meetings.

The directors may convene general meetings whenever they think fit. General meetings shall also be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than ten percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than 21 clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of 21 clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us.

At least 14 days’ notice of an extraordinary general meeting and 21 days’ notice of an annual general meeting shall be given to shareholders entitled to attend and vote at such meeting. The notice shall specify the place, the day and the hour of the meeting and the general nature of that business. In addition, if a resolution is proposed as a special resolution, the text of that resolution shall be given to all shareholders. Notice of every general meeting shall also be given to the directors and our auditors.

Subject to the Cayman Companies Law and with the consent of the shareholders who, individually or collectively, hold at least 90 percent of the voting rights of all those who have a right to vote at a general meeting, a general meeting may be convened on shorter notice.

A quorum shall consist of the presence (whether in person or represented by proxy) of one or more shareholders holding shares that represent not less than one-third of the outstanding shares carrying the right to vote at such general meeting.

If, within 15 minutes from the time appointed for the general meeting, or at any time during the meeting, a quorum is not present, the meeting, if convened upon the requisition of shareholders, shall be cancelled. In any other case it shall stand adjourned to the same time and place seven days or to such other time or place as is determined by the directors.

The chairman may, with the consent of a meeting at which a quorum is present, adjourn the meeting. When a meeting is adjourned for seven days or more, notice of the adjourned meeting shall be given in accordance with the articles.

At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is (before, or on, the declaration of the result of the show of hands) demanded by the chairman of the meeting or by at least two shareholders having the right to vote on the resolutions or one or more shareholders present who together hold not less than ten percent of the voting rights of all those who are entitled to vote on the resolution. Unless a poll is so demanded, a declaration by the chairman as to the result of a resolution and an entry to that effect in the minutes of the meeting, shall be conclusive evidence of the outcome of a show of hands, without proof of the number or proportion of the votes recorded in favor of, or against, that resolution.

If a poll is duly demanded it shall be taken in such manner as the chairman directs and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

In the case of an equality of votes, whether on a show of hands or on a poll, the chairman of the meeting at which the show of hands takes place or at which the poll is demanded, shall not be entitled to a second or casting vote.

Directors

We may by ordinary resolution, from time to time, fix the maximum and minimum number of directors to be appointed. Under the Articles, we are required to have a minimum of one director and the maximum number of Directors shall be unlimited.

A director may be appointed by ordinary resolution or by the directors. Any appointment may be to fill a vacancy or as an additional director.

Unless the remuneration of the directors is determined by the shareholders by ordinary resolution, the directors shall be entitled to such remuneration as the directors may determine.

The shareholding qualification for directors may be fixed by our shareholders by ordinary resolution and unless and until so fixed no share qualification shall be required.

Unless removed or re-appointed, each director shall be appointed for a term expiring at the next-following annual general meeting, if one is held. At any annual general meeting held, our directors will be elected by an ordinary resolution of our shareholders. At each annual general meeting, each director so elected shall hold office for a one-year term and until the election of their respective successors in office or removed.

A director may be removed by ordinary resolution.

A director may at any time resign or retire from office by giving us notice in writing. Unless the notice specifies a different date, the director shall be deemed to have resigned on the date that the notice is delivered to us.

Subject to the provisions of the articles, the office of a director may be terminated forthwith if:

(a)	he is prohibited by the law of the Cayman Islands from acting as a director;

(b)	he is made bankrupt or makes an arrangement or composition with his creditors generally;

(c)	he resigns his office by notice to us;

(d)	he only held office as a director for a fixed term and such term expires;

(e)	in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director;

(f)	he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director);

(g)	he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise; or

(h)	without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Each of the compensation committee and the nominating and corporate governance committee shall consist of at least three directors and the majority of the committee members shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules. The audit committee shall consist of at least three directors, all of whom shall be independent within the meaning of Section 5605(a)(2) of the Nasdaq listing rules and will meet the criteria for independence set forth in Rule 10A-3 or Rule 10C-1 of the Exchange Act.

Powers and Duties of Directors

Subject to the provisions of the Cayman Companies Law and our amended and restated memorandum and articles of association, our business shall be managed by the directors, who may exercise all our powers. No prior act of the directors shall be invalidated by any subsequent alteration of our memorandum or articles of association. To the extent allowed by the Cayman Companies Law, however, shareholders may by special resolution validate any prior or future act of the directors which would otherwise be in breach of their duties.

The directors may delegate any of their powers to any committee consisting of one or more persons who need not be shareholders and may include non-directors so long as the majority of those persons are directors; any committee so formed shall in the exercise of the powers so delegated conform to any regulations that may be imposed on it by the directors. Upon the initial closing of this offering, our board of directors will have established an audit committee, compensation committee, and nomination and corporate governance committee.

The board of directors may establish any local or divisional board of directors or agency and delegate to it its powers and authorities (with power to sub-delegate) for managing any of our affairs whether in the Cayman Islands or elsewhere and may appoint any persons to be members of a local or divisional board of directors, or to be managers or agents, and may fix their remuneration.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, either generally or in respect of any specific matter, to be our agent with or without authority for that person to delegate all or any of that person’s powers.

The directors may from time to time and at any time by power of attorney or in any other manner they determine appoint any person, whether nominated directly or indirectly by the directors, to be our attorney or our authorized signatory and for such period and subject to such conditions as they may think fit. The powers, authorities and discretions, however, must not exceed those vested in, or exercisable, by the directors under the articles.

The board of directors may remove any person so appointed and may revoke or vary the delegation.

The directors may exercise all of our powers to borrow money and to mortgage or charge its undertaking, property and assets both present and future and uncalled capital or any part thereof, to issue debentures and other securities whether outright or as collateral security for any debt, liability or obligation of ours or our parent undertaking (if any) or any subsidiary undertaking of us or of any third party.

A director shall not, as a director, vote in respect of any contract, transaction, arrangement or proposal in which he has an interest which (together with any interest of any person connected with him) is a material interest (otherwise than by virtue of his interests, direct or indirect, in shares or debentures or other securities of, or otherwise in or through, us) and if he shall do so his vote shall not be counted, nor in relation thereto shall he be counted in the quorum present at the meeting, but (in the absence of some other material interest than is mentioned below) none of these prohibitions shall apply to:

(a)	the giving of any security, guarantee or indemnity in respect of:

(i)	money lent or obligations incurred by him or by any other person for our benefit or any of our subsidiaries; or

(ii)	a debt or obligation of ours or any of our subsidiaries for which the director himself has assumed responsibility in whole or in part and whether alone or jointly with others under a guarantee or indemnity or by the giving of security;

(b)	where we or any of our subsidiaries is offering securities in which offer the director is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which the director is to or may participate;

(c)	any contract, transaction, arrangement or proposal affecting any other body corporate in which he is interested, directly or indirectly and whether as an officer, shareholder, creditor or otherwise howsoever, provided that he (together with persons connected with him) does not to his knowledge hold an interest representing one percent or more of any class of the equity share capital of such body corporate (or of any third body corporate through which his interest is derived) or of the voting rights available to shareholders of the relevant body corporate;

(d)	any act or thing done or to be done in respect of any arrangement for the benefit of the employees of us or any of our subsidiaries under which he is not accorded as a director any privilege or advantage not generally accorded to the employees to whom such arrangement relates; or

(e)	any matter connected with the purchase or maintenance for any director of insurance against any liability or (to the extent permitted by the Cayman Companies Law) indemnities in favor of directors, the funding of expenditure by one or more directors in defending proceedings against him or them or the doing of anything to enable such director or directors to avoid incurring such expenditure.

A director may, as a director, vote (and be counted in the quorum) in respect of any contract, transaction, arrangement or proposal in which he has an interest which is not a material interest or as described above.

Capitalization of Profits

The directors may resolve to capitalize:

(a)	any part of our profits not required for paying any preferential dividend (whether or not those profits are available for distribution); or

(b)	any sum standing to the credit of our share premium account or capital redemption reserve, if any.

The amount resolved to be capitalized must be appropriated to the shareholders who would have been entitled to it had it been distributed by way of dividend and in the same proportions.

Liquidation Rights

If we are wound up, the shareholders may, subject to the articles and any other sanction required by the Cayman Companies Law, pass a special resolution allowing the liquidator to do either or both of the following:

(a)	to divide in specie among the shareholders the whole or any part of our assets and, for that purpose, to value any assets and to determine how the division shall be carried out as between the shareholders or different classes of shareholders; and

(b)	to vest the whole or any part of the assets in trustees for the benefit of shareholders and those liable to contribute to the winding up.

The directors have the authority to present a petition for our winding up to the Grand Court of the Cayman Islands on our behalf without the sanction of a resolution passed at a general meeting.

Register of Members

Under the Cayman Companies Law, we must keep a register of members and there should be entered therein:

●	the names and addresses of the members of the company, a statement of the shares held by each member, which:

○	distinguishes each share by its number (so long as the share has a number);

○	confirms the amount paid, or agreed to be considered as paid, on the shares of each member;

○	confirms the number and category of shares held by each member; and

○	confirms whether each relevant category of shares held by a member carries voting rights under the Articles, and if so, whether such voting rights are conditional;

●	the date on which the name of any person was entered on the register as a member; and

●	the date on which any person ceased to be a member.

For these purposes, “voting rights” means rights conferred on shareholders, including the right to appoint or remove directors, in respect of their shares to vote at general meetings of the company on all or substantially all matters. A voting right is conditional where the voting right arises only in certain circumstances.

Under the Cayman Companies Law, the register of members of our company is prima facie evidence of the matters set out therein (that is, the register of members will raise a presumption of fact on the matters referred to above unless rebutted) and a shareholder registered in the register of members is deemed as a matter of the Cayman Companies Law to have legal title to the shares as set against its name in the register of members. Upon the completion of this offering, the register of members will be immediately updated to record and give effect to the issuance of shares by us to the custodian or its nominee. Once our register of members has been updated, the shareholders recorded in the register of members will be deemed to have legal title to the shares set against their name.

If the name of any person is incorrectly entered in or omitted from our register of members, or if there is any default or unnecessary delay in entering on the register the fact of any person having ceased to be a shareholder of our company, the person or shareholder aggrieved (or any shareholder of our company or our company itself) may apply to the Grand Court of the Cayman Islands for an order that the register be rectified, and the Court may either refuse such application or it may, if satisfied of the justice of the case, make an order for the rectification of the register.

Differences in Corporate Law

The Cayman Companies Law is derived, to a large extent, from the older Companies Acts of England and Wales but does not follow recent United Kingdom statutory enactments, and accordingly there are significant differences between the Cayman Companies Law and the current Companies Act of the UK. In addition, the Cayman Companies Law differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of certain significant differences between the provisions of the Cayman Companies Law applicable to us and the comparable laws applicable to companies incorporated in the State of Delaware in the United States.

Mergers and Similar Arrangements

The Cayman Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (a) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (b) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by (a) a special resolution of the shareholders of each constituent company, and (b) such other authorization, if any, as may be specified in such constituent company’s articles of association. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the shareholders and creditors of each constituent company and that notification of the merger or consolidation will be published in the Cayman Islands Gazette. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

A merger between a Cayman Islands parent company and its Cayman Islands subsidiary or subsidiaries does not require authorization by a resolution of shareholders. For this purpose a subsidiary is a company of which at least 90% of the issued shares entitled to vote are owned by the parent company.

The consent of each holder of a fixed or floating security interest of a constituent company is required unless this requirement is waived by a court in the Cayman Islands.

Except in certain limited circumstances, a dissenting shareholder of a Cayman Islands constituent company is entitled to payment of the fair value of his or her shares upon dissenting from a merger or consolidation. The exercise of such dissenter rights will preclude the exercise by the dissenting shareholder of any other rights to which he or she might otherwise be entitled by virtue of holding shares, except for the right to seek relief on the grounds that the merger or consolidation is void or unlawful.

In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must, in addition, represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved, the court can be expected to approve the arrangement if it determines that:

(a)	the statutory provisions as to the required majority vote have been met;

(b)

the shareholders have been fairly represented at the meeting in question and the statutory majority are acting bona fide without coercion of the minority to promote interests adverse to those of the class;

(c)	the arrangement is such that may be reasonably approved by an intelligent and honest man of that class acting in respect of his interest; and

(d)	the arrangement is not one that would more properly be sanctioned under some other provision of the Cayman Companies Law.

When a takeover offer is made and accepted by holders of 90% of the shares affected within four months the offeror may, within a two-month period commencing on the expiration of such four month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed in the case of an offer which has been so approved unless there is evidence of fraud, bad faith or collusion.

If an arrangement and reconstruction is thus approved, or if a takeover offer is made and accepted, a dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of Delaware corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff to sue for a wrong done to us as a company and as a general rule, a derivative action may not be brought by a minority shareholder. However, based on English law authorities, which would in all likelihood be of persuasive authority in the Cayman Islands, the Cayman Islands courts can be expected to follow and apply the common law principles (namely the rule in Foss v. Harbottle and the exceptions thereto) so that a non-controlling shareholder may be permitted to commence a class action against or derivative actions in the name of the company to challenge:

(a)	an act which is illegal or ultra vires with respect to the company and is therefore incapable of ratification by the shareholders;

(b)	an act which, although not ultra vires, requires authorization by a qualified (or special) majority (that is, more than a simple majority) which has not been obtained; and

(c)	an act which constitutes a “fraud on the minority” where the wrongdoers are themselves in control of the company.

Indemnification of Directors and Executive Officers and Limitation of Liability

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a)	all actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by the existing or former director (including alternate director), secretary or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director), secretary’s or officer’s duties, powers, authorities or discretions; and

(b)	without limitation to paragraph (a) above, all costs, expenses, losses or liabilities incurred by the existing or former director (including alternate director), secretary or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing or former director (including alternate director), secretary or any of our officers in respect of any matter identified in above on condition that the director (including alternate director), secretary or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the director (including alternate director), the secretary or that officer for those legal costs.

This standard of conduct is generally the same as permitted under the Delaware General Corporation Law for a Delaware corporation. In addition, we intend to enter into indemnification agreements with our directors and executive officers that will provide such persons with additional indemnification beyond that provided in our articles of association.

Anti-Takeover Provisions in Our Articles

Some provisions of our articles of association may discourage, delay or prevent a change in control of our company or management that shareholders may consider favorable, including provisions that authorize our board of directors to issue shares at such times and on such terms and conditions as the board of directors may decide without any further vote or action by our shareholders.

Under the Cayman Companies Law, our directors may only exercise the rights and powers granted to them under our articles of association for what they believe in good faith to be in the best interests of our company and for a proper purpose.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of, and disclose to shareholders, all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he or she reasonably believes to be in the best interests of the corporation. He or she must not use his or her corporate position for personal gain or advantage. This duty prohibits self-dealing by a director and mandates that the best interests of the corporation and its shareholders take precedence over any interest possessed by a director, officer or controlling shareholder and not shared by the shareholders generally. In general, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties. Should such evidence be presented concerning a transaction by a director, a director must prove the procedural fairness of the transaction, and that the transaction was of fair value to the corporation.

As a matter of Cayman Islands law, a director owe three types of duties to the company: (i) statutory duties, (ii) fiduciary duties, and (iii) common law duties. The Cayman Companies Law imposes a number of statutory duties on a director. A Cayman Islands director’s fiduciary duties are not codified, however the courts of the Cayman Islands have held that a director owes the following fiduciary duties (a) a duty to act in what the director bona fide considers to be in the best interests of the company, (b) a duty to exercise their powers for the purposes they were conferred, (c) a duty to avoid fettering his or her discretion in the future and (d) a duty to avoid conflicts of interest and of duty. The common law duties owed by a director are those to act with skill, care and diligence that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and, also, to act with the skill, care and diligence in keeping with a standard of care commensurate with any particular skill they have which enables them to meet a higher standard than a director without those skills. In fulfilling their duty of care to us, our directors must ensure compliance with our articles of association, as amended and restated from time to time. We have the right to seek damages if a duty owed by any of our directors is breached.’

Shareholder Proposals

Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the annual meeting of shareholders, provided it complies with the notice provisions in the governing documents. The Delaware General Corporation Law does not provide shareholders an express right to put any proposal before the annual meeting of shareholders, but in keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A special meeting may be called by the board of directors or any other person authorized to do so in the governing documents, but shareholders may be precluded from calling special meetings.

The Cayman Companies Law provides shareholders with only limited rights to requisition a general meeting, and does not provide shareholders with any right to put any proposal before a general meeting. However, these rights may be provided in a company’s articles of association. Our articles of association provide that general meetings shall be convened on the written requisition of one or more of the shareholders entitled to attend and vote at our general meetings who (together) hold not less than 10 percent of the rights to vote at such general meeting in accordance with the notice provisions in the articles of association, specifying the purpose of the meeting and signed by each of the shareholders making the requisition. If the directors do not convene such meeting for a date not later than twenty-one clear days’ after the date of receipt of the written requisition, those shareholders who requested the meeting may convene the general meeting themselves within three months after the end of such period of twenty-one clear days in which case reasonable expenses incurred by them as a result of the directors failing to convene a meeting shall be reimbursed by us. Our articles of association provide no other right to put any proposals before annual general meetings or extraordinary general meetings. As a Cayman Islands exempted company, we are not obligated by law to call shareholders’ annual general meetings.

Cumulative Voting

Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director. As permitted under the Cayman Companies Law, our articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Subject to the provisions of our articles of association (which include the removal of a director by ordinary resolution), the office of a director may be terminated forthwith if (a) he is prohibited by the laws of the Cayman Islands from acting as a director, (b) he is made bankrupt or makes an arrangement or composition with his creditors generally, (c) he resigns his office by notice to us, (d) he only held office as a director for a fixed term and such term expires, (e) in the opinion of a registered medical practitioner by whom he is being treated he becomes physically or mentally incapable of acting as a director, (f) he is given notice by the majority of the other directors (not being less than two in number) to vacate office (without prejudice to any claim for damages for breach of any agreement relating to the provision of the services of such director), (g) he is made subject to any law relating to mental health or incompetence, whether by court order or otherwise, or (h) without the consent of the other directors, he is absent from meetings of directors for continuous period of six months.

Transactions with Interested Shareholders

The Delaware General Corporation Law contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns or owned 15% or more of the target’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

The Cayman Companies Law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although the Cayman Companies Law does not regulate transactions between a company and its significant shareholders, under Cayman Islands law such transactions must be entered into bona fide in the best interests of the company and for a proper corporate purpose and not with the effect of constituting a fraud on the minority shareholders.

Dissolution; Winding Up

Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation’s outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board of directors.

Under the Cayman Companies Law and our articles of association, the Company may be wound up by a special resolution of our shareholders, or if the winding up is initiated by our board of directors, by either a special resolution of our members or, if our company is unable to pay its debts as they fall due, by an ordinary resolution of our members. In addition, a company may be wound up by an order of the courts of the Cayman Islands. The court has authority to order winding up in a number of specified circumstances including where it is, in the opinion of the court, just and equitable to do so.

Variation of Rights of Shares

Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under the Cayman Companies Law and our articles of association, if our share capital is divided into more than one class of shares, the rights attaching to any class of share (unless otherwise provided by the terms of issue of the shares of that class) may be varied either with the consent in writing of the holders of not less than two-thirds of the issued shares of that class, or with the sanction of a resolution passed by a majority of not less than two-thirds of the holders of shares of the class present in person or by proxy at a separate general meeting of the holders of shares of that class.

Amendment of Governing Documents

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under the Cayman Companies Law, our articles of association may only be amended by special resolution of our shareholders.

Anti-money Laundering—Cayman Islands

In order to comply with legislation or regulations aimed at the prevention of money laundering, we may be required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) a nominated officer (appointed in accordance with the Proceeds of Crime Law (Revised) of the Cayman Islands) or the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (Revised), if the disclosure relates to criminal conduct or money laundering or (ii) to a police constable or a nominated officer (pursuant to the Terrorism Law (Revised) of the Cayman Islands) or the Financial Reporting Authority, pursuant to the Terrorism Law (Revised), if the disclosure relates to involvement with terrorism or terrorist financing and terrorist property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Data Protection in the Cayman Islands—Privacy Notice

This privacy notice explains the manner in which we collect, process, and maintain personal data about investors of the Company pursuant to the Data Protection Law, 2017 of the Cayman Islands, as amended from time to time and any regulations, codes of practice, or orders promulgated pursuant thereto (the “DPL”).

We are committed to processing personal data in accordance with the DPL. In our use of personal data, we will be characterized under the DPL as a “data controller,” whilst certain of our service providers, affiliates, and delegates may act as “data processors” under the DPL. These service providers may process personal information for their own lawful purposes in connection with services provided to us.

By virtue of your investment in the Company, we and certain of our service providers may collect, record, store, transfer, and otherwise process personal data by which individuals may be directly or indirectly identified.

Your personal data will be processed fairly and for lawful purposes, including (a) where the processing is necessary for us to perform a contract to which you are a party or for taking pre-contractual steps at your request, (b) where the processing is necessary for compliance with any legal, tax, or regulatory obligation to which we are subject, or (c) where the processing is for the purposes of legitimate interests pursued by us or by a service provider to whom the data are disclosed. As a data controller, we will only use your personal data for the purposes for which we collected it. If we need to use your personal data for an unrelated purpose, we will contact you.

We anticipate that we will share your personal data with our service providers for the purposes set out in this privacy notice. We may also share relevant personal data where it is lawful to do so and necessary to comply with our contractual obligations or your instructions or where it is necessary or desirable to do so in connection with any regulatory reporting obligations. In exceptional circumstances, we will share your personal data with regulatory, prosecuting, and other governmental agencies or departments, and parties to litigation (whether pending or threatened), in any country or territory including to any other person where we have a public or legal duty to do so (e.g. to assist with detecting and preventing fraud, tax evasion, and financial crime or compliance with a court order).

Your personal data shall not be held by the Company for longer than necessary with regard to the purposes of the data processing.

We will not sell your personal data. Any transfer of personal data outside of the Cayman Islands shall be in accordance with the requirements of the DPL. Where necessary, we will ensure that separate and appropriate legal agreements are put in place with the recipient of that data.

We will only transfer personal data in accordance with the requirements of the DPL, and will apply appropriate technical and organizational information security measures designed to protect against unauthorized or unlawful processing of the personal data and against the accidental loss, destruction, or damage to the personal data.

If you are a natural person, this will affect you directly. If you are a corporate investor (including, for these purposes, legal arrangements such as trusts or exempted limited partnerships) that provides us with personal data on individuals connected to you for any reason in relation to your investment into the Company, this will be relevant for those individuals and you should inform such individuals of the content.

You have certain rights under the DPL, including (a) the right to be informed as to how we collect and use your personal data (and this privacy notice fulfils our obligation in this respect), (b) the right to obtain a copy of your personal data, (c) the right to require us to stop direct marketing, (d) the right to have inaccurate or incomplete personal data corrected, (e) the right to withdraw your consent and require us to stop processing or restrict the processing, or not begin the processing of your personal data, (f) the right to be notified of a data breach (unless the breach is unlikely to be prejudicial), (g) the right to obtain information as to any countries or territories outside the Cayman Islands to which we, whether directly or indirectly, transfer, intend to transfer, or wish to transfer your personal data, general measures we take to ensure the security of personal data, and any information available to us as to the source of your personal data, (h) the right to complain to the Office of the Ombudsman of the Cayman Islands, and (i) the right to require us to delete your personal data in some limited circumstances.

If you consider that your personal data has not been handled correctly, or you are not satisfied with our responses to any requests you have made regarding the use of your personal data, you have the right to complain to the Cayman Islands’ Ombudsman. The Ombudsman can be contacted by calling +1 (345) 946-6283 or by email at info@ombudsman.ky.

History of Share Issuances

The following is a summary of our share issuances since incorporation.

On September 20, 2018, 2,410 Ordinary Shares were issued and were held by four founding shareholders, including Xueyuan Weng and Xiulan Ye.

On February 20, 2020, two founding shareholders transferred an aggregate of 410 Ordinary Shares to Xueyuan Weng, and thereafter, Xueyuan Weng held 2,210 Ordinary Shares and Xiulan Ye held 200 Ordinary Shares.

On April 2, 2020, after a series transactions, Xueyuan Weng and Xiulan Ye transferred an aggregate of 1,012.2 Ordinary Shares to 12 shareholders, and further transferred 650.70 Ordinary Shares to several purchasers on October 19, 2020, including 289.20 Ordinary Shares to Well Joy International Investment Limited, a BVI company wholly owned by Peilin Ji, our director.

On November 24, 2020, the board of directors of the Company unanimously approved the amendment of share capital, re-designation of shares and the adoption of the amended and restated memorandum and articles of association, after which, (1) the Company’s share capital was changed to $50,000 divided into 45,000 Class A Ordinary Shares of $1.00 par value per share and 5,000 Class B Ordinary Shares of $1.00 par value per share, and (2) 747.1 Class B Ordinary Shares were issued to Mr. Xueyuan Weng. On December 5, 2020, the board of directors of the Company further approved the surrender of shares, and Mr. Weng’s then holding of 747.1 Class A Ordinary Shares were surrendered.

SHARES ELIGIBLE FOR FUTURE SALE

Before our initial public offering, there has not been a public market for our Class A Ordinary Shares, and although we expect to make an application for the Class A Ordinary Shares to be listed on the Nasdaq Capital Market, a regular trading market for our Class A Ordinary Shares may not develop. Future sales of substantial amounts of shares of our Class A Ordinary Shares in the public market after our initial public offering, or the possibility of these sales occurring, could cause the prevailing market price for our Class A Ordinary Shares to fall or impair our ability to raise equity capital in the future. Upon completion of this offering, we will have outstanding Class A Ordinary Shares held by public shareholders representing approximately [●]% of our Class A Ordinary Shares in issue if the Underwriter does not exercise their over-allotment option, and approximately [●]% of our Class A Ordinary Shares in issue if the Underwriter exercises its over-allotment option in full. All of the Class A Ordinary Shares sold in this offering will be freely transferable by persons other than our “affiliates” without restriction or further registration under the Securities Act.

Lock-Up Agreements

We have agreed not to, for a period of 180 days from the effective date of this registration statement, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Class A Ordinary Shares or securities that are substantially similar to our Class A Ordinary Shares, including but not limited to any options or warrants to purchase our Class A Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Class A Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Underwriter.

Furthermore, each of our directors, executive officers, and principal shareholders ([10%] or more shareholders) of our Class A Ordinary Shares has also entered into a similar lock-up agreement for a period of 180 days from the effective date of this registration statement, subject to certain exceptions, with respect to our Class A Ordinary Shares and securities that are substantially similar to our Class A Ordinary Shares.

Other than this offering, we are not aware of any plans by any significant shareholders to dispose of significant numbers of our Class A Ordinary Shares. However, one or more existing shareholders or owners of securities convertible or exchangeable into or exercisable for our Class A Ordinary Shares may dispose of significant numbers of our Class A Ordinary Shares in the future. We cannot predict what effect, if any, future sales of our Class A Ordinary Shares, or the availability of Class A Ordinary Shares for future sale, will have on the trading price of our Class A Ordinary Shares from time to time. Sales of substantial amounts of our Class A Ordinary Shares in the public market, or the perception that these sales could occur, could adversely affect the trading price of our Class A Ordinary Shares.

Rule 144

All of our Class A Ordinary Shares outstanding prior to the closing of this offering are “restricted securities” as that term is defined in Rule 144 under the Securities Act and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act.

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who is not deemed to have been our affiliate at any time during the three months preceding a sale and who has beneficially owned restricted securities within the meaning of Rule 144 for more than six months would be entitled to sell an unlimited number of those shares, subject only to the availability of current public information about us. A non-affiliate who has beneficially owned restricted securities for at least one year from the later of the date these shares were acquired from us or from our affiliate would be entitled to freely sell those shares.

A person who is deemed to be an affiliate of ours and who has beneficially owned “restricted securities” for at least six months would be entitled to sell, within any three-month period, a number of shares that is not more than the greater of:

●	1% of the number of Class A Ordinary Shares then outstanding, in the form of Class A Ordinary Shares or otherwise, which will equal approximately [●] shares immediately after this offering, assuming the Underwriter does not exercise their over-allotment option; or

●	the average weekly trading volume of the Class A Ordinary Shares on the Nasdaq Capital Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 701

In general, under Rule 701 of the Securities Act as currently in effect, each of our employees, consultants, or advisors who purchases our Class A Ordinary Shares from us in connection with a compensatory stock plan or other written agreement executed prior to the completion of this offering is eligible to resell those Class A Ordinary Shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

Regulation S

Regulation S provides generally that sales made in offshore transactions are not subject to the registration or prospectus-delivery requirements of the Securities Act.

MATERIAL INCOME TAX CONSIDERATION

People’s Republic of China Enterprise Taxation

The following brief description of Chinese enterprise income taxation is designed to highlight the enterprise-level taxation on our earnings, which will affect the amount of dividends, if any, we are ultimately able to pay to our shareholders. See “Dividend Policy.”

According to the EIT Law, which was promulgated by the SCNPC on March 16, 2007, became effective on January 1, 2008, and was then amended on February 24, 2017, and the Implementation Rules of the EIT Law, which were promulgated by the State Council on December 6, 2007, and became effective on January 1, 2008, enterprises are divided into resident enterprises and non-resident enterprises. Resident enterprises pay enterprise income tax on their incomes obtained in and outside the PRC at the rate of 25%. Non-resident enterprises setting up institutions in the PRC pay enterprise income tax on the incomes obtained by such institutions in and outside the PRC at the rate of 25%. Non-resident enterprises with no institutions in the PRC, and non-resident enterprises with income having no substantial connection with their institutions in the PRC, pay enterprise income tax on their income obtained in the PRC at a reduced rate of 10%.

We are a holding company incorporated in the Cayman Islands and we gain substantial income by way of dividends paid to us from our PRC subsidiaries. The EIT Law and its implementation rules provide that China-sourced income of foreign enterprises, such as dividends paid by a PRC subsidiary to its equity holders that are non-resident enterprises, will normally be subject to PRC withholding tax at a rate of 10%, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a preferential tax rate or a tax exemption.

Under the EIT Law, an enterprise established outside of China with a “de facto management body” within China is considered a “resident enterprise,” which means that it is treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Although the implementation rules of the EIT Law define “de facto management body” as a managing body that actually, comprehensively manage and control the production and operation, staff, accounting, property, and other aspects of an enterprise, the only official guidance for this definition currently available is set forth in SAT Notice 82, which provides guidance on the determination of the tax residence status of a Chinese-controlled offshore incorporated enterprise, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder. Although Golden Sun Cayman does not have a PRC enterprise or enterprise group as our primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of SAT Notice 82, in the absence of guidance specifically applicable to us, we have applied the guidance set forth in SAT Notice 82 to evaluate the tax residence status of Golden Sun Cayman and its subsidiaries organized outside the PRC.

According to SAT Notice 82, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to PRC enterprise income tax on its worldwide income only if all of the following criteria are met: (i) the places where senior management and senior management departments that are responsible for daily production, operation and management of the enterprise perform their duties are mainly located within the territory of China; (ii) financial decisions (such as money borrowing, lending, financing and financial risk management) and personnel decisions (such as appointment, dismissal and salary and wages) are decided or need to be decided by organizations or persons located within the territory of China; (iii) main property, accounting books, corporate seal, the board of directors and files of the minutes of shareholders’ meetings of the enterprise are located or preserved within the territory of China; and (iv) one half (or more) of the directors or senior management staff having the right to vote habitually reside within the territory of China.

We believe that we do not meet some of the conditions outlined in the immediately preceding paragraph. For example, as a holding company, the key assets and records of Golden Sun Cayman, including the resolutions and meeting minutes of our board of directors and the resolutions and meeting minutes of our shareholders, are located and maintained outside the PRC. In addition, we are not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities. Accordingly, we believe that Golden Sun Cayman and its offshore subsidiaries should not be treated as a “resident enterprise” for PRC tax purposes if the criteria for “de facto management body” as set forth in SAT Notice 82 were deemed applicable to us. However, as the tax residency status of an enterprise is subject to determination by the PRC tax authorities and uncertainties remain with respect to the interpretation of the term “de facto management body” as applicable to our offshore entities, we will continue to monitor our tax status.

The implementation rules of the EIT Law provide that, (i) if the enterprise that distributes dividends is domiciled in the PRC or (ii) if gains are realized from transferring equity interests of enterprises domiciled in the PRC, then such dividends or gains are treated as China-sourced income. It is not clear how “domicile” may be interpreted under the EIT Law, and it may be interpreted as the jurisdiction where the enterprise is a tax resident. Therefore, if we are considered as a PRC tax resident enterprise for PRC tax purposes, any dividends we pay to our overseas shareholders which are non-resident enterprises as well as gains realized by such shareholders from the transfer of our shares may be regarded as China-sourced income and as a result become subject to PRC withholding tax at a rate of up to 10%. Zhong Lun, our PRC counsel, is unable to provide a “will” opinion because it believes that it is more likely than not that we and our offshore subsidiaries would be treated as non-resident enterprises for PRC tax purposes because we do not meet some of the conditions outlined in SAT Notice 82. In addition, Zhong Lun is not aware of any offshore holding companies with a corporate structure similar to ours that has been deemed a PRC “resident enterprise” by the PRC tax authorities as of the date of the prospectus. Therefore, Zhong Lun believes that it is possible but highly unlikely that the income received by our overseas shareholders will be regarded as China-sourced income.

See “Risk Factors—Risks Relating to Doing Business in the PRC—Under the PRC Enterprise Income Tax Law, we may be classified as a PRC ‘resident enterprise’ for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.”

Currently, as resident enterprises in the PRC, Golden Sun Shanghai, Chongwen Middle School, Ouhai Art School, as well as Golden Sun Wenzhou and its subsidiaries in PRC are subject to the enterprise income tax at the rate of 25%, except that once an enterprise meets certain requirements and is identified as a small-scale minimal profit enterprise, the part of its taxable income not more than RMB1 million is subject to a reduced rate of 5% and the part between RMB1 million and 3 million is subject to a reduced rate of 10%. The EIT is calculated based on the entity’s global income as determined under PRC tax laws and accounting standards. If the PRC tax authorities determine that Golden Sun Cayman is a PRC resident enterprise for enterprise income tax purposes, we may be required to withhold a 10% withholding tax from dividends we pay to our shareholders that are non-resident enterprises. In addition, non-resident enterprise shareholders may be subject to a 10% PRC withholding tax on gains realized on the sale or other disposition of our Class A Ordinary Shares, if such income is treated as sourced from within the PRC. It is unclear whether our non-PRC individual shareholders would be subject to any PRC tax on dividends or gains obtained by such non-PRC individual shareholders in the event we are determined to be a PRC resident enterprise. If any PRC tax were to apply to dividends or gains realized by non-PRC individuals, it would generally apply at a rate of 20% unless a reduced rate is available under an applicable tax treaty. However, it is also unclear whether our non-PRC shareholders would be able to claim the benefits of any tax treaties between their country of tax residence and the PRC in the event that we are treated as a PRC resident enterprise. There is no guidance from the PRC government to indicate whether or not any tax treaties between the PRC and other countries would apply in circumstances where a non-PRC company was deemed to be a PRC tax resident, and thus there is no basis for expecting how tax treaty between the PRC and other countries may impact non-resident enterprises.

Hong Kong Taxation

Entities incorporated in Hong Kong are subject to profits tax in Hong Kong at the rate of 16.5%.

Cayman Islands Taxation

The following is a discussion on certain Cayman Islands income tax consequences of an investment in the Shares. The discussion is a general summary of the present law, which is subject to prospective and retroactive change. It is not intended as tax advice, does not consider any investor’s particular circumstances, and does not consider tax consequences other than those arising under Cayman Islands law.

The Cayman Islands currently levies no taxes on individuals or corporations based upon profits, income, gains, or appreciation and there is no taxation in the nature of inheritance tax or estate duty. There are no other taxes likely to be material to us levied by the Government of the Cayman Islands except for stamp duties which may be applicable on instruments executed in, or, after execution, brought within the jurisdiction of the Cayman Islands. No stamp duty is payable in the Cayman Islands on the issue of shares by, or any transfers of shares of, Cayman Islands companies (except those which hold interests in land in the Cayman Islands). There are no exchange control regulations or currency restrictions in the Cayman Islands.

Payments of dividends and capital in respect of our Ordinary Shares will not be subject to taxation in the Cayman Islands and no withholding will be required on the payment of a dividend or capital to any holder of our Ordinary Shares, as the case may be, nor will gains derived from the disposal of our Ordinary Shares be subject to Cayman Islands income or corporation tax.

United States Federal Income Taxation

The following does not address the tax consequences to any particular investor or to persons in special tax situations such as:

●	banks;

●	financial institutions;

●	insurance companies;

●	regulated investment companies;

●	real estate investment trusts;

●	broker-dealers;

●	persons that elect to mark their securities to market;

●	U.S. expatriates or former long-term residents of the U.S.;

●	governments or agencies or instrumentalities thereof;

●	tax-exempt entities;

●	persons liable for alternative minimum tax;

●	persons holding our Ordinary Shares as part of a straddle, hedging, conversion or integrated transaction;

●	persons that actually or constructively own 10% or more of our voting power or value (including by reason of owning our Ordinary Shares);

●	persons who acquired our Ordinary Shares pursuant to the exercise of any employee share option or otherwise as compensation;

●	persons holding our Ordinary Shares through partnerships or other pass-through entities;

●	beneficiaries of a Trust holding our Ordinary Shares; or

●	persons holding our Ordinary Shares through a trust.

The discussion set forth below is addressed only to U.S. Holders that purchase Class A Ordinary Shares in this offering. Prospective purchasers are urged to consult their own tax advisors about the application of the U.S. federal income tax rules to their particular circumstances as well as the state, local, foreign and other tax consequences to them of the purchase, ownership and disposition of our Class A Ordinary Shares.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares

The following sets forth the material U.S. federal income tax consequences related to the ownership and disposition of our Ordinary Shares. It is directed to U.S. Holders (as defined below) of our Ordinary Shares and is based upon laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This description does not deal with all possible tax consequences relating to ownership and disposition of our Ordinary Shares or U.S. tax laws, other than the U.S. federal income tax laws, such as the tax consequences under non-U.S. tax laws, state, local and other tax laws.

The following brief description applies only to U.S. Holders (defined below) that hold Ordinary Shares as capital assets and that have the U.S. dollar as their functional currency. This brief description is based on the federal income tax laws of the United States in effect as of the date of this prospectus and on U.S. Treasury regulations in effect or, in some cases, proposed, as of the date of this prospectus, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The brief description below of the U.S. federal income tax consequences to “U.S. Holders” will apply to you if you are a beneficial owner of Ordinary Shares and you are, for U.S. federal income tax purposes,

●	an individual who is a citizen or resident of the United States;

●	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, any state thereof or the District of Columbia;

●	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

●	a trust that (1) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

If a partnership (or other entities treated as a partnership for United States federal income tax purposes) is a beneficial owner of our Ordinary Shares, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. Partnerships and partners of a partnership holding our Ordinary Shares are urged to consult their tax advisors regarding an investment in our Ordinary Shares.

An individual is considered a resident of the U.S. for Federal Income Tax purposes if they meet either the “Green Card Test” or the “Substantial Presence Test” described as follows:

The Green Card Test: You are a lawful permanent resident of the United States, at any time, if you have been given the privilege, according to the immigration laws of the United States, of residing permanently in the United States as an immiegrant. You generally have this status if the U.S. Citizenship and Immigration Services (USCIS) issued you an alien registration card, Form I-551, also known as a “green card.”

The Substantial Presence Test:

If an alien is present in the United States on at least 31 days of the current calendar year, he/she will (absent an applicable exception) be classified as a resident alien if the sum of the following equals 183 days or more (See §7701(b)(3)(A) of the Internal Revenue Code and related Treasury Regulations):

1.	The actual days in the United States in the current year; plus

2.	One-third of his/her days in the United States in the immediately preceding year; plus

3.	One-sixth of his/her days in the United States in the second preceding year.

Taxation of Dividends and Other Distributions on our Ordinary Shares

Subject to the PFIC (defined below) rules discussed below, the gross amount of distributions made by us to you with respect to the Ordinary Shares (including the amount of any taxes withheld therefrom) will generally be includable in your gross income as dividend income on the date of receipt by you, but only to the extent that the distribution is paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). With respect to corporate U.S. Holders, the dividends will not be eligible for the dividends-received deduction allowed to corporations in respect of dividends received from other U.S. corporations.

With respect to non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate applicable to qualified dividend income, provided that (1) the Ordinary Shares are readily tradable on an established securities market in the United States, or we are eligible for the benefits of an approved qualifying income tax treaty with the United States that includes an exchange of information program, (2) we are not a PFIC (defined below) for either our taxable year in which the dividend is paid or the preceding taxable year, and (3) certain holding period requirements are met. Because there is no income tax treaty between the United States and the Cayman Islands, clause (1) above can be satisfied only if the Ordinary Shares are readily tradable on an established securities market in the United States. Under U.S. Internal Revenue Service authority, Ordinary Shares are considered for purpose of clause (1) above to be readily tradable on an established securities market in the United States if they are listed on certain exchanges, which presently include the NYSE and the Nasdaq Stock Market. You are urged to consult your tax advisors regarding the availability of the lower rate for dividends paid with respect to our Ordinary Shares, including the effects of any change in law after the date of this prospectus.

Dividends will constitute foreign source income for foreign tax credit limitation purposes. If the dividends are taxed as qualified dividend income (as discussed above), the amount of the dividend taken into account for purposes of calculating the foreign tax credit limitation will be limited to the gross amount of the dividend, multiplied by the reduced rate divided by the highest rate of tax normally applicable to dividends. The limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. For this purpose, dividends distributed by us with respect to our Ordinary Shares will constitute “passive category income” but could, in the case of certain U.S. Holders, constitute “general category income.”

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits (as determined under U.S. federal income tax principles), it will be treated first as a tax-free return of your tax basis in your Ordinary Shares, and to the extent the amount of the distribution exceeds your tax basis, the excess will be taxed as capital gain. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that a distribution will be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Taxation of Dispositions of Ordinary Shares

Subject to the passive foreign investment company rules discussed below, you will recognize taxable gain or loss on any sale, exchange or other taxable disposition of a share equal to the difference between the amount realized (in U.S. dollars) for the share and your tax basis (in U.S. dollars) in the Ordinary Shares. The gain or loss will be capital gain or loss. If you are a non-corporate U.S. Holder, including an individual U.S. Holder, who has held the Ordinary Shares for more than one year, you will generally be eligible for reduced tax rates. The deductibility of capital losses is subject to limitations. Any such gain or loss that you recognize will generally be treated as United States source income or loss for foreign tax credit limitation purposes which will generally limit the availability of foreign tax credits.

Passive Foreign Investment Company (“PFIC”)

A non-U.S. corporation is considered a PFIC, as defined in Section 1297(a) of the US Internal Revenue Code, for any taxable year if either:

●	at least 75% of its gross income for such taxable year is passive income; or

●	at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income (the “asset test”).

Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any other corporation in which we own, directly or indirectly, at least 25% (by value) of the stock. In determining the value and composition of our assets for purposes of the PFIC asset test, (1) the cash we raise in this offering will generally be considered to be held for the production of passive income and (2) the value of our assets must be determined based on the market value of our Ordinary Shares from time to time, which could cause the value of our non-passive assets to be less than 50% of the value of all of our assets (including the cash raised in this offering) on any particular quarterly testing date for purposes of the asset test.

Based on our operations and the composition of our assets we do not expect to be treated as a PFIC under the current PFIC rules. We must make a separate determination each year as to whether we are a PFIC, however, and there can be no assurance with respect to our status as a PFIC for our current taxable year or any future taxable year. Depending on the amount of cash we raise in this offering, together with any other assets held for the production of passive income, it is possible that, for our current taxable year or for any subsequent taxable year, more than 50% of our assets may be assets held for the production of passive income. We will make this determination following the end of any particular tax year. Although the law in this regard is unclear, we are treating our VIEs as being owned by us for United States federal income tax purposes, not only because we control their management decisions, but also because we are entitled to the economic benefits associated with our VIEs, and as a result, we are treating our VIEs as our wholly-owned subsidiary for U.S. federal income tax purposes. If we are not treated as owning our VIEs for United States federal income tax purposes, we would likely be treated as a PFIC. In addition, because the value of our assets for purposes of the asset test will generally be determined based on the market price of our Ordinary Shares and because cash is generally considered to be an asset held for the production of passive income, our PFIC status will depend in large part on the market price of our Ordinary Shares and the amount of cash we raise in this offering. Accordingly, fluctuations in the market price of the Ordinary Shares may cause us to become a PFIC. In addition, the application of the PFIC rules is subject to uncertainty in several respects and the composition of our income and assets will be affected by how, and how quickly, we spend the cash we raise in this offering. We are under no obligation to take steps to reduce the risk of our being classified as a PFIC, and as stated above, the determination of the value of our assets will depend upon material facts (including the market price of our Ordinary Shares from time to time and the amount of cash we raise in this offering) that may not be within our control. If we are a PFIC for any year during which you hold Ordinary Shares, we will continue to be treated as a PFIC for all succeeding years during which you hold Ordinary Shares. If we cease to be a PFIC and you did not previously make a timely “mark-to-market” election as described below, however, you may avoid some of the adverse effects of the PFIC regime by making a “purging election” (as described below) with respect to the Ordinary Shares.

If we are a PFIC for your taxable year(s) during which you hold Ordinary Shares, you will be subject to special tax rules with respect to any “excess distribution” that you receive and any gain you realize from a sale or other disposition (including a pledge) of the Ordinary Shares, unless you make a “mark-to-market” election as discussed below. Distributions you receive in a taxable year that are greater than 125% of the average annual distributions you received during the shorter of the three preceding taxable years or your holding period for the Ordinary Shares will be treated as an excess distribution. Under these special tax rules:

●	the excess distribution or gain will be allocated ratably over your holding period for the Ordinary Shares;

●	the amount allocated to your current taxable year, and any amount allocated to any of your taxable year(s) prior to the first taxable year in which we were a PFIC, will be treated as ordinary income, and

●	the amount allocated to each of your other taxable year(s) will be subject to the highest tax rate in effect for that year and the interest charge generally applicable to underpayments of tax will be imposed on the resulting tax attributable to each such year.

The tax liability for amounts allocated to years prior to the year of disposition or “excess distribution” cannot be offset by any net operating losses for such years, and gains (but not losses) realized on the sale of the Ordinary Shares cannot be treated as capital, even if you hold the Ordinary Shares as capital assets.

A U.S. Holder of “marketable stock” (as defined below) in a PFIC may make a mark-to-market election under Section 1296 of the US Internal Revenue Code for such stock to elect out of the tax treatment discussed above. If you make a mark-to-market election for first taxable year which you hold (or are deemed to hold) Ordinary Shares and for which we are determined to be a PFIC, you will include in your income each year an amount equal to the excess, if any, of the fair market value of the Ordinary Shares as of the close of such taxable year over your adjusted basis in such Ordinary Shares, which excess will be treated as ordinary income and not capital gain. You are allowed an ordinary loss for the excess, if any, of the adjusted basis of the Ordinary Shares over their fair market value as of the close of the taxable year. Such ordinary loss, however, is allowable only to the extent of any net mark-to-market gains on the Ordinary Shares included in your income for prior taxable years. Amounts included in your income under a mark-to-market election, as well as gain on the actual sale or other disposition of the Ordinary Shares, are treated as ordinary income. Ordinary loss treatment also applies to any loss realized on the actual sale or disposition of the Ordinary Shares, to the extent that the amount of such loss does not exceed the net mark-to-market gains previously included for such Ordinary Shares. Your basis in the Ordinary Shares will be adjusted to reflect any such income or loss amounts. If you make a valid mark-to-market election, the tax rules that apply to distributions by corporations which are not PFICs would apply to distributions by us, except that the lower applicable capital gains rate for qualified dividend income discussed above under “—Taxation of Dividends and Other Distributions on our Ordinary Shares” generally would not apply.

The mark-to-market election is available only for “marketable stock”, which is stock that is traded in other than de minimis quantities on at least 15 days during each calendar quarter (“regularly traded”) on a qualified exchange or other market (as defined in applicable U.S. Treasury regulations), including the Nasdaq Capital Market. If the Ordinary Shares are regularly traded on the Nasdaq Capital Market and if you are a holder of Ordinary Shares, the mark-to-market election would be available to you were we to be or become a PFIC.

Alternatively, a U.S. Holder of stock in a PFIC may make a “qualified electing fund” election under Section 1295(b) of the US Internal Revenue Code with respect to such PFIC to elect out of the tax treatment discussed above. A U.S. Holder who makes a valid qualified electing fund election with respect to a PFIC will generally include in gross income for a taxable year such holder’s pro rata share of the corporation’s earnings and profits for the taxable year. The qualified electing fund election, however, is available only if such PFIC provides such U.S. Holder with certain information regarding its earnings and profits as required under applicable U.S. Treasury regulations. We do not currently intend to prepare or provide the information that would enable you to make a qualified electing fund election. If you hold Ordinary Shares in any taxable year in which we are a PFIC, you will be required to file U.S. Internal Revenue Service Form 8621 in each such year and provide certain annual information regarding such Ordinary Shares, including regarding distributions received on the Ordinary Shares and any gain realized on the disposition of the Ordinary Shares.

If you do not make a timely “mark-to-market” election (as described above), and if we were a PFIC at any time during the period you hold our Ordinary Shares, then such Ordinary Shares will continue to be treated as stock of a PFIC with respect to you even if we cease to be a PFIC in a future year, unless you make a “purging election” for the year we cease to be a PFIC. A “purging election” creates a deemed sale of such Ordinary Shares at their fair market value on the last day of the last year in which we are treated as a PFIC. The gain recognized by the purging election will be subject to the special tax and interest charge rules treating the gain as an excess distribution, as described above. As a result of the purging election, you will have a new basis (equal to the fair market value of the Ordinary Shares on the last day of the last year in which we are treated as a PFIC) and holding period (which new holding period will begin the day after such last day) in your Ordinary Shares for tax purposes.

IRC Section 1014(a) provides for a step-up in basis to the fair market value for our Ordinary Shares when inherited from a decedent that was previously a holder of our Ordinary Shares. However, if we are determined to be a PFIC and a decedent that was a U.S. Holder did not make either a timely qualified electing fund election for our first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) our Ordinary Shares, or a mark-to-market election and ownership of those Ordinary Shares are inherited, a special provision in IRC Section 1291(e) provides that the new U.S. Holder’s basis should be reduced by an amount equal to the Section 1014 basis minus the decedent’s adjusted basis just before death. As such if we are determined to be a PFIC at any time prior to a decedent’s passing, the PFIC rules will cause any new U.S. Holder that inherits our Ordinary Shares from a U.S. Holder to not get a step-up in basis under Section 1014 and instead will receive a carryover basis in those Ordinary Shares.

You are urged to consult your tax advisors regarding the application of the PFIC rules to your investment in our Ordinary Shares and the elections discussed above.

Information Reporting and Backup Withholding

Dividend payments with respect to our Ordinary Shares and proceeds from the sale, exchange or redemption of our Ordinary Shares may be subject to information reporting to the U.S. Internal Revenue Service and possible U.S. backup withholding under Section 3406 of the US Internal Revenue Code with at a current flat rate of 24%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification on U.S. Internal Revenue Service Form W-9 or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on U.S. Internal Revenue Service Form W-9. U.S. Holders are urged to consult their tax advisors regarding the application of the U.S. information reporting and backup withholding rules.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against your U.S. federal income tax liability, and you may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the U.S. Internal Revenue Service and furnishing any required information. We do not intend to withhold taxes for individual shareholders. Transactions effected through certain brokers or other intermediaries, however, may be subject to withholding taxes (including backup withholding), and such brokers or intermediaries may be required by law to withhold such taxes.

Under the Hiring Incentives to Restore Employment Act of 2010, certain U.S. Holders are required to report information relating to our Ordinary Shares, subject to certain exceptions (including an exception for Ordinary Shares held in accounts maintained by certain financial institutions), by attaching a complete Internal Revenue Service Form 8938, Statement of Specified Foreign Financial Assets, with their tax return for each year in which they hold Ordinary Shares. Failure to report such information could result in substantial penalties. You should consult your own tax advisor regarding your obligation to file a Form 8938.

UNDERWRITING

Under the terms and subject to the conditions of an underwriting agreement dated the date of this prospectus, the Underwriter has agreed to purchase, and we have agreed to sell to it [●] Class A Ordinary Shares.

The Underwriter is offering the Class A Ordinary Shares subject to its acceptance of the Class A Ordinary Shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the Underwriter to pay for and accept delivery of the Class A Ordinary Shares offered by this prospectus are subject to the approval of certain legal matters by its counsel and to other conditions. The Underwriter is obligated to take and pay for all of the Class A Ordinary Shares offered by this prospectus if any such Ordinary Shares are taken. However, the Underwriter is not required to take or pay for the Class A Ordinary Shares covered by the Underwriter’s option to purchase additional Class A Ordinary Shares described below.

We have granted to the Underwriter an option, exercise for 45 days from the date of the closing of this offering, to purchase up to an additional 15% of the total number of Class A Ordinary Shares offered, or [●] additional Class A Ordinary Shares, at the initial public offering price listed on the cover page of this prospectus, less underwriting discounts. The Underwriter may exercise this option solely for the purpose of cover over-allotments, if any, made in connection with the offering contemplated by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional Class A Ordinary Shares as the number listed next to the underwriter’s name in the preceding table bears to the total number of Class A Ordinary Shares listed next to the names of all Underwriter in the preceding table.

The Underwriter will offer the Class A Ordinary Shares to the public at the initial public offering price set forth on the cover of this prospectus and to selected dealers at the initial public offering price less a selling concession not in excess of $[●] per Class A Ordinary Share. After this offering, the initial public offering price, concession, and reallowance to dealers may be reduced by the representative. No change in those terms will change the amount of proceeds to be received by us as set forth on the cover of this prospectus. The securities are offered by the Underwriter as stated herein, subject to receipt and acceptance by the Underwriter and subject to its right to reject any order in whole or in part.

Discounts and Expenses

The underwriting discounts are equal to 7.5% of the initial public offering price set forth on the cover of this prospectus.

The following table shows the price per Class A Ordinary Share and total initial public offering price, underwriting discounts, and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the Underwriter’s option to purchase up to an additional [●] Class A Ordinary Shares.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Full Exercise of Over-Allotment Option
Initial public offering price
Underwriting discounts to be paid by us
Proceeds, before expenses, to us

We have agreed to reimburse the Underwriter up to a maximum of $200,000 for our-of-pocket accountable expenses (including the legal fees and other disbursements as disclosed below).

We paid an expense deposit of $100,000 to the Underwriter upon the execution of the letter of intent between us and the Underwriter. We will pay an additional $80,000 upon the first public filing of the Company’s registration statement with the SEC. Upon the closing of this offering, we will pay the remaining and final payment of $20,000 to the Underwriter. Any expense deposits will be returned to us to the extent the Underwriter’s out-of-pocket accountable expenses are not actually incurred in accordance with FINRA Rule 5110(g)(A).

We have agreed to pay expenses relating to the offering up to $200,000, including: (i) the Company’s legal and accounting fees and disbursements; (ii) the costs of preparing, printing, mailing and delivering the registration statement, the preliminary and final prospectus contained therein and amendments thereto, post-effective amendments and supplements thereto, the underwriting agreement and related documents (all in such quantities as the Underwriter may reasonably require); (iii) preparing and printing stock certificates and warrant certificates; the costs of any “due diligence” meetings; (iv) all reasonable and documented fees and expenses for conducting a net road show presentation; all filing fees (including SEC filing fees) and communication expenses relating to the registration of the shares to be sold in this offering, DTC fee, FINRA filing fees; (v) the reasonable and documented fees and disbursements of the Underwriter’s counsel up to $75,000; (vi) background checks of the Company’s officers and directors up to a maximum of $15,000; (vii) preparation of bound volumes and mementos in such quantities as the Underwriter may reasonably request up to $2,500; (viii) transfer taxes, if any, payable upon the transfer of securities from the Company to the Underwriter; and (ix) the fees and expenses of the transfer agent, clearing firm and registrar for the shares.

We estimate that the total expenses of the offering payable by us, excluding the underwriting discounts, will be approximately $[●], including a maximum aggregate reimbursement of $200,000 of Underwriter’s accountable expenses.

We will apply to list our Class A Ordinary Shares on the Nasdaq Capital Market under the symbol “GSUN.” There is no assurance that such application will be approved, and if our application is not approved, this offering may not be completed.

Underwriter Warrants

In addition, we have agreed to issue warrants to the Underwriter to purchase a number of Class A Ordinary Shares equal to 7.5% of the total number of Class A Ordinary Shares sold in this offering. Such warrants shall have an exercise price equal to 120% of the offering price of the Class A Ordinary Shares sold in this offering. The Underwriter Warrants may be purchased in cash or via cashless exercise, will be exercisable for five years from the effective date of the registration statement of which this prospectus forms a part, and will terminate on the 5th anniversary of the effective date of the registration statement of which this prospectus forms a part. The Underwriter Warrants and the underlying Class A Ordinary Shares will be deemed compensation by FINRA, and therefore will be subject to FINRA Rule 5110(e). In accordance with FINRA Rule 5110(e)(1), and except as otherwise permitted by FINRA rules, neither the Underwriter Warrants nor any of our Class A Ordinary Shares issued upon exercise of the Underwriter Warrants may be sold, transferred, assigned, pledged, or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of such securities by any person, for a period of 6 months immediately following the closing of this offering. In addition, although the Underwriter Warrants and the underlying Class A Ordinary Shares will be registered in the registration statement of which this prospectus forms a part, we have also agreed that the Underwriter Warrants will provide for registration rights in certain cases. These registration rights apply to all of the securities directly and indirectly issuable upon exercise of the Underwriter Warrants. The piggyback registration right provided will not be greater than five years from the effective date of the offering in compliance with FINRA Rule 5110(g)(8)(D).

We will bear all fees and expenses attendant to registering the Class A Ordinary Shares issuable upon exercise of the Underwriter Warrants, other than underwriting commissions incurred and payable by the holders. The exercise price and number of Class A Ordinary Shares issuable upon exercise of the warrants may be adjusted in certain circumstances, including in the event of a stock dividend, extraordinary cash dividend, or our recapitalization, reorganization, merger, or consolidation. The warrant exercise price and/or underlying shares may also be adjusted for issuances of Class A Ordinary Shares at a price below the warrant exercise price.

Indemnification; Indemnification Escrow

We have agreed to indemnify the Underwriter against certain liabilities, including liabilities under the Securities Act and liabilities arising from breaches of representations and warranties contained in the underwriting agreement, or to contribute to payments that the Underwriter may be required to make in respect of those liabilities.

Lock-Up Agreements

We have agreed not to, for a period of 180 days from the effective date of this registration statement, offer, issue, sell, contract to sell, encumber, grant any option for the sale of, or otherwise dispose of, except in this offering, any of our Class A Ordinary Shares or securities that are substantially similar to our Class A Class A Ordinary Shares, including but not limited to any options or warrants to purchase our Class A Ordinary Shares, or any securities that are convertible into or exchangeable for, or that represent the right to receive, our Class A Ordinary Shares or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date such lock-up agreement was executed), without the prior written consent of the Underwriter.

Furthermore, each of our directors, executive officers, and principal shareholders ([10%] or more shareholders) of our Class A Ordinary Shares has also entered into a similar lock-up agreement for a period of [180 days] from the effective date of this registration statement, subject to certain exceptions, with respect to our Ordinary Shares and securities that are substantially similar to our Class A Ordinary Shares.

Pricing of the Offering

Prior to this offering, there has been no public market for our Class A Ordinary Shares. The initial public offering price of the Class A Ordinary Shares has been negotiated between us and the Underwriter. Among the factors considered in determining the initial public offering price of the Class A Ordinary Shares, in addition to the prevailing market conditions, are our historical performance, estimates of our business potential and earnings prospects, an assessment of our management, and the consideration of the above factors in relation to market valuation of companies in related businesses.

Electronic Offer, Sale, and Distribution of Class A Ordinary Shares

A prospectus in electronic format may be made available on the websites maintained by the Underwriter or selling group members, if any, participating in this offering and the Underwriter may distribute prospectuses electronically. The Underwriter may agree to allocate a number of Class A Ordinary Shares to selling group members for sale to its online brokerage account holders. The Class A Ordinary Shares to be sold pursuant to internet distributions will be allocated on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us or the Underwriter, and should not be relied upon by investors.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, the Underwriter may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A Ordinary Shares. Specifically, the Underwriter may sell more Class A Ordinary Shares than it is obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of Class A Ordinary Shares available for purchase by the Underwriter under option to purchase additional Class A Ordinary Shares. The Underwriter can close out a covered short sale by exercising the option to purchase additional Class A Ordinary Shares or purchasing Class A Ordinary Shares in the open market. In determining the source of Class A Ordinary Shares to close out a covered short sale, the Underwriter will consider, among other things, the open market price of Class A Ordinary Shares compared to the price available under the option to purchase additional Ordinary Shares. The Underwriter may also sell Class A Ordinary Shares in excess of the option to purchase additional Class A Ordinary Shares, creating a naked short position. The Underwriter must close out any naked short position by purchasing Class A Ordinary Shares in the open market. A naked short position is more likely to be created if the Underwriter are concerned that there may be downward pressure on the price of the Class A Ordinary Shares in the open market after pricing that could adversely affect investors who purchase in the offering.

The Underwriter may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our Class A Ordinary Shares in this offering because such underwriter repurchases those Class A Ordinary Shares in stabilizing or short covering transactions.

Finally, the Underwriter may bid for, and purchase, our Class A Ordinary Shares in market making transactions, including “passive” market making transactions as described below.

These activities may stabilize or maintain the market price of our Class A Ordinary Shares at a price that is higher than the price that might otherwise exist in the absence of these activities. The Underwriter is not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq Capital Market, in the over-the-counter market, or otherwise.

Passive Market Making

In connection with this offering, the Underwriter may engage in passive market making transactions in our Class A Ordinary Shares on the Nasdaq Capital Market in accordance with Rule 103 of Regulation M under the Exchange Act, during a period before the commencement of offers or sales of the Class A Ordinary Shares and extending through the completion of the distribution. A passive market maker must display its bid at a price not in excess of the highest independent bid of that security. However, if all independent bids are lowered below the passive market maker’s bid, then that bid must then be lowered when specified purchase limits are exceeded.

Potential Conflicts of Interest

The Underwriter and its affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the Underwriter and its affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own accounts and for the accounts of their customers and such investment and securities activities may involve securities and/or instruments of our Company. The Underwriter and its affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Selling Restrictions

No action has been taken in any jurisdiction (except in the United States) that would permit a public offering of the Class A Ordinary Shares, or the possession, circulation or distribution of this prospectus or any other material relating to us or the Class A Ordinary Shares, where action for that purpose is required. Accordingly, the Class A Ordinary Shares may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the Class A Ordinary Shares may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction.

Stamp Taxes

If you purchase Class A Ordinary Shares offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

EXPENSES RELATING TO THIS OFFERING

Set forth below is an itemization of the total expenses, excluding underwriting discounts, that we expect to incur in connection with this offering. With the exception of the SEC registration fee, the FINRA filing fee and the Nasdaq Capital Market listing fee, all amounts are estimates.

Securities and Exchange Commission Registration Fee	$	[●]
Nasdaq Capital Market Listing Fee	$	[●]
FINRA Filing Fee	$	[●]
Legal Fees and Expenses	$	[●]
Accounting Fees and Expenses	$	[●]
Printing and Engraving Expenses	$	[●]
Transfer Agent Expenses	$	[●]
Miscellaneous Expenses	$	[●]
Total Expenses	$	[●]

These expenses will be borne by us. Underwriting discounts will be borne by us in proportion to the numbers of Class A Ordinary Shares sold in the offering.

LEGAL MATTERS

We are being represented by Hunter Taubman Fischer & Li LLC with respect to certain legal matters as to United States federal securities and New York State law. The validity of the Class A Ordinary Shares offered in this offering and certain other legal matters as to Cayman Islands law will be passed upon for us by Ogier, our counsel as to Cayman Islands law. Legal matters as to PRC law will be passed upon for us by Zhong Lun. [Underwriter Counsel] is acting as counsel to the Underwriter.

EXPERTS

The consolidated financial statements for the fiscal years ended September 30, 2018 and 2019 and six months ended March 31, 2020, included in this prospectus have been so included in reliance on the report of Friedman LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. The office of Friedman LLP is located at One Liberty Plaza, 165 Broadway, 21st Floor, New York, NY 10006.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1, including relevant exhibits and schedules under the Securities Act, covering the Ordinary Shares offered by this prospectus. You should refer to our registration statements and their exhibits and schedules if you would like to find out more about us and about the Ordinary Shares. This prospectus summarizes material provisions of contracts and other documents that we refer you to. Since the prospectus may not contain all the information that you may find important, you should review the full text of these documents.

Immediately upon the completion of this offering, we will be subject to periodic reporting and other informational requirements of the Exchange Act, as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders under the federal proxy rules contained in Sections 14(a), (b) and (c) of the Exchange Act, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act.

The registration statements, reports and other information so filed can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The SEC also maintains a website that contains reports, proxy statements and other information about issuers, such as us, who file electronically with the SEC. The address of that website is http://www.sec.gov. The information on that website is not a part of this prospectus.

No dealers, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

GOLDEN SUN EDUCATION GROUP LIMITED

 GOLDEN SUN EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

	As of
	March 31,	September 30,
	2020	2019

ASSETS
CURRENT ASSETS:
Cash	$1,607,874	$3,109,651
Accounts receivable-related party	159,442	-
Prepayments and other current assets, net	1,604,944	967,862
TOTAL CURRENT ASSETS	3,372,260	4,077,513

Property and equipment, net	3,476,969	2,807,904
Land use rights, net	7,156,707	7,171,101
Deferred tax assets	56,426	66,288
Deferred issuance costs	102,330	-
TOTAL ASSETS	$14,164,692	$14,122,806

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Short-term bank loans	$1,763,743	$1,050,744
Current maturity of long-term loans	134,045	126,089
Accounts payable	700,746	836,770
Notes payable – current	353,494	623,056
Due to related party	2,015,675	1,013,599
Deferred revenue	6,176,433	8,786,312
Accrued expenses and other liabilities	883,001	753,746
Loan from third party	77,605	77,055
Taxes payable	3,359,001	2,980,169
Refund liability	92,695	108,798
TOTAL CURRENT LIABILITIES	15,556,438	16,356,338

Note payable – long term	3,592,138	3,566,673
Long-term bank loans	1,219,099	1,280,507
TOTAL LIABILITIES	20,367,675	21,203,518

COMMITMENTS AND CONTINGENCIES

DEFICIT:
Ordinary shares, 50,000 shares authorized, consisting of 45,000 Class A ordinary shares of $1.0 par value per share and 5,000 Class B ordinary shares of $1.0 par value per share, 1,662.9 Class A ordinary shares and 747.1 Class B ordinary shares issued and outstanding at March 31, 2020 and September 30, 2019*
Ordinary shares A	1,663	1,663
Ordinary shares B	747	747
Additional paid in capital	1,653,957	1,653,957
Statutory reserves	868,889	686,731
Accumulated deficit	(7,505,612)	(8,220,150)
Accumulated other comprehensive income	(1,004,065)	(945,927)
TOTAL SHAREHOLDERS’ DEFICIT	(5,984,421)	(6,822,979)
Non-controlling interests	(218,562)	(257,733)
TOTAL DEFICIT	(6,202,983)	(7,080,712)

TOTAL LIABILITIES AND DEFICIT	$14,164,692	$14,122,806

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization on December 5, 2020.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN SUN EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	For the six months ended March 31,
	2020	2019
Revenues	$7,192,989	$7,795,583
Cost of revenues	3,892,079	3,573,563
Gross profit	3,300,910	4,222,020

Operating expenses:
Selling expenses	186,828	314,635
General and administrative expenses	1,604,238	1,293,415
Total operating expenses	1,791,066	1,608,050
Income from operations	1,509,844	2,613,970

Other income (expense):
Interest expense, net	(263,447)	(67,465)
Other income (expense), net	(5,943)	45,990
Total other expense, net	(269,390)	(21,475)

Income before income taxes	1,240,454	2,592,495

Income taxes provision	302,310	632,960

Net income	938,144	1,959,535
Less: net income attributable to non-controlling interests	41,448	86,046
Net income attributable to the company	896,696	1,873,489

Other comprehensive income
Foreign currency translation adjustment	(60,415)	(219,004)
Comprehensive income	877,729	1,740,531
Less: comprehensive income attributable to non-controlling interests	39,171	77,967
Comprehensive income attributable to the company	$838,558	$1,662,564

Earnings per share
Basic and diluted	$372	$777

Weighted average number of shares outstanding*
Basic and diluted	2,410	2,410

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization on December 5, 2020.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN SUN EDUCATION GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE SIX MONTHS ENDED MARCH 31, 2020 and 2019

	Ordinary shares		Additional paid in	Statutory	Accumulated	Accumulated other comprehensive income	Non-controlling	Total shareholders’
	Shares*	Amount	capital	Reserves	deficit	(loss)	interests	deficit
Balance at September 30, 2018	2,410	$2,410	$1,653,957	$594,984	$(11,494,129)	$(1,216,193)	$(411,488)	$(10,870,459)

Net income	-	-	-	-	1,873,489	-	86,046	1,959,535
Statutory reserve	-	-	-	87,964	(87,964)	-	-	-
Foreign currency translation loss	-	-	-	-	-	(210,925)	(8,079)	(219,004)

Balance at March 31, 2019	2,410	$2,410	$1,653,957	$682,948	$(9,708,604)	$(1,427,118)	$(333,521)	$(9,129,928)

Balance at September 30, 2019	2,410	$2,410	$1,653,957	$686,731	$(8,220,150)	$(945,927)	$(257,733)	$(7,080,712)

Net income	-	-	-	-	896,696	-	41,448	938,144
Statutory reserve	-	-	-	182,158	(182,158)	-	-	-
Foreign currency translation loss	-	-	-	-	-	(58,138)	(2,277)	(60,415)

Balance at March 31, 2020	2,410	$2,410	$1,653,957	$868,889	$(7,505,612)	$(1,004,065)	$(218,562)	$(6,202,983)

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization on December 5, 2020.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements

GOLDEN SUN EDUCATION GROUP LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the six months ended March 31,
	2020	2019
Cash flows from operating activities:
Net income	$938,144	$1,959,535
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Depreciation and amortization	289,986	268,062
Bad debt provisions	4,991	-
Deferred tax provision (benefits)	10,445	128,692
Changes in operating assets and liabilities:
Accounts receivable-related party	(161,139)	(87,840)
Prepayments and other assets	(641,867)	(461,177)
Accounts payable	(143,508)	276,098
Accrued expenses and other liabilities	125,190	4,303
Deferred revenue	(2,701,041)	(502,312)
Taxes payable	361,359	648,712
Refund liability	(17,060)	(49,243)
Net cash (used in) provided by operating activities	(1,934,500)	2,184,830

Cash flows from investing activities:
Purchase of property and equipment	(815,618)	(265,465)
Purchase of intangible assets	(63,999)	-
Net cash used in investing activities	(879,617)	(265,465)

Cash flows from financing activities:
Collections from (payment to) related parties	1,005,423	(1,735,421)
Proceeds from short-term bank loans	720,132	-
Repayment of short-term bank loans	-	(688,080)
Proceeds from long-term bank loans	-	1,586,976
Repayment of long-term bank loans	(71,300)	(58,560)
Proceeds from third party loans	-	43,920
Payment of deferred issuance costs	(103,418)	-
Repayment of notes payable	(276,926)	-
Net cash provided by (used in) financing activities	1,273,911	(851,165)

Effect of exchange rates changes on cash and cash equivalents	38,429	43,658
Net change in cash and cash equivalent	(1,501,777)	1,111,858
Cash and cash equivalent, beginning of period	3,109,651	1,057,298
Cash and equivalent, end of period	$1,607,874	$2,169,156

Supplemental cash flow disclosures:
Cash paid for income tax	$1,395	$1,871
Cash paid for interest	$108,770	$47,442

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Golden Sun Education Group Limited (“Golden Sun” or “the Company”) is a holding company that was formed under the laws of Cayman Islands on September 20, 2018. The Company, through its wholly-owned subsidiaries and entities controlled through contractual arrangements, is engaged in the provision of education and management services in the People’s Republic of China (“China” or “PRC”). The Company offers private schools educational services and foreign language tutorial services and other education training management services.

As of March 31, 2020, the Company’s subsidiaries and consolidated affiliated entities are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/ indirect Economic ownership	Principal Activities

Shanghai Golden Sun Education Group Co., Limited (“Golden Sun Shanghai”)	November 25, 2013	Hong Kong	100%	Investment Holding
Hong Kong Jintaiyang International Education Holding Group Limited (“Golden Sun Hong Kong”)	June 23, 2017	Hong Kong	100%	Investment Holding
Wenzhou Jintaiyang Education Development Co., Ltd (“Golden Sun Wenzhou” or “WFOE”)	October 24, 2018	PRC	100%	Education and management service
Wenzhou City Ouhai District Yangfushan Culture Tutorial School (“Yangfushan Tutorial”)	May 5, 2008	PRC	100%	Tutorial service
Shanghai Golden Sun Gongyu Education Technology Co., Ltd. (“Gongyu Education “)	September 15, 2017	PRC	100%	Education and management service
Xianjin Technology Development Co., Ltd. (“Xianjin Technology”)	February 20, 2012	PRC	85%	Education service
Shanghai Zhouzhi Culture Development Co., Ltd (“Zhouzhi Culture”)	December 11, 2012	PRC	100%	Tutorial service
Hangzhou Jicai Tutorial School Co., Ltd (“Hangzhou Jicai”)*	April 10, 2017	PRC	100%	Tutorial service
Shanghai Yangpu District Jicai Tutorial School (“Shanghai Jicai”)*	March 13, 2001	PRC	100%	Tutorial service
Shanghai Hongkou Practical Foreign Language School (“Hongkou School”)	February 6, 2004	PRC	80%	Tutorial service
Wenzhou Lilong Logistics Services Co., Ltd. (“Lilong Logistics”)	December 17, 2019	PRC	100%	Education logistics and accommodation service
Shanghai Qingshang Education Technology Co., Ltd (“Qingshang Education”)	December 12, 2019	PRC	100%	Educational training service
Variable Interest Entity (“VIE”)
Wenzhou City Ouhai District Art School (“Ouhai Art School”)	July 26, 2000	PRC	Variable interest	Education service
Wenzhou City Longwan District Chongwen Middle School (“Chongwen Middle School”)	December 30, 2002	PRC	Variable interest	Education service

*	Hangzhou Jicai and Shanghai Jicai collectively refer to Jicai School.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under a common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries and VIEs. Mr. Weng Xueyuan (“Mr. Weng”), the Chairman of the Board of Directors of the Company, is the ultimate controlling shareholder of the Company.

Reorganization

A Reorganization of the legal structure was completed in June 2019. The Reorganization involved: (i) the formation of Hong Kong Golden Sun, and Golden Sun Wenzhou, or WFOE; (ii) the transfer of Mr. Weng’s equity interest in Gongyu Education to WFOE; (iii) the transfer of Mr. Weng’s equity interest in Xianjin Technology to Gongyu Education; and (iv) the signing of contractual arrangements between Golden Sun Wenzhou and Ouhai Art School and its respective shareholders.

On April 27, 2015, the Company, through its wholly-owned subsidiary, Golden Sun Shanghai, entered into an entrustment agreement (“Entrustment Agreement”) with Chongwen Middle School and Xueyuan Weng for the period from September 1, 2015 to September 1, 2023, which may be renewed for an additional seven years.. Pursuant to the Entrustment Agreement, Golden Sun Shanghai has the exclusive right to control the operations of Chongwen Middle School, including making operational and financial decisions. In return, the Company is entitled to receive the residual return from Chongwen School’s operation and at the same time to bear the risk of loss from the operation. The equity holders of Chongwen School are not involved in the daily operation decisions of Chongwen Middle School but instead receive a fixed amount of return on annual basis.

On March 1, 2019, the Company, through its WFOE, entered into a series contractual arrangements with the owners of Ouhai Art School with a term of 10 years with preferred renewal rights. These agreements include a Shareholders’ Voting Rights Proxy Agreement, an Executive Call Option Agreement, Equity Pledge Agreements and an Exclusive Business Cooperation Agreement. Pursuant to the contractual arrangements, WFOE has the exclusive right to control the operations of Ouhai Art School.

The above-mentioned arrangements ultimately obligate Golden Sun Shanghai and WFOE to absorb all of the risk of loss and receive residual returns of Chongwen Middle School and Ouhai Art School. In essence, the Company, through Golden Sun Shanghai and WFOE, has gained effective control over Chongwen Middle School and Ouhai Art School. Therefore, the Company believes that Chongwen Middle School and Ouhai Art School should be considered as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. Chongwen Middle School and Ouhai Art School are engaged in providing primary school education service in Wenzhou city of PRC.

Before and after the Reorganization, the Company, together with its subsidiaries and its VIEs, is effectively controlled by the same shareholders, and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company, its subsidiaries and VIEs have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

The Contractual Arrangements

As mentioned above, Chongwen Middle School and Ouhai Art School are controlled through contractual arrangements in lieu of direct equity ownership by the Company and consolidated as VIEs of the Company.

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The Company, through Golden Sun Shanghai and WFOE, is deemed to have controlling financial interests in and be the primary beneficiary of Chongwen Middle School and Ouhai Art School because it has both of the following characteristics:

●	The power to direct activities at Chongwen Middle School and Ouhai Art School that most significantly impact such entities’ economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from Chongwen Middle School and Ouhai Art School that could potentially be significant to such entity.

Pursuant to these contractual arrangements, the Company, through Golden Sun Shanghai and WFOE, has the right to receive all of Chongwen Middle School and Ouhai Art School’s residual return. At the same time, the Company, through Golden Sun Shanghai and WFOE, is obligated to absorb all of their losses. Such contractual arrangements are designed so that the operations of Chongwen Middle School and Ouhai Art School are solely for the benefits of Golden Sun Shanghai and WFOE and ultimately, the Company.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows:

	As of March 31,	As of September 30,
	2020	2019
	(Unaudited)
CURRENT ASSETS:
Cash	$1,173,438	$2,537,195
Prepayments and other current assets, net	141,075	206,448
TOTAL CURRENT ASSETS	1,314,513	2,743,643

NON-CURRENT ASSETS:
Property and equipment, net	3,159,467	2,699,859
Land use rights, net	7,093,381	7,171,101
Deferred tax assets	-	34,144
TOTAL ASSETS	11,567,361	12,648,747

CURRENT LIABILITIES:
Short-term bank loans	1,763,743	1,050,744
Notes payable – current portion	353,494	623,056
Accounts payable	700,746	836,770
Due to related party	5,259,075	5,856,960
Deferred revenue	1,452,442	3,264,443
Accrued expenses and other liabilities	319,458	204,740
Loans from third party	77,605	77,055
Taxes payable	922,896	717,852
TOTAL CURRENT LIABILITIES	10,849,459	12,631,620
Note payable – long term portion	3,592,138	3,566,673
TOTAL LIABILITIES	$14,441,597	$16,198,293

	For the six months ended March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Revenue	$3,596,236	$3,749,682
Net income	$708,108	$1,085,245

	For the six months ended March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Net cash provided by (used in) operating activities	$(688,270)	$1,475,478
Net cash used in investing activities	$(575,148)	$(241,597)
Net cash provided by (used in) financing activities	$39,292	$(231,667)

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Company may provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. For the six months ended March 31, 2020 and 2019, the Company did not provide any financial or other support to the VIEs. There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations. Creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its registered capital, to the Company in the form of loans and advances or cash dividends.

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs. All intercompany transactions and balances are eliminated upon consolidation.

These interim unaudited financial statements should be read in conjunction with the audited consolidated financial statements for the year ended September 30, 2019, included in the prospectus. The interim unaudited financial statements follow the same accounting policies and methods of computations as the audited financial statements for the year ended September 30, 2019. Interim results are not necessarily indicative of results to be expected for the full year.

Non-controlling interest

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company. As of March 31, 2020 and September 30, 2019, non-controlling interests represent two non-controlling shareholders’ proportionate share of equity interests in Hongkou School and Xianjin Technology.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to useful lives of property and equipment and land use rights, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition and advances from customers, valuation of prepayments and other assets and realization of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash comprises cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in the PRC. Cash balances in bank accounts in the PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value of Financial Instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, prepayments and other current assets, accounts payable, deferred revenue, accrued liabilities, due to related parties, short term bank loans and taxes payable, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the long-term liabilities approximated their present value as the interest rates applied reflect the current quoted market yield for comparable financial instruments.

Accounts Receivable and allowance for doubtful accounts

The accounts receivable represents the Company’s right to consideration in exchange for goods and services that the Company has transferred to the customer before payment is due. Accounts receivable is stated at the historical carrying amount, net of an estimated allowance for uncollectible accounts. The Company usually determines the adequacy of reserves for doubtful accounts based on individual account analysis and historical collection trends. The Company establishes an allowance for doubtful receivables when there is objective evidence that the Company may not be able to collect amounts due. The allowance is based on management’s best estimates of specific losses on individual exposures, as well as a provision on historical trends of collections. The allowance is recorded against accounts receivable balances, with a corresponding charge recorded in the consolidated statements of income and comprehensive income. Delinquent account balances are written-off against the allowance for doubtful accounts after management has determined that the likelihood of collection is not probable. The allowance for uncollectible balances amounted to Nil as of March 31, 2020 and September 30, 2019, respectively.

Prepayment and other assets

Prepayment and other assets primarily consist of prepaid rents, advances to suppliers for purchasing goods or services that have not been received or provided; loans to third parties, security deposits made to customers and advances to employees, which are presented net of allowance for doubtful accounts. Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful. The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Allowance was $247,667 and $241,008 as of March 31, 2020 and September 30, 2019 respectively.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Buildings	20 years
Transport Equipment	5 years
Office Equipment	3-5 years
Leasehold Improvement	3-5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Land Use Rights

Land use rights are stated at cost less accumulated amortization. The carrying value is amortized using the straight-line method over the remaining term of the land use right term.

Impairment of Long-lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the six months ended March 31, 2020 and 2019, respectively.

 Revenue recognition

The Company generates revenues primarily from tuitions fees and other fees collected from services provided. Revenue is recognized when the price is fixed or determinable, persuasive evidence of the arrangement exists, the service is performed or the product is delivered and collectability of the resulting receivable is reasonably assured

The Company has adopted ASC 606, “Revenue from Contracts with Customers” and all subsequent ASUs that modified ASC 606, using the modified retrospective approach for the year ended September 30, 2019 and has elected to apply it retrospectively for the year ended September 30, 2018. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition – continued

The Company currently generated its revenue from the following main sources:

Primary and secondary schools revenue

The Company offers primary and secondary schools curriculum educational service, which provides full time curricula and coursework to students. The Company also offers accommodations, other ancillary school activities, tutorial materials and meal catering services for participating students. Tuition fees are generally collected before the beginning of each school year.

Each contract with a student in respect of the educational programs contains multiple performance obligations consisting of the provision of the curriculum education services, accommodations and meal catering services, as well as other ancillary school activities, if applicable (collectively, “educational services”). These performance obligations are distinct in the context of the contract. The consideration expected to be received is allocated at contract inception among the performance obligations based on their stand-alone selling prices. Revenue attributable to educational services is recognized over time, based on a straight-line basis over the school year, as students simultaneously receive and consume the benefits of these services throughout the service period.

The tuition fees are generally collected in advance and initially recorded as deferred revenue. There are no variable considerations in the contracts with customers, except that the Company approves certain refunds to student who decides to withdraw. The Company generally offers refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the contract. The refund is equal to and limited to the amount related to the undelivered classes. The Company estimates and records refund liability for the portion the Company does not expect to be entitled based on historical refund ratio on a portfolio basis using the most likely amount method.

Tutorial service revenue

The Company offers various off-campus small-group foreign language tutoring programs. Each contract of tutorial service programs represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation, which is satisfied proportionately based on a straight-line basis over the program term as students simultaneously receive and consume the benefits of these services throughout the program term. The Company is the principal in providing tutorial services as it controls such services before the services are transferred to the customer. The program fees are generally collected in advance and are initially recorded as deferred revenue. Generally, the Company approves refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the contract. The refund is equal to and limited to the amount related to the undelivered classes. The Company estimates and records refund liability for the portion the Company does not expect to be entitled based on historical refund ratio on a portfolio basis using the most likely amount method.

Other revenues

The Company also provides education and management services to schools and kindergartens, including but not limited to branding, academic management, basic education resources, human resources, procurement and logistics management services. The promised services in each education and management service contract are combined and accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The revenue is recognized on a straight-line basis over the period of the education and management service, as customers simultaneously receive and consume the benefits of these services throughout the service period.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition – continued

Practical expedient

As a practical expedient, the Company elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. The Company has applied the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, the Company elects the portfolio approach in applying the new revenue guidance.

Disaggregation of revenue

Substantially all of revenues is recognized over time, based on a straight-line basis as students simultaneously receive education services throughout the service period. Revenue attributable to educational materials is recognized at point in time, which only accounts for a fraction of total revenue. As the Company’s long-lived assets are all located in Yangtze River Delta, which is a triangle-shaped megalopolis comprising areas of Shanghai, southern Jiangsu province and northern Zhejiang province and substantially all of the Company’s revenues are derived from this area, no geographical disaggregation is presented.

For the six months ended March 31, 2020 and 2019, the disaggregation of revenue by major revenue stream is as follows:

	For the six months ended March 31,
	2020	2019
	(Unaudited)	(Unaudited)
Primary and secondary school revenue	$3,596,236	$3,749,682
Tutorial service revenue	3,287,874	3,907,910
Other revenue	308,879	137,991

Total	$7,192,989	$7,795,583

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition – continued

Contract balance

Contract liabilities are presented as deferred revenue in the consolidated balance sheets, which represents service fee payment received from students in advance of completion of performance obligations under a contract. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. As of March 31, 2020 and September 30, 2019, the balance of deferred revenue amounted to $6,176,433 and $8,786,312, respectively. Substantially all of which was recognized as revenue during the Company’s following fiscal year.

Refund liability

Refund liability mainly relates to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of March 31, 2020 and September 30, 2019, refund liability amounted to $92,695 and $108,798, respectively.

Cost of revenues

Cost of revenues mainly consists of salaries to instructors and tutors, rental expenses for office space and learning centers, depreciation and amortization of properties and equipment and teaching materials used in the provision of educational services.

Government subsidies

Government subsidies are recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive income when the grant becomes receivable. For the six months ended March 31, 2020 and 2019, government subsidies income amounted to $41,750 and $53,322, respectively, and was included in other income of the consolidated statements of income and comprehensive income.

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the six months ended March 31, 2020 and 2019, the advertising expenses amounted to $14,763 and $29,844, respectively.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 6%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the six months ended March 31, 2020 and 2019. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Employee benefits

Full-time employees of the Company in the PRC participate in a government-mandated employer contribution social insurance plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to eligible full-time employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on government prescribed percentage of the employee’s salaries. The contributions to the plan are expensed as incurred. Obligations for contributions to employer contribution social insurance plan are recognized as an employee benefit expenses in the period during which services are rendered by employees.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	March 31, 2020	March 31, 2019	September 30, 2019
Balance sheet items, except for equity accounts	US$1=RMB 7.0872	US$1=RMB6.7114	US$1=RMB 7.1378
Items in the statements of income and cash flows	US$1=RMB 7.0126	US$1=RMB6.8306	US$1=RMB 6.8729

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company not using US$ as its functional currency.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company has two operating segments: (i) primary and secondary schools services; (ii) tutorial and other services. The Company’s CODM, who has been identified as the Chief Executive Officer (“CEO”), evaluates performance based on the operating segment’s revenue and their operating results. The Company’s CEO does not review the financial position by operating segments, thus no total assets or liabilities of each operating segment are separately reported. As the Company’s long-lived assets are all located in the PRC and substantially all of the Company’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

Concentrations of Risks

(a)	Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of March 31, 2020 and September 30, 2019, the aggregate amount of cash and cash equivalent of $1,573,020 and $3,083,046, respectively, was held at major financial institutions in PRC, where there is no requirement for the financial institutions to maintain insurance to cover bank deposits in the event of bank failure. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in the PRC. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

(b)	Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. The RMB depreciated by 3.2% in the fiscal year 2018 and further depreciated by 3.9% in the fiscal year 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the company’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Company will adopt this guidance effective October 1, 2022. The Company is evaluating the impact on its consolidated financial statements.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements – continued

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments - Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning after December 15, 2020. The ASU requires a modified retrospective adoption method. The Company is still evaluating the impact of adoption on its financial statements and disclosures.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, which is fiscal 2021 for us, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on the Company’s financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — LIQUIDITY AND CAPITAL RESOURCES

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. For the six months ended March 31, 2020 and 2019, the Company recorded net profit of approximately $0.9 million and $2.0 million, respectively and the Company generated cash flow from operation of approximately negative $1.9 million and approximately positive $2.2 million, respectively. While the Company’s had a negative working capital of approximately $12.2 million as of March 31, 2020, which was largely attributed to unearned tuition advances of approximately $6.2 million. These deferred tuition payments will be recognized as revenue in the next fiscal year when the services are provided. The Company has historically funded its working capital needs primarily from operations, bank loans, and advances from shareholders, and intends to continue doing so in the near future.

Since the beginning of 2020, the COVID-19 outbreak has resulted in the temporary closure of many business facilities across China. Normal economic life throughout China was sharply curtailed. Many small-scaled education and training institutions closed out during the COVID-19 pandemic, and thus, couldn’t retain students. The pandemic has affected many aspects of the Company’s business, including interruption of on-site training courses, additional cost to convert off-line courses to on-line courses, etc. However, due to the Company’s prompt reaction to COVID-19 and adjustment of its courses delivery method, the Company was able to limit the negative impact of COVID-19 on the Company’s operational results in the first half of 2020. Since late April 2020, many of the lockdown restrictions within China have been lifted, the Company has managed to enroll more students from closed-out small-scaled competitors. Meanwhile, the Company was able to increase the tuition for the Company’s primary and secondary schools. Management expects the increased enrollment and tuition price will strengthen the Company’s revenue and operating cash flows in fiscal year 2020. The Company currently plans to fund its operations mainly through supports from shareholder and related parties, cash flow from its operations, renewal of bank borrowings and possible equity financing, if necessary, to ensure sufficient working capital.

As of March 31, 2020, the Company had cash of approximately $1.6 million and outstanding bank loans of approximately $3.1 million. Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. The Company believes that its cash on hand and internally generated cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue additional debt or obtain financial supports from shareholders. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — PREPAYMENTS AND OTHER ASSETS, NET

Prepayments and other assets, net consisted of the following:

	March 31, 2020	September 30, 2019
	(Unaudited)
Prepaid rents	$65,883	$138,201
Loans to third-parties	1,027,947	425,179
Advances to vendors	46,686	55,124
Advance to employees	150,854	149,741
Security deposits	454,037	361,815
Others	107,204	78,810
	1,852,611	1,208,870
Less: allowance for doubtful accounts	(247,667)	(241,008)
Prepayment and other assets, net	$1,604,944	$967,862

Allowance for doubtful accounts movement:

	March 31, 2020	March 31, 2019
	(Unaudited)	(Unaudited)
Beginning balance	$241,008	$250,472
Provision	20,221	-
Recover	(15,230)	-
Foreign currency translation adjustments	1,668	5,848
Ending balance	$247,667	$256,320

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	March 31, 2020	September 30, 2019
	(Unaudited)
Buildings	$1,330,313	$1,320,882
Office Equipment	844,066	710,801
Leasehold Improvements	1,148,941	1,096,244
Subtotal	3,323,320	3,127,927
Less: accumulated depreciation and amortization	(814,871)	(652,199)
Construction in progress	968,520	332,176
Property and equipment, net	$3,476,969	$2,807,904

Depreciation expenses for the six months ended March 31, 2020 and 2019 amounted to $159,696 and $134,284, respectively.

Construction in progress represents costs of construction incurred for the Company’s new dormitory, teaching building and office space decoration. The construction was completed and put in use in August 2020. Pursuant to the construction agreement, total construction budget is approximate $3.0 million. As of September 30, 2020, approximately $1.8 million had been paid.

Note 6 — LAND USE RIGHTS, NET

Land use rights, net, consist of the following:

	March 31, 2020	September 30, 2019
	(Unaudited)
Land use rights	$7,974,082	$7,917,553
Software	63,325	-
Subtotal	8,037,407	7,917,553
Less: accumulated amortization	(880,700)	(746,452)
Land use rights, net	$7,156,707	$7,171,101

The amortization expenses were $130,290 and $133,778 for the six months ended March 31, 2020 and 2019, respectively. The estimated amortization of land use rights is as follows:

Twelve months ending March 31,	Estimated amortization expense
2021	$259,923
2022	259,923
2023	259,923
2024	259,923
2025	259,923
Thereafter	5,857,092
Total	$7,156,707

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 7 — LONG TERM NOTES PAYABLE

During the period from 2011 to 2016, the Company’s VIE, Ouhai Art School, entered into a Note Agreement and several around of amendments (“Note Agreement”) with a former shareholder of Ouhai Art School (“Party A”). Pursuant to the Note Agreement, Party A provided funding to Ouhai Art School for the acquisition of its land use rights and construction of building facilities. In return, Ouhai Art School is obligated to repay Party A in total of approximately $9.3 million (or RMB 63.6 million). The original notes were due on demand without specific repayment term. As of September 30, 2019 and 2018, the balance of notes payable amounted to $4,189,729 and $5,217,011, respectively. Subsequently to September 30, 2019, both parties agreed to a revised Note Agreement, which included a specific repayment schedule, extending the expiration term to September 30, 2027 and charging an annual interest rate of 8% payable on annual basis, effective on October 1, 2019. The long-term notes payable is recorded at present value of the notes using market interest rate. Since the interest rate on the revised notes payable approximates the market rate, the value of the revised note payable determined by the present value of future cash flow was same as the carrying value of the outstanding note payable as of September 30, 2019. The Company did not recognized any losses or gains from the amendment of the notes payable. As a result of the revised note payable agreement, the notes payable balance $3,566,673 was presented as long term portion of notes payable as of September 30, 2019.

The carrying value of the notes payable as of March 31, 2020 and September 30, 2019 are shown as follows:

	For the six months ended March 31, 2020	For the year ended September 30, 2019
	(Unaudited)
Payable for acquisition of property
Opening balance	$4,189,729	$5,217,011
Interest expense	170,581	-
Repayments	(447,507)	(862,154)
Foreign exchange adjustments	32,829	(165,218)
Ending balance	3,945,632	4,189,729
Current portion	353,494	623,056
Long term portion	$3,592,138	$3,566,673

As of March 31, 2020, the note payable amounted to $3,945,632, which is required to be repaid with the following schedule:

Due Date	Amount
September 30, 2020	295,921
September 30, 2021	336,092
September 30, 2022	283,998
September 30, 2023	673,468
September 30, 2024	673,468
September 30, 2025	701,476
September 30, 2026	461,818
September 30, 2027	461,818
Total principal	$3,888,059
Accrued interest	57,573
Total note payable	3,945,632

Note 8 — ACCRUED EXPENSE AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	March 31, 2020	September 30, 2019
	(Unaudited)
Payroll payables	$346,926	$534,494
Interest payables	13,898	9,176
Professional fee and others	522,177	210,076
Total	$883,001	$753,746

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — BANK LOANS

Short-term Borrowings

Short-term borrowings represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

		As of	As of
		March 31, 2020	September 30, 2019
		(Unaudited)
China Zheshang Bank (“CZBank”)	(1)	$1,058,246	$1,050,744
China Zheshang Bank (“CZBank”)	(2)	705,497	-
Total		$1,763,743	$1,050,744

(1)	On May 31, 2019, the Company entered into a loan agreement with China Zheshang Bank (“CZBank”) to obtain a loan of $1,050,744 (or RMB 7,500,000) for a term from May 31, 2019 to May 31, 2020 at a fixed annual interest rate of 6.09%. Two related parties of the Company guaranteed the repayment of the loan. The loan was repaid in full upon maturity.

(2)	On November 12, 2019, the Company entered into a loan agreement with CZBank to obtain a loan of $705,497 (or RMB 5,000,000) for a term from November 12, 2019 to September 3, 2020 at a fixed annual rate of 7%. Two related parties of the Company guaranteed the repayment of the loan. The loan was repaid in full upon maturity.

Long-term Borrowings

Long-term borrowings consisted of the following:

		As of	As of
		March 31, 2020	September 30, 2019
		(Unaudited)
Wenzhou Minshang Bank	(1)	$529,123	$588,417
Wenzhou Minshang Bank	(2)	824,021	818,179
Total		$1,353,144	$1,406,596
Less: current maturity of long-term loan		134,045	126,089
Long term portion		$1,219,099	$1,280,507

(1)	On December 12, 2018, the Company entered into a loan agreement with Wenzhou Minshang Bank to obtain a loan of $700,496 (or RMB 5,000,000) for a term from December 12, 2018 to December 12, 2021 at a fixed annual interest rate of 8%. Two related parties of the Company guaranteed the repayment of the loan. The Company repaid $112,079 (or RMB 800,000) in principal in fiscal 2019 and subsequently repaid $63,045 (RMB 450,000) in principal on March 15, 2020.

(2)	On December 13, 2018, the Company entered into a loan agreement with Wenzhou Minshang Bank to obtain a loan of $818,179 (or RMB 5,840,000) for a term from December 13, 2018 to December 12, 2021 at a fixed annual interest rate of 8%. Two related parties of the Company guaranteed the repayment of the loan.

For the six months ended March 31, 2020 and 2019, the weighted average annual interest rate for the bank loans was approximately 7.0% and 8.0%. Interest expenses for the above-mentioned loans amount to $108,770 and $47,442 for the six months ended March 31, 2020 and 2019, respectively.

The repayment schedule for the bank loans are as follows:

Twelve months ending March 31,	Repayment
2021	$1,897,788
2022	1,219,099
Total	$3,116,887

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 10 — RELATED PARTIES BALANCES AND TRANSACTIONS

Due to related party

Due to related party in the amount of $ 2,015,675 and $1,013,599 as of March 31, 2020 and September 30, 2019, respectively, represented the balance of the funds advanced by the controlling shareholder of the Company for working capital purpose. These funds were non-interest bearing and due upon demand.

The balance of the amounts due to related party represent non-interesting bearing and unsecured borrowing from related party for working capital purpose. The due to related party are due on demand.

Accounts receivable-related parties

The balance of $159,442 account receivable from related parties as of March 31, 2020 represented amounts due from educational management services provided to several kindergartens owned by the principal shareholder of the Company. The entire balance of these accounts received have been fully collected in June 2020.

Revenue earned from related parties

For the six months ended March 31, 2020 and 2019, the Company provided certain educational management service to certain kindergartens owned by Mr. Wen and earned other revenue of $166,136 and $89,546, respectively.

Guarantee provided to a related party

On September 26, 2019, the Company’s subsidiary Xianjin signed an agreement with Shanghai Pudong Development Bank to provide guarantee for a related party’s borrowing of $1,092,774 for a period from September 26, 2019 to September 26, 2022. The related party is owned by Mr. Weng, who, in turn, further personally indemnifies the Company against any potential losses caused by the above guaranty. As of March 31, 2020 and September 30, 2019, the Company did not record any guarantee liability since there was no indications of default by the related party and Mr. Weng’s indemnity.

Guarantee provided by related parties

Two related parties of the Company guaranteed the repayment of the Company’s short-term and long-term loan. (see Note 9)

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under Hong Kong tax laws, Shanghai Golden Sun and Hong Kong Golden Sun are subject to a statutory income tax rate at 16.5% if revenue is generated in Hong Kong and they are exempted from income tax on their foreign-derived income. There are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. According to the Law on the Promotion of Private Education (“2016 Private Education Law”) effective as of September 1, 2017, private schools may enjoy preferential tax treatment, and will be entitled to similar tax benefits as public schools. Yangfushan Tutorial, qualified as “small-scaled minimal profit enterprise”, is entitled to preferential rate of 10%. The rest of the Company’s VIE and subsidiaries are subject to statutory 25% income tax rate.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial PRC taxes in the future.

i)	The components of the income tax provision are as follows:

	For the six months ended March 31, 2020	For the six months ended March 31, 2019
	(Unaudited)	(Unaudited)
Current	$291,865	$504,268
Deferred	10,445	128,692
Total provision for income taxes	$302,310	$632,960

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — TAXES (continued)

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

The following table reconciles the China statutory rates to the Company’s effective tax rate:

	For the six months ended March 31,	For the six months ended March 31,
	2020	2019
	(Unaudited)	(Unaudited)
PRC statutory tax rate	25.0%	25.0%
Change in valuation allowance	2.4%	0.4%
Non-deductible items and others *	(3.0)%	(1.0)%
Effective tax rate	24.4%	24.4%

*	Non-deductible items and others represent excess expenses and losses not deductible for PRC tax purpose

iii)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	March 31, 2020	September 30, 2019
	(Unaudited)
Deferred tax assets:
Net operating loss carry-forward	$160,623	$140,406
Valuation allowance	(104,197)	(74,118)
Total deferred tax assets	$56,426	$66,288

As of March 31, 2020, the net operating losses carried forward was approximately $0.6 million. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as March 31, 2020 and September 30, 2019. For the six months ended March 31, 2020 and 2019, the change in valuation allowance amounted to $30,079 and negative $26,069, respectively.

(b)	Taxes payable

Taxes payable consist of the following:

	March 31, 2020	September 30, 2019
	(Unaudited)
Income tax payable	$2,442,345	$2,217,087
Value-added tax payable	785,062	649,948
Other taxes payable	131,594	113,134
Total taxes payable	$3,359,001	$2,980,169

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — TAXES (continued)

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the six months ended March 31, 2020 and 2019.

As of March 31, 2020 and September 30, 2019, the Company had accrued tax liabilities of approximately $3.4 million and $3.0 million, respectively, mostly related to the unpaid income tax and business tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. There was no interest and penalty accrued as of March 31, 2020 and September 30, 2019, because the Company has not received any penalty and interest charge notice from local tax authorities. As of March 31, 2020, the tax years ended December 31, 2015 through December 31, 2019 for the Company’s PRC subsidiaries and VIEs remain open for statutory examination by PRC tax authorities.

Note 12 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established by Mr. Xueyuan Weng and his wife Xiulan Ye (“two founding shareholders”) under the laws of the Cayman Islands on September 20, 2018 with 2,410 ordinary shares issued and outstanding. From April 2020 to October 19, 2020, the two founding shareholders sold an aggregate of 1,662.9 ordinary shares to several purchasers and thereafter, Mr. Xueyuan Weng held 747.1 ordinary shares and Ms. Xiulan Ye did not hold any ordinary shares of the Company. On November 24, 2020, the shareholders of the Company held a meeting (the “Meeting”) and unanimously approved an amendment to the share capital, re-designation of shares and the adoption of the amended and restated memorandum and articles of association, after which, (1) the Company’s share capital was changed to $50,000 divided into 45,000 Class A ordinary shares of $1.00 par value per share and 5,000 Class B ordinary shares of $1.00 par value per share, and (2) 747.1 Class B ordinary Shares were issued to Mr. Xueyuan Weng. On December 5, 2020,Mr. Xueyuan Weng’s 747.1 Class A ordinary shares were canceled. Class A ordinary shares and Class B ordinary shares have equal economic rights but unequal voting rights, pursuant to which Class A ordinary shares will receive one vote each and Class B ordinary shares will receive five votes each. As a result, Mr. Xueyuan Weng only owns 747.1 Class B ordinary shares of par value of $1 each and Ms. Xiulan Ye does not own any ordinary shares of the Company (the “recapitalization”).

For the six months ended March 31, 2020 and 2019, the shares are presented on a retroactive basis to reflect this recapitalization. As of March 31, 2020 and September 30, 2019, 2,410 ordinary shares were issued and outstanding. As of March 31, 2020 and September 30, 2019, additional paid-in capital in the consolidated balance sheet represented the combined contributed capital of the Company’s subsidiaries.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — SHAREHOLDERS’ EQUITY (continued)

Statutory reserve and restricted net assets

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in the PRC must take appropriations from tax profit to non-distributive funds. These reserves include general reserve and the development reserve.

The general reserve requires annual appropriation 10% of after-tax profits at each year-end until the balance reaches 50% of a PRC company’s registered capital. Other reserve is set aside at the company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve amounted to $248,254 and $196,209 as of March 31, 2020 and September 30, 2019, respectively.

Prior to the effectiveness of Amended Private Education Law, PRC laws and regulations required private schools that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the school or procurement or upgrading of educational facility. For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC. For the Company’s private schools, development reserve amounted to $620,635 and $490,522 as of March 31, 2020 and September 30, 2019, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Because the Company’s operating subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution, was $2,525,256 and $2,343,098 as of March 31, 2020 and September 30, 2019.

Note 13 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company may be subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of March 31, 2020, the Company has no outstanding litigation.

Operating lease commitments

The Company signed several lease agreements to rent an office and a facility for its operations with the latest expiring date of May 31, 2025.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — COMMITMENTS AND CONTINGENCIES (continued)

As of March 31, 2020, the Company was obligated under operating leases for minimum rentals as follows:

Twelve months ending March 31,	Minimum lease payment
2021	$1,724,352
2022	1,549,197
2023	1,198,412
2024	681,344
2025	561,002
Thereafter	880,691
Total	$6,594,998

Rent expenses for the six months ended March 31, 2020 and 2019 were $819,872 and $593,242, respectively.

Note 14 — SEGMENTS

The Company identified two operating segments, including primary and secondary school and tutoring and other services as reportable segments. The revenue and operating results by the two reportable segments were as follows:

For the six months ended March 31, 2019

	Primary and secondary schools	Tutorial and other	Consolidated

Revenues	$3,749,682	$4,045,901	$7,795,583
Cost of revenues	1,821,590	1,751,973	3,573,563
Gross profit	1,928,092	2,293,928	4,222,020

Interest expense	16,005	51,460	67,465
Depreciation and amortization	255,582	12,480	268,062

Segment income/ (loss)	$1,085,245	$874,290	$1,959,535

For the six months ended March 31, 2020

	Primary and secondary schools	Tutorial and other	Consolidated

Revenues	$3,596,236	$3,596,753	$7,192,989
Cost of revenues	1,892,827	1,999,252	3,892,079
Gross profit	1,703,409	1,597,501	3,300,910

Interest expense (income)	220,071	43,376	263,447
Depreciation and amortization	260,423	29,563	289,986

Segment income/ (loss)	$708,108	$230,036	$938,144

The Company’s CODM does not review the financial position by operating segments, thus no total assets or liabilities of each operating segment are presented.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — SUBSEQUENT EVENTS

On June 3, 2020, the Company entered into a loan agreement with CZ Bank to obtain a loan of $980,694 (or RMB 7,000,000) for a term from June 3, 2020 to June 2, 2021 at a fixed rate of 5.9% per annum. Two related parties, i.e., Mr. Xueyuan Weng, our Chairman and CEO, and his wife, Ms. Xiulan Ye, guaranteed the repayment of the loan.

On September 3, 2020, the Company entered into a loan agreement with CZ Bank to obtain a loan of $70,550 (or RMB 500,000) for a term from September 3, 2020 to September 2, 2021 at a fixed rate of 6.09% per annum. Two related parties, i.e., Mr. Xueyuan Weng, our Chairman and CEO, and his wife, Ms. Xiulan Ye, guaranteed the repayment of the loan.

On September 3, 2020, the Company entered into a loan agreement with CZ Bank to obtain a loan of $634,948 (or RMB 4,500,000) for a term from September 3, 2020 to September 2, 2021 at a fixed rate of 6.9% per annum. Two related parties, i.e., Mr. Xueyuan Weng, our Chairman and CEO, and his wife, Ms. Xiulan Ye, guaranteed the repayment of the loan.

On September 10, 2020, the Company entered into a loan agreement with Shanghai Bank to obtain a loan of $210,149 (or RMB 1,500,000) for a term from September 17, 2020 to September 17, 2021 at a fixed rate of 4.35% per annum. Shanghai Small and Micro Enterprise Guarantee Funding Center and two related parties, i.e., Mr. Zhou Shen and Ms. Wenjia Xin, both principals of Jicai, guaranteed the repayment of the loan.

On October 12, 2020, the Company signed a maximum borrowing agreement (the “credit line No.7601”) with Zhejiang Wenzhou Ouhai Rural Commercial Bank (“RCB”). Pursuant to the agreement, the Company can obtain loans not exceeding RMB 1.7 million from October 12, 2020 to October 11, 2030 from RCB. The Company pledged certain land use right and related property to the bank. On October 23, 2020, under the credit line No. 7601, the Company entered into a specific loan agreement with RCB to obtain a loan of $140,099 (or RMB 1,000,000) for a term from October 23, 2020 to October 21, 2023 at a fixed interest rate of 4.55% per annum.

On October 12, 2020, the Company signed a maximum borrowing agreement (the “credit line No.7602”) with RCB. Pursuant to the agreement, the Company can obtain loans not exceeding RMB 7.0 million from October 12, 2020 to October 11, 2030 from RCB. A related party pledged his property to the bank. On October 23, 2020, under the credit line No.7602, the Company entered into two specific loan agreements with RCB. The first loan agreement is to obtain a loan of $392,278 (or RMB 2,800,000) for a term from October 23, 2020 to October 21, 2021 at a fixed interest rate of 7.92% per annum. The second loan agreement is to obtain a loan of $588,417 (or RMB 4,200,000) for a term from October 23, 2020 to October 22, 2023 at a fixed interest rate of 4.99% per annum.

The COVID-19 pandemic resulted in travel restrictions, massive closure of businesses and schools, and quarantine measures imposed by governments across the world in 2020. Because substantially all the Company’s operations are conducted in China, schools were temporarily closed and students had to switch to remote learning at home from January to early April, 2020. The Company resumed in-person teaching at all of its schools and tutorial centers and has remained open since late April 2020. The temporary closure caused by the COVID-19 pandemic had a negative impact on the Company’s operation results, especially for the tutorial segment, in the first half of fiscal 2020. Although it appears that China has temporarily contained the outbreak of the COVID-19, it is difficult to predict whether or not the spread of the virus will affect the area where the Company’s main operations is located again. The Company will continue to closely monitor the situation to ensure a safe and healthy environment and mitigate the potential impact on its operations.

GOLDEN SUN EDUCATION GROUP LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Golden Sun Education Group Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Golden Sun Education Group Limited and its subsidiaries (collectively, the “Company”) as of September 30, 2019 and 2018, and the related consolidated statements of income and comprehensive income, changes in shareholders’ deficit, and cash flows for each of the two years in the period ended September 30, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended September 30, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audits provide a reasonable basis for our opinion.

/s/ Friedman LLP

We have served as the Company’s auditor since 2019.

New York, New York

December 18, 2020

GOLDEN SUN EDUCATION GROUP LIMITED

CONSOLIDATED BALANCE SHEETS

	As of September 30,
	2019	2018
ASSETS
CURRENT ASSETS:
Cash	$3,109,651	$1,057,298
Prepayments and other current assets, net	967,862	676,098
TOTAL CURRENT ASSETS	4,077,513	1,733,396

Property and equipment, net	2,807,904	2,595,649
Land use rights, net	7,171,101	7,718,778
Deferred tax assets	66,288	404,414
TOTAL ASSETS	$14,122,806	$12,452,237

LIABILITIES AND SHAREHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Short-term bank loans	$1,050,744	$684,323
Current maturity of long-term bank loan	126,089	-
Accounts payable	836,770	681,113
Notes payable – current	623,056	5,217,011
Due to related party	1,013,599	6,146,849
Deferred revenue	8,786,312	7,841,722
Accrued expenses and other liabilities	753,746	567,421
Loan from third party	77,055	36,400
Refund liability	108,798	105,031
Taxes payable	2,980,169	2,042,826
TOTAL CURRENT LIABILITIES	16,356,338	23,322,696

Notes payable – long term	3,566,673	-
Long-term bank loans	1,280,507	-
TOTAL LIABILITIES	21,203,518	23,322,696

COMMITMENTS AND CONTINGENCIES

DEFICIT:
Ordinary shares, 50,000 shares authorized, consisting of 45,000 Class A ordinary shares of $1.0 par value per share and 5,000 Class B ordinary shares of $1.0 par value per share, 1,662.9 Class A ordinary shares and 747.1 Class B ordinary shares issued and outstanding at September 30, 2019 and 2018*
Class A ordinary shares	1,663	1,663
Class B ordinary shares	747	747
Additional paid in capital	1,653,957	1,653,957
Statutory reserves	686,731	594,984
Accumulated deficit	(8,220,150)	(11,494,129)
Accumulated other comprehensive loss	(945,927)	(1,216,193)
TOTAL SHAREHOLDERS’ DEFICIT	(6,822,979)	(10,458,971)
Non-controlling interests	(257,733)	(411,488)
TOTAL DEFICIT	(7,080,712)	(10,870,459)

TOTAL LIABILITIES AND DEFICIT	$14,122,806	$12,452,237

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization on December 5, 2020

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENT OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2019	2018

Revenues	$15,165,853	$11,866,181
Cost of revenues	7,050,650	5,503,079
Gross profit	8,115,203	6,363,102

Operating expenses:
Selling expenses	599,628	759,953
General and administrative expenses	2,833,840	2,549,826
Total operating expenses	3,433,468	3,309,779
Income from operations	4,681,735	3,053,323

Other income (expense):
Interest expense, net	(147,016)	(69,790)
Other income, net	54,752	59,256
Total other expense, net	(92,264)	(10,534)

Income before income taxes	4,589,471	3,042,789

Income taxes provision	1,080,212	869,795

Net income	3,509,259	2,172,994
Less: net income attributable to non-controlling interests	143,533	132,213
Net income attributable to the company	3,365,726	2,040,781

Other comprehensive income
Foreign currency translation adjustment	280,488	303,163
Comprehensive income	3,789,747	2,476,157
Less: comprehensive income attributable to non-controlling interests	153,755	143,156
Comprehensive income attributable to the company	$3,635,992	$2,333,001

Earnings per share
Basic and diluted	$1,397	$847

Weighted average number of shares outstanding*
Basic and diluted	2,410	2,410

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization on December 5, 2020

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN EDUCATION GROUP LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

FOR THE YEARS ENDED SEPTEMBER 30, 2019 AND 2018

	Ordinary shares			Additional paid in	Statutory	Accumulated	Accumulated other comprehensive income	Non-controlling	Total shareholders’
	Shares*	Amount		capital	Reserves	deficit	(loss)	interests	deficit
Balance at September 30, 2017	2,410		$2,410	$1,404,193	$333,327	$(13,273,253)	$(1,508,413)	$(554,644)	$(13,596,380)

Capital injection	-		-	249,764	-	-	-	-	249,764
Net income	-		-	-	-	2,040,781	-	132,213	2,172,994
Statutory reserve					261,657	(261,657)			-
Foreign currency translation gain	-		-	-	-	-	292,220	10,943	303,163

Balance at September 30, 2018	2,410		$2,410	$1,653,957	$594,984	$(11,494,129)	$(1,216,193)	$(411,488)	$(10,870,459)

Net income	-		-	-	-	3,365,726	-	143,533	3,509,259
Statutory reserve					91,747	(91,747)			-
Foreign currency translation gain	-		-	-	-	-	270,266	10,222	280,488

Balance at September 30, 2019	2,410	$		$1,653,957	$686,731	$(8,220,150)	$(945,927)	$(257,733)	$(7,080,712)

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization on December 5, 2020

The accompanying notes are an integral part of these consolidated financial statements

GOLDEN SUN EDUCATION GROUP LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2019	2018
Cash flows from operating activities:
Net income	$3,509,259	$2,172,994
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	536,148	490,853
Bad debt provisions	3,573	160,160
Deferred tax provision (benefits)	335,290	(71,639)
Changes in operating assets and liabilities:
Prepayments and other assets	(358,484)	(446,522)
Accounts payable	188,384	(151,389)
Accrued expenses and other liabilities	215,772	154,179
Deferred revenue	1,314,085	282,729
Refund liability	8,034	110,369
Taxes payable	1,053,633	1,190,478
Net cash provided by operating activities	6,805,694	3,892,212

Cash flows from investing activities:
Purchase of property and equipment	(592,548)	(259,584)
Payment for land use right	-	(361,021)
Net cash used in investing activities	(592,548)	(620,605)

Cash flows from financing activities:
Repayment to related party	(5,089,891)	(2,041,537)
Capital contribution by shareholder	-	249,764
Proceeds from short-term bank loans	1,091,242	-
Repayment of short-term bank loans	(683,845)	(45,901)
Proceeds from long-term bank loans	1,577,209	-
Repayment of long-term bank loans	(116,399)	-
Proceeds from third party loans	43,650	38,250
Repayments of note payable	(862,155)	(835,853)
Net cash used in financing activities	(4,040,189)	(2,635,277)

Effect of exchange rates changes on cash and cash equivalents	(120,604)	(50,187)
Net increase in cash and cash equivalent	2,052,353	586,143
Cash and cash equivalent, beginning of year	1,057,298	471,155
Cash and cash equivalent, end of year	$3,109,651	$1,057,298

Supplemental cash flow disclosures:
Cash paid for income tax	$2,492	$6,780
Cash paid for interest	$129,305	$61,623

The accompanying notes are an integral part of these consolidated financial statements.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION

Golden Sun Education Group Limited (“Golden Sun” or “the Company”) is a holding company that was incorporated under the laws of Cayman Islands on September 20, 2018. The Company, through its wholly-owned subsidiaries and entities controlled through contractual agreements, is engaged in the provision of education and management services in People’s Republic of China (“China” or “PRC”). The Company offers private school educational services and foreign language tutorial services and other education training management services.

As of September 30, 2019, the Company’s subsidiaries and consolidated affiliated entities are as follows:

Subsidiaries	Date of Incorporation	Jurisdiction of Formation	Percentage of direct/indirect Economic Ownership	Principal Activities

Shanghai Golden Sun Education Group Co., Limited (“Golden Sun Shanghai”)	November 25, 2013	Hong Kong, PRC	100%	Investment Holding
Hong Kong Jintaiyang International Education Holding Group Limited (“Golden Sun Hong Kong”)	June 23, 2017	Hong Kong, PRC	100%	Investment Holding
Wenzhou Jintaiyang Education Development Co., Ltd (“Golden Sun Wenzhou” or “WFOE”)	October 24, 2018	PRC	100%	Education and management service
Wenzhou City Ouhai District Yangfushan Culture Tutorial School (“Yangfushan Tutorial”)	May 5, 2008	PRC	100%	Tutorial service
Shanghai Golden Sun Gongyu Education Technology Co., Ltd. (“Gongyu Education”)	September 15, 2017	PRC	100%	Education and management service
Xianjin Technology Development Co., Ltd. (“Xianjin Technology”)	February 20, 2012	PRC	85%	Education service
Shanghai Zhouzhi Culture Development Co., Ltd (“Zhouzhi Culture”)	December 11, 2012	PRC	100%	Tutorial service
Hangzhou Jicai Tutorial School Co., Ltd (“Hangzhou Jicai”)*	April 10, 2017	PRC	100%	Tutorial service
Shanghai Yangpu District Jicai Tutorial School (“Shanghai Jicai”)*	March 13, 2001	PRC	100%	Tutorial service
Shanghai Hongkou Practical Foreign Language School (“Hongkou School”)	February 6, 2004	PRC	80%	Tutorial service
Wenzhou Lilong Logistics Services Co., Ltd. (“Lilong Logistics”)	December 17, 2019	PRC	100%	Education logistics and accommodation service
Shanghai Qingshang Education Technology Co., Ltd (“Qingshang Education”)	December 12, 2019	PRC	100%	Educational training service
Variable Interest Entity (“VIE”)
Wenzhou City Ouhai District Art School (“Ouhai Art School”)	July 26, 2000	PRC	Variable interest	Education service
Wenzhou City Longwan District Chongwen Middle School (“Chongwen Middle School”)	December 30, 2002	PRC	Variable interest	Education service

*	Hangzhou Jicai and Shanghai Jicai collectively refer to Jicai School.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

As described below, the Company, through a series of transactions which is accounted for as a reorganization of entities under a common control (the “Reorganization”), became the ultimate parent of its subsidiaries and VIEs. Mr. Weng Xueyuan (“Mr. Weng”), the Chairman of the Board of Directors of the Company, is the ultimate controlling shareholder of the Company.

Reorganization

A Reorganization of the legal structure was completed in June 2019. The Reorganization involved: (i) the formation of Hong Kong Golden Sun and WFOE; (ii) the transfer of Mr. Weng’s equity interest in Gongyu Education to WFOE; (iii) the transfer of Mr. Weng’s equity interest in Xianjin Technology to Gongyu Education; and (iv) the signing of contractual arrangements between Golden Sun Wenzhou and Ouhai Art School and its respective shareholders.

On April 27, 2015, the Company, through its wholly-own subsidiary, Golden Sun Shanghai, entered into an entrustment agreement (“Entrustment Agreement”) with Chongwen Middle School and Xueyuan Weng for the period from September 1, 2015 to September 1, 2023, which may be renewed for an additional seven years. Pursuant to the Entrustment Agreement, Golden Sun Shanghai has the exclusive right to control the operations of Chongwen Middle School, including making operational and financial decisions. In return, the Company is entitled to receive the residual return from Chongwen Middle School’s operation and at the same time to bear the risk of loss from the operation. The equity holders of Chongwen Middle School are not involved in the daily operations of Chongwen Middle School but instead receive a fixed amount of return on annual basis.

On March 1, 2019, the Company, through its WFOE, entered into a series contractual arrangements with the owners of Ouhai Art School with a term of 10 years with preferred renewal rights. These agreements include a Shareholders’ Voting Rights Proxy Agreement, an Executive Call Option Agreement, Equity Pledge Agreements and an Exclusive Business Cooperation Agreement. Pursuant to the contractual arrangements, WFOE has the exclusive right to control the operations of Ouhai Art School.

The above-mentioned arrangements ultimately obligate Golden Sun Shanghai and WFOE to absorb all of the risk of loss and receive residual returns of Chongwen Middle School and Ouhai Art School. In essence, the Company, through Golden Sun Shanghai and WFOE, has gained effective control over Chongwen Middle School and Ouhai Art School. Therefore, the Company believes that Chongwen Middle School and Ouhai Art School should be considered as Variable Interest Entities (“VIEs”) under the Statement of Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 810 “Consolidation”. Chongwen Middle School and Ouhai Art School are engaged in providing primary school education service in Wenzhou city of PRC.

Before and after the Reorganization, the Company, together with its subsidiaries and its VIEs, is effectively controlled by the same shareholders, and therefore the Reorganization is considered as a recapitalization of entities under common control. The consolidation of the Company, its subsidiaries and VIEs have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying consolidated financial statements.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The Contractual Arrangements

As mentioned above, Chongwen Middle School and Ouhai Art School are controlled through contractual arrangements in lieu of direct equity ownership by the Company and consolidated as VIEs of the Company.

A VIE is an entity that either has a total equity investment that is insufficient to finance its activities without additional subordinated financial support, or whose equity investors lack the characteristics of a controlling financial interest, such as through voting rights, right to receive the expected residual returns of the entity or obligation to absorb the expected losses of the entity. The variable interest holder, if any, that has a controlling financial interest in a VIE is deemed to be the primary beneficiary of, and must consolidate, the VIE.

The Company, through Golden Sun Shanghai and WFOE, is deemed to have controlling financial interests in and be the primary beneficiary of Chongwen Middle School and Ouhai Art School because it has both of the following characteristics:

●	The power to direct activities at Chongwen Middle School and Ouhai Art School that most significantly impact such entities’ economic performance, and

●	The obligation to absorb losses of, and the right to receive benefits from Chongwen Middle School and Ouhai Art School that could potentially be significant to such entity.

Pursuant to these contractual arrangements, the Company, through Golden Sun Shanghai and WFOE, has the right to receive all of Chongwen Middle School and Ouhai Art School’s residual return. At the same time, the Company, through Golden Sun Shanghai and WFOE, is obligated to absorb all of their losses. Such contractual arrangements are designed so that the operations of Chongwen Middle School and Ouhai Art School are solely for the benefits of Golden Sun Shanghai and WFOE and ultimately, the Company.

Risks associated with the VIE structure

The Company believes that the contractual arrangements with its VIEs and their respective shareholders are in compliance with PRC laws and regulations and are legally enforceable. However, uncertainties in the PRC legal system could limit the Company’s ability to enforce the contractual arrangements. If the legal structure and contractual arrangements were found to be in violation of PRC laws and regulations, the PRC government could:

●	revoke the business and operating licenses of the Company’s PRC subsidiaries and VIEs;

●	discontinue or restrict the operations of any related-party transactions between the Company’s PRC subsidiaries and VIE;

●	limit the Company’s business expansion in China by way of entering into contractual arrangements;

●	impose fines or other requirements with which the Company’s PRC subsidiaries and VIE may not be able to comply;

●	require the Company’s PRC subsidiaries and VIEs to restructure the relevant ownership structure or operations; or

●	restrict or prohibit the Company’s use of the proceeds of a public offering to finance the Company’s business and operations in China.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — ORGANIZATION AND BUSINESS DESCRIPTION (continued)

The imposition of any of these restrictions or actions could result in a material adverse effect on the Company’s ability to conduct its business. In such case, the Company may not be able to operate or control the VIEs, which may result in deconsolidation of the VIEs in the Company’s consolidated financial statements. In the opinion of management, the likelihood for the Company to lose such ability is remote based on current facts and circumstances. These contractual arrangements are governed by PRC law and disputes arising out of these agreements are expected to be decided by arbitration in the PRC. The management believes that each of the contractual arrangements constitutes valid and legally binding obligations of each party to such contractual arrangements under PRC laws. However, the interpretation and implementation of the laws and regulations in the PRC and their application to an effect on the legality, binding effect and enforceability of contracts are subject to the discretion of competent PRC authorities, and therefore there is no assurance that relevant PRC authorities will take the same position as the Company herein in respect of the legality, binding effect and enforceability of each of the contractual arrangements. Meanwhile, since the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to the Company to enforce the contractual arrangements should the VIEs or the nominee shareholders of the VIEs fail to perform their obligations under those arrangements.

The following table sets forth the assets, liabilities, results of operations and cash flows of the VIEs included in the Company’s consolidated balance sheets, consolidated statements of comprehensive income and consolidated statements of cash flows:

	As of September 30,
	2019	2018
CURRENT ASSETS:
Cash	$2,537,195	$609,628
Prepayments and other current assets, net	206,448	119,853
TOTAL CURRENT ASSETS	2,743,643	729,481

NON-CURRENT ASSETS:
Property and equipment, net	2,699,859	2,537,167
Land use rights, net	7,171,101	7,718,779
Deferred tax assets	34,144	371,008
TOTAL ASSETS	12,648,747	11,356,435

CURRENT LIABILITIES:
Short-term bank loans	1,050,744	684,323
Notes payable – current portion	623,056	5,217,011
Accounts payable	836,770	681,113
Due to related party	5,856,960	7,385,942
Deferred revenue	3,264,443	2,250,099
Accrued expenses and other liabilities	204,740	224,294
Loans from third party	77,055	36,400
Taxes payable	717,852	476,416
TOTAL CURRENT LIABILITIES	12,631,620	16,955,598
Note payable – long term portion	3,566,673	-
TOTAL LIABILITIES	$16,198,293	$16,955,598

	For the years ended September 30,
	2019	2018
Revenue	$6,819,042	$4,083,871
Net income	$1,908,897	$412,484

	For the years ended September 30,
	2019	2018
Net cash provided by operating activities	$4,246,325	$1,795,895
Net cash used in investing activities	$(511,354)	$(551,381)
Net cash used in financing activities	$(1,709,188)	$(713,316)

There are no terms in any arrangements, considering both explicit arrangements and implicit variable interests that require the Company or its subsidiaries to provide financial support to the VIEs. However, if the VIEs were ever to need financial support, the Company may provide financial support to its VIEs through loans to the shareholders of the VIEs or entrustment loans to the VIEs. For the years ended September 30, 2019 and 2018, the Company did not provide any financial or other support to the VIEs. There are no consolidated VIEs’ assets that are collateral for the VIEs’ obligations and which can only be used to settle the VIEs’ obligations. Creditors of the VIEs do not have recourse to the general credit of the Company for any of the liabilities of the VIEs. Relevant PRC laws and regulations restrict the VIEs from transferring a portion of their net assets, equivalent to the balance of its statutory reserve and its registered capital, to the Company in the form of loans and advances or cash dividends.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”).

Principles of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and the VIEs. All intercompany transactions and balances are eliminated upon consolidation.

Non-controlling interests

Non-controlling interest represents the portion of the net assets of subsidiaries attributable to interests that are not owned or controlled by the Company. The non-controlling interest is presented in the consolidated balance sheets, separately from equity attributable to the shareholders of the Company. Non-controlling interest’s operating results are presented on the face of the consolidated statements of income and comprehensive income as an allocation of the total income for the year between non-controlling shareholders and the shareholders of the Company. As of September 30, 2019 and 2018, non-controlling interests represent two non-controlling shareholders’ proportionate share of equity interests in Hongkou School and Xianjin Technology.

Uses of estimates

In preparing the consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. These estimates are based on information as of the date of the consolidated financial statements. Significant estimates required to be made by management include, but are not limited to useful lives of property and equipment and land use rights, the recoverability of long-lived assets, provision necessary for contingent liabilities, revenue recognition and advances from customers, valuation of prepayments and other assets and realization of deferred tax assets. Actual results could differ from those estimates.

Cash

Cash comprise cash at banks and on hand, which includes deposits with original maturities of three months or less with commercial banks in PRC. Cash balances in bank accounts in PRC are not insured by the Federal Deposit Insurance Corporation or other programs.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair value of financial instruments

ASC 825-10 requires certain disclosures regarding the fair value of financial instruments. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A three-level fair value hierarchy prioritizes the inputs used to measure fair value. The hierarchy requires entities to maximize the use of observable inputs and minimize the use of unobservable inputs. The three levels of inputs used to measure fair value are as follows:

●	Level 1 — inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

●	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, quoted market prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable and inputs derived from or corroborated by observable market data.

●	Level 3 — inputs to the valuation methodology are unobservable.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, prepayments and other current assets, accounts payable, deferred revenue, accrued liabilities, due to related parties, short term bank loans and taxes payable, approximates their recorded values due to their short-term maturities. The Company determined that the carrying value of the long-term liabilities approximated their present value as the interest rates applied reflect the current quoted market yield for comparable financial instruments.

Prepayment and other assets

Prepayment and other assets primarily consist of prepaid rents, advances to vendors for purchasing goods or services that have not been received or provided, loans to third-parties, security deposits made to customers and advances to employees, which are presented net of allowance for doubtful accounts Prepayment and other assets are classified as either current or non-current based on the terms of the respective agreements. These advances are unsecured and are reviewed periodically to determine whether their carrying value has become impaired. The Company considers the assets to be impaired if the collectability of the advance becomes doubtful.  The Company uses the aging method to estimate the allowance for uncollectible balances. The allowance is also based on management’s best estimate of specific losses on individual exposures, as well as a provision on historical trends of collections and utilizations. Actual amounts received or utilized may differ from management’s estimate of credit worthiness and the economic environment. Allowance was $241,008 and $250,472 as of September 30, 2019 and September 30, 2018 respectively.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Property and equipment

Property and equipment are recorded at cost less accumulated depreciation. Depreciation is provided in the amounts sufficient to depreciate the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Buildings	20 years
Transport Equipment	5 years
Office Equipment	3-5 years
Leasehold Improvement	3-5 years

Expenditures for maintenance and repairs, which do not materially extend the useful lives of the assets, are charged to expense as incurred. Expenditures for major renewals and betterments which substantially extend the useful life of assets are capitalized. The cost and related accumulated depreciation of assets retired or sold are removed from the respective accounts, and any gain or loss is recognized in the consolidated statements of income and other comprehensive income in other income or expenses.

Land use rights

Land use rights are stated at cost less accumulated amortization. The carrying value is amortized using the straight-line method over the remaining term of the land use right term.

Impairment of long-lived assets

Long-lived assets are evaluated for impairment whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying amount may not be fully recoverable or that the useful life is shorter than the Company had originally estimated. When these events occur, the Company evaluates the impairment by comparing the carrying value of the assets to an estimate of future undiscounted cash flows expected to be generated from the use of the assets and their eventual disposition. If the sum of the expected future undiscounted cash flows is less than the carrying value of the assets, the Company recognizes an impairment loss based on the excess of the carrying value of the assets over the fair value of the assets. No impairment charge was recognized for the years ended September 30, 2019 and 2018, respectively.

Revenue recognition

The Company generates revenues primarily from tuitions fees and other fees collected from services provided. Revenue is recognized when the price is fixed or determinable, persuasive evidence of the arrangement exists, the service is performed or the product is delivered and collectability of the resulting receivable is reasonably assured

The Company has adopted ASC 606, “Revenue from Contracts with Customers” and all subsequent ASUs that modified ASC 606, using the modified retrospective approach for the year ended September 30, 2019 and has elected to apply it retrospectively for the year ended September 30, 2018. ASC 606 establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers. The core principle requires an entity to recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration that it expects to be entitled to receive in exchange for those goods or services recognized as performance obligations are satisfied. This new guidance provides a five-step analysis in determining when and how revenue is recognized. Under the new guidance, revenue is recognized when a customer obtains control of promised goods or services and is recognized in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services. In addition, the new guidance requires disclosure of the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers.

The Company currently generated its revenue from the following main sources:

Primary and secondary schools revenue

The Company offers primary and secondary schools curriculum educational service, which provides full time curricula and coursework to students. The Company also offers accommodations, other ancillary school activities, tutorial materials and meal catering services for participating students. Tuition fees are generally collected before the beginning of each school year.

Each contract with a student in respect of the educational programs contains multiple performance obligations consisting of the provision of the curriculum education services, accommodations and meal catering services, as well as other ancillary school activities, if applicable (collectively, “educational services”), and delivery of educational books and related materials (collectively, “educational materials”). These performance obligations are distinct in the context of the contract. The consideration expected to be received is allocated at contract inception among the performance obligations based on their stand-alone selling prices. Revenue attributable to educational services is recognized over time, based on a straight-line basis over the school year, as students simultaneously receive and consume the benefits of these services throughout the service period. Revenue attributable to educational materials is recognized at point in time, when the control of the educational material or underlying goods is passed to customers.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition – continued

The tuition fees are generally collected in advance and initially recorded as deferred revenue. There are no variable considerations in the contracts with customers, except that the Company approves certain refunds to student who decides to withdraw. The Company generally offers refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the contract. The refund is equal to and limited to the amount related to the undelivered classes. The Company estimates and records refund liability for the portion the Company does not expect to be entitled based on historical refund ratio on a portfolio basis using the most likely amount method.

Tutorial service revenue

The Company offers various off-campus small-group foreign language tutoring programs. Each contract of tutorial service programs represents a series of distinct services, which is delivery of various courses. The services have substantially the same pattern of transfer to the students, as such, they are considered as a single performance obligation, which is satisfied proportionately based on a straight-line basis over the program term as students simultaneously receive and consume the benefits of these services throughout the program term. The Company is the principal in providing tutorial services as it controls such services before the services are transferred to the customer. The program fees are generally collected in advance and are initially recorded as deferred revenue. Generally, the Company approves refunds for any remaining classes to students who decide to withdraw from a course within the predetermined period in the contract. The refund is equal to and limited to the amount related to the undelivered classes. The Company estimates and records refund liability for the portion the Company does not expect to be entitled based on historical refund ratio on a portfolio basis using the most likely amount method.

Other revenues

The Company also provides education and management services to schools and kindergartens, including but not limited to branding, academic management, basic education resources, human resources, procurement and logistics management services. The promised services in each education and management service contract are combined and accounted as a single performance obligation, as the promised services in a contract are not distinct and are considered as a significant integrated service. The revenue is recognized on a straight-line basis over the period of the education and management service, as customers simultaneously receive and consume the benefits of these services throughout the service period.

Practical expedient

As a practical expedient, the Company elects to record the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that the entity otherwise would have recognized is one year or less. The Company has applied the new revenue standard requirements to a portfolio of contracts (or performance obligations) with similar characteristics for transactions where it is expected that the effects on the financial statements of applying the revenue recognition guidance to the portfolio would not differ materially from applying this guidance to the individual contracts (or performance obligations) within that portfolio. Therefore, the Company elects the portfolio approach in applying the new revenue guidance.

Disaggregation of revenue

Substantially all of revenues is recognized over time, based on a straight-line basis as students simultaneously receive education services throughout the service period. Revenue attributable to educational materials is recognized at point in time, which only accounts for a fraction of total revenue. As the Company’s long-lived assets are all located in Yangtze River Delta, which is a triangle-shaped megalopolis comprising areas of Shanghai, southern Jiangsu province and northern Zhejiang province and substantially all of the Company’s revenues are derived from this area, no geographical disaggregation is presented.

For the years ended September 30, 2019 and 2018, the disaggregation of revenue by major revenue stream is as follows:

	For the years ended September 30,
	2019	2018

Primary and secondary school revenue	$6,819,042	$4,083,871
Tutorial service revenue	7,927,196	7,696,499
Other revenue	419,615	85,811

Total	$15,165,853	$11,866,181

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue recognition (continued)

Contract balance

Contract liabilities are presented as deferred revenue in the consolidated balance sheets, which represents service fee payment received from students in advance of completion of performance obligations under a contract. The balance of deferred revenue is recognized as revenue upon the completion of performance obligations. As of September 30, 2019 and 2018, the balance of deferred revenue amounted to $8,786,312 and $7,841,722, respectively. Substantially all of which was recognized as revenue during the Company’s following fiscal year.

Refund liability

Refund liability mainly relates to the estimated refunds that are expected to be provided to students if they decide they no longer want to take the course. Refund liability estimates are based on historical refund ratio on a portfolio basis using the expected value method. As of September 30, 2019 and 2018, refund liability amounted to $108,798 and $105,031, respectively.

Cost of revenues

Cost of revenues mainly consists of salaries to instructors and tutors, rental expenses for office space and learning centers, depreciation and amortization of properties and equipment and teaching materials used in the provision of educational services.

Government subsidies

Government subsidies are recognized when there is reasonable assurance that the Company will comply with the conditions attach to it and the grant will be received. Government grant for the purpose of giving immediate financial support to the Company with no future related costs or obligation is recognized in the Company’s consolidated statements of comprehensive income when the grant becomes receivable. For the years ended September 30, 2019 and 2018, government subsidies income amounted to $65,035 and $65,447, respectively, and was included in other income of the consolidated statements of income and comprehensive income.

Advertising expenditures

Advertising expenditures are expensed as incurred and such expenses were minimal for the periods presented. Advertising expenditures have been included as part of selling and marketing expenses. For the years ended September 30, 2019 and 2018, the advertising expenses amounted to $82,184 and $178,365, respectively.

Operating leases

A lease for which substantially all the benefits and risks incidental to ownership remain with the lessor is classified by the lessee as an operating lease. All leases of the Company are currently classified as operating leases.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. The VAT is based on gross sales price and VAT rates range up to 6%, depending on the type of products sold or service provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. Net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in PRC remain subject to examination by the tax authorities for five years from the date of filing.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes

The Company accounts for current income taxes in accordance with the laws of the relevant tax authorities. Deferred income taxes are recognized when temporary differences exist between the tax bases of assets and liabilities and their reported amounts in the consolidated financial statements. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period including the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred for the years ended September 30, 2019 and 2018. All of the tax returns of the Company’s subsidiaries in the PRC remain subject to examination by the tax authorities for five years from the date of filing.

Employee benefits

Full-time employees of the Company in the PRC participate in a government-mandated employer contribution social insurance plan pursuant to which certain pension benefits, medical care, unemployment insurance, employee housing fund and other welfare benefits are provided to eligible full-time employees. Chinese labor regulations require that the Company make contributions to the government for these benefits based on government prescribed percentage of the employee’s salaries. The contributions to the plan are expensed as incurred. Obligations for contributions to employer contribution social insurance plans are recognized as an employee benefit expenses in the period during which services are rendered by employees.

Earnings per Share

The Company computes earnings per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income divided by the weighted average common share outstanding for the period. Diluted EPS presents the dilutive effect on a per-share basis of the potential Ordinary Shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential Ordinary Shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Foreign currency translation

The functional currencies of the Company are the local currency of the county in which the subsidiaries operate. The Company’s financial statements are reported using U.S. Dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currencies are translated at the average rates of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect on that date. The equity denominated in the functional currencies is translated at the historical rates of exchange at the time of capital contributions. Because cash flows are translated based on the average translation rates, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component in accumulated other comprehensive income included in consolidated statements of changes in equity. Gains and losses from foreign currency transactions are included in the consolidated statement of income and comprehensive income.

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s consolidated financial statements have been translated into the reporting currency of U.S. Dollars (“US$”). The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB amounts could have been, or could be, converted into US$ at the rates used in the translation.

The following table outlines the currency exchange rates that were used in creating the consolidated financial statements in this report:

	September 30, 2019	September 30, 2018
Balance sheet items, except for equity accounts	US$1=RMB 7.1378	US$1=RMB 6.8681
Items in the statements of income and cash flows	US$1=RMB 6.8729	US$1=RMB 6.5359

Comprehensive income

Comprehensive income consists of two components, net income and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income. Other comprehensive income (loss) consists of foreign currency translation adjustment resulting from the Company not using US$ as its functional currency.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Segment reporting

In accordance with ASC 280, Segment Reporting, operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”), or decision-making group, in deciding how to allocate resources and in assessing performance. The Company has two operating segments: (i) primary and secondary schools services; (ii) tutorial and other services. The Company’s CODM, who has been identified as the Chief Executive Officer (“CEO”), evaluates performance based on the operating segment’s revenue and their operating results. The Company’s CEO does not review the financial position by operating segments, thus no total assets or liabilities of each operating segment are separately reported. As the Company’s long-lived assets are all located in the PRC and substantially all of the Company’s revenues are derived from the PRC. Therefore, no geographical segments are presented.

Concentrations of risks

(a)	Concentration of credit risk

Assets that potentially subject the Company to a significant concentration of credit risk primarily consist of cash, accounts receivable and other current assets. The maximum exposure of such assets to credit risk is their carrying amounts as at the balance sheet dates. As of September 30, 2019 and 2018, the aggregate amount of cash and cash equivalent of $3,083,046 and $473,024, respectively, was held at major financial institutions in PRC, where there is no requirement for the financial institutions to maintain insurance to cover bank deposits in the event of bank failure. To limit the exposure to credit risk relating to deposits, the Company primarily places cash deposits with large financial institutions in the PRC. The Company conducts credit evaluations of its customers and suppliers, and generally does not require collateral or other security from them. The Company establishes an accounting policy to provide for allowance for doubtful accounts based on the individual customer’s and supplier’s financial condition, credit history, and the current economic conditions.

(b)	Foreign currency risk

A majority of the Company’s expense transactions are denominated in RMB and a significant portion of the Company and its subsidiaries’ assets and liabilities are denominated in RMB. RMB is not freely convertible into foreign currencies. In the PRC, certain foreign exchange transactions are required by law to be transacted only by authorized financial institutions at exchange rates set by the People’s Bank of China (“PBOC”). Remittances in currencies other than RMB by the Company in China must be processed through the PBOC or other China foreign exchange regulatory bodies which require certain supporting documentation in order to affect the remittance.

The Company’s functional currency is the RMB, and the Company’s financial statements are presented in U.S. dollars. The RMB depreciated by 3.2% in the fiscal year 2018 and further depreciated by 3.9% in the fiscal year 2019. It is difficult to predict how market forces or PRC or U.S. government policy may impact the exchange rate between the RMB and the U.S. dollar in the future. The change in the value of the RMB relative to the U.S. dollar may affect the Company’s financial results reported in the U.S. dollar terms without giving effect to any underlying changes in the Company’s business or results of operations. Currently, the Company’s assets, liabilities, revenues and costs are denominated in RMB. To the extent that the Company needs to convert U.S. dollars into RMB for capital expenditures and working capital and other business purposes, appreciation of RMB against U.S. dollar would have an adverse effect on the RMB amount the Company would receive from the conversion. Conversely, if the Company decides to convert RMB into U.S. dollar for the purpose of making payments for dividends, strategic acquisition or investments or other business purposes, appreciation of U.S. dollar against RMB would have a negative effect on the U.S. dollar amount available to the Company.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use asset and lease liability on the balance sheet for all leases, including operating leases, with a term in excess of 12 months. The guidance also expands the quantitative and qualitative disclosure requirements. In July 2018, the FASB issued updates to the lease standard making transition requirements less burdensome. The update provides an option to apply the transition provisions of the new standard at its adoption date instead of at the earliest comparative period presented in the company’s financial statements. The new guidance requires the lessee to record operating leases on the balance sheet with a right-of-use asset and corresponding liability for future payment obligations. FASB further issued ASU 2018-11 “Target Improvement” and ASU 2018-20 “Narrow-scope Improvements for Lessors.” In June 2020, the FASB issued ASU No. 2020-05, “Revenue from Contracts with Customers (Topic 606) and Leases (Topic 842) Effective Dates for Certain Entities” (“ASU 2020-05”) in response to the ongoing impacts to businesses in response to the coronavirus (COVID-19) pandemic. ASU 2020-05 provides a limited deferral of the effective dates for implementing previously issued ASU 842 to give some relief to businesses and the difficulties they are facing during the pandemic. ASU 2020-05 affects entities in the “all other” category and public Not-For-Profit entities that have not gone into effect yet regarding ASU 2016-02, Leases (Topic 842). Entities in the “all other” category may defer to fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022. As an emerging growth company, the Company will adopt this guidance effective October 1, 2022. The Company is evaluating the impact on its consolidated financial statements.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent accounting pronouncements (continued)

In June 2016, the FASB issued ASU No. 2016-13, “Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which requires the Company to measure and recognize expected credit losses for financial assets held and not accounted for at fair value through net income. In November 2018, April 2019 and May 2019, the FASB issued ASU No. 2018-19, “Codification Improvements to Topic 326, Financial Instruments - Credit Losses,” “ASU No. 2019-04, Codification Improvements to Topic 326, Financial Instruments - Credit Losses,” “Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments,” and “ASU No. 2019-05, Financial Instruments - Credit Losses (Topic 326): Targeted Transition Relief,” which provided additional implementation guidance on the previously issued ASU. The ASU is effective for fiscal years beginning after December 15, 2020. The ASU requires a modified retrospective adoption method. The Company is still evaluating the impact of adoption on its financial statements and disclosures.

In August 2018, the FASB Accounting Standards Board issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740)—Simplifying the Accounting for Income Taxes. ASU 2019-12 is intended to simplify accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. ASU 2019-12 is effective for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years, which is fiscal 2021 for us, with early adoption permitted. The Company does not expect adoption of the new guidance to have a significant impact on financial statements.

Except for the above-mentioned pronouncements, there are no new recent issued accounting standards that will have a material impact on the consolidated financial position, statements of operations and cash flows.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 3 – LIQUIDITY AND CAPITAL RESOURCES

In assessing its liquidity, management monitors and analyzes the Company’s cash on-hand, its ability to generate sufficient revenue sources in the future, and its operating and capital expenditure commitments. For the years ended September 30, 2019 and 2018, the Company recorded net profit of approximately $3.5 million and $2.2 million, respectively and the Company generated positive cash flow from operation of approximately $6.8 million and $3.9 million, respectively. While the Company had a negative working capital of approximately $12.3 million as of September 30, 2019, which was largely attributed to unearned tuition advances of approximately $8.8 million. These deferred tuition payments will be recognized as revenue in the next fiscal year when the services are provided. The Company has historically funded its working capital needs primarily from operations, bank loans, and advances from shareholders and intends to continue doing so in the near future.

Since the beginning of 2020, the COVID-19 outbreak has resulted in the temporary closure of many business facilities across China. Normal economic life throughout China was sharply curtailed. Many small-scaled education and training institutions closed out during the COVID-19 pandemic, and thus, couldn’t retain students. The pandemic has affected many aspects of the Company’s business, including interruption of on-site foreign language tutoring programs, additional cost to convert off-line course to on-line courses, etc. However, due to the Company’s prompt reaction to COVID-19 and adjustment of its courses delivery method, the Company was able to limit the negative impact of COVID-19 on its operational results in the first half of 2020. Since April 2020, many of the lockdown restrictions within China have been lifted, the Company has managed to enroll more students from closed-out small-scaled competitors. Management expects the increased enrollment in the tutoring programs will strengthen the Company’s revenue and operating cash flows in fiscal year 2020.

The Company currently plans to fund its operations mainly through cash flow from its operations, renewal of bank borrowings, supports from controlling shareholders if necessary to ensure sufficient working capital. As of September 30, 2019, the Company had cash on hand of approximately $3.1 million and outstanding bank loans of approximately $2.5 million. Management expects that it would be able to renew all of its existing bank loans upon their maturity based on past experience and the Company’s good credit history. The Company believes that its cash on hand and internally generated cash flows will be sufficient to fund its operations over at least the next 12 months from the date of this report. However, the Company may need additional cash resources in the future if the Company experiences changed business conditions or other developments, and may also need additional cash resources in the future if the Company wishes to pursue opportunities for investment, acquisition, strategic cooperation or other similar actions. If it is determined that the cash requirements exceed the Company’s amounts of cash on hand, the Company may seek to issue additional debt or obtain financial supports from shareholders. The principal shareholder of the Company has made pledges to provide financial support to the Company whenever necessary.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4 — PREPAYMENTS AND OTHER ASSETS, NET

Prepayments and other assets, net consisted of the following:

	September 30, 2019	September 30, 2018

Prepaid rents	$138,201	$201,094
Loans to third-parties	425,179	275,625
Advances to vendors	55,124	27,438
Advance to employees	149,741	86,283
Security deposits	361,815	238,747
Others	78,810	97,383
	1,208,870	926,570
Less: allowance for doubtful accounts	(241,008)	(250,472)
Prepayment and other assets, net	$967,862	$676,098

Allowance for doubtful accounts movement:

	September 30, 2019	September 30, 2018

Beginning balance	$250,472	$104,565
Provision	3,573	164,138
Write off	(3,573)	(3,238)
Foreign currency translation adjustments	(9,464)	(14,993)
Ending balance	$241,008	$250,472

Note 5 — PROPERTY AND EQUIPMENT, NET

Property and equipment, net, consist of the following:

	September 30, 2019	September 30, 2018

Buildings	$1,320,882	$1,372,751
Office Equipment	710,801	533,355
Leasehold Improvements	1,096,244	1,071,995
Subtotal	3,127,927	2,978,101
Less: accumulated depreciation and amortization	(652,199)	(407,366)
Construction in progress	332,176	24,914
Property and equipment, net	$2,807,904	$2,595,649

Depreciation expenses for the years ended September 30, 2019 and 2018 amounted to $270,255 and $222,542, respectively.

Construction in progress represents costs of construction incurred for the Company’s new dormitory, teaching facility and office space decoration. The construction was completed and put in use in August 2020. Pursuant to the construction agreement, total construction budget is approximate $3.0 million. As of September 30, 2020, approximately $1.8 million has been paid.

Note 6 — LAND USE RIGHTS, NET

Land use rights, net, consist of the following:

	September 30, 2019	September 30, 2018

Land use rights	$7,917,553	$8,228,463
Less: accumulated amortization	(746,452)	(509,685)
Land use rights, net	$7,171,101	$7,718,778

The amortization expenses were $265,893 and $268,311 for the years ended September 30, 2019 and 2018, respectively.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — LAND USE RIGHTS, NET (continued)

The estimated amortization of land use rights is as follows:

Twelve months ending September 30,	Estimated amortization expense
2020	$245,505
2021	245,505
2022	245,505
2023	245,505
2024	245,505
Thereafter	5,943,576
Total	$7,171,101

Note 7 — LONG TERM NOTES PAYABLE

During the period from 2011 to 2016, the Company’s VIE, Ouhai Art School, entered into a Note Agreement and several around of amendments (“Note Agreement”) with a former shareholder of Ouhai Art School (“Party A”). Pursuant to the Note Agreement, Party A provided funding to Ouhai Art School for the acquisition of its land use rights and construction of building facilities. In return, Ouhai Art School is obligated to repay Party A in total of approximately $9.3 million (or RMB 63.6 million). The original notes were due on demand without specific repayment term. As of September 30, 2019 and 2018, the balance of notes payable amounted to $4,189,729 and $5,217,011, respectively. Subsequently to September 30, 2019, both parties agreed to a revised Note Agreement, which included a specific repayment schedule, extending the expiration term to September 30, 2027 and charging an annual interest rate of 8% payable on annual basis, effective on October 1, 2019. The long-term notes payable is recorded at present value of the notes using market interest rate. Since the interest rate on the revised notes payable approximates the market rate, the value of the revised note payable determined by the present value of future cash flow was same as the carrying value of the outstanding note payable as of September 30, 2019. The Company did not recognized any losses or gains from the amendment of the notes payable. As a result of the revised note payable agreement, the notes payable balance $3,566,673 was presented as long term portion of notes payable as of September 30, 2019. The carrying value of the notes payable as of September 30, 2019 and 2018 are shown as follows:

	For the year ended September 30, 2019	For the year ended September 30, 2018

Opening balance – Notes payable	$5,217,011	$6,206,451
Repayment	(862,154)	(835,853)
Foreign exchange adjustments	(165,128)	(153,587)
Ending balance	4,189,729	5,217,011
Less: Current portion	623,056	-
Long term portion	$3,566,673	$5,217,011

As of September 30, 2019, the principal balance of note payable amounted to $4,189,729, which is required to be repaid with the following schedule:

Due Date	Amount
October 1, 2019	$329,233
September 30, 2020	293,823
September 30, 2021	333,709
September 30, 2022	281,985
September 30, 2023	668,693
September 30, 2024	668,693
September 30, 2025	696,503
September 30, 2026	458,545
September 30, 2027	458,545
Total	$4,189,729

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 8 — ACCRUED EXPENSE AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

	September 30, 2019	September 30, 2018

Payroll payables	$534,494	$301,800
Interest payables	9,176	364
Professional fee and others	210,076	265,257
Total	$753,746	$567,421

Note 9 — BANK LOANS

Short-term Borrowings

Short-term borrowings represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

		As of	As of
		September 30, 2019	September 30, 2018
Wenzhou Minshang Bank	(1)	$-	$684,323
China Zheshang Bank (“CZ Bank”)	(2)	1,050,744	-
Total		$1,050,744	$684,323

(1)	On June 30, 2017, the Company entered into a loan agreement with Wenzhou Minshang Bank to obtain a loan of $728,003 (or RMB 5,000,000) for a term from June 30, 2017 to June 29, 2020 at a fixed annual interest rate of 8.075%. Two related parties of the Company guaranteed the repayment of the loan. The Company repaid $43,680 (RMB 300,000) in principal in fiscal 2018 and the remaining balance of the principal in fiscal 2019 prior to maturity.
(2)	On May 31, 2019, the Company entered into a loan agreement with China Zheshang Bank (“CZ Bank”) to obtain a loan of $1,050,744 (or RMB 7,500,000) for a term from May 31, 2019 to May 31, 2020 at a fixed annual interest rate of 6.09%. Two related parties of the Company guaranteed the repayment of the loan. The loan was repaid in full upon maturity.

Long-term Borrowings

Long-term borrowings consisted of the following:

		As of	As of
		September 30, 2019	September 30, 2018
Wenzhou Minshang Bank	(1)	$588,417	$-
Wenzhou Minshang Bank	(2)	818,179	-
Total		$1,406,596	$-
Less: current maturity of long-term loan		126,089
Long term portion		$1,280,507	$-

(1)	On December 12, 2018, the Company entered into a loan agreement with Wenzhou Minshang Bank to obtain a loan of $700,496 (or RMB 5,000,000) for a term from December 12, 2018 to December 12, 2021 at a fixed annual interest rate of 8%. Two related parties of the Company guaranteed the repayment of the loan. The Company repaid $112,079 (or RMB 800,000) in principal in fiscal 2019 and subsequently repaid $63,045 (RMB 450,000) in principal on March 15, 2020.

(2)	On December 13, 2018, the Company entered into a loan agreement with Wenzhou Minshang Bank to obtain a loan of $818,179 (or RMB 5,840,000) for a term from December 13, 2018 to December 12, 2021 at a fixed annual interest rate of 8%. Two related parties of the Company guaranteed the repayment of the loan.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — BANK LOANS (continued)

For the years ended September 30, 2019 and 2018, the weighted average annual interest rate for the bank loans was approximately 7.6% and 8.2%, respectively. Interest expenses for the above-mentioned loans amount to $129,305 and $61,623 for the years ended September 30, 2019 and 2018, respectively.

The repayment schedule for the bank loans are as follows:

Twelve months ending September 30,	Repayment
2020	$1,176,840
2021	70,050
2022	1,210,464
Total	$2,457,354

Note 10 — RELATED PARTIES BALANCES AND TRANSACTIONS

Due to related party

Due to related party amounted to $1,013,599 and $6,146,849 as of September 30, 2019 and 2018, respectively, represented the balance of the funds advanced by the controlling shareholder of the Company for working capital purpose. These funds were non-interest bearing and due upon demand.

Revenue earned from related parties

For the year ended September 30, 2019, the Company provided educational management consulting service to certain kindergartens owned by Mr. Weng and earned revenue from related parties of $275,966. There was no such revenue earned for the year ended September 30, 2018.

Guarantee provided to a related party

On September 26, 2019, the Company’s subsidiary- Xianjin signed an agreement with Shanghai Pudong Development Bank to provide guarantee for a related party’s borrowing of $1,092,774 for a period from September 26, 2019 to September 26, 2022. The related party is owned by Mr. Weng, who, in return, personally indemnifies the Company against any potential losses caused by the above guaranty. As of September 30, 2019, the Company did not record any guarantee liability since there was no indications of default by the related party and Mr. Weng’s indemnity.

Guarantee provided by related parties

Two related parties of the Company guaranteed the repayment of the Company’s short-term and long-term loan. (See Note 9)

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — TAXES

(a)	Corporate Income Taxes (“CIT”)

Cayman Islands

The Company is incorporated in the Cayman Islands and is not subject to tax on income or capital gains under the laws of Cayman Islands. Additionally, the Cayman Islands does not impose a withholding tax on payments of dividends to shareholders.

Hong Kong

Under Hong Kong tax laws, Shanghai Golden Sun and Hong Kong Golden Sun are subject to a statutory income tax rate at 16.5% if revenue is generated in Hong Kong and they are exempted from income tax on their foreign-derived income. There are no withholding taxes in Hong Kong on remittance of dividends.

PRC

Under the Enterprise Income Tax (“EIT”) Law of PRC, domestic enterprises and Foreign Investment Enterprises (the “FIE”) are usually subject to a unified 25% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on a case-by-case basis. According to the Law on the Promotion of Private Education (“2016 Private Education Law”) effective as of September 1, 2017, private schools may enjoy preferential tax treatment, and will be entitled to similar tax benefits as public schools. Yangfushan Tutorial, qualified as “small-scaled minimal profit enterprise”, is entitled to preferential rate of 10%. The rest of the Company’s VIE and subsidiaries are subject to statutory 25% income tax rate.

The PRC tax system is subject to substantial uncertainties. There can be no assurance that changes in PRC tax laws or their interpretation or their application will not subject the Company’s PRC entities to substantial PRC taxes in the future.

i)	The components of the income tax provision are as follows:

	For the year ended September 30, 2019	For the year ended September 30, 2018

Current	$744,923	$941,434
Deferred	335,289	(71,639)
Total provision for income taxes	$1,080,212	$869,795

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 11 — TAXES (continued)

ii)	The following table reconciles PRC statutory rates to the Company’s effective tax rate:

The following table reconciles the China statutory rates to the Company’s effective tax rate:

	For the year ended September 30,	For the year ended September 30,
	2019	2018
PRC statutory tax rate	25.0%	25.0%
Change in valuation allowance	(0.1)%	1.4%
Non-deductible items and others *	(1.4)%	2.2%
Effective tax rate	23.5%	28.6%

* Non-deductible items and others represent excess expenses and losses not deductible for PRC tax purpose

iii)	The following table summarizes deferred tax assets and liabilities resulting from differences between financial accounting basis and tax basis of assets and liabilities:

	September 30, 2019	September 30, 2018

Deferred tax assets:
Net operating loss carry-forward	$140,406	$481,015
Valuation allowance	(74,118)	(76,601)
Total deferred tax assets	$66,288	$404,414

As of September 30, 2019, the net operating losses carried forward was approximately $0.6 million, which will expire in 2024. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Recovery of substantially all of the Company’s deferred tax assets is dependent upon the generation of future income, exclusive of reversing taxable temporary differences. Based upon the level of historical taxable income and projections for future taxable income over the periods in which the deferred tax assets are recoverable, management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets as September 30, 2019 and 2018. For the years ended September 30, 2019 and 2018, the change in valuation allowance amounted to $2,483 and negative $38,675, respectively.

(b)	Taxes payable

Taxes payable consist of the following:

	September 30, 2019	September 30, 2018

Income tax payable	$2,217,087	$1,561,737
Value-added tax payable	649,948	401,456
Other taxes payable	113,134	79,633
Total taxes payable	$2,980,169	$2,042,826

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. No significant penalties or interest relating to income taxes have been incurred during the years ended September 30, 2019 and 2018.

As of September 30, 2019 and 2018, the Company had accrued tax liabilities of approximately $3.0 million and $2.0 million, respectively, mostly related to the unpaid income tax and business tax in China. According to PRC taxation regulation, if tax has not been fully paid, tax authorities may impose tax and late payment penalties within three years. In practice, since all of the taxes owed are local taxes, the local tax authority is typically more flexible and willing to provide incentives or settlements with local small and medium-size businesses to relieve their burden and to stimulate the local economy. There was no interest and penalty accrued as of September 30, 2019 and 2018, because the Company has not received any penalty and interest charge notice from local tax authorities. As of September 30, 2019, the tax years ended December 31, 2014 through December 31, 2018 for the Company’s PRC subsidiaries and VIEs remain open for statutory examination by PRC tax authorities.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — SHAREHOLDERS’ EQUITY

Ordinary shares

The Company was established by Mr. Xueyuan Weng and his wife Xiulan Ye (“two founding shareholders”) under the laws of the Cayman Islands on September 20, 2018 with 2,410 ordinary shares issued and outstanding. From April 2020 to October 19, 2020, the two founding shareholders sold an aggregate of 1,662.9 ordinary shares to several purchasers and thereafter, Mr. Xueyuan Weng held 747.1 ordinary shares and Ms. Xiulan Ye did not hold any ordinary shares of the Company. On November 24, 2020, the shareholders of the Company held a meeting (the “Meeting”) and unanimously approved an amendment to the share capital, re-designation of shares and the adoption of the amended and restated memorandum and articles of association, after which, (1) the Company’s share capital was changed to $50,000 divided into 45,000 Class A ordinary Shares of $1.00 par value per share and 5,000 Class B ordinary shares of $1.00 par value per share, and (2) 747.1 Class B ordinary shares were issued to Mr. Xueyuan Weng. On December 5, 2020, Mr. Xueyuan Weng’s 747.1 Class A ordinary shares were canceled. Class A ordinary shares and Class B ordinary shares have equal economic rights but unequal voting rights, pursuant to which Class A ordinary shares will receive one vote each and Class B ordinary shares will receive five votes each. As a result, Mr. Xueyuan Weng only owns 747.1 Class B ordinary shares of par value of $1 each and Ms. Xiulan Ye does not own any ordinary shares of the Company (the “recapitalization”).

For the years ended September 30, 2019 and 2018, the shares are presented on a retroactive basis to reflect this recapitalization. As of September 30, 2019 and 2018, 2,410 ordinary shares were issued and outstanding. As of September 30, 2019 and 2018, additional paid-in capital in the consolidated balance sheet represented the combined contributed capital of the Company’s subsidiaries.

Statutory reserve and restricted net assets

As stipulated by relevant PRC laws and regulations, the Company’s subsidiaries and affiliated entities in the PRC must take appropriations from tax profit to non-distributive funds. These reserves include general reserve and the development reserve.

The general reserve requires annual appropriation 10% of after-tax profits at each year-end until the balance reaches 50% of a PRC company’s registered capital. Other reserve is set aside at the Company’s discretion. These reserves can only be used for general enterprise expansion and are not distributable as cash dividends. The general reserve amounted to $196,209 and $169,995 as of September 30, 2019 and 2018, respectively.

Prior to the effectiveness of Amended Private Education Law, PRC laws and regulations required private schools that require reasonable returns to contribute 25% of after-tax income before payments of dividend to a fund to be used for the construction or maintenance of the school or procurement or upgrading of educational facility. For private schools that do not require reasonable returns, this amount should be equivalent to no less than 25% of the annual increase of its net assets as determined in accordance with generally accepted accounting principles in the PRC. For the Company’s private schools, development reserve amounted to $490,522 and $424,989 as of September 30, 2019 and 2018, respectively. The statutory reserves cannot be transferred to the Company in the form of loans or advances and are not distributable as cash dividends except in the event of liquidation.

Because the Company’s operating subsidiaries in the PRC can only be paid out of distributable profits reported in accordance with PRC accounting standards, the Company’s operating subsidiaries in the PRC are restricted from transferring a portion of their net assets to the Company. The restricted amounts include the paid-in capital and statutory reserves of the Company’s entities in the PRC. The aggregate amount of paid-in capital and statutory reserves, which represented the amount of net assets of the Company’s operating subsidiaries in the PRC not available for distribution, was $2,343,098 and $2,251,351 as of September 30, 2019 and 2018.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 13 — COMMITMENTS AND CONTINGENCIES

Contingencies

From time to time, the Company is subject to certain legal proceedings, claims and disputes that arise in the ordinary course of business. Although the outcomes of these legal proceedings cannot be predicted, the Company does not believe these actions, in the aggregate, will have a material adverse impact on its financial position, results of operations or liquidity. As of September 30, 2019, the Company has no outstanding litigation.

Operating lease commitments

The Company signed several lease agreements to rent offices and facilities for its operations with the latest expiring date of May 31, 2025.

As of September 30, 2019, the Company was obligated under six operating leases for minimum rentals as follows:

Twelve months ending September 30,	Minimum lease payment
2020	$1,353,154
2021	1,158,783
2022	1,009,039
2023	576,084
2024	380,973
Thereafter	1,005,469
Total	$5,483,502

Rent expenses for the years ended September 30, 2019 and 2018 were $1,326,300 and $970,873, respectively.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 14 —SEGMENTS

The Company identified two operating segments, including primary and secondary school and tutoring and other services as reportable segments. The revenue and operating results by the two reportable segments were as follows:

For the year ended September 30, 2018

	Primary and secondary schools services	Tutorial and other services	Consolidated

Revenues	$4,083,871	$7,782,310	$11,866,181
Cost of revenues	2,603,480	2,899,599	5,503,079
Gross profit	1,480,391	4,882,711	6,363,102

Interest expense	61,661	8,129	69,790
Depreciation and amortization	488,922	1,931	490,853

Segment net income	$412,484	$1,760,510	$2,172,994

For the year ended September 30, 2019

	Primary and secondary schools services	Tutorial and other services	Consolidated

Revenues	$6,819,042	$8,346,811	$15,165,853
Cost of revenues	3,298,329	3,752,321	7,050,650
Gross profit	3,520,713	4,594,490	8,115,203

Interest expense	34,820	112,196	147,016
Depreciation and amortization	508,724	27,424	536,148

Segment net income	$1,908,896	$1,600,363	$3,509,259

The Company’s CODM does not review the financial position by operating segments, thus no total assets or liabilities of each operating segment are presented.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — SUBSEQUENT EVENTS

Since the beginning of 2020, the COVID-19 outbreak has resulted in the temporary closure of many business facilities across China. Normal economic life throughout China was sharply curtailed. The extent of the impact of COVID-19 on the Company’s results of operations and financial condition will depend on future developments, including the duration and spread of the pandemic, which are still uncertain at this point of time. Relaxation of restrictions on economic and social life may lead to new cases which may lead to the reposition of restrictions. The COVID-19 pandemic has affected many aspects of the Company’s business, including interruption of on-site training courses, additional cost to convert off-line course to on-line course, etc. However, due to promptly reaction to COVID-19 and adjustment of course delivery method, the Company was able to limit the negative impact of COVID-19 on its operational results in first half of year 2020. Schools have resumed on-site teaching since April 2020. The Company will continue to closely monitor the situation to ensure a safe and healthy environment and mitigate the impact on operation.

On November 12, 2019, the Company entered into a loan agreement with CZ Bank to obtain a loan of $700,496 (or RMB 5,000,000) for a term from November 12, 2019 to September 3, 2020 at a fixed annual rate of 7%. Two related parties, i.e., Mr. Xueyuan Weng, our Chairman and CEO, and his wife, Ms. Xiulan Ye, guaranteed the repayment of the loan.

On June 3, 2020, the Company entered into a loan agreement with CZ Bank to obtain a loan of $980,694 (or RMB 7,000,000) for a term from June 3, 2020 to June 2, 2021 at a fixed annual rate of 5.9%. Two related parties, i.e., Mr. Xueyuan Weng, our Chairman and CEO, and his wife, Ms. Xiulan Ye, guaranteed the repayment of the loan.

On September 3, 2020, the Company entered into a loan agreement with CZ Bank to obtain a loan of $70,550 (or RMB 500,000) for a term from September 3, 2020 to September 2, 2021 at a fixed rate of 6.09% per annum. Two related parties, i.e., Mr. Xueyuan Weng, our Chairman and CEO, and his wife, Ms. Xiulan Ye, guaranteed the repayment of the loan.

On September 3, 2020, the Company entered into a loan agreement with CZ Bank to obtain a loan of $634,948 (or RMB 4,500,000) for a term from September 3, 2020 to September 2, 2021 at a fixed rate of 6.9% per annum. Two related parties, i.e., Mr. Xueyuan Weng, our Chairman and CEO, and his wife, Ms. Xiulan Ye, guaranteed the repayment of the loan.

On September 10, 2020, the Company entered into a loan agreement with Shanghai Bank to obtain a loan of $210,149 (or RMB 1,500,000) for a term from September 17, 2020 to September 17, 2021 at a fixed rate of 4.35% per annum. Shanghai Small and Micro Enterprise Guarantee Funding Center and two related parties, i.e., Mr. Zhou Shen and Ms. Wenjia Xin, both principals of Jicai, guaranteed the repayment of the loan.

On October 12, 2020, the Company signed a maximum borrowing agreement (the “credit line No.7601”) with Zhejiang Wenzhou Ouhai Rural Commercial Bank (“RCB”). Pursuant to the agreement, the Company can obtain loans not exceeding RMB 1.7 million from October 12, 2020 to October 11, 2030 from RCB. The Company pledged certain land use right and related property to the bank. On October 23, 2020, under the credit line No. 7601, the Company entered into a specific loan agreement with RCB to obtain a loan of $140,099 (or RMB 1,000,000) for a term from October 23, 2020 to October 21, 2023 at a fixed interest rate of 4.55% per annum.

On October 12, 2020, the Company signed a maximum borrowing agreement (the “credit line No.7602”) with RCB. Pursuant to the agreement, the Company can obtain loans not exceeding RMB 7.0 million from October 12, 2020 to October 11, 2030 from RCB. A related party pledged his property to the bank. On October 23, 2020, under the credit line No.7602, the Company entered into two specific loan agreements with RCB. The first loan agreement is to obtain a loan of $392,278 (or RMB 2,800,000) for a term from October 23, 2020 to October 21, 2021 at a fixed interest rate of 7.92% per annum. The second loan agreement is to obtain a loan of $588,417 (or RMB 4,200,000) for a term from October 23, 2020 to October 22, 2023 at a fixed interest rate of 4.99% per annum.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s PRC subsidiaries and VIE are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in the PRC is subject to limitations, procedures and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in the PRC. The Company’s subsidiaries and VIE are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserves account until the accumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

In addition, the Company’s operations and revenues are conducted and generated in the PRC, all of the Company’s revenues being earned and currency received are denominated in RMB. RMB is subject to the foreign exchange control regulation in China, and, as a result, the Company may be unable to distribute any dividends outside of China due to PRC foreign exchange control regulations that restrict the Company’s ability to convert RMB into USD.

Regulation S-X requires the condensed financial information of registrant shall be filed when the restricted net assets of consolidated subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. For purposes of the above test, restricted net assets of consolidated subsidiaries shall mean that amount of the registrant’s proportionate share of net assets of consolidated subsidiaries (after intercompany eliminations) which as of the end of the most recent fiscal year may not be transferred to the parent company by subsidiaries in the form of loans, advances or cash dividends without the consent of a third party. The condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule I of Regulation S-X as the restricted net assets of the Company’s PRC subsidiary exceed 25% of the consolidated net assets of the Company.

Certain information and footnote disclosures normally included in financial statements prepared in conformity with generally accepted accounting principles have been condensed or omitted. The Company’s investment in subsidiary is stated at cost plus equity in undistributed earnings of subsidiaries.

Due to subsidiaries and VIEs, net, on the Condensed Balance Sheets, is comprised of the Parent Company’s net investment deficit in its subsidiaries and VIEs under the equity method of accounting.

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

GOLDEN SUN EDUCATION GROUP LIMITED

PARENT COMPANY BALANCE SHEETS

	September 30,	September 30,
	2019	2018
ASSETS
LIABILITIES
Due to subsidiaries and VIEs, net	$6,822,979	$10,458,971
TOTAL LIABILITIES	$6,822,979	$10,458,971

EQUITY:
Ordinary shares, 50,000 shares authorized, consisting of 45,000 Class A ordinary shares of $1.0 par value per share and 5,000 Class B ordinary shares of $1.0 par value per share, 1,662.9 Class A ordinary shares and 747.1 Class B ordinary shares issued and outstanding at September 30, 2019 and 2018*
Class A ordinary shares	$1,663	$1,663
Class B ordinary shares	747	747
Additional paid in capital	1,653,957	1,653,957
Statutory reserves	686,731	594,984
Accumulated deficits	(8,220,150)	(11,494,129)
Accumulated other comprehensive loss	(945,927)	(1,216,193)
TOTAL SHAREHOLDERS’ EQUITY	(6,822,979)	(10,458,971)

TOTAL LIABILITIES AND EQUITY	$-	$-

*	Shares and per share data are presented on a retroactive basis to reflect the recapitalization on December 5, 2020

GOLDEN SUN EDUCATION GROUP LIMITED

PARENT COMPANY STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	For the Years Ended September 30,
	2019	2018

Equity in earnings of subsidiaries	$3,365,726	$2,040,781
NET INCOME	3,365,726	2,040,781

OTHER COMPREHENSIVE INCOME
Foreign currency translation adjustment	270,266	292,220
COMPREHENSIVE INCOME	$3,635,992	$2,333,001

GOLDEN SUN EDUCATION GROUP LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 16 — CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (continued)

GOLDEN SUN EDUCATION GROUP LIMITED

PARENT COMPANY STATEMENTS OF CASH FLOWS

	For the Years Ended September 30,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$3,365,726	$2,040,781
Adjustments to reconcile net income to net cash used in operating activities:
Equity in earnings of subsidiaries	(3,365,726)	(2,040,781)
NET CASH USED IN OPERATING ACTIVITIES	-	-

CHANGES IN CASH	-	-
CASH, BEGINNING OF YEAR	-	-
CASH, END OF YEAR	$-	$-

Until [     ], 2021, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriter and with respect to their unsold allotments or subscriptions.

Class A Ordinary Shares

Golden Sun Education Group Limited

Prospectus dated [●], 2021

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

The Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association, which will become effective upon or before completion of this offering, provide that, to the extent permitted by law, we shall indemnify each existing or former secretary, director (including alternate director), and any of our other officers (including an investment adviser or an administrator or liquidator) and their personal representatives against:

(a) all actions, proceedings, costs, charges, expenses, losses, damages, or liabilities incurred or sustained by the existing or former director (including alternate director), secretary, or officer in or about the conduct of our business or affairs or in the execution or discharge of the existing or former director (including alternate director)’s, secretary’s, or officer’s duties, powers, authorities or discretions; and

(b) without limitation to paragraph (a) above, all costs, expenses, losses, or liabilities incurred by the existing or former director (including alternate director), secretary, or officer in defending (whether successfully or otherwise) any civil, criminal, administrative or investigative proceedings (whether threatened, pending or completed) concerning us or our affairs in any court or tribunal, whether in the Cayman Islands or elsewhere.

No such existing or former director (including alternate director), secretary, or officer, however, shall be indemnified in respect of any matter arising out of his own dishonesty.

To the extent permitted by law, we may make a payment, or agree to make a payment, whether by way of advance, loan or otherwise, for any legal costs incurred by an existing secretary, or any of our officers in respect of any matter identified in above on condition that the secretary, or officer must repay the amount paid by us to the extent that it is ultimately found not liable to indemnify the secretary or that officer for those legal costs.

Pursuant to indemnification agreements, the form of which will be filed as Exhibit 10.2 to this registration statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer.

The Underwriting Agreement, the form of which will be filed as Exhibit 1.1 to this registration statement, will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 7. RECENT SALES OF UNREGISTERED SECURITIES.

During the past three years, we have issued the following securities which were not registered under the Securities Act. We believe that each of the following issuance was exempt from registration under the Securities Act in reliance on Regulation S under the Securities Act regarding sales by an issuer in offshore transactions. No Placement Agents were involved in these issuances of securities.

Securities/Purchaser	Date of Issuance	Number of Securities	Consideration
Ordinary Shares
Xueyuan Weng	September 20, 2018	1,800	$1,800
Xiulan Ye	September 20, 2018	200	$200
Vast Express Development Co., Ltd.	September 20, 2018	230	$230
Hongkong Yude Biotechnology Limited	September 20, 2018	180	$180
Xueyuan Weng	November 24, 2020	747.10	$747.10

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b) Financial Statement Schedules

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the Consolidated Financial Statements or the Notes thereto.

ITEM 9. UNDERTAKINGS.

The undersigned registrant hereby undertakes to provide to the Underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the Underwriter to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) For the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(4) For the purpose of determining any liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

(iii) The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Wenzhou, People’s Republic of China, on [●], 2020.

Golden Sun Education Group Limited

By:	/s/
Xueyuan Weng
Chief Executive Officer, Director, and Chairman of the Board of Directors
(Principal Executive Officer)

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Chief Executive Officer, Director, and Chairman of the Board of Directors	[●], 2020
Name: Xueyuan Weng	(Principal Executive Officer)

/s/	Chief Financial Officer	[●], 2020
Name: Yunan Huang	(Principal Accounting and Financial Officer)

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933 as amended, the undersigned, the duly authorized representative in the United States of America, has signed this registration statement thereto in New York, NY on [●], 2020.

Cogency Global Inc.

By:	[●]
Name: [●]
Title: [●]

EXHIBIT INDEX

Description
1.1**	Form of Underwriting Agreement
3.1*	Amended and Restated Memorandum of Association
3.2*	Amended and Restated Articles of Association
4.1*	Specimen Certificate for Class A Ordinary Shares
4.2**	Form of Underwriter’s Warrant
5.1**	Opinion of Ogier regarding the validity of the Class A Ordinary Shares being registered
10.1**	Form of Employment Agreement by and between executive officers and the Registrant
10.2*	Form of Indemnification Agreement with the Registrant’s directors and officers
10.3*	English Translation of the Exclusive Education and Consulting Services Agreement between Golden Sun Wenzhou and Ouhai Art School dated March 1, 2019
10.4*	English Translation of the Powers of Attorney granted by shareholders of Ouhai Art School
10.5*	English Translation of the Business Operations Agreement among Golden Sun Wenzhou, Ouhai Art School, and shareholders of Ouhai Art School dated March 1, 2020
10.6*	English Translation of Pledge Guarantee Agreement for Accounts Receivables between Golden Sun Wenzhou and Ouhai Art School dated March 1, 2020
10.7*	English Translation of the Exclusive Option Agreement among Golden Sun Wenzhou, Ouhai Art School, and shareholders of Ouhai Art School dated March 1, 2019
10.8*	English Translation of the Spousal Consent granted by the spouse of each individual shareholder of Ouhai Art School
10.9*	English translation of Entrustment Agreement between Chongwen Middle School and Golden Sun Shanghai
10.10*	English translation of Agreement on Concerted Action
10.11*	English translation of Cooperative Education Agreement between Central Radio & Television Secondary Specialized School and Yangfushan Tutorial
10.12*	English translation of Purchase Agreement of Yangfushan Tutorial between Xueyuan Weng and the Company
21.1*	Subsidiaries
23.1**	Consent of Friedman LLP
23.2**	Consent of Ogier (included in Exhibit 5.1)
99.1**	Code of Business Conduct and Ethics of the Registrant
99.2*	Consent of Frost & Sullivan
99.3*	Independent Market Research China’s Premium Private Primary and Secondary Education, Non-English foreign Language Training and Zhongkao, Gaokao Training Market Study
99.4*	Consent of Steve Fu
99.5*	Consent of Robert Travers
99.6*	Consent of Wenlong Xia
99.7*	Consent of Jin’an Li

*	Filed herewith.
**	To be filed by amendment.